

02042789

82- SUBMISSIONS FACING

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OMV Aktiengesellschaft

*CURRENT ADDRESS Otto-Wagner-Platz 5, POB 15
A 1091 Vienna
Austria

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3209 FISCAL YEAR 12/31/99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 7/23/02


OMV


ARS
12-31-99

1999

Annual Report

Open for more responsibility.

At a glance

At a glance	1999	1998	+/– in %
in EUR million			
Consolidated sales	5,179	4,720	10
Earnings before interest and tax (EBIT)	285	220	29
Income from ordinary activities	278	223	25
Net income	194	169	15
Net income US GAAP[1]	194	50	288
Balance sheet total	5,278	4,814	10
Stockholders' equity	1,715	1,549	11
Stockholders' equity US GAAP	1,854	1,700	9
Capital expenditure	656	732	(10)
Depreciation	313	263	19
Net cash from operating activities	338	455	(26)
in EUR			
Earnings per share	7.19	6.27	15
ÖVFA[2] Earnings per share	7.15	7.02	2
ÖVFA Cash Earnings per share	15.14	15.99	(5)
Dividend per share[3]	2.40	2.25	6
in %			
Return on fixed assets (ROfA)	10	9	11
Return on average capital employed (ROACE)	9	9	—
Return on equity (ROE)	12	11	9
Employees as of December 31	5,953	6,360	(6)

[1] US Generally Accepted Accounting Principles
[2] Austrian Association of Financial Analysis and Investment Advisory
[3] Proposal for 1999

Earnings before interest and tax
by segments in EUR million



Exploration & Production
(20)
105
Gas
81
106
Refining & Marketing
132
84
Chemicals & Plastics
56
24
Corporate
(29)
(34)
1998
1999

OMV Share
Year-end, high and low in EUR



150
140
130
120
110
100
90
80
70
60
50
1995
1996
1997
1998
1999
63.59
88.73
127.18
80.30
96.50
Year-end
Low and high



Contents

Dear Stockholders,

we are pursuing an ongoing growth strategy aimed at sustained increases in stakeholder value.

Abbreviations and definitions

ACC	Austrian Commercial Code
ATS	Austrian Schilling
bbl, bbl/d	barrel(s), 1 barrel equals approximately 159 liters; barrel(s) per day
bn	billion
boe	barrel of oil equivalent (1 cbm gas equals 0.847 kg oil, 6,000 cf gas equal 1 bbl oil)
bcf, cf	billion cubic feet, cubic feet
cbm	standard cubic meter (32° Fahrenheit)
C & P	Chemicals and Plastics
contango	market condition when prices for prompt delivery are lower than for future delivery
EBIT	Earnings before interest and tax
EPS	Earnings per share
equity ratio	Stockholders' equity divided by balance sheet total expressed as a percentage
EUR	Euro; 1 EUR equals ATS 13.7603
E & P	Exploration and Production
finding cost	total exploration expenses divided by proved reserves (extensions, discoveries and revisions of previous estimates)
gearing ratio	net debt divided by stockholders' equity expressed as a percentage
kg	kilogram
mn	million
monomers	collective term for ethylene and propylene
net debt	bank debt less liquid funds (cash and cash equivalents)
net income	net operating profit after interest, tax and extraordinary items
NOPAT	Net operating profit after tax; net income plus net interest and extraordinary items after tax
NGL	Natural gas liquids; natural gas which is extracted in liquid form during the production of hydrocarbons
operating expenditure, OPEX	production cost excluding royalties and depreciation divided by the annual production (OPEX/bbl)
payout ratio	dividend divided by earnings per share expressed as a percentage
P/CF	Price-Cash flow ratio; share price divided by cash flow per share
P/E	Price-Earnings ratio; share price divided by earnings per share
ROfA, return on fixed assets	EBIT divided by average intangible and tangible assets expressed as a percentage
ROACE, return on average	NOPAT divided by average capital employed capital employed (i. e. stockholders' equity plus net debt and provisions for pensions, less marketable securities expressed as a percentage)
ROE, return on equity	net income for the year divided by average stockholders' equity expressed as a percentage
R & M	Refining and Marketing
PRT, PRRT	Petroleum Revenue Tax, Petroleum Resource Rent Tax
SEC	Securities and Exchange Commission
SFAS	Statement on Financial Accounting Standards
t, toe	metric ton(s); tons of oil equivalent
tcf	trillion cubic feet; equals 1,000 billion standard cubic feet (60° F)
USD	US dollar
US GAAP	United States Generally Accepted Accounting Principles
WACC	Weighted average cost of capital
Y2K	Year 2000


Highlights
Highlights of 1999

January
More successes for E & P and R & M: in Pakistan an appraisal well confirms the Sawan gas discovery, and in Libya a further oil find in the Murzuk Basin adds 100 to 200 mn bbl to estimated reserves. In Hungary the BP retail outlets were added to OMV's network.

February
OMV signs a cooperation deal with the American process optimization software market leader AspenTech to increase the efficiency of operations at the Schwechat refinery.

March
OMV subsidiary Polyfelt opens its new geo-textile plant in Malaysia on schedule and expands its distribution activities in Southeast Asia.

April
Mid of April OMV Australia makes a bid for the exploration and production company Cultus Petroleum NL, which is to serve as a springboard for further expansion.

The refinery restructuring program goes ahead with the construction of a new aromatics unit in Burghausen – a further step towards process modernization and increased efficiency.

May
OMV and Munich-based utility firm Bayernwerk sign an agreement for the supply of up to 2 bcm of gas.

The Annual General Meeting approves an 11% increase in the dividend for 1998, to EUR 2.25 per share. OMV's capital stock is converted to euro and to no par value shares.

June
The sale of the Galata field in Bulgaria marks a step towards a tighter focus on E & P's core regions.

July
The expansion of marketing activities continues, and OMV starts building up new retail networks in Bulgaria and in Romania.

August
OMV Australia is granted its first exploration concession in the northwest of the continent.

September
Under the guidance of OMV's subsidiary Agrolinz Melamin, the tenants of the Linz Chemical Park and the local authority sign an agreement for cooperation on safety management at the site in Upper Austria.

October
Following the takeover of Cultus Petroleum its operations are consolidated with OMV Australia. Soon afterwards, OMV marks up its first success in this new core region by sinking three discovery wells.

November
Negotiations on the sale of gas from OMV's Miano field development in Pakistan from 2001 onwards are brought to a successful conclusion.

True to its role as a pioneer in environmentally sound fuels and lubricants, OMV introduces its new low-sulfur gasoline Super plus iMotion.

December
An Extraordinary General Meeting on December 10 approves changes in the OMV Supervisory Board.

Work is completed on the construction of the PENTA West line, which will finally have a capacity of approximately 4 bcm. This new line links the West-Austria gasline (WAG) with the Bavarian gas supply grid.

OMV Group

What do we do?

With consolidated sales of EUR 5.18 bn, a workforce of 5,953 and a market capitalization of EUR 2.61 bn, OMV is Austria's largest industrial company listed on the Vienna Stock Exchange. It is one of the leading oil and gas groups in Central and Eastern Europe, and carries on international exploration and production activities outside this core region. The Group also operates integrated chemical companies. In addition, OMV holds a 25% interest in the world's fourth largest polyolefin producer, Borealis A/S.

What are our competitive advantages?

The Group's market leadership in Austria and its favorable geographical location constitute a strong platform for expansion into the growing markets of neighboring East-Central European countries. The accession of these countries to the EU will lead to a further opening of their markets. Restructuring programs implemented by OMV over the past few years will bring sustainable cost advantages, and the management and staff are constantly striving for further improvements in the Group's competitive position.

What are our goals?

OMV intends to maintain its position as the leading oil and gas group in Central and Eastern Europe by fully exploiting its competitive advantages. Apart from selectively expanding its E & P, Gas, Marketing and melamine businesses, OMV aims to increase the efficiency of all its operations to take full advantage of the scope for growth. In order to ensure that OMV remains an attractive long-term investment, the Company has set the targets for ROE between 16 to 18%; ROACE >13%; and ROfA >16% for the three year period ending 2002, assuming normalized conditions over a business cycle.

What do we do?

In 1999, OMV produced approximately 19 mn bbl of crude oil and NGL and about 48 bcf of gas. This equals about 27 mn boe, meeting some 34% of the Company's processing capacity. About half of the output comes from Austria, the other half from Libya, the UK and Australia. As an operator or partner, OMV is involved in exploration and development projects in its five core areas – Austria, UK, Libya, Pakistan and Australia – as well as in Albania, Tunisia, Sudan and Vietnam. Proved reserves total some 352 mn boe.

The Gas segment meets up to 90% of Austrian natural gas demand, drawing its supplies from Russia, Norway and Germany, as well as from domestic reserves. OMV plays an important role in international gas transmission, and around one-third of all Russian natural gas exports to Western Europe are routed via OMV's import station Baumgarten. OMV's total pipeline network has a combined length of about 2,000 km. The Company covers about 80% of the Austrian gas storage needs.

OMV has two refineries with a total name plate capacity of 282,000 bbl/d (13.4 mn t) as of the year end 1999. In Schwechat and Burghausen, Bavaria, high-quality petroleum products and petrochemicals are produced. The Marketing segment sells OMV's oil products via the Company's own filling station and dealer network, and is the Austrian market leader. The retail market share in the markets served by OMV (excluding Bavaria, Bulgaria, Italy and Romania) was about 14%.

OMV's subsidiary Agrolinz Melamin GmbH is the Austrian market leader in plant nutrients. It is also the world's second-largest producer of melamine (a synthetic resin used to manufacture laminated flooring, furniture, boards etc.) OMV's Polyfelt unit is among the world's leading producers of geo-textiles (non-woven fabrics used for separation, filtering, drainage, protection and insulation purposes). Furthermore, OMV holds a 25% interest in Borealis A/S, one of the major European polyolefin producers.

What are our competitive advantages?	*What are our goals?*	*Businesses*
As a result of the experience OMV has accumulated in some 50 years as an onshore and 10 years as an offshore operator, together with its advanced technology, such as enhanced oil recovery and 3D seismic, OMV has become a recognized partner for all the players in the E & P business. The significant improvement in the cost base achieved in the past few years has helped to strengthen this segment's business performance.	Production of oil, NGL and gas is projected to increase to 100,000 boe/d by 2002 and reserves should grow to 400 mn boe. OMV plans to selectively expand its E & P portfolio by exploring, developing, and acquiring promising acreage. Meanwhile, the Company is pursuing restructuring and cost reduction measures aimed at ensuring that production remains economic even at low crude prices, and to stabilize OPEX at USD 5/boe.	*Exploration and Production*
In addition to its ideal location at the crossroads of European natural gas flows between the largest exporter in the East and the growing markets of Western, Southern and Central Europe, the Gas segment's main competitive advantages lie in its gas infrastructure to better serve its customers via the marketing, transmission and storage business units.	The liberalization of the European gas market will lead to more intense competition, but will also open up new markets. OMV's existing infrastructure gives it a strong base for its efforts to profit from the growth of these markets, and to expand its share of the transmission market in the next few years. Optimization of the import systems and a drive to market OMV's storage capacity are, likewise, aimed at enhancing the Gas segment's competitiveness by providing consistently good performance and customer led service packages.	*Gas*
Both refineries are characterized by outstanding product quality and environmental standards, a high degree of integration, and closeness to its key markets. Ongoing restructuring programs are reflected in increasing efficiency and productivity. The Marketing segment's strong position in Austria and access to the growth markets of Central and Eastern Europe represent a sound platform for expansion.	Strict cost management and further plant optimization projects are aimed at increasing the profitability of the two refineries and at cutting processing costs markedly by 2001. Marketing seeks to maintain its market leadership by boosting efficiency. Its strategy to expand in the growing markets of East-Central Europe is targeted at placing OMV among the top three in every country served. OMV is looking for a retail market share of at least 10% in each country, excluding Bavaria and Italy, and has recently entered Bulgaria and Romania.	*Refining and Marketing*
The main strengths of Agrolinz Melamin lie in its efficient integrated process for producing fertilizers and melamine from natural gas feedstock, as well as its state-of-the-art proprietary melamine technology. For almost 30 years now, the Polyfelt Group has been developing top-quality geo-textile specialties that provide increased structural stability, safety and cost-effectiveness in road, dam, tunnel and landfill construction.	The aim for the melamine business is to achieve cost leadership and to increase market share to 19% by 2005 by applying the new production technology, and embarking on global expansion in growth markets. In plant nutrients, the Company is working towards market leadership in Central and Eastern Europe. In geo-textiles, the Polyfelt Group is concentrating on key applications, particularly for road and railway construction, and is pursuing a strategy focused on growth in Europe and Asia. Borealis intends to participate in the growing polyolefin markets and to improve its competitive position.	*Chemicals and Plastics*

Members and Report of the Supervisory Board

Oskar Grünwald [1) 2) 3)]
Chairman

Norbert Beinkofer [1) 2) 3)]
Deputy Chairman
until December 10, 1999
(remains on the Board

Johannes Ditz [1) 2) 3)]
Deputy Chairman
from December 10, 1999

Mohamed Nasser Al Khaily [1) 2) 3)]
Deputy Chairman
from May 18, 1999

[1) Presidential [2) Accounts [3) Project Committee

Members:

Erich Becker [1) 2) 3)]
until December 10, 1999

Helmut Draxler

René Alfons Haiden

Murtadha Mohammed Al Hashemi
from May 18, 1999

Karl Hollweger [3)]
until December 10, 1999

Walid Saadallah Al Mehairi [1) 2) 3)]
Deputy Chairman
until May 18, 1999

Richard Leutner

Rudolf Streicher
from December 10, 1999

Herbert Werner

Delegates of the Central Works Council (section 110 (1) of the Labor Act):

Leopold Abraham [1) 2) 3)]

Wolfgang Baumann
until April 1, 1999

Hugo Jandl [1) 2) 3)]

Franz Kaba
from April 1, 1999

Franz Kiegler [3)]

Herbert Nedbal

Report:

In line with improved corporate governance, the OMV Supervisory Board dealt intensively with the state and the future of the company.

At its seven meetings, the Supervisory Board discussed business policies and results on the basis of written and oral reports from the Executive Board. There were also five meetings of the Project Committee, four of the Presidential Committee and one of the Accounts Committee.

The focus of the Supervisory Board's activities was on the acquisition of an E & P company in Australia, on a number of exploration projects and on acquisitions of retail networks in Hungary, Slovakia, Romania and Bulgaria. The Supervisory Board also discussed the effects of deregulation in the European energy industry, examining a range of options from stand-alone to extensive cooperations. Finally, the Supervisory Board also considered the consequences of the wave of mergers in the international oil industry. The new appointments of the Executive Board were on the agenda of two meetings of the Presidential Committee.

The Executive Board submitted the annual accounts of OMV Aktiengesellschaft and the consolidated accounts as of December 31, 1999 to the Supervisory Board. These financial statements were audited by Arthur Andersen & Co, Treuhand GmbH, Vienna, who issued an unqualified audit certificate. The Directors' reports are in agreement with the annual accounts.

The Supervisory Board confirms its agreement with the Directors' report issued pursuant to section 127 of the Austrian Stock Corporation Act and approves the 1999 annual accounts, as per section 125 paragraph 2 of the Austrian Stock Corporation Act. The Supervisory Board also confirms its agreement with the consolidated financial statement and the Group Directors' report prepared pursuant to section 244 of the Austrian Commercial Code.

The Supervisory Board approves the Executive Board's proposal to distribute a dividend of ATS 33 (EUR 2.3982) per no par value share out of the 1999 net profit and to carry forward the balance of ATS 736,990 (EUR 53,559) to new account.

Vienna, March 13, 2000

The Supervisory Board

Statement by the Chairman of the Supervisory Board

The oil industry faced a relatively unfavorable overall business environment in 1999. While European downstream margins were under constant pressure, there was a surprisingly strong upturn in crude prices. For OMV, as an integrated oil company, these trends to some extent counterbalanced each other. However, the results for 1999 reflect the difficult situation. By acquiring Cultus Petroleum in Australia and additional outlets for the retail network in East-Central Europe, we succeeded in improving our competitive position. The energetic implementation of further rationalization measures and productivity gains should improve results significantly in the next two to three years, meeting management's medium-term target of outperforming the industry average. Regarding the question of OMV's future role in the energy market, as mentioned in last year's report, the findings of detailed analyses are now available to us. However, the decision-making process will only be concluded in the first half of 2000.

During 1999 there were some important changes in the Company's governing bodies. At the annual stockholders' meeting held on May 18, 1999, Mr. Murthada M. Al Hashemi was elected to the Supervisory Board in place of Mr. Walid Saadallah Al Mehairi, who was one of the Deputy Chairmen, while all the other Board members were reelected. Mr. Mohammed Nasser Al Khaily succeeded Mr. Al Mehairi as a member of the Presidential Committee of the Supervisory Board.

Effective on December 10, 1999, when an extraordinary stockholders' meeting was held, Mr. Karl Hollweger and Mr. Erich Becker resigned their positions, and Mr. Rudolf Streicher and Mr. Johannes Ditz were elected to the Supervisory Board in their stead. Mr. Norbert Beinkofer then resigned as Deputy Chairman, and Mr. Ditz was elected to this position by the Board. In this connection, I should like to express my gratitude both to Mr. Al Mehairi, and to Mr. Hollweger and Mr. Becker for supporting the plan for a strategic alliance from the outset, for energetically advocating it in the face of initial skepticism on their boards, and for ultimately signing the related agreements on behalf of IPIC and ÖIAG in May 1994. All three gentlemen thereafter made major contributions to the close and constructive partnership that ensued.

Today, the value of the cooperation between IPIC, ÖIAG and OMV is no longer at issue. Mr. Beinkofer, whose position as Deputy Chairman passed to Mr. Ditz in December 1999, has spared no effort in assisting me on the Presidential Committee, thus significantly easing my duties. Mr. Wolfgang Baumann resigned from the Board on April 1, 1999, and the Central Works Council named Mr. Franz Kaba as his successor.

With an eye to the end of the terms of office of the members of the Executive Board on July 2, 2000, the Supervisory Board decided on December 10, 1999 that the Company should in future be run by a team of four. This is to consist of the Chairman of the Executive Board, Mr. Schenz, with responsibility for General Management and Chemicals, the Deputy Chairman Mr. Ruttenstorfer, who will head Finance and Gas, Mr. Peyrer-Heimstätt, who will remain in charge of R & M, and Mr. Roiss, who will be responsible for E & P, and Plastics. The Company owes a major debt of gratitude to all those members of its governing bodies who left in the course of 1999.

Oskar Grünwald

Management

Executive Board



Richard Schenz

Chairman, Chief Executive Officer

Born in 1940, married, 2 children.

After completing his technical studies in Vienna, Mr. Schenz joined OMV in 1969, initially dealing with production planning and the extension of the refinery. In 1988 he became the member of the Board responsible for oil refining and petrochemicals. Since 1992 he has been Chairman of the Executive Board and has headed General Management. From April 20, 1999 until January 31, 2000 he was in charge of the Gas business, and starting on February 1, 2000 he will take responsibility for Human resources of the Group.

Walter Hatak

Deputy Chairman

Born in 1954, married, 3 children.

A business administration graduate, Mr. Hatak began his career at OMV in 1977 in the Controlling Department. Following responsibilities as head of Finance of the domestic production, he became head of the Group Personnel department in 1990. In 1992 he was appointed to the Board. From September 1997 until January 31, 2000 he was responsible for personnel, procurement, EDP and now heads the environmental business.

Marc Hall

Born in 1958, married, 2 children.

After studying constructional engineering in Vienna, he joined OMV's Corporate Strategy Department in 1990. In 1992 he left to become an industrial adviser to the Minister of Economic and Transportation Affairs; in 1995 he returned to OMV as head of Gas. In September 1997 Mr. Hall was appointed as Board member responsible for Gas (until April 20, 1999) as well as Exploration and Production (until January 31, 2000).

Tassilo Peyrer-Heimstätt

Born in 1940, married, 4 children.

While working for Mobil Mr. Peyrer-Heimstätt held various positions in the marketing, planning and procurement departments in Vienna, London and New York, and was Chief Executive Officer in Lisbon, Rotterdam, Istanbul as well as in Germany. In 1996 Mr. Peyrer-Heimstätt moved to OMV to accept a position on the Executive Board and since then has been responsible for the Refining and Marketing business segment.

Gerhard Roiss

Born in 1952, married, 3 children.

His business education in Vienna, Linz and at Stanford prepared him for managerial responsibilities at various companies in the consumer goods industries. In 1990 he took OMV's Group Marketing Department. In the same year, he became Board member of PCD Polymere GmbH and in March 1997 CEO. Since September 1997 Mr. Roiss has been the Board member in charge of Chemicals and Plastics. As of February 1, 2000 he will additionally assume responsibility for Exploration and Production.

Heinrich Georg Stahl

until December 31, 1999

Born in 1946, married, 2 children.

Following his legal studies in Vienna, Mr. Stahl worked in the paper industry, rising to become a board member after serving in finance and controlling departments. After serving as a member of the board in a company in the aluminum industry, in 1997 he accepted a post on OMV's Executive Board, assuming responsibility for Finance and Controlling until December 31, 1999. On January 1, 2000 Wolfgang Ruttenstorfer (Deputy Chairman and Deputy CEO) has assumed this position and he will also head Gas as of February 1, 2000.

OMV Group

Significant investments

Exploration and Production | **Gas** | **Refining and Marketing** | **Chemicals and Plastics**

OMV Aktiengesellschaft, Vienna

Exploration and Production Austria

- 100% OMV (PAKISTAN) Exploration Gesellschaft m.b.H., Vienna
- 100% OMV PEX Öl und Gas Exploration Gesellschaften m.b.H., Vienna
  - 100% OMV (ALBANIEN) offshore Exploration GmbH, Vienna
  - 100% OMV (ALBANIEN) onshore Exploration GmbH, Vienna
  - 100% OMV Oil Exploration GmbH, Vienna
  - 100% OMV Oil Production GmbH, Vienna
  - 100% OMV (SUDAN) Exploration GmbH, Vienna
  - 100% OMV (VIETNAM) Exploration GmbH, Vienna
- 100% van Sickle Gesellschaft m.b.H., Neusiedl/Zaya
- 100% OMV AUSTRALIA PTY LTD., Perth
  - 100% Cultus Petroleum N.L., Gordon
- 100% OMV EXPLORATION & PRODUCTION LIMITED, Douglas
- 100% OMV OF LIBYA LIMITED, Douglas
- 100% OMV (U.K.) Limited, London

Transmission, Import and Storage

- 50% GWH Gas- und Warenhandelsgesellschaft m.b.H., Vienna
- 100% OMV Erdgas-Beteiligungsgesellschaft mbH, Vienna
  - 68.23% Ferngas Beteiligungs-Aktiengesellschaft, Vienna
    - 50% Oberösterreichische Ferngas AG, Linz

Refinery Schwechat and Domestic Marketing

- 100% AUSTRIA Mineralöl GmbH, Vienna
- 100% OMV – International Services Ges.m.b.H., Vienna
- 100% OMV Bulgarien EOOD Einmanngesellschaft mbH, Sofia
- 100% OMV Ceská republika s.r.o., Prague
  - 100% OMV Cerpací stanice a.s., Prague
- 100% OMV Deutschland GmbH, Burghausen
- 54.9% OMV Hungária Asványolaj Kft., Budapest
- 1% OMV Kiskereskedelmi Kft., Budapest (99%; 37.2% OMV Hungária Asványolaj Kft.)
- 1% OMV Projekt Kft., Budapest (99%; 7.9%)
- 100% OMV Slovensko s.r.o., Bratislava
- 100% OMV Supply & Trading AG, Zug
- 100% SC OMV Romania Mineraloel s.r.l., Bucharest

Chemicals and Plastics

- 100% Agrolinz Melamin GmbH, Linz
  - 100% Agrolinz Melamin Italia S.r.l., Castellanza
- 100% POLYFELT Gesellschaft m.b.H., Linz
  - 100% BIDIM Geosynthetics S.A., Bezons
  - 95% Polyfelt – L & M Manufacturing Asia Sdn. Bhd., Kuala Lumpur
- Borealis A/S, Lyngby (25%)

This chart shows the investments which are either subject to full or pro rata consolidation and the at equity investment in Borealis A/S.

Investments in the Corporate segment:

Amical Insurance Limited, Douglas (100%)

OMV Cogeneration GmbH, Vienna (100%)

OMV Proterra GmbH, Vienna (100%) and its investment in ALTEC Umwelttechnik GmbH, Vienna (55.56%)

OMV Versicherungs- und Finanzmanagement GmbH, Vienna (100%) and its investment in OMV Clearing und Treasury GmbH, Vienna (100%)

Subsidiary company

Second-tier subsidiary

Statement by the Chairman of the Executive Board

Dear stockholders,

Economic, technological and social change has accelerated at a pace never seen before. The internationalization of global markets, and the resultant breakdown of traditional barriers between industries – such as those between power and gas – are mutually reinforcing. The OMV Group cannot remain immune to these trends, and we are responding by implementing our Corporate strategy and by continuously improving our cost base.

We should like to thank all the staff of the OMV Group for their excellent performance and the commitment shown.

With sorrow and gratitude, we remember those of our staff members who have passed on.

In addition to these global developments, we are exposed to short-term market trends such as crude oil price movements: the start of 1999 was marked by a price level of about USD 10/bbl. The subsequent strict output discipline shown by oil producers had the intended effect, and oil prices confounded virtually all expert opinions by rising sharply to top USD 25/bbl by the end of the year.

These high prices were directly reflected in a significant improvement in the results of E & P, helped by a 18% rise in production volume.

The flipside was seen in the performance of the R & M segment, which was confronted with margins at historical lows. High and steadily rising crude price levels only partly fed through into increased product prices, moreover with a lagging impact, leading to a marked fall in this segment's earnings. The emotional and at times overcharged public debate of gasoline prices in Austria in spring 1999, sparked by the two automobile clubs, the Chamber of Labor and politicians, is still fresh in our minds. It led to our forestalled price cuts in gasoline and diesel pump prices by between 20 and 40 groschen per liter as the threat of price regulation materialized. This action, which had not formed part of our plans, affected the segment's EBIT.

Largely due to the restructuring measures taken in earlier years, C & P managed to deliver a positive result despite low melamine and fertilizer prices.

Difficult trading conditions, as mentioned above, depressed earnings for the first half, but results looked up significantly in the second half, such that net income for 1999 rose to EUR 194 mn. ROACE remained at about 9%, but ROE rose to almost 12%, and Group ROfA passed the 10% mark.

In order to cushion the negative effects of the harsh business climate, we took a number of steps in 1999 that will be of lasting strategic significance for the Company. In addition to an extensive cost reduction program, OMV made further strides towards the internationalization of its operations. Highlights of the year included: the acquisition of Cultus Petroleum, an exploration and production company in Australia; a further gas discovery in Pakistan and an oil find in Libya; the completion of the PENTA West gas line between Austria and Bavaria, and further progress with the TAG project; the acquisition of an interest in the Pakistani refining and pipeline company PARCO; and the start-up of geotextile production in Malaysia.

We have made significant progress in our marketing activities in neighboring transitional economies, and we continue to rapidly expand our strong position in East-Central Europe. We have added Bulgaria and Romania to the markets served, and opened our first filling stations there shortly before the end of the year. Our Bavarian network was successfully rebranded

to the blue-green OMV colors. With the introduction of the gasoline grade Super plus iMotion we became the first producer to comply with EU quality standards that are still in the pipeline. This was made possible, among other things, by the ambitious modernization program at the Schwechat refinery, which is also aimed at strengthening our competitiveness by cutting costs and increasing the slate of value added products and services.

We are pursuing a strategy aimed at sustained increases in value and are continuing to grow.

In E & P, we shall reach our target of an equity production ratio of 50% – previously stated for 2005 – well ahead of schedule by the end of 2002. Meanwhile the Gas business will continue to focus on stepping up transmission volumes. As a result of our strategic planning in connection with the opening of the gas market, preparations will be in place in time for liberalization, due to come into effect on August 10, 2000 at the latest.

R & M's strategy centers on recasting the product range to achieve higher value added, and on expanding distribution operations into further countries. The planned commissioning of additional melamine capacity in 2000 will significantly extend C & P's market leadership.

The OMV Group will continue to push ahead with its efforts to increase efficiency and align the cost structure with international standards, as this is the key to success in the marketplace. OMV's market profile is based on a customer driven approach and on improving customer loyalty by offering tailor-made packages of products.

All these policies are directed towards our mid-term financial targets of attaining a ROACE of 13%, a ROfA of 16%, a ROE of 16 to 18%, a gearing ratio of less than 30% and a dividend payout ratio of about 40%.

Facing up to the continued global trends towards consolidation and predatory competition, and finding innovative answers to these problems that play to its own strengths are the big challenges for the OMV Group. I am convinced that by energetically exploiting all growth opportunities and by adjusting internal costs to international levels, the OMV Group can and will hold its own in a changed environment. At the same time we remain open to cooperation and alliances where these serve to strengthen the Group.

At the Annual General Meeting on May 9, 2000 we shall be recommending a 6% increase in the dividend to about EUR 2.40 per share.

On behalf of the Executive Board I want to thank all the staff who again showed great dedication and energy in the year 1999, thus making these successes possible, and who fully identified with the course we have taken.

I also wish to express my gratitude to our shareholders for their confidence in the Company and its management. We shall continue to do all in our power to be worthy of that trust.

Yours faithfully,

Richard Schenz


People



An extensive range of abilities is the key to success

OMV's ability to meet its Corporate objectives depends on the interplay of a wide range of different talents. Only with a committed, able and highly motivated workforce will OMV be capable of adapting to economic and social change.

In 1999, particular emphasis was laid on employee capabilities. The Company's development and training programs focused on enhancing staff members' individual knowledge and talents, as well as interpersonal social skills. These include competence in areas such as IT and information transfer, critical and creative thinking, as well as behavioral aspects including the ability to take decisions and assume responsibility. Improved staff motivation was witnessed by the growing use of internal training opportunities. In 1999, a total of 3,381 employees received training – an increase of 8%. The employee suggestions scheme generated ideas creating potential savings of EUR 3 mn.

In response to the increasingly international nature of OMV's activities, training was given in foreign languages and dealing with other cultures. Eighty staff members took the opportunity to work in Group companies abroad. As of December 31, 1999, the OMV Group payroll was 5,953 – a reduction of 6% from the previous year's total. This, together with increased efficiency led to a reduction of personnel expenses by more than EUR 44 mn or a decrease by some 8%.

When a highly selective approach is applied to recruitment, personnel marketing activities are considered essential. OMV's recruitment and selection procedures were further refined by means of cooperation arrangements with universities.

To meet future needs for skilled workers, 104 apprentices were trained, 96 of whom were on the Company payroll at the end of 1999. At the initiative of OMV, a further 20 apprentices are receiving comprehensive training as retail sales personnel at OMV filling stations.

Existing techniques for setting agreed goals, e. g. staff interviews and management by objectives methods, were increasingly utilized to make the individual's contribution to corporate success measurable. In 1999, incentives for the year were given in the form of shares to increase employees' holdings in the Company.

Further successes for health and safety policies

The main emphasis was on prevention, by means of regular medical check-ups at the workplace; the number of staff members given a clean bill of health was high and excellent feedback was received. At 5.6 per million hours of work, notifiable accidents remained at roughly the same low level as in the previous year. Relative to the payroll, however, they were down from 0.8% to 0.6%.

Qualification structure 1999
for the Group


13% High school
13% University
47% Secondary school
21% Vocational and technical colleges
6% Master craftsmen

Payroll as of December 31	1999	1998	1997
Non-salaried staff	2,507	2,721	3,482
Salaried staff	3,294	3,487	4,313
Apprentices	96	96	77
Executive Board and senior executives	56	56	62
OMV Group	5,953	6,360	7,934
thereof in Austria	4,624	4,968	6,157
Rest of Europe	1,197	1,299	1,731
Rest of the World	132	93	46

OMV share

OMV stock

OMV outperformed Vienna stock market in 1999

After a strong performance earlier in the year, the Vienna Stock Exchange lost ground in the second half to end with a modest overall gain of 7%. Other European markets posted significantly stronger performances, Frankfurt and Paris putting on 39% and 51%, respectively.

Oil stocks were driven by further mergers of major companies, and by the strong oil price run-up and equally dramatic decline in refining margins. These factors contributed to the volatility of many oil stocks. The FTSE 350 Oils index outperformed most major markets, ending the year 38% up. OMV stock likewise put in a stronger showing than the Austrian market as a whole, with a 20% gain for the year. However, it lagged some way behind the industry trend, and closed slightly below its high for the year, at EUR 96.50.

OMV's market capitalization rose from EUR 2.17 bn to EUR 2.61 bn, whereas the Vienna Stock Exchange as a whole recorded a fall from EUR 29.05 bn to EUR 27.26 bn. The turnover of OMV stock was EUR 2.02 bn (1998: EUR 3.44 bn). As in previous years, OMV remained the most liquid industrial stock, and accounted for 10% of total market turnover.

The Annual General Meeting on May 18, 1999 resolved an amendment to the Company's charter whereby the capital stock of OMV Aktiengesellschaft is now EUR 196.29 mn, divided into 27 mn no par value shares. An Extraordinary General Meeting held on December 10, 1999 approved changes in the OMV Supervisory Board.

Like many other Austrian issuers, OMV took a 2% interest in Wiener Börse AG when it was privatized in the second half of the year.

At the next Annual General Meeting the Executive Board will be recommending a 6% increase in the dividend to about EUR 2.40 per share. Due to the difficult business environment the payout ratio will be down to 33% (1998: 36%).

Investor relations work honored

In addition to roadshows in Vienna, London and in the USA, in 1999 Corporate presentations were given in Germany and Switzerland, and a two-day analysts' meeting was held. Contacts with the main target groups – analysts and shareholders – were again significantly expanded. The performance of the Investor Relations activities was recognized by a 1999 Vienna Stock Exchange Prize and awards for its financial information quality at the Corporate website.

100 SCHILLING

1 00 0000100 AT0000743059 00 00

OMV Aktiengesellschaft

Aktie
über Einhundert Schilling

OMV share
Comparison of indices



150
140
130
120
110
100
90
80
J F M A M J J A S O N D
FTA 350 Oils
OMV
ATX

At a glance	1999	1998	1997	1996	1995
December 31					
Market capitalization in EUR bn	2.61	2.17	3.43	2.40	1.72
in EUR					
High of the year	98.00	141.57	141.57	89.31	82.77
Low of the year	72.75	70.49	85.39	64.17	58.14
Year end	96.50	80.30	127.18	88.73	63.59
Earnings per share	7.19	6.27	6.11	5.33	4.66
Equity per share	63.51	57.36	54.04	49.44	45.73
Cash flow [1] per share	12.53	16.84	21.54	14.21	21.16
Dividend per share	2.40 [3]	2.25	2.03	1.67	1.45
PCF [2]	7.7	4.8	5.9	6.2	3.0

[1] provided by operating activities [2] based on year-end price [3] recommended dividend

Exploration and Production

At a glance in EUR mn	1999	1998	% change
Segment sales	554	357	55
Earnings before interest and tax (EBIT)	105	(20)	n. a.
Capital expenditure	172	105	64
Return on fixed assets in %	15	neg.	n. a.
Production in mn boe	27.2	23.1	18
Proved reserves as of Dec. 31 in mn boe	351.6	312.4	13

Oil production up 21% due to new field developments in Libya and the UK

Production costs reduced by 28% to USD 5.04/boe

New discoveries in Austria thanks to widespread use of state-of-the-art 3D seismic and drilling methods

New core area added to the portfolio by takeover of Cultus Petroleum in Australia



Marked improvement in EBIT

During the year under review E & P segment sales rose by 55%, from EUR 356.76 mn to EUR 554.35 mn. This was mainly due to a strong upturn in crude prices and a significant increase in crude and natural gas production. In line with Corporate strategy, output volume was boosted by 18% to over 27 mn boe, most of the 21% gain in crude and natural gas liquids (NGL) production coming from Libya and the UK.

The oil price run-up and higher volumes were also the main factors behind the strong turnaround in EBIT, from a loss of EUR 20.25 mn in 1998 to a profit of EUR 105.21 mn in 1999. Segment earnings were also raised by the reversal of a EUR 5.23 mn decommissioning provision.

Personnel restructuring expenses, recognized in EBIT, declined from EUR 12.40 mn in 1998 to EUR 8.17 mn in the year under review.

Hedging operations were undertaken in the expectation of significantly lower oil price levels in 1999 due to the dramatic oil price collapse of the previous year leading to a reduced earnings growth.

Production costs excluding depreciation and royalties (OPEX) showed a significant improvement, falling by 28%, from USD 6.99/boe to 5.04 USD/boe. Three-year average finding costs dropped from some USD 2.50/boe to USD 1.50/boe. Exploration expense was unchanged at EUR 39.69 mn (1998: EUR 40.97 mn).

Overseas field developments and Cultus takeover strengthen portfolio

OMV's E & P activities continued to focus on its core areas of operation, namely Austria, Libya, Pakistan and the UK. The takeover of an Australian company, Cultus Petroleum NL, added a further economically and politically

stable core area to OMV's portfolio. This acquisition was the main factor behind the increase in capital expenditure to EUR 171.63 mn (1998: EUR 104.34 mn), although projects in the UK and Austria also played a part.

In 1999 OMV had interests in 11 exploration and six appraisal wells. Of these, ten resulted in discoveries, representing a success rate of 59%.

Of six wells drilled in **Austria,** in the Vienna Basin, three encountered oil and two gas. The most important discovery was Spannberg Süd 3a with estimated reserves of about 4.0 mn boe.

These finds, together with successful application of the latest geo-technical methods at mature fields and use of enhanced oil recovery methods led to a slight increase in production, and reserves also grew. Total production reached its highest level since 1980 and was 13.9 mn boe.

In **Libya** OMV further extended its exploration acreage in the Murzuk Basin by acquiring an interest in the new M4 block. An extensive seismic campaign was carried out on the existing Blocks NC 186 and 187. An average of about 150,000 bbl/d was produced from the El Sharara field (OMV share 7.5%). It was not possible to implement the planned increase in production to 180,000 bbl/d at mid-year because of OPEC output restrictions.

In the **United Kingdom** development of the Schiehallion field proceeded on schedule. Production averaged 80,000 bbl/d. As of December 31, 1999 OMV's share (5.9%) of the proved reserves in place at the Schiehallion field was about 18 mn bbl. The Buckland field came on stream in August at an average production rate of 26,000 bbl/d; OMV's equity share of production is approximately 3.2%. Negotiations on development of the Jade gas and condensate field were brought to a successful conclusion. A development plan for the Skene field is being drawn up. Reserves in place at this field are currently estimated at 100 mn boe (OMV share approximately 3.5%).

In **Pakistan** all the agreements required for development of the Miano gas field were signed, and a start was made to move into production. The reserves at the Sawan gas field on the SW Miano block were appraised by De Golyer & McNaughton; according to the results of this study the proved reserves are 860 bcf, of which OMV owns about 20%.

In **Australia,** apart from participating in study groups and farming into exploration blocks, OMV took its first major step towards expanding its portfolio with the acquisition of Cultus Petroleum NL, completed in September 1999. This takeover brought OMV 5,000 boe/d in additional production and 14 mn boe in proved reserves. A revision yielded an upgraded estimate of approximately 48 mn boe of proved and probable reserves.

In **Sudan** a potentially significant oil discovery was made with the Thar Jath 1 well. Production tests and seismic campaigns are planned for mid-2000.

Production up by 18%, reserves grown by 13%

In 1999 OMV's total **hydrocarbons production** rose by 18%, from 23.1 mn boe to 27.2 mn boe. **Oil and NGL production** was up by 21% to 19.2 mn bbl (1998: 15.8 mn bbl). The main contributions to the increase in output came from the Murzuk field in Libya and Schiehallion in the UK. Some 7.0 mn bbl (1998: 6.9 mn bbl) of oil and NGL were produced in Austria. The proportion of foreign production rose to 63% (1998: 56%).

Gas production increased by 10% to 47.9 bcf (1998: 43.7 bcf), mainly as a result of the discoveries at the Matzen

Production and reserves
in million boe


351.6
323.2
327.0
312.0
312.3
131.8
128.9
126.0
124.5
167.2
191.4
198.1
186.0
187.8
184.4
(21.1)
(19.5)
(21.8)
(23.1)
(27.2)
1995
1996
1997
1998
1999
Proved reserves gas
Proved reserves oil and NGL
Production of oil, NGL and gas

Increased crude prices, higher output volume and reduction in costs led to improvement in earnings; successful exploration and development programs

Production cost
excluding depreciation and royalties in USD/boe


14
12
10
8
6
4
2
0
1995
1996
1997
1998
1999
Austria
Rest of World
Rest of Europe
Total
Africa

field; 86% of gas output came from domestic fields in Austria.

As of December 31, 1999, total **proved reserves of hydrocarbons** were up by some 40 mn boe to 351.6 mn boe, meaning that reserve replacement was 244%.

Proved oil and NGL reserves fell slightly to 184.4 mn bbl (1998: 187.8 mn bbl). Austrian reserves increased as a result of revisions of previous estimates and discoveries. Production abroad could not be fully replaced. In the past five years proved oil, NGL and gas reserves have climbed by 55.1 mn bbl.

Proved natural gas reserves also rose substantially, from 747.2 bcf to 1,003.6 bcf. This growth was mainly due to the Sawan (Pakistan) and Jade (UK) fields, as well as revisions of Austrian reserve estimates, and the Cultus acquisition. Domestic reserve replacement was 121%, while production abroad was replaced several times over. In the past five years proved natural gas reserves have grown by 343.2 bcf.

Outlook for 2000: field developments and further cost savings

Apart from optimization of operations at producing fields, the main focus of activity will be on the development of discoveries in Austria, in the UK, in Libya, Sudan, Pakistan and Australia. In line with strategy, OMV is also committing to one of the oil-rich Middle Eastern countries. Efforts are continuing to stabilize production costs at USD 5/boe.

	Oil and NGL		Natural gas		Oil equivalent	
	mn t	mn bbl	bcm	bcf	mn toe	mn boe
Production in 1999						
Austria	0.97	7.0	1.10	41.0	1.90	13.9
United Kingdom	0.57	4.4	0.15	5.9	0.70	5.3
Libya	0.97	7.5	0.00	0.0	0.97	7.5
Australia	0.03	0.3	0.03	1.0	0.06	0.5
Total	**2.54**	**19.2**	**1.28**	**47.9**	**3.63**	**27.2**
Proved reserves as of Dec. 31, 1999						
Austria	8.44	62.0	17.36	648.0	23.14	170.0
United Kingdom	4.81	37.0	2.00	74.5	6.50	49.4
Libya	10.52	81.0	0.00	0.0	10.52	81.0
Pakistan	0.00	0.0	6.06	226.3	5.14	37.7
Australia	0.53	4.4	1.47	54.8	1.77	13.5
Total	**24.30**	**184.4**	**26.89**	**1,003.6**	**47.07**	**351.6**

The conversions of t into bbl are field specific; 1 cbm equals 37.3 cf; conversion of gas into oil is based on calorific value (1 cbm of gas equals 0.847 kg of oil); 6,000 cf of gas are the equivalent of 1 bbl of oil; some figures are rounded.

Gas

At a glance in EUR mn	1999	1998	% change
Segment sales	867	902	(4)
Earnings before interest and tax (EBIT)	106	81	31
Capital expenditure	58	60	(4)
Return on fixed assets in %	19	14	36
Imports in bcm	5.94	6.05	(2)
Total transmission volume in bcm	31.91	28.80	11

Compliance with the unbundling requirements, as imposed by the European gas directive, achieved ahead of time

Early exploitation of opportunities created by liberalization through accelerated development of export markets

Further progress with the international networking of transmission capacity: link between the TAG and WAG gas pipeline systems as well as the connection of the PENTA West gasline to Bavaria completed


MEV 164

Increased sales despite growing competition

At EUR 867.39 mn segment sales for 1999 were slightly down on the previous year (1998: EUR 901.65 mn). Import and sales volume also fell, by 2% and 3% respectively, as the modest increase in Austrian demand was met by stepping up domestic production and drawing down gas storage volume. Gas prices rose in the wake of climbing oil prices, but took time to catch up.

EBIT gained 31%, from EUR 81.10 mn to EUR 106.10 mn, mainly as a result of increased gas trading and transmission revenues. Reduced restructuring charges also contributed to this positive trend, cushioning the impact on the gas distribution activities of stiffer competition in the run-up to liberalization. Total personnel related restructuring charges fell from EUR 9.68 mn in 1998 to EUR 4.50 mn in the year under review.

First steps towards compliance with the European gas directive

In Austria steps were taken to harmonize domestic legislation with the European Gas Directive. In July the Federal Ministry of Economic Affairs submitted the first draft of the Gas Industry Act for expert opinions.

Two draft provisions would probably have particularly far-reaching consequences for the gas industry. Firstly, the act provides for an immediate and complete opening of the market, whereas the EU directive calls for phased liberalization, starting with the opening of only 20% of the market. Secondly, both the directive and the act demand the unbundling of operations, i. e. separate accounting for gas transmission, distribution, storage, and other activities.

In accordance with this requirement, the OMV Group reorganized the Gas

Gas

Physical flow of volume 1999
in bcm



0.18 Germany
0.52 Norway
5.24 CIS
5.94 Imports
7.36 Supply for Austria (incl. own consumption)
0.25 Storage inflow
24.83 Transmission
18.37 Arnoldstein (TAG)
2.14 Oberkappel (WAG)
2.48 Mosonmagyárovar (HAG)
1.60 Murfeld (SOL)
0.24 Überackern (PENTA West)

EBIT improvement owing to increased gas trading and transmission revenues as well as reduced restructuring charges

Investment focused on link-up of TAG and WAG pipeline systems; gap between Austria and Bavaria closed by completion of PENTA West

business segment, introducing business units for marketing, transport and storage, with a view to achieving more flexible and direct customer relationships. In anticipation of impending liberalization, the Company is working hard on a strategic realignment of the Gas business. As part of these assessments, alliances and joint ventures are also envisaged. The aim is to address the challenges and opportunities quickly and effectively, when they are presented by liberalization.

Further expansion of transportation infrastructure and completion of the link with Bavaria

In the year under review, capital expenditure fell slightly to EUR 58.41 mn, from EUR 60.00 mn in 1998. Investment was mainly channeled into further expansion of the Trans-Austria gasline (TAG) system and the second part of the PENTA West line.

This section of the PENTA West, which branches off at Oberkappel and runs to Burghausen was completed, closing the gap between the West-Austria gasline (WAG) and the Austrian-Bavarian gasline (ABG).

A link between the major TAG and WAG transmission systems was created at the Baumgarten gas hub; this is used to exchange liquid natural gas (LNG) with Italy. Work began on the environmental impact studies for the TAG expansion project, and is close to completion in both Austrian provinces Styria and Carinthia.

Marketing unit facing up to increased competition and successfully expanding international activities

The activities of the new business unit Marketing comprise the import of natural gas to Austria, and its marketing at home and abroad. The challenges for this unit are defending and expanding OMV's position in the face of the coming reorganization of energy markets.

In 1999, liberalization of the electricity market and good conditions for hydropower generation meant that natural gas encountered harsher competition as a power generation fuel. At the same time, gas-to-gas competition intensified, and foreign suppliers increasingly entered the Austrian market. Nevertheless, OMV demonstrated its competitiveness by maintaining its strong position.

In order to exploit the opportunities presented by open markets throughout Europe, steps were taken to expand the Company's international operations. The first major Bavarian customer – OMV Deutschland – was won and a supply agreement commencing in 2001 concluded. In May OMV signed a ten-year agreement with Germany's Bayernwerk for the supply of 2 bcm of gas. Furthermore, a deal was also reached with Slovenia's gas company Geoplin. In addition to volumes sold under long-term contracts, some 400 mn cbm in spot sales were made in 1999.

In the period under review gas volumes imported by OMV into Austria fell by 2% to 5.94 bcm (1998: 6.05 bcm). Imports from Russia totaled 5.24 bcm, those from Norway 0.52 bcm, and those from Germany 0.18 bcm. Gas deliveries by OMV (excluding gas for own consumption) rose by 3% to 6.82 bcm (1998: 6.65 bcm), the increase in demand being met by higher domestic production.

Extension of the WAG transmission agreements with Gaz de France and Ruhrgas to 2014

OMV Group's infrastructure and its ideal geographical location combine major competitive advantages in the transportation business. As a result, in 1999 gas transmission volumes via Austria again recorded considerable growth. The volume of natural gas transmitted to destinations in Central and Southern Europe grew by some



10% to 24.82 bcm (1998: 22.61 bcm). The lion's share of the gas transported – a total of 18.37 bcm – was transmitted to Italy via the TAG.

The second-largest transmission system, the WAG, carries volumes both from East to West, and in the opposite direction. In the period under review throughput volume was 2.14 bcm (1998: 2.46 bcm). A total of 2.48 bcm was carried to Hungary by the Hungária-Austria gasline (HAG), and 1.61 bcm to Slovenia by the South-East line (SOL), a spur line of the TAG pipeline. The volume transported by the PENTA West was unchanged from the previous year at 0.24 bcm.

Demand fluctuations balanced by OMV storage facilities

OMV operates underground storage facilities so as to balance out the wide seasonal fluctuations in gas demand and maintain security of supply. Due to these demand variations, the volumes held in storage peak at the beginning of autumn. Increased domestic demand and resultant inventory drawdowns meant that the volume of gas held in storage for OMV customers declined to 1.13 bcm as of December 31, 1999 (1998: 1.38 bcm).

The priority for the Storage business unit in 1999 was continuation of capacity optimization programs. Further investments were successfully completed in modernization and rationalization of storage stations and on comprehensive Y2K compliance measures designed to ensure that gas supply continued smoothly at the turn of 1999 and 2000.

Outlook for 2000: New strategic alignment

The year 2000 will bring significant changes in the natural gas market. Short-term and cross-border gas trading should yield major opportunities for OMV. The Company is set to play an important role in the European energy market by exploiting the new openings created by its infrastructure. Strategic concepts currently under consideration include the establishment of a European gas market in Baumgarten. Work on pricing schemes will ensure that the Company remains competitive.

Expansion of transmission volumes due to growing gas demand in Central and Southern Europe; optimization programs for storage progressed

Expansion of the pipeline system will proceed. In the autumn, construction of the first sections of the third TAG line will commence. In addition, detailed planning of a second compressor station for the WAG, so as to increase the capacity of this pipeline, will also commence.

Prospects for 2000 impacted by liberalization: opportunities in short-term and cross-border gas trading activities

The harmonization of Austrian law with the EU Gas Directive, and the anticipated complete opening of the market will fundamentally transform the situation of the Austrian gas industry. Depending on the form ultimately taken by the Gas Industry Act, the TAG transmission agreements will have to be amended to take account of the new legal requirements. The new business strategy and possible strategic alliances will lay the groundwork for the continued success of the Company's Gas segment and will further strengthen its position.

Refining and Marketing

At a glance in EUR mn	1999	1998	% change
Segment sales	3,861	3,326	16
Earnings before interest and tax (EBIT)	84	132	(36)
Capital expenditure	358	218	64
Return on fixed assets in %	7	13	(46)
Product sales volume, Refining in mn t	11.44	11.94	(4)
Retail market share in %	14	13	8

Further improvement of market presence in Central and Southeastern Europe enhances OMV's unique position: acquisition of BP's retail network in Hungary and first stations opened in Bulgaria and Romania

Cost reduction programs in the refineries start to show benefits and good progress within restructuring project in Schwechat due to successful completion subprojects

Launch of the new gasoline product OMV Super Plus iMotion is again an example for OMV's front-runner role in Europe concerning development and marketing of automotive fuels


OMV

Earnings markedly squeezed by tight refining margins

Segment sales increased by some 16% to EUR 3.86 bn (1998: EUR 3.33 bn) due to climbing product prices. However, these failed to keep pace with soaring crude tags in the course of the year under review. Production cuts by the OPEC countries and a stronger US dollar pushed the annual average crude price up by EUR 41/t (USD 5.10/bbl) to EUR 127/t (USD 17.90/bbl) leading to an increase of some 47% compared to 1998.

As a result, downstream operations suffered a collapse in refining margins. Average Rotterdam margins for the year were halved from 1998 levels. Moreover, margins at OMV's refinery in Schwechat were also hit by increased pressure from imports. In addition, the refineries' earnings were impacted by the squeeze on petrochemical margins from steadily rising feedstock prices. Petrochemical margins narrowed by some 20%.

These developments led to a marked decline in EBIT compared to the previous year. The segment reported a 36% fall in earnings to EUR 84.04 mn (1998: EUR 132.05 mn). However, this result also reflected some positive factors.

Both the change in the method of accounting for the cost of refinery turnarounds and the reduction in inventories together added EUR 96.90 mn to earnings, exceeding expenses for personnel reduction programs (1999: EUR 20.95 mn; 1998: EUR 35.61 mn) and depreciation by a net amount of EUR 44.57 mn.

Petrochemicals earnings fell to EUR 82.34 mn (1998: EUR 99.20 mn), reflecting the pressure on processing margins. Only in the fourth quarter of the year under review did the situation show signs of easing.


R & M

Market position maintained

The estimated share of the Austrian petroleum products market taken by OMV's Schwechat refinery was down to 61%. This decline was partly attributable to the scheduled turnaround of the primary distillation unit which lasted several weeks.

Export volumes again rose, gaining 5% to 1.34 mn t (1998: 1.28 mn t).

Overall consumption of petroleum products fell slightly in countries served by OMV's marketing business. However, there were instances of growth in retail sales volume, which was up by 1% in Austria and 5% in Hungary. There was a slight downturn in Slovenia due to the decreasing number of "tourists" from Austria and Italy, who live rather close to the border and take advantage of the prevailing price differentials to refuel their cars and return home, as well as price-driven leakage of fuel sales to Croatia. Sales also fell in Slovakia because of the deteriorated economic situation. In Germany, volume remained at roughly the previous year's level.

OMV held its share of the retail market in Austria, Slovakia and Slovenia, while significant increases were achieved in the other countries.

In Austria, fuel prices had to be significantly reduced at the end of March in the face of threats of intervention by state price regulators – made without sufficient regard for the Austrian legal framework – at the expense of commercially adequate margins. The resultant severe shrinkage of the margin of the Austrian filling station business resulted in a substantial loss in 1999.

By contrast, retail margins improved elsewhere. Only in Slovenia did they narrow as a result of the government's delay in adjusting pump prices to changes in the international market levels.

Marked upturn in investment and progress with refinery restructuring

A total of EUR 357.98 mn was invested in 1999 (1998: EUR 217.81 mn), mainly in the refinery projects and acquisitions for the international marketing business, notably in Hungary.

Efforts to achieve further reductions in processing costs at both refineries proceeded successfully. At the Schwechat plant, subprojects forming part of the overall restructuring program – namely, the modernization of the distillation plant and the platformer at the bulk refinery – were completed on schedule during the shutdown. This permitted the dismantling of redundant units, leading to improved cost efficiency whilst also helping to trim overcapacity in the European refining industry. Starting in 2000, refining capacity at Schwechat will be down to 9.6 mn t/year (200,000 bbl/d) from a previous 10 mn t/year (210,000 bbl/d). At the Burghausen refinery the year saw the successful completion of the pyrolysis gasoline hydrogenation project, aimed at ensuring that the plant is capable of producing fuel grades that meet market demands, and of the benzene extractive distillation project, designed to increase value added.

In the year under review, OMV acquired a 10% interest in the Parco refining company in Pakistan – an energy market with great growth potential.

Refining throughput and sales volume cut by scheduled turnaround, but marketing sales up significantly

The refineries processed 0.97 mn t of Austrian crude (1998: 0.95 mn t) and 9.19 mn t of imported crude (1998:

Flow of volume
in million t

0.52 Semi-finished products, others
1.93 Third-party processing (TPP)
10.11 Crude oil processing (excl. TPP)
12.56 Total feedstock

13.40 Schwechat and Burghausen Name plate capacity

11.44 Sales volume
5.96 Gasoline and diesel fuel
3.09 Fuel oil
1.49 Petrochemicals
0.90 Others

Continued reduction in refining processing cost successful; less redundant units and increase in efficiency

Austrian retail business under pressure due to pricing discussions; however, improvements in international activities achieved

9.87 mn t), mainly from Libya, Iraq, Russia and Algeria. Capacity utilization relative to 1999 name plate capacity of 13.4 mn t was 90%: In Schwechat capacity utilization fell to 87% (1998: 93%) due to the shutdown of the bulk refinery, and in Burghausen it remained at the previous year's record level of 99%. At the Schwechat plant, third-party processing equaled the previous year's level of 1.93 mn t.

Turnaround in Schwechat successfully completed; utilization rate at 90%

At 11.44 mn t, refinery sales were down from the previous year's level of 11.94 mn t. As a result of the turnaround Schwechat sales, including exports, third-party processing and petrochemicals, were down by 4% (1998: 8.81 mn t). Burghausen's sales of 3.0 mn t also represented a 4% year-on-year decline (1998: 3.13 mn t).

Optimization and efficiency gains for existing network envisaged; enhancement of non-oil business

Sales by consolidated Group marketing companies rose to 7.18 mn t (1998: 6.78 mn t). Both in Austria and abroad, sales grew by some 6% to 3.28 mn t (1998: 3.08 mn t) and to 3.90 mn t (1998: 3.70 mn t), respectively. Growth was again mainly driven by the international retail business, but the Austrian wholesale business also played a part.

OMV forecourt network further expanded with the focus on multifunctional facilities

At the end of the year the Group filling station network stood at 1,080 stations (1998: 1,033). The proportion of OMV branded filling stations rose markedly to reach 91%, chiefly as a result of the rebranding of the former BP retail stations in Bavaria.

The **Austrian** forecourt network, which consisted of 558 stations as of the end of December, witnessed a series of innovations and measures aimed at optimizing the network and improving its efficiency. In 1999 five new filling stations were built in accordance with the latest and most stringent standards, while 17 stations were modernized and 13 were closed. As the aim is to convert every filling station into a multifunctional service center, the focus was on expanding the non-oil business, as shown by the significant increase in the number of VIVA shops which stood at 127 by the end of the year (1998: 107). In addition, much of the network – some 400 stations – was equipped with up-to-date checkout systems during a four-months-period.

The Austrian Stroh brand was given an eye-catching new Corporate design.

On the product side, the launch of the Super Plus iMotion grade underlined OMV's role as the European frontrunner in the development and marketing of automotive fuels. Outstanding features of the new fuel are its maximum sulfur content of 30 ppm and state-of-the-art additives. The product is an opportunity for the automobile industry to commercialize engines with very low fuel consumption and emissions. The fuel already complies with EU standards for 2005.

In addition, two new top tier lubricants were launched.

The **international** filling station business took another major step towards integration. Following the acquisition of BP's forecourt networks in the Czech Republic and in Slovakia in 1998, OMV also bought its Hungarian outlets at the beginning of 1999.

As a result the filling station network outside Austria grew by 55 stations to a total of 522. The success of OMV's entry into the Bulgarian and Romanian markets was reflected by the fact that 16 filling stations had already been commissioned by the end of the year. All new stations were built in conformity with the latest standards and have VIVA convenience stores; some also have catering facilities. There are already a

total of 148 VIVA outlets in operation, and OMV customers have the choice to use car wash and service centers at all stations. Regular customer satisfaction surveys and industry comparisons have again confirmed that OMV – the largest Western player in neighboring countries – and its brand are exceptionally well equipped to meet increasingly fierce competition.

Streamlining of the wholesale business bearing fruit

The organization of the wholesale business in Austria again became leaner. This improvement was reflected in increased sales volumes and earnings. Together with its wholly-owned subsidiary AUSTRIA Mineralöl GmbH, OMV has a nationwide presence in the Austrian heating fuels market. The distribution network is uniformly branded as "OMV Wärme Partner". The recently launched, improved heating oil OMV Future Plus is enjoying growing popularity.

The Company's interest in fuel merchant Colpack-Kolkoks-Wihoko Brennstoffhandel GmbH was raised to 50%. In the aviation segment, OMV now operates a refueling service at Salzburg Airport.

The **international** wholesale business generated increased sales and earnings, winning many new end-users as customers. This was due in no small measure to the fact that growing numbers of customers have confidence in the quality of OMV products, most of which come from the Schwechat refinery.

Outlook for 2000: Slight improvement expected

Consistently strong demand points to an upturn in petrochemical margins'. In the bulk refining business, the heavy worldwide rundown in inventories should bring a return to normal margins.

At the Schwechat plant, a start will be made on another important sub-project concerning restructuring of the petrochemical activities. At both refineries, action is being initiated to ensure compliance with the tighter product specifications called for by the Auto Oil II program.

Volumes should increase by the anticipated growth in transportation fuel demand on OMV's foreign markets, and by a slight upturn in Austria. This, together with further expansion of the Company's international marketing business and the success of recent rationalization programs in Austria, should lead to an increase in segment earnings.

OMV retail network


800
274
726
332
575
408
566
467
558
522
1995
1996
1997
1998
1999
Austria
International

Increases in wholesale volume boosted results; improvements in automotive fuels and fuel oils

OMV Group retail network	**1999**		**1998**	
as of December 31	Total	thereof OMV branded	Total	thereof OMV branded
Austria	558	466	566	466
Bulgaria	8	1	0	0
Croatia	21	21	15	15
Czech Republic	103	103	9	99
Germany	79	79	92	14
Hungary	113	113	82	82
Italy	38	38	32	40
Slovakia	61	61	54	54
Slovenia	91	91	93	66
Romania	8	5	0	0
Total	**1,080**	**978**	**1,033**	**835**

Chemicals and Plastics

At a glance in EUR mn	1999	1998	% change
Segment sales	368	409	(10)
Earnings before interest and tax (EBIT)	24	57	(58)
Capital expenditure	58	52 [1]	12
Return on fixed assets in %	9	16	(44)
Urea and melamine sales in mn t	0.33	0.30	10
Plant nutrient sales in mn t	1.02	0.92	11
Income from Borealis [2]	45	22	105

[1] Agrolinz Melamin Group and Polyfelt Group (1998 not adjusted: EUR 340 mn)
[2] reported under financial items

Strategic focus on core competence in the Agrolinz Melamin Group resulted in implementation of outsourcing programs and a step-up in melamine research activities

Synergies resulting from the merger of Borealis and PCD exceeded expectations

Polyfelt's position in Asia significantly strengthened by successful commissioning of the geo-textile production plant in Malaysia



Continued downward pressure on fertilizer and melamine prices

Despite substantial increases in melamine and plant nutrient sales volume, segment sales for 1999 were down by 10% to EUR 367.45 mn (1998: EUR 408.87 mn). This decline was mainly price related but was amplified by the outsourcing of various Service business activities as part of the new site strategy.

The severe drop in prices was also reflected in the EBIT of the Chemicals and Plastics segment: sales revenues from melamine and multinutrient fertilizers fell to their lowest level since 1994, while the calcium-ammonia nitrate price hit an all-time low. Rising feedstock prices added to the pressure on margins. Despite further energetic cost reduction measures, EBIT fell by 58% from EUR 56.63 mn to EUR 23.59 mn.

Furthermore, the change in valuation method for cost concerning major overhaul activities resulted in a special income of EUR 3.46 mn in 1999, whereas in 1998, EBIT was impacted by an additional charge relating to personnel restructuring programs of EUR 3.82 mn.

Income from the 25% interest in Borealis grew to EUR 45.13 mn (1998: EUR 21.95 mn) and is reported under the financial result.

Investment in melamine capacity and production optimization in fertilizers

In 1999, capital expenditure totaled EUR 57.95 mn. Despite increased investment in the melamine business this was far below the previous year's figure of EUR 340.72 mn which was inflated by the acquisition of the holding in Borealis.

In line with Corporate strategy, investment continued to be channeled into stepping up melamine capacity. The

10,000 t/y expansion project at the Castellanza plant in Italy was completed, and should go online in the spring of 2000, following the conclusion of licensing procedures. The construction of a new melamine plant with a capacity of 30,000 t/y in Linz is making rapid progress and should be completed by mid-2000.

In the business unit plant nutrients, new multinutrient fertilizers were introduced. These, and the success of a process optimization program, should create additional growth potential.

A cost reduction program at the Linz and Castellanza plants improved competitiveness of the segment. In 1999 services, as offered by Agrolinz Melamin GmbH in a separate business unit, was streamlined. In line with the strategic policy of dispensing with these activities not directly connected with the core businesses melamine and plant nutrients, most of these operations were outsourced to specialized service companies.

The most important project for the Polyfelt Group was the construction of a geo-textile production plant in Malaysia. The new facility was commissioned in April, on schedule and budget.

Melamine sales drive despite difficult trading conditions

In 1999, the melamine business was impacted by an increasingly troubled market. Following the previous years' strong demand and price trends, at the beginning of 1999 a depressed wood processing market led to a marked decline in global demand which triggered a sharp fall in prices. Despite this difficult situation Agrolinz Melamin succeeded to increase total sales volume into Europe and overseas markets by almost 20%. However, there was no escaping the negative price trend.

In the year under review, research and development projects concerning melamine, glues and resin additives went ahead. The development of additional melamine applications will give Agrolinz Melamin an important competitive advantage, as it will enable it to offer market leading one-stop solutions.

Market share in plant nutrients stable

Despite persistent overcapacity and imports from Central Eastern Europe, Agrolinz Melamin was able to defend its shares of its core Austrian and Bavarian markets and push up sales volumes by 11% (1998: 6% decline). However, in the year under review existing overcapacity exerted further downward pressure on prices – particularly on those of straight nitrogen fertilizers.

Expansion in the Czech Republic and Hungary, initiated in previous years, continued successfully. In Hungary, Agrolinz Melamin was able to keep its market share stable at about 30%. In the Czech Republic the Company managed to further expand its presence.

Logistics optimization in geo-textiles

Geo-textile sales were broadly unchanged from the previous year. However, this overall trend was a result of widely differing conditions in major geo-textile markets. The Polyfelt Group recorded good results in its core markets, but sales volume in new markets was below expectations.

In Asia, demand increased in Malaysia and Japan, while other countries such as Indonesia, Korea, Thailand and Vietnam were only slowly emerging from economic crisis. Summarizing, however, Polyfelt's business performance in this region was satisfactory, and volume rose significantly.

Melamine
Main applications worldwide


8% Paper, textiles and leather finishes
5% Miscellaneous
35% Decorative laminates
31% Adhesives, wood glues
13% Coatings
8% Molding compounds

Marked drop in melamine and plant nutrient prices led to significantly lower results; increasing pressure from rising feedstock cost

Prices on plastics market
in DM/t


2.000
1.800
1.600
1.400
1.200
1.000
800
600
400
200
0
1995
1996
1997
1998
1999
Polyethylene
Polypropylene
Ethylene
Propylene
Naphtha

PCD-Borealis integration process successfully completed

Fertilizer market expected to remain weak and affected by higher gas prices; volume growth anticipated for melamine and geo-textiles

A project concerning the best use of various locations and logistics strategy was initiated in 1999. It aimed at significantly improving the cost base of the business by turning the Group's two European locations in Austria and France into one single logistical unit.

Synergies with Borealis

Following the sale of the polyolefin operations in 1998, the OMV Group holds a 25% interest in Borealis A/S, Denmark. The integration of the former OMV subsidiary PCD was completed in 1999. The success of the merger is shown by the fact that the gains from synergies were even higher than anticipated and exceeded EUR 41 mn.

In 1999 the polyolefin market was marked by pronounced price movements. Strong demand in Western Europe as well as rising consumption in Asia, shrinking European inventories, and higher feedstock costs pushed polyolefin prices up in the course of the year.

Despite peaks at the end of the year, average prices and margins for the year remained below 1998 levels. In line with market trends, Borealis posted a 9% year-on-year increase in sales volume. Particularly encouraging was the above-average increase in sales of high valued-added applications which are less cyclical than commodity products.

Borealis continued its extensive investment program in 1999. Projects included expansion of the cracker and a PE plant in Stenungsund, Sweden; construction of a PP plant in Schwechat, Austria; and construction of a cracker and two PE plants in Abu Dhabi.

Outlook for 2000: Price trends a key driver

The European fertilizer market is forecast to remain weak, but expected plant shutdowns are likely to improve the situation.

During the final months of 1999 there were signs of a slight revival in the melamine market, and the sales outlook is distinctly positive. It remains to be seen however, how and when the improved market climate will be reflected in rising prices for fertilizers and melamine. Nevertheless, rising gas prices will continue to impact negatively on margins.

A distinct pickup in geo-textile demand is anticipated in Europe and Asia. Apart from further progress with ongoing projects, the main feature of 2000 will be increased capacity utilization at the Malaysian plant.

According to current assessments, the polyolefin business is likely to register average prices and margins similar to those of 1999.

Value

Value management in OMV

OMV: Opportunity for More Value

This is the guiding principle behind the decisions and policies adopted in the interests of the continued business development of the OMV Group. Therefore, Management has clearly stated the following Corporate goals: to increase earnings power, secure returns on investment and to improve value growth.

Value management tools have already been in use in the OMV Group for a number of years. These methods add up to a controlling oriented feedback loop. They tie the setting of objectives to corresponding control criterions and also encompass methods for assessing long-term strategic value creation.

The economic yardstick for investments, strategic development measures, and the earning power of operations are the weighted average capital cost (WACC) as well as rates of return and performance benchmarks of other members of the peer group and the financial market.

Value creation and management is being controlled by adjusting the significant KPI (key performance indicators, like cost benchmarks, market indicators, growth and structural goals) of each business and its investment policy. The reliability of long-term forecasts is tested by ongoing analyses utilizing the CAPM (capital asset pricing model) to determine market based capital costs. In addition, both the profitability targets and the WACC of each individual business segment are adjusted by a specific risk factor (beta).

Emphasis on value growth concept

As part of the medium-term financial planning process over the next three years, the projected value growth of the discounted free cash flows and the rate of return of each business and for the Group is investigated by means of capital expenditure budgets and restructuring plans.

This analysis reveals the value contribution of the budgeted operations. In addition, it gives a picture of the extent to which fundamental arguments have been furnished for a long-term improvement in the share price. Capital efficiency and an attractive, investor friendly price trend for OMV's stock are central concerns of the Executive Board.

In order to coordinate long-term expected rates of return, it is necessary to define return rates, called hurdle rates, for each individual project in the businesses. They too are adjusted to WACC and earnings targets. The Group's average minimum rate of return on individual investments is 14% after-tax. The long-term Group WACC after-tax has been stated at 10%. Short-term financial planning and analysis always utilizes the currently prevailing level of cost of capital.

Target is increasing total shareholder return and value management

On a quarterly basis OMV's management looks into the contributions of the operations, compares them with their strategic earnings potentials and examines that they have been value accretive.

By setting a 13% target for the long-term rate of return on average capital employed (ROACE), the OMV Group has signaled that it intends to establish itself among the top-ranking group of integrated oil companies in terms of earnings, thus laying the basis for increased total shareholder return for OMV stockholders and investors.

Return ratios
in % from 1995 to 1999



18
16
14
12
10
8
6
4
2
0
1995
1996
1997
1998
1999
ROfA
ROACE
ROE

Economic yardstick for strategic investments and operational performance are WACC and benchmarks of peer group



Activities in all segments continued: focus on Refining and Marketing

Group spending in 1999 for E & P: EUR 1.51 mn R & M: EUR 13.82 mn C & P: EUR 3.24 mn

Expenditure on research and development by the OMV Group totaled EUR 18.57 mn (1998: EUR 19.62 mn), the lion's share going to Refining and Marketing.

Success for Exploration and Production through stratigraphic and seismic methods in exploration

The introduction of new stratigraphic methods in 1999 enabled drilling samples to be more accurately classified, thereby increasing the success rate of exploration drilling. In Pakistan, a new method for analyzing seismic data was applied for the first time, resulting in improved reserve estimates. Drilling efficiency was significantly increased – particularly in the case of horizontal wells – by optimizing the drilling fluids utilized. In addition, new water shut-off methods employing chemical injection were developed to enhance economic oil production from production wells with high water-cuts.

Analysis of new gas research findings

To optimize the operation of compressed natural gas (CNG) vehicles, the results of tests by the CNG Vehicle Research Project on OMV's chassis dynamometer and engine test bed were applied to vehicle conversion for hybrid operation. Another successful project, undertaken in conjunction with domestic and foreign manufacturers of control systems and gas burners on the Company's fuel test bed, revealed the potential for improved efficiency and emission reductions in forced draught burners.

Introduction of new products and analytical techniques in Refining and Marketing

The laboratories for crude oil and analytical chemistry developed methods for analyzing trace metal concentrations in crude oils, as an aid to testing feedstock run at the refineries and preventing undesired effects on the composition of petroleum products.

In 1999, the OMV Group also lived up to its pioneering role in the development and production of environment-friendly fuels by reformulating the Super Plus grade to give it an extremely low sulfur content. This new fuel-additive mixture, branded as Super Plus iMotion, reduces exhaust emissions and cuts consumption.

Lubricant development work aimed at further fuel savings and longer oil change intervals went ahead, and a new high-performance engine oil called OMV syn com diesel SAE 5W-40 was developed.

Longer heating storage periods for consumers call for increased product storage stability. The additives in OMV's new Extraleicht Future Plus heating oil bring about a significant improvement, whilst also masking the odor and protecting the tank from corrosion.

In Chemicals and Plastics research in melamine processing continued

Research work aimed at further development of OMV subsidiary Agrolinz Melamin's new melamine process proceeded. The "High Yield Process Project" is focused on testing and optimizing substages of process engineering solutions.

As a further step towards expanding the Company's position in the global melamine market, a new research group was established to find new or different applications for the product. An international collaborative network including external research institutions, universities, customers and users was set up to perform this work.

Quality

Environmental and quality management



OMV's environmental protection activities are ISO 14.001 compliant. The Company's standards are among the highest in the European oil industry. Despite increased throughput in the businesses, environmental impacts have been significantly reduced since 1990. Volatile organic compound (VOC) emissions have fallen by 36% and nitrogen oxide (NOx) emissions by almost 26%.

The Company's quality management systems make an important contribution to increased efficiency. To this end, the new requirements of ISO 9001 are being adhered to; therefore, the intention is to create and continuously improve process oriented structures in the Group.

Seismic and drilling activities backed by environmental impact studies

In 1999, high priority was again given to environmental impact studies. Close attention was also paid to well decommissioning. During the year under review about 100 wells were plugged, and agricultural use of the sites was made possible by appropriate soil treatment.

Resources saved by modern gas pipeline construction methods

In 1999, environmental impact studies were initiated in connection with the TAG expansion project, and they are close to completion in Styria and Carinthia. Thanks to a new business process model, the quality management system met the requirements of unbundling, i. e. separate accounting in accordance with the EU gas directive.

Progress through restructuring programs in the refineries and new priorities at retail stations

OMV's refinery Burghausen in Bavaria received EU Eco-Management and Audit Scheme (EMAS) certification for its integrated environmental management system, as well as ISO 14.001, BS 8800 and Occupational Health and Risk Management System (OHRIS) certification in 1999. Both OMV refineries have very low emissions as compared to other European plants. For instance, SO_2 emissions are only about one-third of the European average. The ongoing restructuring program at the Schwechat refinery is bringing not only increased competitiveness but also improved environmental product quality and a further reduction in environmental impacts. Following the equipment of OMV retail stations in Austria, the Czech Republic, Hungary and Slovakia with vapor recovery systems, the focus now lies on energy efficiency and wastewater disposal programs.

TQM brings siginificant savings at Agrolinz Melamin

During the year under review, OMV's subsidiary Agrolinz Melamin gave the lead to companies located at the Linz Chemical Park in reaching an agreement on formal cooperation to deal with environmental emergencies. The Chemical Park now has a health, safety and environment mission statement, and a cross-company team of experts. The TQM culture at Agrolinz Melamin was reflected in the continuous improvement process which leveraged an initial economic benefit of EUR 1.82 mn in 1999.

Environmental businesses grew in 1999

OMV Proterra, which offers environmental services, waste treatment and water management, recultivation of industrial sites as well as deep well drilling, mainly expanded its microbiological soil purification and well rehabilitation activities in 1999. OMV Cogeneration operates as power generator for industrial customers and also performed satisfactorily despite increasingly competitive energy markets. Both companies set up comprehensive quality, environmental and safety management systems in 1999.

OMV is committed to environmental and quality management: Each segment of the Group achieved improvements in 1999

Economic growth in Austria helped by productivity gains; energy markets showed marginal volume changes

Gross Domestic Product 1999
per capita in EUR


22,144
20,908
EU average: 19,671
14,362
12,286
10,424
9,572
6,518
5,395
4,794
A
D
SLO
CZ
H
SK
CRO
RO
BG

Improved international economic backdrop

With Asian economies well on the way to recovery, world trade grew by 5%. Real economic growth averaged 2.8% in the OECD area. There was a strong upswing in the EU, fueled by the strength of the US economy and the low euro exchange rate. Nevertheless, in 1999 as a whole, growth was down on the previous year, at 2%.

There was an overall slow-down in East-Central Europe, but there were wide variations from country to country: GDP rose between 3% and 4% in Poland, Hungary and Slovenia, while growth was virtually at a standstill in the Czech Republic and Slovakia due to tough stabilization measures. The same applied to Bulgaria, Croatia and Romania, which were also hit by the Kosovo crisis.

Growth in Austria slightly above EU average

Austrian real economic growth ran at 2.2% during the period under review. Merchandise exports rose by 4.5%. The revival of export demand was driven not just by a more favorable international environment but also by the increased competitiveness of the Austrian economy due to productivity growth and only moderate wage increases.

Massive price rises due to cutback in world crude output

In response to the crude surplus and dramatic price collapse witnessed in 1998, OPEC member countries agreed on a further cut in output quotas totaling 1.7 mn bbl/d, effective from April 1999 onwards.

The 5% overall reduction in OPEC output led to a 2% year-on-year fall in world crude production to 74.0 mn bbl/d. With consumption meanwhile climbing by 1.2 mn bbl/d to 75.2 mn bbl/d, the scene was set for a sharp rise in crude prices in the course of the year: At USD 17.93/bbl the average price of North Sea Brent for the year as a whole was 40% higher than the USD 12.76/bbl recorded in 1998. Rotterdam product prices tracked crudes, the prices of the main products marking up an average year-on-year increase of some 30%.

The dollar exchange rate also trended upwards. In 1999 US currency firmed by 4%, and was worth an average of EUR 0.94 compared with EUR 0.90 in the previous year.

However, the increase in crude and product prices had only a very muted impact on the Austrian energy price index. For example, transportation fuel prices gained 1.6% and heating oil prices 3.2% on the previous year's level. The cut in transportation fuel prices in April 1999, and reductions in electricity and gas tariffs ahead of liberalization cushioned the effect of the market run-up on prices.

Energy markets remain relatively stable

According to preliminary estimates, **Austrian primary energy consumption** barely rose in the year under review. Due to milder weather, increased hydropower generation, and reluctance to hold inventories, demand for fuel for heating and power generation was down from 1998 levels.

In 1999, Austrian **natural gas consumption** registered an increase of about 2% to approximately 7.7 bcm. The balance of supply shifted in favor of domestic production which grew by 11%. By contrast, total import volume dropped by 2%.

Demand for **petroleum products** in Central Eastern Europe fell back. In Austria petroleum product sales shrank by 3% to 10.6 mn t. The long-term trend away from gasoline (down 3%)

and towards diesel (7% up) continued unabated. There was an overall increase in transportation fuel consumption of 3%.

In Bavaria petroleum product demand declined by some 4% to 19.3 mn t. Here, too, sluggish gasoline sales and higher diesel consumption (up by 6%) were witnessed.

In the Central Eastern European markets served by OMV, volume reached about the same level as in the previous year at about 36 mn t. With the exception of Slovakia and Slovenia where consumption fell markedly, the changes in sales volume in all other countries ranged between a decline of 2% and an increase of 3%.

Soft fertilizer and melamine markets but strong polyolefin demand growth

In 1999 the Euroland chemical industry posted a 4% gain in production. Apart from higher sales to traditional export markets, business benefited from precautionary purchases in expectation of Y2K problems.

However, 1999 was a very difficult year for **plant nutrients.** Straight nitrogen fertilizer overcapacity in Europe, reduced import dependence on the part of major consumers like China and India, and increased CIS availabilities led to a glut of urea and ammonia supplies. The resultant price collapse also pulled down straight nitrogen fertilizer and, to a lesser extent, multinutrient fertilizer in its wake. With feedstock prices generally firm, processing margins narrowed significantly.

During the first half **melamine** continued to bear the full brunt of the economic crises in Asia and Russia. The persistent slump in exports of the wood processing industry and cheap melamine imports from the Far East led to a dramatic deterioration in sales and revenue. Although demand picked up towards summer due to reviving economic growth, melamine prices did not show any signs of stabilization during the year under review.

The West European **polyolefin** (PO) market registered very rapid demand growth in 1999. Polyethylene and polypropylene sales rose by 7% to 8% to reach a total of about 18.4 mn t.

In Asia, too, demand strengthened considerably. Thereafter, pressure from Middle Eastern imports eased, and export opportunities emerged for European producers. Cracker turnarounds led to monomer shortages in Europe which also cut polyolefin production. Lower output coupled with strong demand led to a major rundown of European inventories.

Sharp rises in the cost of naphtha, ethylene and propylene feedstock also buoyed polyolefin prices. Polyethylene prices hit their lowest level since 1994 in the first quarter, only to put on some 70% by the end of the year. Polypropylene prices behaved similarly, and after hitting a low in the first quarter regained some 50% in the course of the year to reach a level last seen in 1997.

The Group's financial situation improved

These market conditions were reflected in the consolidated results. On the one hand, the strong rise in crude prices favored the E & P segment, and on the other hand R & M was hit by weak refiners' margins.

Some of the impact on results was cushioned by an additional cost reduction program, introduced in the first quarter of the year under review due to the low level of oil prices at the time, and by a cutback in the budgeted capital expenditures for 1999.

In consequence, the financial performance indicators were stable or slightly

Crude price (Brent) and USD exchange rate
(monthly average 1999)


25
23
21
19
17
15
13
11
9
1.02
0.94
0.87
0.80
0.73
0.65
J F M A M J J A S O N D
Brent price in USD/bbl
USD exchange rate in EUR

Fertilizers' prices and margins under pressure; upswing in polyolefin market also felt in Europe

Financial improvement due to self-help program and changes in valuation methods

Group financial condition in EUR million	1999	1998
Sales (excluding excise petroleum tax)	5,179	4,720
Earnings before interest and tax (EBIT)	285	220
Net income for the year	194	169
Net cash provided by operating activities	338	455
Capital expenditure	656	732
Personnel as of December 31	5,953	6,360

Group sales by regions 1999
EUR 5.18 billion


8% Rest of EU
1% Rest of Europe
6% Rest of World
48% Austria
22% East-Central Europe [1]
15% Germany

[1] Croatia, Czech Republic, Hungary, Slovak Republic, Slovenia

Net income increased because of markedly higher crude and product prices and despite heavy pressure on refining margins

improved. ROACE remained at 9%, while both ROfA and ROE rose by 1%-point, to 10% and 12%, respectively.

The marked increase in consolidated EBIT, by 29% to EUR 284.74 mn, was also supported by exceptional factors. At the start of the year the method of accounting for the cost of major overhauls was changed on a Groupwide basis. Previously the accrual method was used but starting in 1999, the component depreciation method will be applied resulting in the capitalization of major cost items on a plant-by-plant basis and their amortization over the period until the next major overhaul. This change led to an improvement in earnings of EUR 56.56 mn.

Likewise, a change in the calculation of decommissioning provisions for gas storage wells brought an improvement of EUR 9.33 mn, of which EUR 6.12 mn resulted from extending the useful economic life applied.

Towards the end of the year 1999 the inventories of crude oil and semi-finished products were drawn down. This had positive effects on earnings, as the valuations of the stocks of crude and semi-finished products at yearend were low. The high price level at the end of 1999 resulted in an improvement in earnings of EUR 45.82 mn.

There were, however, some other changes in valuation methods which resulted in additional expenses, thus affecting EBIT. In the case of the pension provisions the need to use new mortality tables and a change in the discount rate applied led to a charge of EUR 21.96 mn. The 1999 net effect of this income from changes in valuation principles in an amount of EUR 40.7 mn has to be compared with the charge of EUR 22.3 mn in 1998 which was necessary for adjustment of the discount rate applied to the provisions for severance and jubilee payments.

Following the extensive personnel restructuring of past years, expenses for termination and outsourcing schemes declined sharply to EUR 13.23 mn in 1999 (1998: EUR 55.3 mn). Other operating expenses, amounting to EUR 39 mn, included filling station decommissioning, tank farm site restoration, goodwill amortization and plant depreciation. Therefore, Group EBIT adjusted for exceptional items (e. g. change in method of accounting for plant turnarounds), declined markedly owing to the aforementioned factors.

Despite a 15% increase in net income for the year to EUR 194 mn, net cash provided by operating activities registered a year-on-year decline, falling to EUR 338.36 mn.

There were no events subsequent to the end of the 1999 financial year of material significance for the assessment of the financial condition of the Group.

Wolfgang Ruttenstorfer returned to the Group as Chief Financial Officer and member of the Executive Board as of January 1, 2000.

Sales and income: Enhancement in both results

Group sales excluding excise petroleum tax registered a 10% year-on-year increase of EUR 459.07 mn to EUR 5,179.16 mn.

This was mainly due to significantly higher product prices in the R & M segment, and increased crude prices and volumes in the E & P segment. The Gas segment took a slight decline in sales due to lower import volumes. Likewise, the C & P segment failed to increase its sales, despite higher volume, because of heavy falls in prices.

Austria remained OMV's primary market, accounting for EUR 2,511.70 mn or 48% of total sales (1998: EUR 2,394.95 mn and 51% respectively). Due to the continued expansion of OMV's business activities in East-Central Europe, this market, the second-largest for the Company with sales of EUR 1,138.73 mn or 22% of the total (1998: EUR 960.18 mn), gained a further 2%-points. German sales fell by EUR 171.78 mn to EUR 785.05 mn (year-on-year decline from 20% to 15% of total sales). In other EU member states and other European countries, sales increased slightly to EUR 425.02 mn, while their share of total sales remained stable at some 9%. Sales outside Europe increased significantly to stand at EUR 318.66 mn or 6% of the total (1998: EUR 33.84 mn).

Expenses for **materials and services** rose by 14%, mainly as a result of higher crude oil prices. Due to the implementation of strict cost cutting measures other services and energy supplies fell by EUR 31.72 mn or 15% to EUR 186.03 mn.

Group sales by segments 1999
EUR 5.18 billion

3% Exploration and Production
16% Gas
74% Refining and Marketing
7% Chemicals and Plastics

Summarized income statement in EUR million	**1999**	**1998**
Sales excluding excise petroleum tax	5,179	4,720
Changes in inventories and own work capitalized	30	21
Other operating income	120	78
Expenses for materials and services	(3,745)	(3,284)
Personnel expenses	(476)	(520)
Depreciation and amortization	(313)	(263)
Other operating expenses	(510	(532)
Earnings before interest and tax (EBIT)	**285**	**220**
Financial result	(6)	3
Profit on ordinary activities	278 [1]	223
Extraordinary result	0	(6)
Taxes on income	(84)	(48)
Net income for the year	**194**	**169**

[1] rounded

Group sales due to price increases grown by 10%; cost savings programs are successful

Earnings before interest and tax (EBIT) in EUR million	1999	1998
Exploration and Production	105	(20)
Gas	106	81
Refining and Marketing	84	132
Chemicals and Plastics	24	56
Corporate	(34)	(29)
OMV Group	285	220

Personnel expenses fell by EUR 44.25 mn from the previous year's level. However, it should be noted that the amount of exceptional items in the previous year was higher than in 1999. Expenses for personnel termination programs amounted to EUR 13.23 mn in 1999 compared to EUR 44.33 mn in 1998.

Higher results in E & P and Gas overcompensated declines in other segments' earnings

Changes in the method of calculating pension provisions (new mortality tables and discount rate) resulted in a charge of EUR 21.96 mn, compared to a charge of EUR 22.31 mn in the previous year due to adjustment of discount rate for severance and jubilee provisions. The effective nominal decrease, taking into account reduced personnel termination expenses, therefore was EUR 12.8 mn.

The increase in **depreciation and amortization** of about EUR 49.54 mn to EUR 312.82 mn is attributable to an extraordinary write-off of EUR 28.01 mn (thereof EUR 18.17 mn write-down of goodwill in R & M as the main effect) and to increased depreciation bases amounting to EUR 21.5 mn.

There was a nominal decrease in **other operating** expenses of EUR 22.16 mn or 4% to EUR 509.67 mn. This reduction largely reflected the benefits of implemented cost reduction programs. During the year under review expenses for **research and development** were almost unchanged at EUR 18.57 mn (1998: EUR 19.62 mn).

The largest improvement in **earnings before interest and tax (EBIT)** came from the **Exploration and Production** segment, which not only benefited from the increase in crude prices that set in during the second quarter of 1999 but also stepped up its production volume in Austria and abroad.

The **Gas** segment also posted an improved result. Apart from slight improvements in prices and margins, this was mainly due to reduced non-recurrent expenditure.

In **Refining and Marketing** EBIT fell by 36% to EUR 84.04 mn. When account is taken of the positive exceptional factors of the change in the treatment of major overhauls (EUR 51.09 mn) and inventory reductions (EUR 45.82 mn), less EUR 27.6 mn in exceptional charges for unscheduled depreciation, the highly unsatisfactory margins situation in the refining business becomes apparent.

The difficult situation in the Austrian retail business was reflected in the Marketing result. Here, the decline in margins outweighed the impact of volume growth. In international retail operations both margins and volumes improved.

The **Chemicals and Plastics** segment was confronted with collapsing sales prices in 1999. In spite of substantial increases in sales volume of the business units melamine/urea and plant nutrients, earnings showed a decline.

The **financial result** for 1999 was negative to the tune of EUR 6.37 mn, following a positive result of EUR 2.46 mn in the previous year.

Earnings before interest and tax
by segments in EUR million


E & P
(20)
105
Gas
81
106
R & M
132
84
C & P
56
24
Corporate
(29)
(34)
1998
1999

Due to increased loans the net interest expense increased by EUR 31.64 mn to a total charge of EUR 57.66 mn. The modest total decline in the financial result mainly reflected improved income from associates consolidated at equity; these results increased by EUR 18.8 mn to EUR 43.1 mn. OMV's share of the income of the Borealis Group, as the largest contributor to income from associates, includes a one-off income of EUR 9.9 mn resulting from a change in valuation method to comply with international standards.

In 1998 **extraordinary expenses** were incurred in connection with the disposal of the polymer operations.

At EUR 84.37 mn **taxes on income** were EUR 36.55 mn above the previous year's level. The effective tax rate was up to 30.3% from 21.5% in 1998. The main influences on the effective tax rate were higher taxes under the Libyan tax-paid-cost (TPC) system due to increased crude oil prices, and valuation adjustments to deferred tax assets due to lower profit expectations in the C & P segment.

Growing assets and liabilities and solid financial structure

The balance sheet total increased by EUR 463.52 mn, to stand at EUR 5,277.64 mn. Some EUR 383.93 mn of the increase concerns fixed assets. This reflects EUR 173.7 mn in additions to fixed assets resulting from acquisitions – mainly in E & P and Marketing – and net investment in continuing operations – mostly in the Refining and Gas businesses – amounting to EUR 163.7 mn.

The significant increase in the USD exchange rate compared to previous year increased fixed assets by EUR 46.5 mn.

Because of the high level of crude oil and of product prices, amplified by the rise in the USD against the ATS, receivables increased by EUR 184.55 mn. Current assets and prepaid expenses and deferred charges increased by a net EUR 79.60 mn. The increase in assets was financed by a reduction in liquid funds and securities held as current assets by EUR 90.3 mn and by an increase of credits and loans by EUR 259.38 mn.

Balance sheet structure
in EUR billion


4.814
1.574
3.240
1.184
2.081
1.549
5.278
1.654
3.624
1.587
1.976
1.715
1998
1999
Current assets
Fixed assets
Short-term liabilities
Long-term liabilities
Stockholders' equity

Financial result was lower due to deterioration in net interest charge; improvements in income from associates

Summarized balance sheet in EUR million	1999	%	1998	%
Fixed assets	3,624	69	3,240	67
Inventories	387	7	353	7
Accounts receivable and other assets	911	17	726	15
Cash, checks, cash at bank, securities and investments	228	4	319	7
Deferred taxes	127	3	176	4
Stockholders' equity	1,715	33	1,549	32
Provisions	1,661	31	1,673	35
Long-term special financing	317	6	340	7
Amounts due to banks	830	16	571	12
Other liabilities and deferred income	754	14	681	14
Balance sheet total	**5,278** [1]	**100**	**4,814**	**100**

[1] *rounded*

Capital expenditure in EUR million	1999	1998
Exploration and Production	172	104
Gas	58	59
Refining and Marketing	358	218
Chemicals and Plastics	58	341
Corporate	10	10
Total capital expenditure	**656**	**732**
+/– Changes in the consolidated Group, equity results and restructuring	(144)	(25)
+ Securities held as fixed assets and loans	21	122
Additions to fixed assets as per statement of fixed assets	**533**	**829**
+/– Foreign currency translation and adjustments	(37)	(51)
+ Acquisition of affiliated companies	142	31
Investments in fixed assets as per statement of cash flows	**638**	**809**

Capital expenditure decreased by 16% but remained at high level; net debt increased

Gearing ratio


in %
50
40
30
20
10
0
1.24
1.34
1.46
1.55
1.72
(0.02)
(0.14)
(0.22)
(0.26)
(0.60)
1995
1996
1997
1998
1999
Equity in EUR billion
Net debt in EUR billion
Gearing ratio in %

Capital expenditure focused on expansion and restructuring projects

At EUR 656.18 mn, capital expenditure was again at a very high level (1998: EUR 731.58 mn). Apart from C & P – which recorded exceptionally high capital expenditure in the previous year because of the acquisition of Borealis A/S – all segments maintained or increased their investment.

For E & P the main highlight was the takeover of Australia's Cultus Petroleum during the second half of 1999. Moreover, there were additions to assets in the UK sector of the North Sea and in Austria.

In the Gas segment investment mainly focused on progressing the pipeline extension and expansion projects (mainly the PENTA West and TAG Loop 2 line).

Investment in the R & M segment concerned large-scale restructuring projects at Schwechat and Burghausen refineries and rapid expansion of the East-Central European retail networks (acquisition of a retail network in Hungary).

In C & P the highlight was the investment in new melamine capacity.

Financing activities: gearing ratio up to 35%

Internal sources of financing were insufficient to cover the high volume of capital expenditure. Apart from a reduction in liquid funds and securities, the major investments in growth were funded by long-term project loans as well as by short-term interim loans.

As of December 31, 1999, liabilities to banks and accounts payable to non-consolidated subsidiaries stood at EUR 835.2 mn (1998: EUR 577.6 mn) while cash in hand, checks and cash at bank and receivables from non-consolidated subsidiaries totaled EUR 235.7 mn (1998: EUR 318.7 mn). Net debt thus rose from EUR 258.98 mn to EUR 599.44 mn. The gearing ratio, defined as net debt divided by stockholders' equity, stood at 35% at the end of 1999 (1998: 17%).

Cash flow from operating activities impacted by effects of high crude and product prices

Net cash provided by operating activities was EUR 338.36 mn – down by EUR 116.32 mn from the previous year.

The reconciliation of net income for the year with net cash provided by

operating activities (adjustment for non-cash income and expenses, and for items reported under investing or financing activities) shows that 1998 *net adjustments exceeded the level of* 1999 by EUR 39.1 mn.

The increase in net income by EUR 24.69 *mn* and the lower positive adjustments to cash flow resulted in a deterioration of EUR 14.49 mn. The reversal of provisions for major overhauls *in an amount of* EUR 44.99 *mn*, and payments in connection with personnel reduction plans provided for in previous years in an amount of EUR 38.5 *mn, are included in the item* "net change in other long-term provisions".

Other non-cash revenues and expenses mainly relate to non-cash income from OMV's share of the profits of companies accounted for at equity, and income attributable to financing activities.

Due to the high crude oil and petroleum product prices at year end and the high USD exchange rate, there is a substantial increase in funds tied up in accounts receivable. The reduction of inventories of crude and intermediates in particular led to a much lower increase in accounts payable, owing to the lower purchase volumes. In total funds tied up in working capital increased by EUR 72.59 mn.

Investment outflows stood at EUR 638.90 mn (1998: EUR 734.03 mn), while the proceeds from the sale of fixed assets were EUR 52.59 mn (1998: EUR 172.11 mn). Therefore, net cash used in investing activities amounted to EUR 586.31 mn (1998: 562.21 mn)

Net cash provided by financing activities increased to EUR 140.92 mn, mainly as a result of taking up long-term loans for investment projects, but also to an increase in short-term interim facilities.

In the previous year the increase in short-term inter-group lending was due *to the repayment of debt related to the* sale of the PCD group. Cash was used for the dividend payments in an amount of EUR 62.70 mn (1998: EUR 56.56 mn) *and the transfer of* EUR 23.55 *mn in* pension obligations to an external pension fund (1998: EUR 27.76 mn).

Main differences between ACC and US GAAP

The differences in net income and stockholders' equity between US GAAP and ACC mainly relate to differing standards with regard to the valuation of fixed assets, provisions for pensions, severance and jubilee payments, and other provisions. In addition there is a timing difference with regard to the disposal of a subsidiary where the closing date differs from that of legal transfer of ownership, and there is a difference in respect of recognition of changes in valuation principles.

Net income according to US GAAP totaled EUR 194.38 mn (excluding income attributable to minority interests), and is thus almost identical to the ACC result, but individual components are quiet different.

Different methods of extending the estimated useful lives of processing plants in the R & M segment meant that depreciation was EUR 33.2 mn higher under US GAAP.

Under ACC, changes in the calculation of pensions, severance payments and jubilee payments (new mortality tables and change in the discount rate) were taken to the income statement and a provision for the settlement of indexation was recognized, whereas under US GAAP the corridor method means that such changes do not directly affect results in the reporting period. In all, this item results in an additional amount of EUR 30.2 mn.

In the previous year the reduction in the discount rate for severance pay-

Capital expenditure
by segments EUR 656 million


400
350
300
250
200
150
100
50
0
104
172
59
58
218
358
341
58
10
10
E & P
Gas
R & M
C & P
Cor-porate
1998
1999

Net income according to ACC and US GAAP almost identical, however different counterbalancing components

Net income and stockholders' equity (ACC and US GAAP) in EUR million


2,000
1,600
1,200
800
400
0
250
200
150
100
50
0
1995 1996 1997 1998 1999
Stockholders' equity (ACC)
Stockholders' equity (US GAAP)
Net income (ACC)
Net income (US GAAP)

ments and jubilee payments from 6% to 3.5% resulted in an expense of EUR 18.2 mn under ACC which has been reversed under US GAAP.

Accounting for derivatives under US GAAP is more detailed and in some cases more restrictive than under ACC. In 1999 this item resulted in a deduction of EUR 23.11 mn under US GAAP.

Apart from a few exceptions, changes in valuation principles under US GAAP result in a cumulative adjustment as of the beginning of the year. As retroactive adjustments are not permitted under ACC, changes in accounting principles in the current period resulted in an additional amount of EUR 13.91 mn (pre-tax).

Since the introduction of the full application of deferred taxation in ACC accounting, adjustments to deferred taxation in the reconciliation have related only to the effects on deferred taxes of the US GAAP adjustments.

Risk management: smooth turn into 2000 and continued euro project activities

Computer systems continued to work properly at beginning of Y2K; stock capital converted into euro and to no par value shares

At the turn of the year 2000 no Y2K malfunctions occurred in the OMV Group. All IT, communication and control systems operated with their normal reliability. Potential residual risk is expected to be minor and within the bounds of the normal technical risks associated with plant, due to comprehensive and exhaustive precautions taken.

The total cost of the Y2K compliance project was approximately EUR 5.8 mn, and it has been expensed as incurred over the period from 1997 to 1999. Total costs were below one tenth of the annual IT budget (IT including control systems).

Outlook 2000: improvements in cost structure will show benefits; crude price changes will play an important role

The annual stockholders' meeting on May 18, 1999 resolved to convert the capital stock of the Company into euro, and to introduce no par value shares. The planned date for the introduction of the euro as the Corporate currency is January 1, 2001. An interdisciplinary task force was set up four years ago to analyze the adjustments necessary and to coordinate implementation. Adaptations and precautions mainly relate to IT, accounting and payment transactions. Since January 1, 1999 OMV's customers have been able to elect for euro transactions, and have also been able to chose the timing of the changeover with the double currency period lasting until June 2002.

The switch to the euro also affects the retail stations, for instance as regards prices on filling station coupons, and the Gas segment with its long-term contracts.

OMV's financial reporting has been in both euro and ATS since 1999 to facilitate comparisons for the financial community.

Outlook for 2000: depending on further crude price development

The main features of 1999 were a strong and continuous oil price run-up, a squeeze on refiners' bulk margins, tight margins in the Austrian retail business, and collapsing chemical prices.

The Group-wide productivity and cost structure enhancement programs introduced in 1999 will impact on earnings in 2000, but additional cost reduction measures will be taken during the year with a view to achieving improved results and making further progress towards Corporate goals, including an adequate return on average capital employed (ROACE).

The result of the E & P segment will depend on oil price trends. If expectations of rising output volumes and higher prices as compared to the annual average for 1999 are met, earnings should increase in 2000.

In the R & M segment, a modest recovery in bulk refining margins is anticipated, though these were still very weak at the start of the year. This should lead to a slight improvement in the refining result, despite the loss of income that will result from the scheduled maintenance shutdown of the petrochemical plant. Due to the non-recurrence of exceptional charges in 1999, the contribution of international operations to the earnings of the Marketing segment should again grow markedly.

The expected improvement in E & P's result should more than compensate for the continued weak performance of R & M and a possible slight decline in the EBIT of C & P and the Gas segments – the latter due to market liberalization, the potential impact of which is still hard to assess.

At equity income from the Borealis investment is expected to decrease slightly as a result of somewhat weaker polyolefin markets. This, and increased financial liabilities will affect OMV's financial result.

In light of budgeted income, planned capital expenditure of about EUR 590 mn in 2000 should be fundable from internal cash flow. About three-quarters of this investment will be channeled into expansion and restructuring projects which will be accretive to earnings in the short to medium term.

The main focus of capital expenditure will be on the E & P and R & M segments. The investment program for E & P involves development projects in Austria and abroad, notably in Australia.

In R & M, investment will be devoted to completing the restructuring project at the Schwechat refinery, improving automotive fuel quality to meet the Euro II standard imposed by the EU Fuels Directive, and expanding the international filling station networks, especially in Bulgaria and Romania.

Capital expenditure by the Gas segment will principally be directed towards the extension of the TAG pipeline, the initiation of the WAG expansion project, and the completion of the PENTA West gas line.

Apart from acquisitions aimed at strengthening the distribution network, investment planning in the Chemicals segment is chiefly targeted at finalization of the melamine capacity expansion project, and upgrading of the Linz site.

Continued pressure on results in R & M expected; price situation in fertilizers depressed and consequences of gas liberalization difficult to predict;
E & P will benefit from high crude prices and increased production volume

These investments are in line with Corporate strategy, and are central to the pursuit of Corporate policies aimed at the achievement of profitability, capital structure and debt servicing capacity comparable to the Company's peer group. The OMV Group continues to set its sights on a medium-term ROACE of 13%, despite the risks outlined in this report, and is acting according to increase earnings.

Vienna, February 28, 2000

The Executive Board

Register

The Company's accounting records and consolidated financial statements were prepared in Austrian Schillings and have been audited. The translation into euro is based on the exchange rate of ATS 13.7603 and has not been audited. The audited financial statements and the Directors' report in ATS are included in the enclosed booklet.



Consolidated balance sheet as of December 31

Financial statements according to Austrian Commercial Code

Note	Assets EUR 1,000	1999	1998
5	**A. Fixed assets**		
	I. Intangible assets	125,753.5	98,333.1
	II. Tangible assets	2,782,517.8	2,488,455.0
	III. Financial assets	715,947.1	653,502.7
		3,624,218.4	**3,240,290.8**
	B. Current assets		
6	I. Inventories		
	1. Raw materials and supplies	93,696.1	111,173.8
	2. Work in progress	63,479.6	72,918.2
	3. Finished goods	116,800.7	108,761.4
	4. Merchandise	99,719.9	51,267.3
	5. Services not yet invoiced	11,463.1	7,061.0
	6. Payments on account	1,988.8	1,706.4
		387,148.2	352,888.1
7	II. Accounts receivable and other assets		
	1. Receivables from trade	728,682.6	553,457.2
	2. Receivables from non-consolidated subsidiary companies	33,149.1	31,872.9
	3. Receivables from associated companies	49,939.5	42,903.2
	4. Other receivables and other assets	68,262.2	70,904.5
		880,033.4	699,137.8
	III. Securities and investments	75,999.0	70,771.8
	IV. Cash in hand, cheques and cash at bank	152,076.8	247,674.5
		1,495,257.4	**1,370,472.2**
8	**C. Deferred taxes**	**127,391.8**	**176,237.4**
	D. Prepaid expenses and deferred charges	**30,775.8**	**27,115.5**
		5,277,643.4	**4,814,115.9**

Liabilities EUR 1,000	1999	1998	Note
A. Stockholders' equity			9
I. Capital stock	196,290.0	196,216.7	
II. Capital reserves	417,662.8	417,662.8	
III. Revenue reserves	1,012,706.3	850,481.2	
IV. Minority interests	23,199.2	23,358.8	
V. Unappropriated income	64,805.1	60,845.5	
thereof income brought forward in 1999: 253 (1998: 253)			
	1,714,663.4	**1,548,565.0**	
B. Provisions			
1. Provisions for severance payments	107,578.0	102,995.6	10 a)
2. Provisions for pensions	685,503.0	718,819.4	10 b)
3. Provisions for taxes	11,715.4	15,489.9	
4. Other provisions	856,329.2	835,868.5	11
	1,661,125.6	**1,673,173.4**	
C. Liabilities			12
1. Long-term special financing, not shown under items 2 to 8	317,275.1	339,872.3	
2. Amounts due to banks	830,413.5	571,037.6	
3. Payments received on account	4,631.3	4,287.3	
4. Accounts payable from trade	318,652.1	260,245.9	
5. Notes payable	429.3	4,910.1	
6. Accounts payable to non-consolidated subsidiary companies	6,016.2	10,048.7	
7. Accounts payable to associated	40,103.6	19,311.7	
8. Other liabilities	293,388.3	284,363.4	
	1,810,909.4	**1,494,077.0**	
D. Deferred income	**90,945.0**	**98,300.5**	13
	5,277,643.4	**4,814,115.9**	
Contingent liabilities	12,971.9	37,943.3	26

Fixed assets

Consolidated statement of fixed assets

EUR 1,000	As of 1. 1. 1999	Foreign currency differences	Changes in the consolidated Group
I. Intangible assets	At acquisition		
1. Concessions, patents, similar rights and licenses	181,347.4	(15.5)	3,360.4
2. Goodwill	99,444.9	(238.9)	38,888.5
3. Payments on account	28.9	0.2	—
	280,821.2	**(254.2)**	**42,248.9**
thereof segments:			
Exploration and Production	15,882.5	13.4	241.5
Gas	50,305.4	—	—
Refining and Marketing	159,020.8	(268.2)	42,007.4
Chemicals and Plastics [1]	39,718.5	0.6	—
Corporate	15,894.0	—	—
II. Tangible assets			
1. Developed and undeveloped land, buildings and buildings on third-party property [1]	1,521,695.2	75,990.0	166,042.0
2. Plant and machinery	5,093,780.4	52,563.9	2,361.2
3. Other fixed assets, tools and equipment	849,426.9	322.3	9,191.0
4. Assets under construction	127,923.7	16.7	3,084.1
5. Payments on account	18,154.8	(113.6)	—
	7,610,981.0	**128,779.3**	**180,678.3**
thereof segments:			
Exploration and Production	1,741,776.6	128,612.7	140,948.8
Gas	1,599,679.0	(0.1)	—
Refining and Marketing	3,455,355.9	(2,650.6)	39,729.5
Chemicals and Plastics [1]	720,357.8	2,817.3	—
Corporate	93,811.7	—	—
III. Financial assets			
1. Investments in non-consolidated subsidiaries	32,156.6	(5,644.9)	1,678.7
2. Loans to non-consolidated subsidiaries	8,667.4	(36.7)	—
3. Other investments	31,620.2	(15.2)	—
4. Loans to enterprises in wich a participating interest is held	—	—	—
5. Investments arising from equity consolidation	333,760.1	7,186.8	—
6. Securities	222,692.4	(0.1)	—
7. Other loans	50,796.1	(56.2)	42.2
	679,692.8	**1,433.7**	**1,720.9**
	8,571,495.0	**129,958.8**	**224,648.1**

[1] cf. Note 1 and 4

Consolidated statement of fixed assets

Additions	Disposals	Transfers	As of 31. 12. 1999	Write-ups	Depreciation (cumulative)	Net book value 31. 12. 1999	Net book value 31. 12. 1998	Depreciation 1999
or production costs								
19,149.1	24,534.1	1,458.1	180,765.4	—	110,798.9	69,966.5	57,253.7	13,790.8
204.6	200.1	—	138,099.0	—	82,346.4	55,752.6	41,050.6	23,734.7
5.3	—	—	34.4	—	—	34.4	28.8	—
19,359.0	**24,734.2**	**1,458.1**	**318,898.8**	**—**	**193,145.3**	**125,753.5**	**98,333.1**	**37,525.5**
16.3	139.5	(433.4)	15,580.8	—	6,028.0	9,552.8	10,351.7	3,904.0
6,863.1	32.6	(1.2)	57,134.7	—	29,108.2	28,026.5	23,623.1	2,447.0
5,852.1	1,210.7	1,604.2	207,005.6	—	131,408.3	75,597.3	53,294.5	26,040.4
648.5	23,349.0	23.5	17,042.1	—	13,499.3	3,542.8	4,192.3	1,316.8
5,979.0	2.4	265.0	22,135.6	—	13,101.5	9,034.1	6,871.5	3,817.3
48,547.1	26,372.4	8,811.5	1,794,713.4	(9.8)	975,212.4	819,501.0	690,984.1	47,995.5
195,081.1	30,538.5	60,948.8	5,374,196.9	169.3	3,824,051.2	1,550,145.7	1,436,642.3	172,539.3
61,190.6	39,036.3	5,662.4	886,756.9	1.3	651,004.4	235,752.5	216,769.5	53,578.2
110,439.5	3,290.5	(67,399.5)	170,774.0	—	1,221.6	169,552.4	125,904.3	1,076.3
613.6	1,462.8	(9,481.3)	7,710.7	—	144.5	7,566.2	18,154.8	100.6
415,871.9	**100,700.5**	**(1,458.1)**	**8,234,151.9**	**160.8**	**5,451,634.1**	**2,782,517.8**	**2,488,455.0**	**275,289.9**
65,026.8	22,802.5	(27,063.0)	2,026,499.4	—	1,281,944.7	744,554.7	628,477.4	75,021.9
51,008.1	2,666.3	(727.9)	1,647,292.8	176.1	1,115,213.6	532,079.2	542,261.7	61,059.4
239,416.7	61,090.7	(406.0)	3,670,354.8	(15.3)	2,496,725.8	1,173,629.0	1,020,607.0	111,231.4
56,184.7	13,169.2	(23.5)	766,167.1	—	483,448.8	282,718.3	250,414.3	22,980.5
4,235.6	971.8	26,762.3	123,837.8	—	74,301.2	49,536.6	46,694.6	4,996.7
2,748.0	16.4	—	30,922.0	—	18,589.7	12,332.3	13,952.1	385.2
288.6	979.6	(7,158.1)	781.6	237.8	206.2	575.4	7,663.9	288.7
43,221.2	4,406.2	—	70,420.0	—	2,965.6	67,454.4	29,504	—
—	—	7,158.1	7,158.1	—	—	7,158.1	—	—
30,680.9	1,867.0	—	369,760.8	—	—	369,760.8	333,760.1	—
17,124.3	16,795.1	—	223,021.5	—	7,392.9	215,628.6	218,019.1	2,749.7
3,587.8	11,145.2	—	43,224.7	4.9	187.2	43,037.5	50,604.0	—
97,650.8	**35,209.5**	**—**	**745,288.7**	**242.7**	**29,341.6**	**715,947.1**	**653,502.7**	**3,423.6**
532,881.7	**160,644.2**	**—**	**9,298,339.4**	**403.5**	**5,674,121.0**	**3,624,218.4**	**3,240,290.8**	**316,239.0**

Income

Consolidated statement of income

Note	EUR 1,000	1999	1998
	1. Sales	6,725,201.2	6,215,411.4
	2. Excise petroleum tax	(1,546,042.0)	(1,495,323.3)
	3. Subtotal of items 1 to 2	**5,179,159.2**	**4,720,088.1**
	4. Changes in inventories of finished products, work in progress and services not yet invoiced	3,002.7	5,598.2
	5. Other own work capitalized	26,939.8	15,748.0
14	6. Other operating income	119,866.9	78,749.7
15	7. Cost of material and services	(3,745,449.3)	(3,284,116.3)
16	8a. Personnel expenses	(387,691.8)	(422,756.8)
17	8b. Expenses for severance payments and pensions	(88,601.5)	(97,787.1)
18	9. Depreciation and amortization	(312,815.4)	(263,275.1)
19	10. Other operating expenses	(509,667.8)	(531,825.5)
	11. Subtotal of items 3 to 10	**284,742.8**	**220,423.2**
20	12. Income from investments	49,978.6	29,344.6
	13. Income from other securities and loans shown under financial assets	14,587.9	13,771.8
	14. Other interest and similar income	31,844.3	53,885.7
	15. Income from the disposal and write-up of financial assets and securities held as current assets	8,080.5	3,609.5
21	16. Expenses arising from financial investments and securities held as current assets	(6,773.2)	(4,468.1)
22	17. Interest and similar expenses	(104,090.5)	(93,679.0)
	18. Subtotal of items 12 to 17	**(6,372.4)**	**2,464.5**
	19. Income from ordinary activities	**278,370.4**	**222,887.7**
23	20. Extraordinary income	0.0	2,630.2
23	21. Extraordinary expenses	0.0	(8,384.9)
	22. Extraordinary loss	**0.0**	**(5,754.7)**
24	23. Taxes on income	(84,368.7)	(47,824.2)
	24. Net income for the year	**194,001.7**	**169,308.8**
	25. Allocation to revenue reserves	(127,135.5)	(106,374.4)
	26. Minority interests	(2,079.4)	(2,107.2)
	27. Income brought forward	18.3	18.3
	28. Unappropriated income	**64,805.1**	**60,845.5**

EUR 1,000	1999	1998	Note
Net income for the year	194,001.7	169,308.8	
Depreciation and amortization	315,950.3	264,161.8	
Write-ups of fixed assets	(403.4)	(2,025.3)	
Deferred taxes	46,385.3	22,031.8	
Losses (gains) from the disposal of fixed assets	2,084.8	(7,477.6)	
Net change in provisions for pensions and severance payments	16,226.3	12,620.7	
Net change in other long-term provisions	(92,209.3)	25,973.5	
+/– Other adjustments	(71,084.3)	(59,157.9)	
	410,951.4	425,435.8	
Decrease (increase) in inventories	(23,259.0)	22,061.7	
Decrease (increase) in accounts receivable	(173,528.4)	88,129.9	
(Decrease) increase in liabilities	26,963.0	(41,288.1)	
(Decrease) increase in short-term provisions	92,768.9	(76,667.1)	
+/– Other changes	4,461.2	37,003.5	
Net cash provided by operating activities	**338,357.1**	**454,675.7**	
Investments:			
Intangible and tangible assets	(428,656.1)	(401,590.6)	
Investments, loans and other finanical assets	*(66,970.0)*	*(376,439.2)*	
Acquistions of subsidaries net of cash aquired	(142,039.4)	(31,346.9)	25
Decrease (increase) in short term financial assets	(1,236.3)	75,348.9	
Disposals:			
Proceeds from sale of fixed assets	52,590.1	172,110.1	
Proceeds from sale of subsidiaries net of cash sold	—	(287.6)	25
Net cash used in investing activities	**(586,311.7)**	**(562,205.3)**	
Increase in long-term borrowings	160,355.8	19,110.5	
Repayments of long-term debt	(21,393.9)	(20,525.7)	
(Decrease) increase in short-term debt	85,022.4	55,079.6	
(Decrease) increase in Group clearing	3,193.5	83,177.5	25
Dividends paid	(62,704.9)	(56,564.5)	
Transfer of pension obligations to pension fund	(23,551.4)	(27,761.0)	49
Net cash provided by financing activities	**140,921.5**	**52,516.4**	
Effect of exchange rate changes on cash and cash equivalents	11,435.4	(4,625.4)	
Net decrease in cash and cash equivalents	**(95,597.7)**	**(59,638.6)**	
Cash and cash equivalents at beginning of year	247,674.5	307,313.1	
Cash and cash equivalents at end of year	152,076.8	247,674.5	

Changes in stockholders' equity [1]

EUR 1,000							1999
	Capital stock OMV AG	Capital reserves OMV AG	Revenue reserves	Translation reserves	Minority interests	Unappropriated income OMV AG	Stockholders' equity
Jan. 1, 1999	196,216.7	417,662.8	886,945.9	(36,464.7)	23,358.7	60,845.5	1,548,564.9
Net income 1999:							
Allocation			127,135.5		2,079.4	35.2	129,250.1
Recommended dividend						64,751.5	64,751.5
Foreign exchange differences				35,163.0	35.2		35,198.2
Dividend paid					(1,877.7)	(60,827.2)	(62,704.9)
Euro conversion	73.3	0.0	(73.3)				
Changes in minorities					(396.4)		(396.4)
Dec. 31, 1999	**196,290.0**	**417,662.8**	**1,014,008.1**	**(1,301.7)**	**23,199.2**	**64,805.0**	**1,714,663.4**
							1998
Jan. 1, 1998	196,216.7	417,662.8	780,571.4	(12,447.2)	22,007.3	54,959.0	1,458,970.0
Net income 1998:							
Allocation			106,374.5		2,107.1		108,481.6
Recommended dividend						60,827.2	60,827.2
Foreign exchange differences				(24,017.5)			(24,017.5)
Dividend paid					(1,623.8)	(54,940.7)	(56,564.5)
Changes in minorities					868.1		868.1
Dec. 31, 1998	**196,216.7**	**417,662.8**	**886,945.9**	**(36,464.7)**	**23,358.7**	**60,845.5**	**1,548,564.9**

[1] cf. Note 9

Summary of significant accounting policies

1
Legal principles and general accounting policies

The consolidated balance sheet (including the consolidated statement of fixed assets) and the consolidated statement of income have been drawn up in accordance with the **Austrian Commercial Code (ACC)**. The notes to the consolidated accounts on pages 6, 8 and on pages 47 to 71 relate to the ACC balance sheet and statement of income and cover both the disclosures in accordance with ACC and the supplementary US GAAP disclosures.

The reconciliation statement on page 73 sets out all the material differences in accounting principles between ACC and US GAAP. The **US GAAP** disclosures that follow on pages 74 to 81 are based on US GAAP accounting principles, and include all required disclosures not covered on pages 47 to 71.

The supplementary information on Exploration and Production, pages 81 to 86, does not form part of the notes to the consolidated accounts. This additional information was drawn up on the basis of SFAS 69 in accordance with ACC.

The financial statements of all consolidated companies have been prepared with a balance sheet date of December 31 in accordance with uniform Group-wide accounting and valuation standards. In the case of companies consolidated at equity, adjustments to conform to Group principles are made only to the extent that they are material.

For the first time, the **purchase method** of accounting – in which the acquisition costs are offset against the fair value of the assets acquired and the debts incurred – has been applied to capital consolidation of acquisitions of consolidated companies. No significant differences result from use of the new method instead of the book value method previously employed, under which the book values adjusted by hidden reserves and liabilities of the assets acquired were offset against the acquisition cost. Goodwill arising from initial consolidation is capitalized and amortized over its useful economic life.

Preparation of the consolidated financial statements requires management to make **estimates and assumptions** that affect the assets, liabilities, income and expenses reported in the consolidated financial statements, as well as amounts disclosed in the notes thereto. Actual results may differ from these estimates. The Executive Board believes that any deviations from these estimates would not be such as to have a material influence on the consolidated financial statements in the near term. The Board does not believe that OMV is exposed to nearterm negative impacts arising from any major concentration of risk.

2 *Accounting and valuation principles*

a) Fixed assets

With the exception of E & P activities outside Austria **intangible and tangible fixed assets** are capitalized at acquisition or production cost and depreciated on a straight-line basis. In addition, permanent impairment of fixed assets is recognized by unscheduled depreciation.

Scheduled depreciation, predominantly on a straight-line basis, is largely based on the following useful economic lives:

Category		Useful life (years)
Intangible assets:		
Goodwill		15 or 5
Software		3–5
Concessions, licenses, etc.		5–10 or contract duration
Segment-specific tangible assets		
E & P	Oil and gas wells (Austria) [1]	8 or 15
Gas	Gas pipelines	20
R & M	Storage tanks	40
	Refinery facilities	25
	Pipeline systems	20
	Filling station equipment	10
	Filling station buildings and outdoor facilities	20–25
C & P	Corrosion resistant plants	8–20
Other tangible assets		
Production and office buildings		20 or 40–50
Other plant and equipment		10–20
Tools and equipment		5–10

[1] Oil and gas wells abroad are depreciated on a unit-of-production basis.

The successful-efforts-method is applied to E & P activities abroad. Depreciation is on a field-by-field, unit-of-production basis. Unscheduled depreciation is applied to unsuccessful exploration wells; dry development wells remain capitalized. The cost of geological and geophysical studies is expensed as incurred.

In Austria the direct costs of exploration and development drilling are capitalized on a well-by-well basis, and straight-line depreciation is applied except when dry holes lead to write-offs.

Interest on borrowings incurred in international E & P activities over more than one accounting period in connection with the production of fixed assets is capitalized as part of the cost of the asset.

Tools and equipment are partly carried at fixed values or depreciated on a straight-line basis over a useful economic life of five to ten years.

Beginning in 1999, the cost of **major overhauls** is being accounted for by the component depreciation method. Expenses directly attributable to a plant that are allowable for capitalization are capitalized in the year in which they arise, and thereafter written off on a straight-line basis over the period until the next overhaul. Previously, this item was accounted for by accrue in advance method. OMV takes the view that the new method, whereby costs actually incurred are capitalized, has significant advantages over the previous method in application, and believes that the new method provides a truer picture of the economic realities concerned. This change in the valuation basis results in the release of provisions for the overhaul of equipment amounting to EUR 44,98 million. As ACC does not allow a revaluation of assets in cases of changes in the valuation basis there will be favorable results within the next four years until this process of overhauling of equipment is finished.

The improved result compared with a normal period amounts to EUR 11.56 million in the year under review and EUR 14.90 million for the next four years accumulated.

Costs relating solely to maintenance and repairs are treated as expenses in the year in which they arise.

Financial assets

Investments are carried at acquisition cost less any likely permanent impairment. Interest bearing loans are stated at nominal value, and interest free loans at present value. Securities held as fixed assets are carried at the lower of cost or market value at balance sheet date.

b) Inventories

Own production of **crude oil, other raw materials, semi-finished and finished products** is reported at the lower of production cost, determined by the average cost method, or market value. Purchased crude, as well as work in progress and finished petroleum products within the refineries, and since 1999, the work in progress and finished products of Agrolinz Melamin GmbH, are valued according to the last-in, first-out (LIFO) method. The change from the average cost method, previously used by Agrolinz, to the LIFO method resulted in immaterial additional expenses.

Materials and supplies are valued at the lower of cost, determined by the moving average method, or market value.

c) Accounts receivable and other assets

These are stated at the lower of acquisition cost or market value at balance sheet date. Foreign currency accounts receivable from intra-group clearing activities are translated using mid market rates. All recognizable risks are accounted for by means of valuation allowances.

d) Reversal of unscheduled depreciation

The relevant items in the consolidated accounts contain no material unrecorded write-ups as per section 208 paragraph 2 of the ACC.

e) Provisions

Provisions for severance payments are calculated according to actuarial principles, using the discounted standard entry age method based on Ettl-Pagler mortality tables.

Pension commitments are accounted for by setting up **provisions for pensions** or payments to an external pension fund. Calculation of the provisions for pensions is also on the basis of actuarial principles, using the discounted standard entry age method. No provisions are set up for pension obligations transferred to the external pervision fund as long as there is no need to make additional payments to it as at balance sheet.

At most consolidated companies with company pension plans pension entitlements have progressively been entirely or partially transferred to external pension funds in recent years (cf. Note 10).

Entitlements to **jubilee payments** are calculated in accordance with actuarial principles. The provision for jubilee payments is reported under "Other provisions" (cf. Note 11, "Personnel provisions").

Provisions for **decommissioning, restoration and environmental costs** are formed if there is a high degree of likelihood that such commitments will arise.

Provisions are formed for all other risks likely to lead to reductions in income.

f) Liabilities

Liabilities are carried at the higher of the amount repayable, the nominal value, or the respective value at balance sheet date. Foreign currency liabilities are valued at the higher of the rate ruling at time of acquisition or that at balance sheet date.

g) Deferred taxes

The OMV Group has provided for deferred taxes on all temporary differences (differences between book values for consolidated accounting and tax purposes which are equalized in subsequent years). Tax-loss carry forwards are taken into account in calculating deferred tax assets.

Group-wide deferred tax assets and liabilities are netted and reported either under provisions (liabilities) or as a separate item before the prepaid expenses and deferred income (assets).

If the probability of deferred tax assets being realized is in excess of 50%, then the values are retained. Otherwise a valuation allowance is reported as a separate item.

In the case of elimination of unrealized intra-group profits on inventories, current income taxes are accrued.

With the exeption of investment allowances, deferred taxes are also inputed for untaxed reserves. The untaxed reserves are reported in the consolidated accounts under "Revenue reserves". No deferrred tax liability is recognized for undistributed revenue reserves of domestic subsidaries because the latter can be transferred to the parent company without any tax consequences.

Petroleum Revenue Tax (PRT) is payable on the net cash flow generated by oil and gas production from certain fields in the United Kingdom, and Petroleum Resource Rent Tax (PRRT) in Australia. The total anticipated PRT is charged on a unit-of-production basis over the lifetime of a field. Any difference between the PRT liability on a unit-of-production basis and PRT payable in a given year is shown as deferred taxation. Levies paid under the tax paid cost (TPC) system in Libya are likewise reported under "Taxes on income".

3 *Foreign currency translation*

As a general rule, the **current rate** method is applied in the translation of financial statements of foreign Group companies. Where the functional currency differs from the national currency, the **temporal method** is used.

The difference between equity translated at historic rates plus results for the year translated using the average rate method, and equity at balance sheet date translated using the current rate method, is carried under exchange differences and does not affect income. Since the beginning of 1999, in line with international currency translation standards, all income statement items and net income for the year have been translated using the average rate method (previously, depreciation and net income for the year were translated at the rate ruling at balance sheet date).

The following important rates have been applied in converting currencies:

ATS	1999		1998	
	Balance sheet date	Average	Balance sheet date	Average
US Dollar	13.6973	12.8982	11.7470	12.3800
German Mark	703.5531	703.5531	703.5500	703.5900
Australian Dollar	8.9225	8.3194	—	—
Italian Lire	0.7107	0.7107	0.7105	0.7100
Hungarian Forint	5.4026	5.4445	5.4059	5.7500
Slovak Crown	32.4528	31.2033	32.4200	35.5100
Czech Crown	38.1140	37.3106	39.1000	38.6300
Bulgarian Leva	709.1659	707.5481	—	—

4
Consolidated Group and restructuring

The list of investments on pages 70 and 71 gives an overview of Group companies consolidated fully, pro rata or at equity, and of other investments. The number of consolidated companies has changed as follows:

	1999	1998	1999	1998	1999	1998
	Full consolidation	Full consolidation	Pro rata consolidation	Pro rata consolidation	Equity consolidation	Equity consolidation
As of Dec. 31 previous year	**33**	**44**	**2**	**2**	**11**	**9**
First consolidated in year under review	6	3	—	—	1	2
Merged in year under review	—	(5)	—	—	—	—
Disposed of during year under review	—	(9)	—	—	—	—
As of Dec. 31	**39**	**33**	**2**	**2**	**12**	**11**
[thereof foreign companies]	[18]	[13]	[—]	[—]	[7]	[6]

Newcomers to the **consolidated Group** were OMV Kiskereskedelmi Kft. and OMV Projekt Kft., included as a result of the acquisition of a retail network in Hungary at the beginning of 1999. During the year under review filling station operations were set up in Bulgaria and Romania. The companies in question, OMV Bulgaria EOOD and SC OMV Romania Mineraloel s.r.l., were for the first time included in the consolidated accounts as at December 31, 1999. OMV - International Services Ges.m.b.H. was founded at the start of the year to run the international Routex Card business, and is also included. OMV Praha CS, s.r.o, previously not included, has been merged with OMV Ceská republika, s.r.o, Prague, which is a consolidated company. At the beginning of the year the OMV Australia Pty Ltd., an exploration company, was founded, the accounts of which are included in OMV Group on consolidated basis. In the second half of the year this company acquired the Australian Cultus Petroleum NL, a group with exploration and production activities, whereby the results for the October to December 1999 period are included in the accounts.

Notes to the annual financial statements

5
Fixed assets

Movements in **goodwill** disclosed on initial consolidation during the year were as follows:

EUR 1,000			1999
	Gross value	Depreciation	Net value
Goodwill as of Jan. 1	99,444.9	(58,394.4)	41,050.5
Foreign currency differences	(238.9)	(316.5)	(555.4)
Additions	39,093.0	(23,734.6)	15,358.4
Disposals	(200.0)	99.1	(100.9)
Goodwill as of Dec. 31	**138,099.0**	**(82,346.4)**	**55,752.6**

The changes in the **consolidated Group** had the following impact on the structure of fixed assets:

EUR 1,000			1999			1998
	Gross value	Depreciation	Net value	Gross value	Depreciation	Net value
Intangible assets						
Additions	42,249.0	13.8	42,262.8	22,393.3	(18.0)	22,375.3
Disposals	—	—	—	(35,289.9)	29,778.5	(5,511.4)
Tangible assets						
Additions	180,678.3	(50,774.5)	129,903.8	39,320.1	(2,404.9)	36,915.2
Disposals	—	—	—	(707,229.3)	450,674.8	(256,554.5)
Financial assets						
Additions	1,720.8	—	1,720.8	(3,008.0)	—	(3,008.0)
Disposals	—	—	—	(6,914.8)	127.9	(6,786.9)
Total	**224,648.1**	**(50,760.7)**	**173,887.4**	**(690,728.6)**	**478,158.3**	**(212,570.3)**

The ***"Land and leasehold rights, buildings and buildings on third party property"*** *item largely concerns* oil and gas properties acquired by foreign Group E & P companies. The land value included in this item totaled EUR 317,119.8 thousand (1998: EUR 206,380.7 thousand).

Unscheduled depreciation of fixed assets amounted to EUR 31,429.9 thousand (1998: EUR 9,097.0 thousand), with financial assets accounting for EUR 3,423.5 thousand (1998: EUR 886.7 thousand) of the total.

In 1999, **interest on borrowings** in connection with the production of fixed assets amounting to EUR 326.3 thousand was capitalized (1998: EUR 3,344.3 thousand). The book value of capitalized interest on all borrowings was EUR 24,356.3 thousand (1998: EUR 23,275.4 thousand).

Loans with maturities of up to one year amounted to EUR 12,928.0 thousand (1998: EUR 2,577.5 thousand); loans to consolidated subsidaries stood at EUR 3.3 thousand (1998: EUR 134.1 thousand).

As of December 31, 1999, **loans to members of the Executive Board and directors of subsidiaries** amounted to EUR 63.2 thousand (1998: EUR 208.6 thousand). In 1999 repayments of EUR 149.3 thousand were made (1998: EUR 8.7 thousand). The loans are either interest-free, or bear interest rates of 1% or 6%. They have various maturities and are partly secured by mortgages.

The change in the carrying amount of investments accounted for at equity was as follows:

EUR 1,000	1999	1998
Book value of investments valued at equity	330,272.9	332,139.9
Share of net assets	369,760.7	333,760.1
Dividend paid	**11,630.5**	**21,064.7**
Share of income	43,132.1	31,302.9
Goodwill amortization	—	(6,983.9)
Net income from associated companies	**43,132.1**	**24,319.0**

Net income from associated companies contains a valuation effect (change from provision method to capitalization method for upgrading costs of equipment) from Borealis amounting EUR 9,918.5 thousand in the year under review.

The summarized balance sheet and income statement data for investments carried at equity are as follows:

EUR 1,000	1999	1998
Current assets	1,331,928.7	1,118,965.7
Fixed assets	2,269,570.1	1,776,748.1
Current liabilities	910,662.8	1,020,383.3
Non-current liabilities	1,292,300.9	642,155.3
Minorities	9,144.3	8,874.7
Sales	3,691,026.6	3,264,490.9
Operating income	216,197.5	181,620.0
Net income	139,953.5	123,419.9

The main equity investee is Borealis A/S. Sales to the Borealis Group generated by product supplies were EUR 354.57 million (1998: EUR 320.49 million). Other trade receivables from Borealis in 1999 amounted to EUR 10.76 million.

6
Inventories

In the second half of the year, and particularly in the last two months, inventories valued according to the LIFO method were significantly below the previous year's level. Crude and products taken from inventory drawdown were at the very low LIFO valuations of December 31, 1998 due to the low crude price level then prevailing. Comparison with the significantly higher replacement costs at times of layer reductions reveals a total difference of EUR 45.78 million. Due to the high oil price level the replacement value of inventories valued according to the LIFO method at balance sheet date was EUR 215.84 million (1998: EUR 5.74 million) higher than the amount reported. At the end of 1999 approximately 50% (1998: 68%) of all inventories were valued according to the LIFO method.

7
Accounts receivable and other assets

Receivables of EUR 3,909.7 thousand (1998: EUR 3,169.8 thousand) were secured by bills of exchange.

EUR 1,000	1999		1998	
	< 1 year	> 1 year	< 1 year	> 1 year
Receivables from trade	724,434.4	4,248.2	551,120.4	2,336.8
Receivables from consolidated subsidaries	32,538.0	611.1	25,703.2	6,169.7
[thereof financing and clearing]	[7,689.3]	[611.1]	[163.5]	[6,169.7]
Receivables from associated companies	40,045.0	9,894.5	42,903.2	—
Other receivables and assets	64,836.5	3,425.7	67,015.6	3,888.9
Total	**861,853.9**	**18,179.5**	**686,742.4**	**12,395.4**

Accrued income of EUR 16,933.9 thousand (1998: EUR 17,781.6 thousand) is included in the "Other receivables and assets" item.

Individual and lump-sum valuation allowances were as follows:

EUR 1,000						1999
	As of Jan. 1	Additions/ releases	Lapsed claims	Foreign currency differences	As of Dec. 31	[thereof lump-sum adjustment]
Receivables from trade	12,182.1	4,556.2	(1,721.8)	87.2	15,103.7	[1,818.6]
Receivables from consolidated subsidaries	6,729.7	—	(6,729.7)	—	—	[—]
Receivables from associated companies	218.1	159.4	—	—	(377.5)	[—]
Other receivables and assets	3,882.2	(978.8)	(336.5)	(31.7)	2,535.2	[—]
Total	**23,012.1**	**3,736.8**	**(8,788.0)**	**55.5**	**18,016.4**	**[1,818.6]**

						1998
Receivables from trade [1]	14,941.5	1,323.6	(4,191.2)	108.2	12,182.1	[2,626.3]
Receivables from consolidated subsidaries	6,578.6	151.1	—	—	6,729.7	[—]
Receivables from associated companies	130.0	88.1	—	—	218.1	[63.4]
Other receivables and assets [1]	3,393.4	655.2	(85.0)	(81.4)	3,882.2	[—]
Total	**25,043.5**	**2,218.0**	**(4,276.2)**	**26.8**	**23,012.1**	**[2,689.7]**

[1] The amount of valuation allowances as of January 1 was restated due to changes in the consolidated Group (PCD Group no longer consolidated).

8
Deferred taxes

The accrual of deferred taxes on temporary differences as well as on tax-loss carry forwards results in net deferred tax assets, the breakdown of which is as follows:

EUR 1,000				1999
	Deferred tax assets	Valuation allowance	Deferred tax liabilities	Balance
Intangible fixed assets	174.1	8.0	9.0	157.1
Tangible fixed assets	8,028.3	1,767.7	100,976.5	(94,715.9)
Financial fixed assets	29,734.8	86.3	3,099.4	26,549.1
Deferred PRT assets	14,929.3	—	—	14,929.3
Corporation tax on deferred PRT assets	—	—	4,478.4	(4,478.4)
Inventories	24,716.3	159.0	—	24,557.3
Receivables and other assets	2,184.1	1,868.3	20,461.4	(20,145.6)
Untaxed reserves	—	—	14,509.8	(14,509.8)
Provisions for pensions and severance payments	79,198.5	—	—	79,198.5
Other provisions	33,805.5	652.6	37.1	33,115.8
Liabilities	548.3	25.7	—	522.6
Other	8,341.4	354.7	316.3	7,670.4
Tax-loss carry forwards	113,050.0	38,508.6	—	74,541.4
Total	**314,710.6**	**43,430.9**	**143,887.9**	**127,391.8**

EUR 1,000 (cont'd)	Deferred tax assets	Valuation allowance	Deferred tax liabilities	Balance 1998
Intangible fixed assets	181.3	—	—	181.3
Tangible fixed assets	6,317.6	662.4	71,880.8	(66,225.6)
Financial fixed assets	37,827.9	—	3,111.5	34,716.4
Deferred PRT assets	16,279.8	—	—	16,279.8
Corporation tax on deferred PRT assets	—	—	5,047.0	(5,047.0)
Inventories	2,527.9	16.3	162.1	2,349.5
Accounts receivable and other assets	2,336.1	1,589.3	23,792.3	(23,045.5)
Untaxed reserves	—	—	12,736.8	(12,736.8)
Provisions for pensions and severance payments	74,712.4	434.2	8.7	74,269.5
Other provisions	45,237.5	28.7	170.6	45,038.2
Liabilities	2,179.4	—	2.6	2,176.8
Other	10,341.1	6.6	—	10,334.5
Tax-loss carry forwards	124,576.3	26,630.0	—	97,946.3
Total	**322,517.3**	**29,367.5**	**116,912.4**	**176,237.4**

At the end of 1999 OMV had **tax-loss carry forwards** of EUR 350,473.9 thousand (1998: EUR 368,027.9 thousand). Carry forward amounts expire as follows:

EUR 1,000	1999		1998
		1999	5,376.2
2000	2,090.9	2000	1,917.4
2001	3,303.6	2001	3,303.6
2002	10,766.8	2002	8,694.9
2003	6,243.2	2003	0.0
2004	3,103.3	Beyond 2003	42,711.7
Beyond 2004	4,410.6	Indefinitely	306,024.1
Indefinitely	320,555.5		
Total	**350,473.9**	**Total**	**368,027.9**

9 Stockholders' equity

The **capital stock** of OMV Aktiengesellschaft previously consisted of 27,000,000 common shares with a nominal value of ATS 100 per share. In the year under review the capital stock was converted into no par value shares and euro. The capital stock of OMV Aktiengesellschaft was slightly increased using revenue reserves, and now stands at EUR 196,290,000 in the form of 27,000,000 no par value shares.

The **revenue reserves** include the net income and losses of the fully, pro rata and equity consolidated companies, valued according to the form of consolidation.

Untaxed reserves of individual accounts of subsidaries were reclassified to revenue reserves in an amount of EUR 116,147.8 thousand (1998: EUR 110,301.7 thousand) after deduction of deferred taxes amounting to EUR 14,509.8 thousand (1998: EUR 12,736.8 thousand).

The **unappropriated income** of the Group corresponds to that of the parent company.

10 Provisions for severance payments and pensions

a) Provisions for severance payments

In 1998 the discount rate applied to provisions for severance payments was lowered from 6% to 3.5%.

b) Provisions for pensions

The most recent research findings indicate that the mortality tables used until now need to be revised to reflect higher average life expectancies. The new mortality tables have been applied to the group of indexed pension commitments which are of material importance, namely those to pensioners of OMV Aktiengesellschaft, though the discount rate has been raised from 3.5% to 4%. Use of the new tables and changed interest rate resulted in a charge of EUR 21.96 million.

Indexed pension commitments to active OMV Aktiengesellschaft employees are calculated as before, applying a discount rate of 6%, as an additional provision has been set up to provide for the planned settlement of the indexation. Indexed pension commitments to pensioners outside OMV Aktiengesellschaft are still calculated on the basis of the old Ettl-Pagler mortality tables, applying a 3.5% discount rate. In the case of a group of non-indexed pension commitments to retired employees of Agrolinz Melamin GmbH a discount rate of 6% is applied.

In the year under review, pension entitlements of retired persons amounting to some EUR 23,551.4 thousand (1998: EUR 27,761.0 thousand) were transferred to the APK pension fund.

11 Other provisions

EUR 1,000		1999		1998
	< 1 year	> 1 year	< 1 year	> 1 year
Compulsory crude inventories	31,894.8	7,973.7	29,616.6	7,404.1
Decommissioning, restoration and environmental costs	4,368.3	225,397.9	3,972.0	228,527.9
Personnel provisions (including jubilee payments)	55,400.6	194,737.9	53,176.2	242,099.9
Accrued additions to fixed assets and other trade payables	238,306.8	—	144,893.6	—
Other	54,400.3	43,848.8	49,406.6	76,771.6
Total	**384,370.8**	**471,958.3**	**281,065.0**	**554,803.5**

In the current year the amortization period for abandonment regarding gasstorage wells has been exented from 15 to 30 years, leading to a positive impact on the income in the amount of EUR 6,120.5 thousand.

In 1998 the discount rate applied to entitlements to jubilee payments was reduced from 6% to 3.5%.

In the 1998 financial year a provision of EUR 11.05 million, reported under "Personnel provisions", was set up for the planned reduction of 237 employees of Agrolinz Melamin GmbH. As of the end of the year this provision still amounted to EUR 2.76 million, in respect of 65 employees; completion of the staff reduction program is scheduled for the year 2000.

12 Liabilities

EUR 1,000					1999
		thereof maturity			
	Total	< 1 year	> 1 < 5 years	> 5 years	collaterals
Long-term special financing	317,275.1	37,544.7	203,239.7	76,490.7	—
Amounts due to banks	830,413.5	430,049.7	208,239.2	192,124.6	50,235.5
Payments received on account	4,631.3	4,324.0	307.3	—	—
Trade payables	318,652.1	317,874.9	777.2	—	—
Notes payable	429.3	429.3	—	—	—
Accounts payable to consolidated subsidaries	6,016.2	1,504.1	4,512.1	—	—
[thereof financing and clearing]	[4,513.2]	[1.2]	[4,512.0]	[—]	[—]
Accounts payable to associated companies	40,103.6	39,788.6	315.0	—	—
Other liabilities	293,388.3	288,734.6	4,653.7	—	—
Total	**1,810,909.4**	**1,120,249.2**	**422,044.2**	**268,615.3**	**50,235.5**

					1998
Long-term special financing	339,872.2	42,488.4	147,654.7	149,729.1	1,598.8
Amounts due to banks	571,037.6	226,961.0	290,217.3	53,859.3	—
Payments received on account	4,287.3	3,862.4	424.9	—	—
Trade payables	260,245.9	259,545.8	700.1	—	—
Notes payable	4,910.2	4,910.2	—	—	—
Accounts payable to consolidated subsidaries	10,048.7	4,310.8	5,737.9	—	—
[thereof financing and clearing]	[6,196.2]	[458.3]	[5,737.9]	[—]	[—]
Accounts payable to associated companies	19,311.7	19,244.5	67.2	—	—
Other liabilities	284,363.4	280,199.8	4,163.6	—	—
Total	**1,494,077.0**	**841,522.9**	**448,965.7**	**203,588.4**	**1,598.8**

"Long-term special financing" mainly concerns an advance tariff payment of EUR 296,427.7 thousand (1998: EUR 312,252.2 thousand) to finance the Trans-Austria Gasleitung (TAG gas pipeline) expansion scheme. Of this amount, the OMV Aktiengesellschaft is liable only for about 6%, equivalent to its share of total committed capacity of the pipeline.

Expenses of EUR 114,103.0 thousand (1998: EUR 121,155.6 thousand), falling due after balance sheet date, are shown under the "Other liabilities" item. The short-term component of thereof includes EUR 203,666.0 thousand in tax liabilities (1998: EUR 192,209.3 thousand) and EUR 5,825.7 thousand in social security contributions payable (1998: EUR 6,405.8 thousand).

Loan financing (largely unsecured) and long-term special financing have the following maturities:

EUR 1,000	1999	1998
Short-term loan financing	265,917.0	216,044.7
Short-term component of long-term loan and special financing	201,677.4	53,404.7
Total short term	**467,594.4**	**269,449.4**
Long-term loan and special financing repayment schedule:		
2000	201,677.4	
2001	108,135.1	
2002	96,393.7	
2003	104,973.5	
2004	101,976.7	
2005 and subsequent years	268,615.2	
Total as of Jan. 1, 2001	**680,094.2**	

Breakdown of special financing, and amounts due to banks, by currency and interest rate:

EUR 1,000	1999	Weighted average interest rate in %	1998	Weighted average interest rate in %
Long-term debt rates				
Fixed rates				
EUR	498,186.5	4.27	478,451.0	4.31
USD [1]	17,744.4	0.00	36,082.0	2.65
CHF	12,211.1	3.19	4,777.6	5.25
JPY	4,239.6	0.57	0.0	—
Total	**532,381.6**		**519,310.6**	
Variable rates				
EUR	174,571.0	3.27	60,360.9	3.66
USD	139,359.0	5.50	104,374.4	5.50
AUD	33,718.0	6.04	0.0	—
GBP	1,742.0	7.00	7,030.1	7.00
CHF	0.0	—	3,789.2	2.00
Total	**349,390.0**		**175,554.6**	
Short-term debt rates				
EUR	181,946.3	3.63	80,329.5	3.02
KCS	25,060.7	5.86	52,221.2	10.59
GBP	19,301.9	5.92	22,187.0	6.90
AUD	17,361.6	6.74	0.0	—
SKK	15,520.1	14.09	25,501.0	18.68
HUF	3,258.7	14.64	13,332.2	18.96
USD	3,142.5	6.80	21,971.5	5.62
BGN	325.2	6.11	0.0	—
CHF	0.0	—	502.3	2.30
Total	**265,917.0**		**216,044.7**	

[1] Relates partly to amounts repayable under an exploration and production sharing agreement in Libya which is non-interest bearing.

As of December 31, 1999, OMV had unused long-term credit lines of approximately EUR 14.54 million (1998: approximately EUR 58.14 million) and unused short-term facilities of approximately EUR 181.68 million (1998: approximately EUR 181.68 million).

13 Deferred income

The "Deferred income" item mainly relates to gas transportation tariffs received in advance, amounting to EUR 34,654.9 thousand (1998: EUR 41,152.7 thousand), and building subsidies received in an amount of EUR 45,163.5 thousand (1998: EUR 46,176.0 thousand).

14 Other operating income

EUR 1,000	1999	1998
Gains on the disposal and write-up of fixed assets, excluding financial assets	4,750.5	14,208.9
Income from the release of provisions	86,643.0	28,798.7
Other	28,473.4	35,742.1
Total	**119,866.9**	**78,749.7**

In 1999, income from the release of provisions included EUR 44,987.0 thousand from the release of provisions for the major overhaul of large-scale plants (change in basis of valuation, see Note 2 a).

15 Expenses for materials and services

EUR 1,000	1999	1998
Expenses for materials	3,559,414.7	3,066,358.3
Expenses for services	186,034.6	217,758.0
Total	**3,745,449.3**	**3,284,116.3**

16 Personnel expenses

EUR 1,000	1999	1998
Wages	115,602.0	125,886.9
Salaries	196,392.0	213,579.6
Statutory social security contributions, payrelated levies and compulsory contributions	72,354.1	79,779.3
Other social expenses	3,343.7	3,511.0
Total	**387,691.8**	**422,756.8**

The lowering of the discount rate for calculating jubilee payments from 6% to 3.5% resulted in a one-off charge of EUR 3,789.1 thousand in 1998.

In 1999, the total remuneration of the Executive Board and directors of consolidated subsidaries amounted to EUR 9,285.9 thousand (1998: EUR 8,015.3 thousand). Payments to former members of the Executive Board and directors of consolidated subsidaries, and their surviving dependents amounted to EUR 2,310.1 thousand (1998: EUR 2,308.0 thousand). Members of supervisory boards and boards of directors received a total of EUR 220.2 thousand for their activities in the 1999 financial year (1998: EUR 244.0 thousand).

Payments into the contributions-based severance payments plans operated by Agrolinz Melamin Italia S.r.l. are charged as expenses for the period.

Average number of employees:
Employees of pro rata consolidated companies are included in proportion to the equity holding.

	1999		1998	
	Total	[thereof pro rata consolidated companies]	Total	[thereof pro rata consolidated companies]
Salaried staff	3,445	[91]	3,717	[85]
Non-salaried staff	2,691	[20]	2,991	[20]
Average payroll	**6,136**	**[111]**	**6,708**	**[105]**

17 Expenses for severance payments and pensions

Changes in the valuation of provisions for pensions (cf. Note 10 b) resulted in expenses of EUR 21,963.6 thousand in 1999.

In 1998, the lowering of the discount rate used in calculating severance payment provisions from 6% to 3.5% resulted in an additional expense of EUR 18,522.8 thousand.

EUR 1,000	1999	1998
Expenses for severance payments	28,062.0	34,684.4
Pension payments and pension fund contributions	87,794.9	102,718.2
Adjustments to pension provisions	(27,255.4)	(39,615.5)
Total	**88,601.5**	**97,787.1**

The breakdown of expenses for severance payments and pensions was as follows:

EUR 1,000	1999		1998	
	Severance payments	Pensions	Severance payments	Pensions
Executive Board and directors	379.0	2,315.8	389.7	1,345.7
Senior executives	315.8	2,649.1	712.5	964.1
Other employees	27,367.3	55,574.6	33,582.2	60,792.9

18 Depreciation and amortization

EUR 1,000	1999	1998
Goodwill amortization	23,734.6	10,397.7
[thereof unscheduled]	[18,168.2]	[6,346.6]
Other scheduled depreciation	279,242.6	251,013.7
Other unscheduled depreciation	9,838.2	1,863.7
Total	**312,815.4**	**263,275.1**

Unscheduled goodwill amortization during the current period concerns goodwill arising from acquisitions of filling station companies. The result expectations from the date of acquisition had to be revised. From a recalculation of the investment based on discounted cash flows a write-off to an amount of EUR 18,168.2 thousand became necessary.

19 Other operating expenses

EUR 1,000	1999	1998
Taxes not shown under item 23	37,838.1	38,372.2
Maintenance and repairs	100,740.7	105,702.4
Outgoing freight and other transportation costs	69,825.6	73,386.5
Allocations to provisions and valuation allowances [1]	8,950.7	19,982.8
Rental, leasehold and leasing expenses	46,856.3	41,971.8
Advertising and entertainment expenses	24,163.6	23,559.7
Cost of insurance, legal and consulting services	34,977.0	33,024.9
Foreign currency differences and foreign exchange losses	11,056.9	13,142.9
Other	175,258.9	186,682.3
Total	**509,667.8**	**531,825.5**

[1] *In 1998, EUR 11.05 million in personnel expenses incurred by Agrolinz Melamin GmbH in respect of the planned reduction of 237 employees were* reported under "Allocations to provisions" (cf. Note 11, Personnel provisions).

20 Income from investments

EUR 1,000	1999	1998
Income from investments – consolidated subsidaries	1,469.7	1,404.9
Income from investments – others	2,342.6	3,620.7
Income from associated companies	46,166.3	24,319.0
Total	**49,978.6**	**29,344.6**

Income from associated companies includes EUR 45,141.0 thousand (1998: EUR 21,936.6 thousand; net of goodwill amortization of EUR 6,983.9 thousand) from Borealis A/S, which is consolidated at equity.

21
Expenses arising from financial assets and securities held as current assets

Expenses arising from investments in consolidated subsidiaries were EUR 483.2 thousand (1998: EUR 3,110.0 thousand). Thereof EUR 385.2 thousand (1998: nil) relate to write-offs of investments. Depreciation on other financial assets amounted to EUR 3,038.4 thousand (1998: EUR 886.7 thousand). Associated companies accounted at equity caused losses amounting to EUR 3,034.3 thousand (1998: nil).

22
Interest and similar expenses

The interest component of provisions for employee benefit plans reported in the financial result amounted to EUR 38,523.4 thousand (1998: EUR 35,329.8 thousand).

23
Extraordinary income and expenses

The sale of the PCD Group in 1998 resulted in extraordinary expenses of EUR 8,384.9 thousand. Under the same heading there was extraordinary income of EUR 2,630.2 thousand corresponding to the deferred taxation on the loss on disposal.

24
Income taxes

The income tax burden during the current period and the pretax earnings determining the effective tax rate were as follows:

EUR 1.000	1999	1998
Income from ordinary activities:		
Austria	199,848.8	146,757.0
Foreign	78,521.6	76,130.6
Total	278,370.4	222,887.6
Income taxes:		
Austria	5,513.4	5,034.2
Foreign	32,891.1	18,193.4
Deferred taxes	45,964.2	24,596.6
Total – expense	**84,368.7**	**47,824.2**
Deferred taxes on extraordinary expenses	—	2,630.2
Total – income	—	**2,630.2**

The **effective tax rate** represents the ratio of income tax expense – to the extent that it is attributable to the income from ordinary activities – to income from ordinary activities. The resultant tax rate is compared with the Austrian standard corporate income tax rate of 34%, and the major differences are shown in the following table:

Taxes on income in %	1999	1998
Austrian corporate income tax rate	**34.0**	**34.0**
Tax effect of:		
Foreign tax rate differential	4.3	2.7
Nondeductible expenses	3.3	2.5
Nontaxable income	(9.6)	(4.7)
Investment allowance	(2.5)	(1.9)
Writedown at parent company level	(0.1)	(4.1)
Lapsed tax-loss carry forwards	0.5	0.5
Petroleum Revenue Tax (PRT) [1]	1.2	2.5
Change in valuation allowance for deferred taxes	1.2	(8.7)
Other	(2.0)	(1.3)
Effective income tax rate as per ACC	**30.3**	**21.5**

[1] PRT is levied on a field-by-field basis on revenues from oil and gas operations in the UK after deduction of certain production costs and reliefs.

OMV Aktiengesellschaft has tax pooling arrangements with some of its subsidiaries. The integrated tax group comprises all the main subsidiaries in Austria, except for Agrolinz Melamin GmbH and Polyfelt GmbH. The integrated tax pooling enables OMV Aktiengesellschaft to offset its taxable income against any losses made by subsidiaries. Profits transferred from domestic subsidiaries are exempt from taxation. Dividends from foreign investments in which there is a holding of 25% or more are also excluded from tax liability at parent company level.

Additional information on the financial position

25
Statement of cash flows

Cash and cash equivalents include cash balances, bank accounts and highly liquid short-term investments with low realization risk, i. e. negligible short-term exchange and interest risks (the maximum maturity for such investments is three months).

EUR 1,000	1999	1998
Cash paid for:		
Interest	90,759.8	92,381.8
Income taxes	37,976.6	32,353.6

Receivables from the sale of fixed assets in the current period amounting to EUR 1,360.8 thousand (1996: EUR 2,241.5 thousand) are reported under cash flow from investing activities.

The "Group clearing" item comprises short-term financing of non-consolidated Group companies. The cash inflow in 1998 resulted mainly from repayment of short-term borrowings by the PCD Group.

Effects of **changes in the consolidated Group:**

			1999			1998
EUR 1,000	Additions	Disposals	Total	Additions	Disposals	Total
Fixed assets [1]	131,761.2	—	131,761.2	33,957.3	(268,852.8)	(234,895.5)
Current assets	56,444.2	—	56,444.2	1,845.3	46,704.7	48,550.0
Liabilities	(46,920.5)	—	(46,920.5)	(24,592.9)	185,814.0	161,221.1
	141,284.9	—	141,284.9	11,209.7	(36,334.1)	(25,124.4)
Capital consolidation [2]	38,346.7	—	38,346.7	22,325.2	8,082.5	30,407.7
Effect on cash and cash equivalents: (Acquisition value) proceeds on disposal	(179,586.6)	—	(179,586.6)	(33,535.0)	28,251.6	(5,283.3)
Cash and cash equivalents held by companies acquired or disposed of	37,547.3	—	37,547.3	2,188.1	(28,539.3)	(26,351.2)
Cash outflow	**(142,039.3)**	—	**(142,039.3)**	**(31,346.9)**	**(287.7)**	**(31,634.5)**

[1] Book value less goodwill plus currency differences
[2] Goodwill of EUR 38,346.7 thousand (1998: EUR 23,325.2 thousand)

26
Contingent liabilities

The following contingent liabilities existed at year end:

EUR 1,000	1999	1998
Sureties	1,151.6	15,248.6
[thereof to consolidated subsidaries]	[197.2]	[277.0]
Guarantees	3,974.0	16,691.5
Notes payable	241.3	2,321.9
Other	7,604.9	3,681.3
Total	**12,971.8**	**37,943.3**
[thereof to consolidated subsidaries]	[197.2]	[277.0]

27
Other commitments and contingencies

In connection with the transfer of pension entitlements to the pension fund APK-Pensionskasse AG, OMV Aktiengesellschaft has undertaken to make up any shortage of capital coverage by making additional contributions of varying amounts, depending on the group of persons concerned, to cover any shortcomings in capital coverage. At balance sheet date there was no obligation to make such contributions. OMV forms provisions for legal disputes which are likely to result in losses. Management is of the opinion that litigation, to the extent not provided for or covered through insurance, will not materially affect the Company's consolidated financial position and results of operations.

The production facilities or properties of all Group companies are subject to numerous environmental protection laws and regulations in the countries where they operate. Provisions are made for probable obligations arising from environmental protection measures. The Executive Board believes that compliance with current laws and regulations, and future more stringent laws and regulations, will not have a material negative impact on its consolidated results in the next few years. In connection with the disposal of Chemie Linz GmbH (now DSM Chemie Linz GmbH) the Company has assumed liability for contingent environmental liabilities.

From the sale of PCD Polymere GmbH the company has assumed inter alia liabilities for potential environmental risks. The amount of the potential liability is limited to EUR 101.74 million in total.

As of balance sheet date the company is not aware of any claims related to the above two disposals. In connection with the sale of the PCD Group, call and put options have been taken out on real estate in Schwechat and Burghausen.

There are letters of indemnity amounting to EUR 225.29 million (1998: EUR 181.68 million) arising from OMV's oil trading activities.

The Company's gas business buys natural gas from Germany, Norway and Russia. The Company is committed by long-term contracts to uptake of a total of approximately 80 bcm of natural gas. Some of these contracts expire in 2008, some in 2012 and some in 2022. The prices are based on certain formulas, and are periodically adjusted to movements in petroleum product and gas prices. Imported gas is mainly resold to the Austrian regional gas distribution companies under long-term agreements of the same durations.

28
Leasing and rental agreements

OMV makes use of both operating and capital leases. Operating leases are used mainly to finance the use of filling station sites, IT equipment and the vehicle fleet. In 1999 the expense incurred under operating leases was EUR 31,251.4 thousand (1998: EUR 31,727.6 thousand).

In addition, tangible fixed assets (Plant and machinery) include the following amounts in respect of capital leasing contracts for gas pipelines entered into by OMV (U.K.):

EUR 1,000	1999	1998
Acquisition cost	41,664.4	35,731.9
Cumulative depreciation	(23,259.0)	(18,217.7)
Book value	18,405.4	17,514.2

As of December 31, 1999 commitments under operating and capital leases were as follows:

EUR 1,000		**1999**
	Operating leases	Capital leases
2000	32,985.2	258.8
2001	24,153.3	236.9
2002	21,209.8	228.9
2003	19,970.9	220.0
2004	19,629.6	211.0
2005 and subsequent years	162,231.2	1,163.6
Total commitment	**280,180.0**	**2,319.2**
less incidental costs and interest		577.3
Total net capital lease payments		**1,741.9**
less current capital lease commitments		165.3
Long-term capital lease commitmentss		**1,576.6**

29 Derivative instruments

The OMV Group is exposed to market risks resulting from changes in interest rates, currency exchange rates and commodity prices. It is OMV's policy only to use derivative instruments in connection with physical transactions, as a means of managing the related risks.

Commodity price risk management

Short-term derivatives are used to minimize the commodity price risk exposure of the Group's supply and trading operations. Exchange-traded oil futures and over-the-counter (OTC) contracts for difference are mainly used for this purpose.

Gains or losses from derivative transactions are recognized in the income statement as soon as the underlying transactions have been settled, and are reported under the EBIT of the segment concerned.

OMV uses crude oil swaps, collars and put options to hedge part of the revenues from its future foreign crude production. Gains or losses from swap transactions are reported as increases or reductions in turnover for the period in question. The terms of such swaps range from several months to just over one year.

Due to periodic maintenance shutdowns of some refinery plant, inventories are run up or drawn down at rates in exess of normal operating requirements. Derivatives are used to minimize the related price risk. Swaps and future spreads are employed to bring the price basis of these atypical inventories into line with the production plan.

Swaps and futures are occasionally used to take advantage of price conditions favorable to the Group's supply and inventory operations (e. g. contangos) at limited risk. Such transactions are normally settled at the end of the quarter, and the results recognized as adjustments to the cost of material.

The notional value of open positions as of December 31 was as follows:

EUR 1,000	**1999**	**1998**
Futures	5,063.6	29,859.0
Put options	37,528.9	0.0
Collars	78,806.1	0.0
Swaps	63,723.1	56,535.7

Foreign exchange risk management
Hedging activities are largely restricted to crude trading and financing operations. In the crude trading area, the difference between the buying and selling price is hedged by short-term forward exchange transactions (under 90 days).

Depending on the nature of the underlying transactions, the profits or losses from hedging operations are recognized either as other operating expenses/income or as interest expenses/income.

The subsidiaries are partly financed in ATS. Depending on the interest rate spread, OMV utilizes either short- or long-dated forward exchange contracts to hedge the exchange difference between the Schilling and the functional currency of the subsidiary concerned. Due to the nature of the R & M pricing mechanism, the exchange risk vis-à-vis the USD is not regarded as significant.

The gains or losses on hedging transactions offset those from the underlying current or anticipated physical transactions. Forward exchange contracts attributable to specific current transactions are treated as part of the underlying transaction. Forward contracts related to anticipated (off-balance sheet) transactions are valued at fair value at balance sheet date. Provision is made for any losses indicated by such valuations. Unrealized gains (cf. Note 30) indicated by the valuation at balance sheet date are not recognized in the financial statements.

The nominal values of open positions as of December 31 were as follows:

EUR 1,000	**1999**	**1998**
Forward exchange contracts	89,529.2	146,723.5
Long-dated forward exchange contract [1]	31,150.7	31,191.2

[1] This item consists of a CHF 50 million 10 year forward position against the DEM maturing in 2004.

Interest rate management
To manage OMV's interest portfolio in a cost-effecitve manner, OMV utilizes interest rate swaps which convert variable rate into fixed rate debt. Interest rate swaps are directly tied to individual liabilities.
As of December 31, 1999 there were no open contracts (notional value of position open as of Dec 31, 1998 EUR 32,316.9 thousand).

Credit risk management
OMV's credit risk in connection with financial instruments is limited to the amount by which a counterparty's obligation exceeds that of OMV. OMV only enters into contracts involving financial instruments when there are a number of creditworthy counterparties. All counterparties to financial transactions must be approved by the Group's central Treasury Management Department. The limits for each bank must be set in accordance with the Group guidelines established by the OMV Treasury Management Department.

30
Fair value of financial items

Estimates of fair value at balance sheet date, discussed below, are normally based on the market information available.

The fair value of securities held as fixed assets, and of securities and investments held as current assets is calculated on the basis of quoted market prices. In the event that there is no quoted price, the determination of a fair value is impracticable.

The book values of the balance sheet items "Accounts receivable and other assets" and "Cash in hand, checks and cash at bank" are reasonable estimates of their fair values, as these instruments generally have maturities of less than one year.

The fair value of financial liabilities was estimated by discounting future cash flows using the interest rates prevailing at balance sheet date for similar liabilities with like maturities.

Because of their generally short maturities, the book value of "Other liabilities" is effectively the same as the fair value.

The fair value of derivative financial instruments reflects the amounts that OMV would pay or receive if the contracts were closed at balance sheet date, and thus the current unrealized gains and losses on open positions. Quotes from brokers or appropriate pricing models have been used to estimate the fair value of financial derivatives at balance sheet date.

Due to the fact that other contingent liabilities are tailored to the individual requirements of each case, estimation of their fair value is not feasible.

EUR 1,000		**1999**		**1998**
	Book value	Estimated fair value	Book value	Estimated fair value
Balance sheet item:				
Securities held as fixed assets:	**215,628.6**	**—**	**218,019.1**	**—**
Fair value estimation feasible	174,263.5	185,940.2	178,485.2	189,703.0
Not feasible	41,365.1	—	39,533.9	—
Accounts receivable and other assets:	***880,033.4***	**—**	***699,137.8***	**—**
Book value approximates to fair value	880,033.4	880,033.4	699,137.8	699,137.8
Securities and investments:	**75,999.0**	**—**	**70,771.8**	—
Fair value estimation feasible	52,455.9	52,455.9	66,305.5	71,190.1
Not feasible	23,543.1	—	4,466.3	—
Cash in hand, checks, and cash at bank	**152,076.8**	**152,076.8**	**247,674.5**	**247,674.5**
Financial liabilities:	**1,147,688.6**	—	**910,910.0**	**—**
Fixed rates	532,381.6	525,916.3	519,310.6	525,861.9
Variable rates	615,307.0	615,307.0	391,599.4	391,599.3
Other liabilities	**663,220.7**	**663,220.7**	**583,167.0**	**583,167.0**
Off-balance sheet:				
Commodity risk management:				
Commodity futures	—	0.0	—	286.8
Commodity Put options	—	457.8	—	0.0
Commodity collars	—	(2,587.4)	—	0.0
Commodity swaps	—	(20,238.1)	—	396.1
Treasury risk management:				
Forward exchange contracts	—	0.0	—	9,226.5
Interest rate swaps	—	0.0	—	(521.7)

Segment reporting

The OMV Group is divided into four operating segments: Exploration and Production, Gas, Refining and Marketing, and Chemicals and Plastics. Finance and insurance activities, and other activities not included in the four operating segments form part of the Corporate segment. Group segment reporting is in accordance with the principles of SFAS 131.

31 Business operations and key markets

Fundamental decisions regarding operating activities are made by the Executive Board of OMV. The operating segments are managed separately, because each represents a strategic unit offering different products and serving different markets.

The **E & P** activities are mainly concentrated in Austria, Australia, Libya, Pakistan, Sudan, and the UK. The Company is the sole operator of natural gas pipelines in Austria. The **Gas** segment has a strong position in gas transmission via Austria, in gas imports and marketing, and in gas storage.

R & M's main markets are Austria, neighboring Central European countries and Bavaria. OMV is the leading filling station operator and petroleum products wholesaler in Austria.

The **C & P** segment is a leading melamine and fertilizer producer. During the 1998 financial year the PCD Group, which formed part of the Plastics segment, was sold to Denmark's Borealis A/S. OMV then acquired a 25% interest in Borealis. The remaining part of the Plastics segment, the Polyfelt Group, was grouped with the Chemicals segment to form the Chemicals and Plastics (C & P) segment.

OMV's business is subject to the differing economic, regulatory and political conditions prevailing in the countries where it operates.

The key financial measure for the operating segments is earnings before interest and tax (EBIT). In compiling the segment results, business activities with similar characteristics have been aggregated. Internal sales and cost allocations of the parent company are calculated according to internal OMV policies. The intra-group prices of goods and services transferred between operating segments and between geographical areas correspond to market prices.

32 Industry segment information

EUR million							**Industry segment**
		E & P	Gas	R & M	C & P	Corporate	Total
Sales of segment [1]	**1999**	554.35	867.39	3,861.21	367.45	23.76	5,674.16
	1998	356.82	901.87	3,325.51	409.15	125.72	5,119.07
less: intra-group sales	**1999**	(399.55)	(30.38)	(53.04)	(1.64)	(10.40)	(495.01)
	1998	(239.09)	(34.16)	(12.35)	(0.73)	(112.64)	(398.97)
Net sales to customers	**1999**	154.80	837.01	3,808.17	365.81	13.36	5,179.15
	1998	117.73	867.71	3,313.15	408.42	13.09	4,720.10
EBIT [2]	**1999**	105.21	106.10	84.04	23.59	(34.20)	284.74
	1998	(20.25) [3]	81.10	132.05	56.63	(29.11)	220.42
Identifiable assets	**1999**	953.27	705.80	2,329.54	850.42	438.61	5,277.64
	1998	855.83	732.84	2,018.81	800.22	406.42	4,814.12
Capital expenditure [4]	**1999**	171.62	58.41	357.98	57.95	10.22	656.18
	1998	104.34	59.14	217.81	340.73	9.56	731.58
Depreciation	**1999**	78.93	63.51	137.27	24.29	8.81	312.81
	1998	64.96	66.58	103.06	22.03	6.64	263.27

[1] Sales excluding excise petroleum tax
[2] see consolidated statement of income for reconciliation of EBIT to net income for the year
[3] rounded
[4] Not identical to additions to fixed assets. The differences result mainly from additions to securities and changes in the consolidated Group.

Income from associated companies (cf. Note 20) is accounted for by C & P at EUR 45,141.0 thousand (1998: EUR 21,936.6 thousand), R & M at EUR 739.2 thousand (1998: EUR 1,692.2 thousand) and Corporate at EUR 286.1 thousand (1998: EUR 690.2 thousand)

33 Geographical segment information

EUR million		Austria	Germany	Rest of EU	Central and Eastern Europe	Rest of Europe [3]	Rest of World	Total
								Geographical segment
Sales	**1999**	3,425.22	812.05	161.98	948.66	1,342.83	137.98	6,828.72
by origin [1]	1998	3,146.58	737.10	145.28	762.33	912.63	59.73	5,763.65
less: intra-group sales	**1999**	(371.16)	(65.15)	(5.63)	(0.71)	(1,083.68)	(123.23)	(1,649.56)
	1998	(249.38)	(43.85)	(7.81)	(0.55)	(685.81)	(56.17)	(1,043.57)
Net sales to customers	**1999**	3,054.05	746.90	156.35	947.94	259.17	14.75	5,179.16
	1998	2,897.20	693.25	137.47	761.78	226.83	3.56	4,720.09
Sales	**1999**	2,511.70	785.05	386.92	1,138.73	38.10	318.66	5,179.16
by destination [1]	1998	2,394.95	956.83	347.72	960.18	26.57	33.84	4,720.09
Export	**1999**	—	69.54	178.62	382.31	16.29	19.66	666.42
from Austria	1998	—	83.17	187.31	336.40	15.77	26.46	649.11
EBIT [2]	**1999**	155.10	56.90	15.29	7.63	12.31	37.51	284.74
	1998	137.88	58.20	14.53	16.50	7.05	(13.74)	220.42
Intangible and	**1999**	1,662.23	274.02	306.26	283.59	0.12	382.05	2,908.27
tangible assets	1998	1,570.39	243.43	275.19	223.60	0.02	274.16	2,586.79

[1] Sales excluding excise petroleum tax
[2] cf. consolidated statement of income for reconciliation of EBIT to net income for the year
[3] Rest of Europe includes the international trading activities of a subsidiary located in Switzerland.

Net sales within Central and Eastern Europe represented sales in the Czech Republic amounting to EUR 557.40 million (1998: EUR 468.74 million).

Vienna, February 28, 2000

The Executive Board

Comment on EUR-translation

The auditors' opinion set out below refers to the Company's accounting records and consolidated financial statements prepared in Austrian Schillings. The translation into euro is based on the exchange rate of ATS 13.7603 and has not been audited. The audited financial statements and the Director's report in ATS are included in the enclosed booklet.

Auditors' opinion

We hereby grant the Group financial statements of OMV Aktiengesellschaft, Vienna for the year ended December 31, 1999 – as shown on pages 6, 8, 30 to 39, and 42 to 71 – the following unqualified audit opinion:

"After due examination, we certify that the accounting records and the consolidated financial statements comply with the legal regulations. The Group financial statements give a true and fair view of the Group's assets, liabilities, financial position and profitability, and are in accordance with generally accepted accounting principles. The Directors' Report corresponds with the financial statements."

Vienna, February 29, 2000

Arthur Andersen
Wirtschaftsprüfungs- und
Steuerberatungsgesellschaft

Michael Schober　　Manfred Geritzer

Certified public accountants

Notes

List of investments

Direct and indirect investments of OMV Aktiengesellschaft with an interest of at least 20%:

Domestic			1999
	Parent company	Equity interest in %	Type of consolidation [1]
Exploration und Production			
OMV (ALBANIEN) offshore Exploration GmbH, Vienna	OPEX	100.00	FC
OMV (ALBANIEN) onshore Exploration GmbH, Vienna	OPEX	100.00	FC
OMV Oil Exploration GmbH, Vienna	OPEX	100.00	FC
OMV Oil Production GmbH, Vienna (OILP)	OPEX	100.00	FC
OMV (PAKISTAN) Exploration Gesellschaft m.b.H., Vienna	OMV	100.00	FC
OMV PEX Öl und Gas Exploration Gesellschaft m.b.H., Vienna (OPEX)	OMV	100.00	FC
OMV (SUDAN) Exploration GmbH, Vienna	OPEX	100.00	FC
OMV (VIETNAM) Exploration GmbH, Vienna	OPEX	100.00	FC
van Sickle Gesellschaft m.b.H., Neusiedl/Zaya	OMV	100.00	FC
Gas			
Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H., Vienna	OMV	51.00	NCS
Ferngas Beteiligungs-Aktiengesellschaft, Vienna (FBET)	OEBG	68.23	FC
GWH Gas- und Warenhandelsgesellschaft m.b.H., Vienna	OMV	50.00	ACPR
Oberösterreichische Ferngas AG, Linz	FBET	50.00	ACPR
OMV Erdgas-Beteiligungsgesellschaft mbH, Vienna (OEBG)	OMV	100.00	OI
Trans-Austria-Gasleitung Gesellschaft m.b.H., Vienna	OMV	51.00	NCS
Refining and Marketing			
Adria-Wien Pipeline Gesellschaft m.b.H., Klagenfurt	OMV	55.00	ACE①
AUSTRIA Mineralöl GmbH, Vienna (AUS)	OMV	100.00	FC
Autobahn-Betriebe Gesellschaft m.b.H., Vienna	OMV	47.19	OI
Colpack-Kolkoks-Wihoko Brennstoffhandel GmbH, Vienna	OMV	50.00	OI
Erdöl-Lagergesellschaft m.b.H., Lannach	OMV	55.60	ACE①
GENOL Gesellschaft m.b.H., Vienna	OMV	29.00	OI
GENOL Gesellschaft m.b.H. & Co, Vienna	OMV	29.00	ACE
HOFER Mineralölvertrieb GmbH, Wilfersdorf	AUS	70.00	NCS
OMV – International Services Ges. m.b.H., Vienna	OMV	100.00	FC
VIVA Tankstellenbetriebs-GmbH, Vienna	OMV	100.00	NCS
WÄRME-ENERGIE VORARLBERG Beratung- und Handels GmbH, Hohenems	OMV	79.67	NCS
Chemicals and Plastics			
Agrolinz Melamin GmbH, Linz (AMG)	OMV	100.00	FC
Chemiepark Linz Services Gesellschaft m.b.H., Linz	AMG	100.00	NCS
GWCL Gemeinnützige Wohnungsgesellschaft m.b.H., Linz	AMG	100.00	NCS
POLYFELT Gesellschaft m.b.H., Linz (PFG)	OMV	100.00	FC
Corporate			
ALTEC Umwelttechnik GmbH, Vienna	OPROT	55.56	FC
Cogeneration-Kraftwerke Management Oberösterreich Gesellschaft m.b.H., Linz	COG	50.00	ACE
Cogeneration-Kraftwerke Management Steiermark Gesellschaft m.b.H., Graz	COG	25.00	ACE
Kärntner Restmüllverwertungs GmbH, Klagenfurt	OPROT	28.50	OI
OMV Clearing und Treasury GmbH. Vienna	OVSS	100.00	FC
OMV Cogeneration GmbH, Vienna (COG)	OMV	100.00	FC
OMV Proterra GmbH, Vienna (OPROT)	OMV	100.00	FC
OMV Versicherungs- und Finanzmanagement GmbH, Vienna (OVSS)	OMV	100.00	FC

[1] Type of consolidation:

FC Full consolidation
ACPR Associated companies subject to pro rata consolidation
ACE Associated companies consolidated under equity method
ACE① Despite a majority stockholding the rights of OMV Aktiengesellschaft are subject to considerable and lasting limitations due to syndicate agreements which prevent OMV from exercising control (section 249 paragraph 1.1 of the ACC)
NCS Non-consolidated subsidiaries
Because of immateriality in terms of providing a true and fair view of the asset position, financial position and profit position of the Group - no consolidation (section 249 paragraph 2 of the ACC)
OI Other investments at acquisition costs – not consolidated
Because of immateriality in terms of providing a true and fair view of the asset position, financial position and profit position of the Group - no equity consolidation (section 263 paragraph 2 of the ACC)

The companies not fully consolidated mainly have a low level of operation or are marketing companies, whereby the aggregate sales of these companies are below 2% of Group sales.

Non domestic			1999
	Parent company	Equity interest in %	Type of consolidation [1]
Exploration and Production			
Cultus Petroleum N.L., Gordon	OAUST	100.00	FC
OMV AUSTRALIA PTY LTD., Perth (OAUST)	OMV	100.00	FC
OMV EXPLORATION & PRODUCTION LIMITED, Douglas	OMV	100.00	FC
OMV OF LIBYA LIMITED, Douglas	OMV	100.00	FC
OMV (U.K.) Limited, London	OMV	100.00	FC
Repsol Inco AG, Zug	OILP	30.00	OI
Repsol Oil Operations AG, Zug	OILP	30.00	OI
Erdgas			
ADRIA LNG STUDY COMPANY LIMITED, Valetta	OMV	20.40	OI
Raffinerien und Marketing			
Abu Dhabi Petroleum Investments L.L.C., Abu Dhabi	OMV	25.00	OI
CRODUX proizvodno, trgovacko i usluzno d.o.o., Zagreb	ISTRA	100.00	ACE
International Consortium Bulgaria AD, Sofia	OMV	25.00	OI
Istrabenz holdinska druzba, d.d., Koper	OMV	25.00	OI
OMV Bulgarien EOOD Einmanngesellschaft mbH, Sofia	OMV	100,00	FC
OMV Cerpací stanice a.s., Prague	OTCH	100.00	FC
OMV Ceská republika, s.r.o., Prague (OTCH)	OMV	100.00	FC
OMV Deutschland GmbH, Burghausen	OMV	100.00	FC
OMV Fuels v.o.s., Bratislava	OSLO	30.00	
	SLOTS	70.00	OI
OMV Hungária Asványolaj Kft., Budapest (OHUN)	OMV	54.90	
	KISKE	37.20	
	PRKFT	7.90	FC
OMV ISTRABENZ *d.o.o., Umag* (ISTRA)	OSLOM	99.998	
	ISTRAB	0.002	ACE
OMV ISTRABENZ trgovina z nafto in naftnimi derivati, d.o.o., Koper (ISTRAB)	OSLOM	90.00	ACE
OMV Italia S.r.l., Bozen	OSLOM	100.00	ACE
OMV Kiskereskedelmi Kft., Budapest (KISKE)	OTCH	99.00	
	OMV	1.00	FC
OMV Projekt Kft., Budapest (PRKFT)	OTCH	99.00	
	OMV	1.00	FC
OMV Slovensko, s.r.o., Bratislava (OSLO)	OMV	100.00	FC
OMV Slovensko Cerpacie stanice, spol. s.r.o., Bratislava (SLOTS)	OSLO	100.00	NCS
OMV Supply & Trading AG, Zug	OMV	100.00	FC
OMV Szolgàltatàsok Kft., Budapest	OHUN	100.00	NCS
OMV TRADING SERVICES LIMITED, London	OMV	100.00	NCS
PETRODYNE Köolajtermék és Vegyianyag Kereskedelmi Részvénytársaság, Budapest	OHUN	25.00	OI
Routex B.V., Amsterdam	OMV	26.67	OI
SC OMV Romania Mineraloel s.r.l., Bucharest	OMV	100.00	FC
SLOMIN, holdinska druzba, d.d., Koper (OSLOM)	OMV	50.00	ACE
Chemicals and Plastics			
Agrokémiai Kft., Beled	ALMAG	76.70	NCS
Agrokémia Szolnok Kft., Szolnok	ALMAG	96.67	NCS
Agrolinz Ceské Budéjovice s.r.o., Budweis	AMG	100.00	NCS
Agrolinz Inc., Memphis	AMG	100.00	NCS
Agrolinz Magyarország Kft., Budapest (ALMAG)	AMG	100.00	NCS
Agrolinz Melamin Italia S.r.l., Castellanza	AMG	100.00	FC
BIDIM Geosynthetics S.A., Bezons (BIDIM)	PFG	100.00	FC
Borealis A/S, Lyngby	IOB	50.00	ACE
Commodity Trading International Ltd., Hamilton, Bermuda	PFG	50.00	OI
IOB Holdings A/S, Copenhagen	OMV	50.00	ACE
POLYFELT Deutschland GmbH, Dietzenbach	PFG	100.00	NCS
Polyfelt Geosynthetics Brasil Ltd., *Sao Paolo*	PFG	90.00	
	PFE	10.00	NCS
Polyfelt Geosynthetics Iberia S.L., Madrid (PFE)	PFG	95.00	
	BIDIM	5.00	NCS
Polyfelt Geosynthetics Italia S.r.l., Lazzate	PFG	100.00	NCS
Polyfelt Geosynthetics Pte. Ltd., Singapore	PFMAL	100.00	NCS
Polyfelt Geosynthetics Schweiz AG, Zurich	PFG	100.00	NCS
Polyfelt Geosynthetics Sdn. Bhd., Kuala Lumpur	PFMAL	100.00	NCS
Polyfelt Geosynthetics (Thailand) Ltd., Bangkok	PFMAL	85.00	NCS
Polyfelt Geosynthetics UK Ltd., London	PFG	*100.00*	NCS
Polyfelt – L & M Manufacturing Asia Sdn. Bhd., Kuala Lumpur (PFMAL)	PFG	95.00	FC
Corporate			
Amical Insurance Limited, Douglas	OMV	100.00	FC



The auditors' opinion set out below refers to the Company's accounting records and consolidated financial statements prepared in Austrian Schillings. The translation into Euro is based on the exchange rate of ATS 13.7603 and has not been audited. The audited financial statements and the Director's report in ATS are included in the enclosed booklet.

To the Stockholders and the Board of Directors of OMV Aktiengesellschaft

We have audited the reconciliation statements of consolidated net income for the years ended December 31, 1999 and 1998 and stockholders' equity as of December 31, 1999 and 1998, set out on page 73 of the Group's Annual Report. These statements reconcile consolidated net income for the year and stockholders' equity as determined in accordance with generally accepted accounting principles in Austria and as reported in the audited consolidated financial statements of the OMV Group, to net income for the year and stockholders' equity as determined in conformity with accounting principles generally accepted in the United States and the accounting policies set out in Notes 34 to 43.

We have also audited the supplementary US GAAP disclosures presented in Notes 44 to 51 of the Group's Annual Report which provide certain, but not necessarily all, of the information, additional to that disclosed in the audited consolidated financial statements, that would be required were OMV subject to SEC financial reporting requirements. These supplementary US GAAP disclosures should be read in conjunction with OMV's audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Austria.

Respective responsibilities of directors and auditors
The company's directors are responsible for the preparation of the financial statements and the related reconciliations set out on page 73 and supplementary US GAAP disclosures set out in Notes 34 to 51. In particular, the directors should select suitable accounting policies and apply them consistently and make judgements and estimates that are reasonable and prudent. The directors are also responsible for ensuring that the company keeps proper accounting records and for safeguarding the assets of the company.

It is our responsibility as auditors to form an independent opinion, based on our audit, on the related reconciliations set out on page 73 and supplementary US GAAP disclosures set out in Notes 34 to 51 and to report our opinion to you.

Basis of opinion
We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures on page 73 and in Notes 34 to 51. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the reconciliation statements of consolidated net income for the years ended December 31, 1999 and 1998 and stockholders' equity as of December 31, 1999 and 1998, set out on page 73 and in Notes 34 to 43 of the Group's Annual Report, present fairly in all material respects, the reconciliations of consolidated net income for the year and stockholders' equity, as shown in the audited consolidated financial statements and determined in accordance with accounting principles generally accepted in Austria, to net income for the year and stockholders' equity as determined in accordance with accounting principles generally accepted in the United States.

Further, in our opinion, the supplementary disclosures set out in Notes 44 to 51 in respect of the years ended December 31, 1999 and 1998, present fairly such information, additional to that disclosed in the audited consolidated financial statements of the OMV Group set out on page 6, 8 and on pages 42 to 71 and determined in accordance with accounting principles generally accepted in Austria, consistently with the related financial reporting requirements applied to foreign registrants by the SEC in the United States.

Vienna, February 29, 2000

Arthur Andersen

Arthur Andersen

Reconciliation of net income and stockholders' equity

Net income

EUR 1,000	1999	1998	*Note*
Net income according to ACC	194,001.7	169,308.8	
Income attributable to minority interests	(2,079.4)	(2,107.2)	
Net income after minority interests	**191,922.3**	**167,201.6**	
Depreciation of fixed assets (other than E & P assets)	(32,214.0)	(35,369.2)	*34*
Depreciation of fixed assets in E & P	(12,768.4)	(15,687.1)	*35*
Sale and leaseback transactions	2,143.8	2,511.6	*36*
Purchases of associate/disposal of subsidiary	970.5	(18,078.3)	*37*
Pensions, severance payments and jubilee payments	57,157.8	(107,101.4)	*38*
Other provisions	1,546.6	(8,717.0)	*39*
Foreign currency translation and transactions	(1,151.4)	1,209.5	*40*
Securities	3,041.9	(3,179.5)	*41*
Derivative instruments	(23,114.0)	7,117.0	*42*
Change in accounting principle: plant upgrade	13,910.4	0.0	*49*
Deferred taxes	(7,065.6)	60,316.5	*43*
Net income according to US GAAP	**194,379.9**	**50,223.7**	
Calculation of other comprehensive income (net of tax):			*44*
Foreign currency translation adjustments	25,198.4	(22,327.6)	
less reclassification adjustments	0.0	73.0	
Unrealized gains on securities	1,552.7	4,798.8	
less reclassification adjustments	(5,006.5)	(133.2)	
Minimum pension liability adjustment	(1,882.4)	(2,000.9)	
Other comprehensive income	**19,862.2**	**(19,589.9)**	
Comprehensive income	**214,242.1**	**30,633.8**	
Net income per share in EUR [1]	**7.20**	**1.86**	

[1] based on 27,000,000 ordinary shares

Stockholders' equity

EUR 1,000	1999	1998	
Stockholders' equity according to ACC	1,714,663.4	1,548,564.9	
Minority interests	(23,199.2)	(23,358.8)	
Stockholders' equity after minority interests	**1,691.464.2**	**1,525,206.1**	
Depreciation of fixed assets (other than E & P assets)	236,031.2	268,245.2	*34*
Depreciation of fixed assets in E & P	(38,516.1)	(15,403.3)	*35*
Gross up of fixed assets in E & P	76,687.6	65,607.6	*35*
Sale and leaseback transactions	(5,359.8)	(7,503.7)	*36*
Purchase of associate/disposal of subsidiary	(14,908.5)	(15,857.2)	*37*
Pensions, severance payments and jubilee payments	(45,904.9)	(103,062.4)	*38*
Other provisions	56,049.1	54,538.2	*39*
Foreign currency translation	773.4	12,297.5	*40*
Securities	11,676.5	16,102.4	*41*
Derivative instruments	(16,162.2)	7,266.0	*42*
Change in accounting principle: plant upgrade	13,910.4	0.0	*49*
Deferred taxes	(112,047.9)	(107,158.7)	*43*
Stockholders' equity according to US GAAP	**1,853,693.0**	**1,700,277.7**	

34
Depreciation of fixed assets (other than E & P assets

In the past the depreciation lives for individual plants that were set up on an conservative approach have been prolonged based on technical expert opinions. This prolonging of depreciation lives has been accounted for prospectively under ACC; i. e. the net book value of the processing units is depreciated over the new estimated remaining life. By contrast under US GAAP the change to the appropriate useful lives has been accounted for retrospectively.

35
Depreciation of fixed assets in E & P

The accounting treatment under ACC is disclosed in Note 2 a) and, except as noted below, is consistent with US GAAP.

Under US GAAP, all capitalized exploration and development costs and support equipment are depreciated on a unit-of-production basis using proved reserves. At year end an impairment test is performed on a field-by-field basis, by comparing undiscounted future net revenues before taxes with the net book value of oil and gas assets, based on management's best estimate of future prices and costs. Where this indicates a deficit, the write-down is calculated as the difference between discounted future net revenues before taxes and the net book value of oil and gas assets. US GAAP requires a deferred tax liability to be recognized for the difference between fair value of oil and gas properties acquired and their corresponding tax basis. Since goodwill is generally not recognized upon the acquisition of oil and gas properties this results in the purchase price attocation to oil and gas properties being increased. Austrian GAAP does not require a similar adjustment.

36
Sale and leaseback transactions

In 1988 OMV Deutschland GmbH entered into sale and leaseback transactions in respect of tank farms. Under ACC the gains on these transactions were recognized when the agreements were signed and subsequent lease payments were charged to the income statement as incurred. Under US GAAP, these agreements have been treated as financing transactions and therefore the gains on disposals have been reversed and realized over the useful life as reductions of the annual lease payments. In 1998 the repurchase option for the last outstanding agreement was exercised. At the balance sheet date no sale and leaseback agreement was open, although there was an adjustment amount arising from the repurchase. This will be depreciated over three years.

37
Purchase of associate/ disposal of affiliated company

In 1998 OMV disposed of the PCD Group as part of the restructuring of its plastics activities, and acquired a 25% interest in Borealis A/S, which is valued at equity. Under ACC both transactions were recognized on the effective date (January 1, 1998), while under US GAAP recognition was at the date of closing the sale. As a result there are differences in the carrying values for PCD and Borealis, leading to differences in the loss on the disposal of PCD and the goodwill arising on the acquisition of the interest in Borealis. The negative goodwill arising under US GAAP is being amortized over 15 years.

38
Pensions, severance payments and jubilee payments

The Group provides for pensions, severance payments and jubilee payments in line with actuarial principles using the entry age method. US GAAP requires use of the projected unit credit method. Under ACC the interest element of pension charge is recorded within interest expenses whereas under US GAAP, it is included in operating expenses.

39
Other provisions

Under ACC provisions for future decommissioning costs of the Group's domestic E & P activities are identified on a well by well basis and on all support equipment associated with those activities and are accrued on a straight-line basis over the same period used for depreciation. Under US GAAP provisions for

decommissioning obligations are accrued on a unit-of-production basis. Until 1998 commitments for the exploration of domestic oil and gas reserves was provided at inception of the contract; actual costs were charged against the provision as incurred. Under US GAAP exploration commitments were not expensed when licenses are entered into. Instead actual costs were accounted for in accordance with the successful efforts method of accounting. OMV has an obligation to maintain a strategic crude oil and petroleum products reserve in Austria. The size of this reserve is based on the quantity of crude oil and petroleum products imported in the past. OMV provides for the future storage costs of the strategic reserve as of the balance sheet date. Under US GAAP these future storage costs do not qualify as a loss contingency and therefore are not recorded as a liability as of the balance sheet date.

40 Foreign currency

Under ACC, individual monetary balance sheet items denominated in foreign currencies are translated into the reporting currency using the higher of the transaction rate and the period end closing rate, in the case of liabilities, or the lower of the two in the case of assets. As a result unrealized gains are not recognized. Under US GAAP monetary assets and liabilities are recorded at period end rates with any resulting unrealized gain or loss being recognized in the profit and loss account.

41 Securities

Within ACC financial statements, debt and equity securities are accounted for at the lower of cost or market. Under US GAAP these securities qualify as "available-for-sale" and are accounted for at fair value. Temporary decreases and all increases in fair value are excluded from earnings and recorded in other comprehensive income. Decreases in fair value which are considered other than temporary are recognized in the profit and loss account.

42 Derivative instruments

In accordance with ACC, for derivative instruments which do not qualify for hedge accounting, unrealized losses are recognized in the profit and loss account whereas gains are not recognized until realized. Under US GAAP financial instruments that do not qualify for hedge accounting are all marked to market with any resulting gain or loss being recognized in the income statement. Furthermore the criteria for hedge accounting under US GAAP are more stringent than those under ACC.

43 Deferred taxes

The 1999 reconciliation of net income and stockholders' equity in respect of deferred taxes relates only to the tax effect of the US GAAP adjustments. Within ACC financial statements, certain deferred tax liabilities outside Austria totaling EUR 9.30 mn (1998: EUR 13.01 mn) at December 31, 1999 are netted against deferred tax assets in other tax jurisdictions. Such netting is not permitted under US GAAP.

44 Other comprehensive income

The following table provides the required disclosure under US GAAP not included in the net income reconciliation:

EUR 1,000			1999			1998
	Gross	Taxes	Net	Gross	Taxes	Net
Foreign currency translation adjustments	25,198.4	0.0	25,198.4	(22,327.6)	0.0	(22,327.6)
less reclassification adjustments	0.0	0.0	0.0	73.0	0.0	73.0
Unrealized gains on securities	2,352.6	(799.9)	1,552.7	7,270.9	(2,472.1)	4,798.8
less reclassification adjustments	(7,585.6)	2,579.1	(5,006.5)	(201.8)	68.6	(133.2)
Minimum pension liability adjustment	(2,852.0)	969.6	(1,882.4)	(3,031.7)	1,030.8	(2,000.9)
Other comprehensive income	**17,113.4**	**2,748.8**	**19,862.2**	**(18,217.2)**	**(1,372.7)**	**(19,589.9)**

The breakdown of accumulated other comprehensive income is as follows:

EUR 1,000			1998		1999
	January 1	Changes 1998	December 31	Changes 1999	December 31
Foreign currency translation adjustments	5,650.2	(22,254.5)	(16,604.3)	25,198.4	8,594.1
Unrealized gains on securities	4,349.5	4,665.6	9,015.1	(3,453.8)	5,561.3
Minimum pension liability adjustment	3,883.3	(2,000.9)	1,882.4	(1,882.4)	0.0
Accumulated other comprehensive income	**13,883.0**	**(19,589.8)**	**(5,706.8)**	**19,862.2**	**14,155.4**

45 Severance payments, pensions and jubilee payments

a) Severance payments

Employees of Austrian companies are entitled to receive severance payments from employers if they are made redundant or if they reach normal retirement age. The benefits receivable are based primarily on years of service and final salary levels. Although these obligations are partly funded for tax reasons, the related assets, debt securities and interests in mutual funds do not qualify as plan assets under US GAAP.

Agrolinz Melamin Italia S.r.l. operates defined contribution plans for severance payments. Payments have to be made upon termination of employment.

b) Pensions

Approximately 9% of employees are covered by defined benefit plans, 49% by defined contribution plans and 20% are covered by both types of plans.

The defined benefit plans are generally based on years of service and the employee's average compensation over the last five calendar years. Although the Group has purchased debt securities to meet part of its obligations under the defined benefit plans, these assets do not qualify as plan assets under US GAAP. The pension plans are generally non-contributory.

For defined contribution plans the reported expense corresponds to the contributions payable for the period.

c) Jubilee payments

In certain industries employees in Austria and Germany are entitled to jubilee payments after completion of a given number of years of service. These plans are non-contributory and unfunded.

The following table shows the status of the main defined benefit plans:

EUR 1,000	1999	1998
Benefit obligation as of January 1	1,122,182.4	1,110,759.1
Foreign currency exchange rate changes	0.0	(7.7)
Service cost	8,174.2	8,808.0
Interest cost	55,896.2	66,096.7
Special termination benefits	7,453.2	123,662.5
Benefits paid	(125,321.1)	(168,884.8)
Actuarial (gain) loss	(13,301.1)	2,017.3
Disposal of PCD Group	0.0	(20,268.6)
Projected benefit obligation at the end of year	**1,055.083.9**	**1,122,182.5**
Unrecognized transition obligation	(49,470.9)	(74,206.4)
Unrecognized gain from plan amendments	32,711.0	49,066.4
Unrecognized net gain	49,756.5	36,775.0
Additional minimum liability	0.0	2,852.0
Provision according to US GAAP	**1,088,080.5**	**1,136,669.5**

The projected benefit obligation at the end of year 1999 includes special termination benefits in an amount of EUR 129.69 mn.

In the determination of the projected benefit obligation a discount rate of 5% and a long-term rate of increase in remuneration of 3.85% is assumed, the same rates as in 1998.

The unrecognized transitional obligation determined as of January 1, 1987 is being amortized on a straight-line basis over a 15-year period. The unrecognized gain, which relates to amendments of the retirement pension plan in OMV Aktiengesellschaft in 1992 and 1993, is recognized on a straight-line basis over the average remaining service period of those employees active at the date of amendment.

Periodic pension cost under US GAAP (including the periodic cost for severance and jubilee payments):

EUR 1,000	1999	1998
Service cost for the period	8,174.2	8,808.0
Interest cost	55,896.2	66,096.7
Amortization of unrecognized transition obligation	24,735.4	24,735.4
Amortization of unrecognized gains from plan amendments	(16,355.5)	(16,355.5)
Amortization of unrecognized net (gain) loss	(308.8)	448.1
Effects of special termination benefits	7,453.2	125,041.6
Net pension cost	**79.594.8**	**208,774.4**
Defined contribution plans	22,288.3	12,914.3
Total net periodic pension cost	**101,883.1**	**221,688.7**

The settlements and special termination benefit cost relates to OMV's voluntary personnel reduction plan.

The average remaining service period of active participants expected to receive defined benefits under the retirement pension plan of OMV Aktiengesellschaft (67% of the Group's total PBO) was estimated to be 9 years. For all other plans the average remaining service period was estimated to be 15 years as of December 31, 1998.

46
Income taxes

Deferred tax assets after reconciliation with US GAAP comprise:

EUR 1,000	1999	1998
Intangible fixed assets	174.1	181.2
Tangible fixed assets	15,723.4	10,369.6
Financial assets	29,734.8	37,827.9
Deferred PRT asset	14,929.3	16,335.3
Inventories	24,716.3	2,527.9
Accounts receivable and other assets	2,184.1	2,336.1
Provisions for pensions and severance payments	96,790.0	117,407.8
Other provisions	37,711.0	45,237.5
Liabilities	548.2	2,179.5
Other	8,341.4	10,341.1
Tax loss carry forward	113,050.0	124,576.4
Total (before valuation allowance)	**343,902.6**	**369,320.3**

Deferred tax liabilities after reconciliation with US GAAP comprise:

EUR 1,000	1999	1998
Tangible fixed assets	214,592.0	198,629.9
Financial assets	7,069.4	5,581.9
Corporation tax on deferred PRT assets	4,478.4	5,064.2
Inventories	0.0	162.1
Accounts receivable and other assets	20,724.4	29,267.2
Untaxed reserves	14,509.8	12,736.8
Reversal of other provisions	23,437.6	18,726.9
Other	316.3	705.1
Total	**285,127.9**	**270,874.1**

As of December 31, 1998 and December 31, 1999 there was no difference between the valuation allowance under US GAAP and ACC. The increase in the valuation allowance of EUR 14,063.4 thousand (1998: decrease by EUR 16,097.5 thousand) in 1999 was mainly due to management's changed expectations in regard of the C & P and R & M segment.

The reconciliation of the **effective income tax rate** on an ACC basis with US GAAP is as follows:

in %	1999	1998
Effective income tax rate under ACC (cf. Note 24)	30.3	21.5
Tax effect of:		
Reclassification of extraordinary expenses (cf. Note 49)	0.0	(0.4)
US GAAP	1.5	(61.7)
Effective income tax rate under US GAAP	**31.8**	**(40.6)**

The negative effective tax rate under US GAAP in the previous year was principally due to the reversal of valuation allowances.

47 *Pro rata consolidation*

Under ACC pro rata consolidation may be used for corporate joint ventures. Under US GAAP equity holdings of 50% or less have to be accounted for using the equity method. The shares of net income and of stockholders' equity are identical to those yielded by the equity method, but the mode of presentation results in differences in some items of the accounts. The influence on the consolidated accounts of the use of pro rata consolidation is as follows:

EUR 1,000	1999	1998
Statement of income:		
Sales	20,243.0	23,743.5
Earnings before interest and tax	7,608.8	9,080.3
Balance sheet:		
Fixed assets	53,384.2	53,313.3
Current assets	38,658.8	37,153.0
Prepaid expenses and deferred charges	1,335.9	1,375.1
Provisions:	13,370.8	14,727.9
Current liabilities	11,184.0	11,236.7
Noncurrent liabilities	25,022.2	22,017.2
Deferred income	27,217.4	26,579.9
Statement of cash flows:		
Net cash provided by operating activities	7,101.7	16,868.8
Net cash used in investing activities	(10,573.3)	(4,431.3)
Net cash provided by/(used in) financing activities	1,502.9	(8,228.8)
Cash and cash equivalents	5,235.6	9,721.7

48 *Securities*

According to ACC the Group's balance sheet securities are presented under financial assets ("Securities") and current assets ("Securities and investments").

EUR 1,000	1999	1998
Financial assets (securities)	215,628.8	218,019.1
Securities and investments	75,999.0	70,771.8
Total	**291,627.8**	**288,790.9**

According to SFAS 115 the carrying amounts and the fair values of these securities are classified as follows:

EUR 1,000		1999		1998
	Book value	Fair value	Book value	Fair value
Available for sale	226,719.4	238,396.1	244,790.7	260,893.1
Other [1]	64,908.3	—	44,000.2	—
Total	**291,627.7**		**288,790.9**	

[1] *represents stocks without readily determinable fair values and stocks of pro rata consolidated companies*

The Group classified none of its securities as held-to-maturity or trading securities.

Under US GAAP available-for-sale securities are reported at fair market value, and gains and losses from changes in market value are excluded from income until realized, but are accounted for as an adjustment to stockholders' equity.

For available-for-sale securities, the book value, gross unrealized gains and losses and the fair market value presented per security type are as follows:

EUR 1,000					1999
	Book value as presented in the consolidated statements	Reversal of impairment & amortization of premium	Unrealized gains	Unrealized losses	Fair value
Mutual funds	183,166.0	2,292.1	11,421.1	(2,289.3)	194,589.9
Debt securities issued by the Austrian government	26,536.8	960.2	119.5	(960.2)	26,656.3
Corporate debt securities	17,016.6	0.1	133.3	(0.1)	17,149.9
Total	**226,719.4**	**3,252.4**	**11,673.9**	**(3,249.6)**	**238,396.1**

EUR 1,000					1998
Equity securities	7,245.3	797.1	4,488.9	(491.5)	12,039.7
Mutual funds	164,939.2	193.4	7,913.7	(155.2)	172,891.1
Debt securities issued by the Austrian government	42,708.0	34.4	2,232.4	(34.0)	44,940.7
Debt securities issued by foreign governments	1,716.3	—	90.0	—	1,806.3
Corporate debt securities	28,181.9	22.0	1,031.3	(20.0)	29,215.2
Total	**244,790.7**	**1,046.9**	**15,756.2**	**(700.6)**	**260,893.1**

The maturities of available-for-sale securities (excluding equity securities and mutual funds) as of December 31, 1999 were as follows:

EUR 1,000		1999
	Book value	Fair value
After 1 year through 5 years	41,113.9	41,366.6
After 5 years through 10 years	2,439.6	2,439.6
Total	**43,553.5**	**43,806.2**

The mutual fund securities have an average maturity of approximately 4.5 years. The proceeds from the sale of available-for-sale securities in 1999 were EUR 39,781.6 thousand (1998: EUR 175,995.1 thousand). Under US GAAP the gross realized gains for 1999 were EUR 31,374.9 thousand (1998: EUR 274.8 thousand) and the gross realized losses for 1999 were EUR 4.1 thousand (1998: EUR 464.4 thousand). Realized gains and losses are calculated using the average cost method.

49 Change in the reporting of the cost of comprehensive plant upgrading

The change in the treatment of expenses arising from comprehensive upgrading of large-scale plants discussed in Note 2 a) (change from the provision to the component depreciation method) leads to differences between the ACC accounts and the results yielded by applying US GAAP rules for valuation adjustments. Under US GAAP, apart from reversal of the provisions at the time of the valuation adjustment (January 1, 1999) a cumulative catch-up adjustment is made for capitalization of plant shutdowns which have already taken place, as though the new method had already been applied. This adjustment resulted in an increase in the valuation adjustment effect of EUR 26.53 mn (EUR 15.92 mn after tax), and thus a reconciliation item which will be balance by increased scheduled depreciation under US GAAP over the period to the next plant shutdown (approximately four years).

50 Differences in allocations of items in the statements of income and of cash flows

The payments made to transfer the provision for retirement pensions to APK-Pensionskasse AG, an external pension fund, was reported in the consolidated statement of cash flows as net cash provided by financing activities. Under the requirements of US GAAP these cash flows would be carried as "Net cash provided by operating activities". As disclosed in Note 23 to the consolidated accounts, certain items have been reported as extraordinary in the ACC accounts. These items would not be classified as extraordinary under US GAAP.

51
New accounting pronouncements

In June 1998, The Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

SFAS 133, as amended by SFAS 137, is effective for fiscal years beginning after June 15, 2000. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance, however, SFAS 133 cannot be applied retroactively. OMV has not yet determined the timing of adoption of SFAS 133 nor has it determined the impact that this new standard will have on its consolidated financial statements.

52
Supplementary oil and gas disclosures (unaudited)

The following tables provide supplemental information in accordance with SFAS 69, "Disclosures about Oil and Gas Producing Activities". The geographical analysis is presented by area and not by individual country to better reflect how management analyses the business. These geographical areas consist of the following countries:

Rest of Europe: United Kingdom, Albania, Bulgaria
Africa: Libya, Sudan, Tunisia
Rest of the World: Australia, Pakistan, Vietnam, New Zealand

Effective October 1, 1999 OMV acquired Cultus in Australia, which is included under the "Rest of the World" caption below.

a) Capitalized costs

Capitalized costs represent the sum of capitalized proved and unproved property costs, including support equipment and facilities, plus the accumulated depreciation.

EUR 1,000					**1999**
	Austria	Rest of Europe	Africa	Rest of the World	Total
Unproved oil and gas properties	—	2,066.0	4,710.9	72,114.1	78,891.0
Proved oil and gas properties	631,786.9	619,974.4	472,072.0	96,983.2	1,820,816.5
	631,786.9	**622,040.4**	**476,782.9**	**169,097.3**	**1,899,707.5**
Accumulated depreciation	(512,759.5)	(384,982.3)	(229,433.9)	(57,080.9)	(1,184,256.6)
Net capitalized costs	**119,027.4**	**237,058.1**	**247,349.0**	**112,016.4**	**715,450.9**
					1998
Unproved oil and gas properties	—	22,391.4	496.0	3,319.0	26,206.4
Proved oil and gas properties	609,699.2	491,941.9	425,229.5	8,188.8	1,535,059.4
	609,699.2	514,333.3	425,725.5	11,507.8	1,561,265.8
Accumulated depreciation	(497,966.9)	(303,620.9)	(179,577.7)	(452.0)	(981,617.5)
Net capitalized costs	**111,732.3**	**210,712.4**	**246,147.8**	**11,055.8**	**579,648.3**
					1997
Unproved oil and gas properties	—	22,329.6	—	3,015.9	25,345.5
Proved oil and gas properties	591,224.3	482,005.5	409,638.8	7,722.2	1,490,590.8
	591,224.3	504,335.1	409,638.8	10,738.1	1,515,936.3
Accumulated depreciation	(483,290.9)	(305,217.3)	(173,214.9)	(2,343.0)	(964,066.1)
Net capitalized costs	**107,933.4**	**199,117.8**	**236,423.9**	**8,395.1**	**551,870.2**

b) Costs incurred

Costs incurred include all costs, capitalized or expensed, during the year in the Group's oil and gas property acquisition, exploration and development activities:

EUR 1,000					**1999**
	Austria	Rest of Europe	Africa	Rest of the World	Total
Acquisition of proved properties	—	—	—	45,051.3	45,051.3
Acquisition of unproved properties	—	—	—	45,465.5	45,465.5
Decommissioning costs	12,528.7	—	—	—	12,528.7
Exploration costs net of property sale [1]	12,962.7	2,951.2	12,057.5	11,723.5	39,694.9
Development	19,714.6	24,672.4	13,771.5	6,258.2	64,416.7
Costs incurred	**45,206.0**	**27,623.6**	**25,829.0**	**107,498.5**	**206,157.1**
					1998
Acquisition of unproved properties	—	1,380.1	—	—	1,380.1
Decommissioning costs	12,438.2	—	—	—	12,438.2
Exploration costs	17,177.0	4,184.7	11,406.7	8,161.2	40,929.6
Development	13,714.2	46,830.3	31,598.1	5,128.5	97,271.2
Costs incurred	**43,329.4**	**52,395.1**	**43,004.8**	**13,289.7**	**152,019.1**
					1997
Acquisition of proved properties	—	16,649.6	—	—	16,649.6
Decommissioning costs	10,228.0	—	—	—	10,228.0
Exploration costs net of property sales [1]	13,778.3	8,754.9	7,965.1	2,636.3	33,134.7
Development	37,677.0	42,762.2	108,449.0	566.5	189,454.8
Costs incurred	**61,683.3**	**68,166.7**	**116,414.1**	**3,202.8**	**249,467.3**

[1] Exploration costs are shown net of sales proceeds of EUR 1.42 mn and EUR 5.20 mn in the years 1999 and 1997.

c) Results of operations of oil and gas producing activities

The following table represents only those revenues and expenses which occur directly in connection with OMV's oil and gas producing operations. Royalties not taken in kind of EUR 27.10 mn (1998: EUR 23.47 mn, 1997: EUR 26.23 mn) have been included in production costs. The results of oil and gas activities should not be equated to net income since no deduction nor allocation is made for interest costs, general corporate overhead costs and other costs. Income tax is hypothetically calculated, based on the statutory tax rates and the effect of tax credits on investments and loss carry forwards.

EUR 1,000					**1999**
	Austria	Rest of Europe	Africa	Rest of the World	Total
Sales to unaffiliated parties	61,260.5	64,310.6	8,620.5	6,574.1	140,738.7
Intercompany sales and sales to affiliated parties	125,184.6	—	103,690.9	—	228,875.5
Other revenues	—	—	—	—	—
	186,445.1	**64,310.6**	**112,311.4**	**6,547.1**	**369,614.2**
Production costs	(95,727.6)	(17,713.4)	(39,275.7)	(2,864.4)	(155,581.1)
Exploration expenses [2]	(9,028.1)	(2,951.2)	(7,601.2)	(9,877.0)	(29,457.5)
Depreciation and non-scheduled depreciation	(21,501.7)	(29,218.1)	(21,544.6)	(1,421.8)	(73,686.2)
	(126,257.4)	(49,882.7)	(68,421.5)	(14,163.2)	(258,724.8)
Results before income tax	**60,187.7**	**14,427.9**	**43,889.9**	**(7,616.1)**	**110,889.3**
Income tax [1]	(19,861.6)	(2,602.1)	(14,193.7)	1,987.6	(34,669.8)
Results from oil and gas properties	**40,326.1**	**11,825.8**	**29,696.2**	**(5,628.5)**	**76,219.6**
Storage fee [2]	19,621.7	—	—	—	19,621.7

EUR 1,000 (cont'd)	Austria	Rest of Europe	Africa	Rest of the World	Total
1998					
Sales to unaffiliated parties	52,458.9	46,887.3	3,564.1	—	102,910.3
Intercompany sales and sales to affiliated parties	110,986.7	—	57,568.9	—	168,555.6
Other revenues	6.0	—	—	—	6.0
	163,451.6	**46,887.3**	**61,133.0**	**—**	**271,471.9**
Production costs	(112,291.9)	(20,435.0)	(35,602.9)	(334.3)	(168,664.1)
Exploration expenses	(11,091.3)	(4,140.7)	(10,576.0)	(7,106.7)	(32,914.7)
Depreciation and non-scheduled depreciation	(20,912.6)	(21,320.5)	(18,705.8)	(103.9)	(61,042.8)
	(144,295.8)	**(45,896.2)**	**(64,884.7)**	**(7,544.9)**	**(262,621.6)**
Results before income tax	**19,155.8**	**991.1**	**(3,751,7)**	**(7,544.9)**	**8,850.3**
Income tax [1]	(6,516.9)	(5,575.4)	2,347.0	—	(9,745.3)
Results from oil and gas properties	**12,638.9**	**(4,584.3)**	**(1,404.7)**	**(7,544.9)**	**(895.0)**
Storage fee [2]	19,621.7				19,621.7
1997					
Sales to unaffiliated parties	51,517.8	82,534.4	4,760.8	—	138,813.0
Intercompany sales and sales to affiliated parties	141,333.4	—	76,594.7	—	217,928.1
Other revenues	276.4	—	—	—	276.4
	193,127.6	**82,534.4**	**81,355.5**	**—**	**357,017.5**
Production costs	(123,745.3)	(36,093.0)	(39,334.0)	(672.0)	(199,844.3)
Exploration expenses [3]	(6,921.7)	(5,869.1)	(8,307.0)	2,977.6	(18,120.2)
Depreciation and non-scheduled depreciation	(18,855.5)	(23,014.2)	(17,293.7)	(1,636.9)	(60,800.3)
	(149,522.5)	**(64,976.3)**	**(64,934.7)**	**668.7**	**(278,764.8)**
Results before income tax	**43,605.1**	**17,558.1**	**16,420.8**	**668.7**	**78,252.7**
Income tax [1]	(14,829.7)	(12,462.2)	(15,631.2)	(1.8)	(42,924.9)
Results from oil and gas properties	**28,775.4**	**5,095.9**	**789.7**	**666.9**	**35,327.8**
Storage fee [2]	19,258.3				19,258.3

[1] Income tax in the Rest of Europe includes petroleum revenue tax which arises from the net cash flow of several producing fields in the United Kingdom. Income tax in Africa includes amounts payable under a tax-paid-cost system for certain OMV interests in Libya.
[2] Intersegment rental fee before taxes received from the Gas segment for providing cushion gas to gas storage reservoirs.
[3] Exploration costs are shown net of sales proceeds of EUR 1.42 mn and EUR 5.20 mn in the years 1999 and 1997.

d) Oil and gas reserve quantities

Proved reserves are the estimated quantities of crude oil, including condensate and natural gas liquids, and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from undrilled production wells on exploration licenses.

mn bbl — Crude oil and NGL	Austria	Rest of Europe	Africa	Rest of the World	Total
Proved developed and undeveloped reserves as of January 1, 1997	**69.3**	**38.6**	**90.2**	**—**	**198.1**
Revisions of previous estimates	(2.2)	0.7	2.7	—	1.2
Extensions and discoveries	1.8	—	—	—	1.8
Production	(6.6)	(3.7)	(4.8)	—	(15.1)
Proved developed and undeveloped reserves as of December 31, 1997	**62.3**	**35.6**	**88.1**	**—**	**186.0**
Revisions of previous estimates	5.4	6.0	2.3	—	13.7
Purchases	—	0.4	—	—	0.4
Extensions and discoveries	—	—	3.5	—	3.5
Production	(6.9)	(3.1)	(5.8)	—	(15.8)

mn bbl (cont'd)	Austria	Rest of Europe	Africa	Rest of the World	Crude oil and NGL Total
Proved developed and undeveloped reserves as of December 31, 1998	**60.8**	**38.9**	**88.1**	**—**	**187.8**
Revisions of previous estimates	6.3	1.0	0.4	—	7.7
Purchases	—	—	—	4.7	4.7
Extensions and discoveries	1.9	1.5	—	—	3.4
Production	(7.0)	(4.4)	(7.5)	(0.3)	(19.2)
Proved developed and undeveloped reserves as of December 31, 1999	**62.0**	**37.0**	**81.0**	**4.4**	**184.8**
Proved developed reserves:					
As of December 31, 1997	54.1	13.2	88.1	—	155.4
As of December 31, 1998	50.6	25.4	77.0	—	153.0
As of December 31, 1999	49.3	22.1	70.0	3.8	145.2

bcf	Austria	Rest of Europe	Rest of the World	Natural gas Total
Proved developed and undeveloped reserves as of January 1, 1997	**655.6**	**60.8**	**56.6**	**773.0**
Revisions of previous estimates	11.8	(0.9)	—	10.9
Extensions and discoveries	11.9	—	—	11.9
Production	(35.3)	(4.7)	—	(40.0)
Proved developed and undeveloped reserves as of December 31, 1997 [1]	**644.0**	**55.2**	**56.6**	**755.8**
Revisions of previous estimates	14.4	1.3	—	15.7
Purchases	—	0.4	—	0.4
Extensions and discoveries	19.0	—	—	19.0
Production	(38.0)	(5.7)	—	(43.7)
Proved developed and undeveloped reserves as of December 31, 1998 [1]	**639.4**	**51.2**	**56.6**	**747.2**
Revisions of previous estimates	46.3	8.4	—	54.7
Purchases	—	—	55.8	55.8
Extensions and discoveries	3.3	20.8	169.7	193.8
Production	(41.0)	(5.9)	(1.0)	(47.9)
Proved developed and undeveloped reserves as of December 31, 1999 [1]	**648.0**	**74.5**	**281.1**	**1,003.6**
Proved developed reserves:				
as of December 31, 1997	606.8	40.3	—	647.1
as of December 31, 1998	597.9	37.1	—	635.0
as of December 31, 1999	594.5	36.4	32.4	663.3

[1] Including approximately 106 bcf (1998 approximately 106 bcf and 1997 approximately 102 bcf) of cushion gas held in storage reservoirs as of December 31, 1999.

e) Standardized measure of discounted future net cash flows

The future net cash flow information is based on the assumption that the year-end economic and operating conditions will persist throughout the time during which proved reserves will be produced. Neither the effects of future pricing changes nor expected changes in technology and operating practices are considered.

Future cash inflows represent the revenues received from production of year-end proved reserve quantities, including cushion gas held in storage reservoirs – assuming that the future production is sold at year-end

prices. Future production costs include the estimated expenditures for production of the proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of development drilling and installation of production facilities, plus the net costs associated with decommissioning wells and facilities – assuming year-end costs continue without consideration of inflation. Future income tax payments are calculated on the basis of the income tax rate applicable in each of the countries in which the Group operates. The present cash value results from the discounting of the future net cash flow at a discount rate of 10% per year.

The standardized measure does not purport to be an estimate of the fair value of the Group's proved reserves. An estimate of fair value would also take into account, amongst many other factors, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs as well as a discount factor representative of the risks inherent in the production of oil and gas.

EUR 1,000

1999

	Austria	Rest of Europe	Africa	Rest of the World	Total
Future cash inflows	3,351,708.2	968,781.9	1,990,929.8	605,486.9	6,916,906.7
Future production and decommissioning costs	(1,563,661.0)	(305,539.9)	(602,876.1)	(192,724.6)	(2,664,801.6)
Future development costs	(128,505.8)	(36,210.0)	(40,452.0)	(67,023.7)	(272,191.4)
Future net cash flows, before income taxes	**1,659,541.4**	**627,032.0**	**1,347,601.7**	**345,738.6**	**3,979,913.7**
Future income taxes	(428,269.4)	(218,704.2)	(173,378.3)	(123,502.5)	(943,854.5)
Future net cash flows, before discount	**1,231,271.9**	**408,327.7**	**1,174,223.5**	**222,236.1**	**3,036,059.2**
10% annual discount for estimated timing of cash flows	(538,587.5)	(127,014.4)	447,234.6	(121,200.0)	(1,234,036.5)
Standardized measure of discounted future net cash flows	**692,684.3**	**281,313.3**	**726,988.9**	**101,036.1**	**1,802,022.7**

1998

	Austria	Rest of Europe	Africa	Rest of the World	Total
Future cash inflows	2,263,312.0	436,272.0	827,893.1	51,424.5	3,578,901.7
Future production and decommissioning costs	(1,616,685.9)	(264,594.9)	(493,979.7)	(24,513.2)	(2,399,773.7)
Future development costs	(178,646.0)	(30,204.4)	(40,640.7)	(15,360.1)	(264,851.1)
Future net cash flows, before income taxes	**467,980.1**	**141,472.7**	**293,272.7**	**11,551.3**	**914,276.9**
Future income taxes	(98,440.7)	(26,517.4)	13,145.4	—	(111,812.8)
Future net cash flows, before discount	**369,539.4**	**114,955.3**	**306,418.1**	**11,551.3**	**802,464.0**
10% annual discount for estimated timing of cash flows	(149,929.7)	(32,531.7)	(108,878.2)	(7,205.7)	(298,545.2)
Standardized measure of discounted future net cash flows	**219,609.7**	**82,423.6**	**197,539.9**	**4,345.6**	**503,918.9**

1997

	Austria	Rest of Europe	Africa	Rest of the World	Total
Future cash inflows	2,551,144.8	621,886.2	1,325,235.4	78,403.7	4,576,670.1
Future production and decommissioning costs	(1,609,047.9)	(261,896.3)	(473,064.7)	(21,884.2)	(2,365,893.0)
Future development costs	(130,006.0)	(73,907.0)	(82,764.8)	(18,523.1)	(305,200.8)
Future net cash flows, before income taxes	**812,090.9**	**286,083.0**	**769,405.9**	**37,996.4**	**1,905,576.3**
Future income taxes	(281,305.1)	(87,411.8)	(148,813.4)	(4,146.1)	(521,676.3)
Future net cash flows, before discount	**530,785.9**	**198,671.2**	**620,592.5**	**33,850.4**	**1,383,899.9**
10% annual discount for estimated timing of cash flows	(233,701.4)	(56,825.4)	(291,941.2)	(19,980.8)	(602,448.9)
Standardized measure of discounted future net cash flows	**297,084.4**	**141,845.8**	**328,651.3**	**13,869.5**	**781,451.1**

f) Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in the standardized measure of discounted future net cash flows:

EUR 1,000	1999	1998	1997
Beginning of year	**503,918.9**	**781,451.1**	**1,057,210.3**
Oil and gas sales and transfers produced, net of production costs	(214,729.3)	(102,801.9)	(156,896.8)
Net change in prices and production costs	1,518,635.2	(614,932.2)	(719,758.5)
Net change due to purchases and sales of minerals in place	51,634.3	(1,385.4)	—
Net change due to extensions and discoveries	94,416.6	23,710.7	15,605.5
Development and decommissioning costs incurred during the period	76,945.6	109,709.5	199,682.9
Changes in estimated future development and decommissioning costs	38,315.7	(65,244.7)	(32,434.9)
Revisions of previous reserve estimates	128,187.0	45,500.8	16,151.6
Accretion of discount	54,559.0	99,474.7	156,655.6
Net change in income taxes	(491,868.1)	264,162.8	104,225.4
Other [1]	42,007.8	(35,726.6)	141,009.9
End of year	**1,802,022.7**	**503,918.9**	**781,451.1**

[1] "Other" represents primarily the impact of movements in exchange rates versus the ATS.

Vienna, February 28, 2000

The Executive Board

Richard Schenz
Chairman

Walter Hatak

Wolfgang Ruttenstorfer

Marc Hall

Tassilo Peyrer-Heimstätt

Gerhard Roiss

Group in figures

Five year summary

in EUR million	1999	1998	1997	1996	1995
Sales (excluding excise petroleum tax)	5,179	4,720	6,034	5,688	5,327
Earnings before interest and tax (EBIT)	285	220	419	212	159
Income from ordinary activities	278	223	389	216	152
Taxes on income	(84)	(48)	(97)	(72)	(26)
Net income for the year	194	169	165	144	126
Intangible assets	126	98	87	89	63
Tangible assets	2,782	2,488	2,599	2,366	2,199
Financial assets	716	654	396	360	326
Fixed assets	**3,624**	**3,240**	**3,082**	**2,815**	**2,588**
Inventories	387	353	451	462	421
Accounts receivable and other assets	880	699	848	909	972
Cash in hand, cheques and cash at bank, securities	228	319	403	368	522
Current assets	**1,495**	**1,371**	**1,702**	**1,739**	**1,915**
Capital stock	196	196	196	196	196
Capital reserves	418	418	418	418	418
Revenue reserves	1,013	851	768	655	551
Minority interests	23	23	22	21	31
Unappropriated income	65	61	55	45	39
Stockholders' equity	**1,715**	**1,549**	**1,459**	**1,335**	**1,235**
Provisions	**1,661**	**1,673**	**1,809**	**1,565**	**1,540**
Amounts due to banks	830	571	622	510	527
Accounts payable from trade	319	260	325	358	416
Other liabilities	662	663	680	705	769
Liabilities	**1,811**	**1,494**	**1,627**	**1,573**	**1,712**
Balance sheet total	**5,278**	**4,814**	**4,994**	**4,573**	**4,521**
Capital expenditure	656	732	507	467	287
Additions to tangible assets	416	393	486	382	264
Depreciation of tangible assets	275	242	267	235	266
Cash flow	338	455	582	384	571
in %					
Return on fixed assets (ROfA)	10	9	16	9	7
Stockholders' equity	33	32	29	29	27
Return on average capital employed (ROACE)	9	9	14	8	7
Return on equity (ROE)	12	11	12	11	11
Dividend in EUR	2.40 [1]	2.25	2.03	1.67	1.45
Employees as of December 31	5,953	6,360	7,934	8,491	9,656

[1] Dividend proposal for the Annual General Meeting

Financial calendar	Dates [1]
Full year result 1999	March 1, 2000
Result January–March 2000	May 4, 2000
Annual General Meeting 1999 [2]	May 9, 2000
Dividend ex date	May 15, 2000
Dividend payment date	May 16, 2000
Result January–June 2000	August 17, 2000
Result January–September 2000	November 9, 2000
Full year result 2000	March 2001

[1] The dates shown above are provisional and subject to final confirmation.
[2] Annual General Meeting: Austria Center, Bruno-Kreisky-Platz 1, A 1220 Vienna, 10.30 am

Annual Reports and Interim Reports are available from:

Contacts

OMV Aktiengesellschaft, Investor Relations, Brigitte H. Juen
Otto Wagner-Platz 5, A 1090 Vienna, Tel.: +43 (0)1 404 40-1622
Fax: +43 (0)1 404 40-9496, Tel. (24-h-Hotline): +43 (0)1 404 40-1600
Homepage: www.omv.com, E-mail: investor.relations@omv.com

Ludgate Communications
Leesa Peters, 111 Charterhouse Street, London EC1M 6AA, UK
Tel.: +44 207 216 45 12, Fax: +44 207 216 45 02, E-mail: info@ludgate.co.uk
Erin Burke, 830 Third Avenue, New York, NY 10022, USA
Tel.: +1 212 515-0228, Fax: +1 212 688-5213, E-mail: info@ludgateny.com

Mailing service by fax or e-mail

Please check the corresponding box on the enclosed reply form for further information or use the order form at OMV's Investor Relations homepage: www.omv.com/omv/en/news/ir/bestellen.html

Key facts on the OMV share

27 million no par value shares, capital stock: EUR 196.29 mn
OeKB-Identification No.: 074305; ISIN: AT0000743059
Stockholder structure: ÖIAG 35%, IPIC 19.6%, free float 45.4%
Traded in Vienna, Frankfurt, Munich, and on SEAQ International
Symbols: Bloomberg (OMV AV), Reuters (OMVV.VI), US Ticker (OMVAY)

Market Makers/**Specialist** Vienna: Bank Austria AG, Bank für Arbeit und Wirtschaft AG, CA IB Investmentbank AG, **Centro Internationale Handelsbank AG,** Erste Bank AG, Raiffeisen Zentralbank AG

ADR information: Sponsored Level I and Rule 144A, Ratio: 5 ADR equal 1 share

Depositary: Morgan Guaranty Trust, 60 Wall Street, New York, NY 10260-0060
Custodian: Creditanstalt AG, Schottengasse 6, A 1010 Vienna

Level I: Symbol: OMVKY, CUSIP#: 670875509, ISIN: US6708755094,
Rule 144A: Symbol: OMVAYP, CUSIP#: 670875301, ISIN: US6708753016

OMV



OMV Aktiengesellschaft
Investor Relations
Otto Wagner-Platz 5, POB 15
A 1091 Vienna

Fax: +43 (0)1 404 40-9496

Tel.: +43 (0)1 404 40-1324
Telephone (24-h-Hotline):
+43 (0)1 404 40-1600

E-mail:
investor.relations@omv.com

OMV's financial reports are available in English and German.

Yes, I would like to receive further information on the OMV Group:

☐ because I am shareholder
☐ and/or because I am interested in OMV

Surname, Title .... First name

Company

Street .... ZIP code/city/country

Telephone .... E-mail

Please send me:

German	English	
☐	☐	Annual Report 1999
☐	☐	OMV Group in figures 1999
☐	☐	Annual Report OMV Aktiengesellschaft 1999
☐	☐	Previous years:........
☐	☐	Environmental Performance Report 1997–98
		Letter to stockholders:
☐	☐	Full Year Report 1999
☐	☐	Interim Report January–September 1999
☐	☐	Interim Report January–June 1999
☐	☐	Interim Report January–March 1999

I would like to be included in the OMV TICKER – the mailing list for stockholder information:

OMV TICKER is a mailing service for stockholders and everybody who is interested in OMV. This service provides financial and company information free of charge and directly from the management, e. g. quarterly reports, events and other information on the OMV Group either by mail or by e-mail (please tick):

☐ Mail ☐ E-mail

German	English	
☐	☐	Interim Report (Executive summary)
☐	☐	Interim Report

Open for more information.

OMV

1999

Consolidated accounts of OMV Aktiengesellschaft in ATS

The Company's accounting records and consolidated financial statements were prepared in Austrian Schillings and have been audited. The translation into euro is based on the exchange rate of ATS 13.7603 and has not been audited. The audited financial statements and the Directors' report in ATS are included in this booklet.


Directors'
report

Economic growth in Austria helped by productivity gains; energy markets showed marginal volume changes

Improved international economic backdrop

With Asian economies well on the way to recovery, world trade grew by 5%. Real economic growth averaged 2.8% in the OECD area. There was a strong upswing in the EU, fueled by the strength of the US economy and the low euro exchange rate. Nevertheless, in 1999 as a whole, growth was down on the previous year, at 2%.

There was an overall slow-down in East-Central Europe, but there were wide variations from country to country: GDP rose between 3% and 4% in Poland, Hungary and Slovenia, while growth was virtually at a standstill in the Czech Republic and Slovakia due to tough stabilization measures. The same applied to Bulgaria, Croatia and Romania, which were also hit by the Kosovo crisis.

Growth in Austria slightly above EU average

Austrian real economic growth ran at 2.2% during the period under review. Merchandise exports rose by 4.5%. The revival of export demand was driven not just by a more favorable international environment but also by the increased competitiveness of the Austrian economy due to productivity growth and only moderate wage increases.

Massive price rises due to cutback in world crude output

In response to the crude surplus and dramatic price collapse witnessed in 1998, OPEC member countries agreed on a further cut in output quotas totaling 1.7 mn bbl/d, effective from April 1999 onwards.

The 5% overall reduction in OPEC output led to a 2% year-on-year fall in world crude production to 74.0 mn bbl/d. With consumption meanwhile climbing by 1.2 mn bbl/d to 75.2 mn bbl/d, the scene was set for a sharp rise in crude prices in the course of the year: At USD 17.93/bbl the average price of North Sea Brent for the year as a whole was 40% higher than the USD 12.76/bbl recorded in 1998. Rotterdam product prices tracked crudes, the prices of the main products marking up an average year-on-year increase of some 30%.

The dollar exchange rate also trended upwards. In 1999 US currency firmed by 4%, and was worth an average of ATS 12.93 compared with ATS 12.38 in the previous year.

However, the increase in crude and product prices had only a very muted impact on the Austrian energy price index. For example, transportation fuel prices gained 1.6% and heating oil prices 3.2% on the previous year's level. The cut in transportation fuel prices in April 1999, and reductions in electricity and gas tariffs ahead of liberalization cushioned the effect of the market run-up on prices.

Energy markets remain relatively stable

According to preliminary estimates, **Austrian primary energy consumption** barely rose in the year under review. Due to milder weather, increased hydropower generation, and reluctance to hold inventories, demand for fuel for heating and power generation was down from 1998 levels.

In 1999, Austrian **natural gas consumption** registered an increase of about 2% to approximately 7.7 bcm. The balance of supply shifted in favor of domestic production which grew by 11%. By contrast, total import volume dropped by 2%.

Demand for **petroleum products** in Central Eastern Europe fell back. In Austria petroleum product sales shrank by 3% to 10.6 mn t. The long-term trend away from gasoline (down 3%)

Gross Domestic Product 1999
per capita in EUR


22,144
20,908
EU average: 19,671
14,362
12,286
10,424
9,572
6,518
5,395
4,794
A
D
SLO
CZ
H
SK
CRO
RO
BG

and towards diesel (7% up) continued unabated. There was an overall increase in transportation fuel consumption of 3%.

In Bavaria petroleum product demand declined by some 4% to 19.3 mn t. Here, too, sluggish gasoline sales and higher diesel consumption (up by 6%) were witnessed.

In the Central Eastern European markets served by OMV, volume reached about the same level as in the previous year at about 36 mn t. With the exception of Slovakia and Slovenia where consumption fell markedly, the changes in sales volume in all other countries ranged between a decline of 2% and an increase of 3%.

Soft fertilizer and melamine markets but strong polyolefin demand growth

In 1999 the Euroland chemical industry posted a 4% gain in production. Apart from higher sales to traditional export markets, business benefited from precautionary purchases in expectation of Y2K problems.

However, 1999 was a very difficult year for **plant nutrients.** Straight nitrogen fertilizer overcapacity in Europe, reduced import dependence on the part of major consumers like China and India, and increased CIS availabilities led to a glut of urea and ammonia supplies. The resultant price collapse also pulled down straight nitrogen fertilizer and, to a lesser extent, multinutrient fertilizer in its wake. With feedstock prices generally firm, processing margins narrowed significantly.

During the first half **melamine** continued to bear the full brunt of the economic crises in Asia and Russia. The persistent slump in exports of the wood processing industry and cheap melamine imports from the Far East led to a dramatic deterioration in sales and revenue. Although demand picked up towards summer due to reviving economic growth, melamine prices did not show any signs of stabilization during the year under review.

The West European **polyolefin** (PO) market registered very rapid demand growth in 1999. Polyethylene and polypropylene sales rose by 7% to 8% to reach a total of about 18.4 mn t.

In Asia, too, demand strengthened considerably. Thereafter, pressure from Middle Eastern imports eased, and export opportunities emerged for European producers. Cracker turnarounds led to monomer shortages in Europe which also cut polyolefin production. Lower output coupled with strong demand led to a major rundown of European inventories.

Sharp rises in the cost of naphtha, ethylene and propylene feedstock also buoyed polyolefin prices. Polyethylene prices hit their lowest level since 1994 in the first quarter, only to put on some 70% by the end of the year. Polypropylene prices behaved similarly, and after hitting a low in the first quarter regained some 50% in the course of the year to reach a level last seen in 1997.

The Group's financial situation improved

These market conditions were reflected in the consolidated results. On the one hand, the strong rise in crude prices favored the E & P segment, and on the other hand R & M was hit by weak refiners' margins.

Some of the impact on results was cushioned by an additional cost reduction program, introduced in the first quarter of the year under review due to the low level of oil prices at the time, and by a cutback in the budgeted capital expenditures for 1999.

In consequence, the financial performance indicators were stable or slightly

Crude price (Brent) and USD exchange rate
(monthly average 1999)


25
23
21
19
17
15
13
11
9
14
13
12
11
10
9
J F M A M J J A S O N D
Brent price in USD/bbl
USD exchange rate in ATS

Fertilizers' prices and margins under pressure; upswing in polyolefin market also felt in Europe

Financial improvement due to self-help program and changes in valuation methods

Group financial condition

Group financial condition in ATS bn	**1999**	**1998**
Sales (excluding excise petroleum tax)	71.27	64.95
Earnings before interest and tax (EBIT)	3.92	3.03
Net income for the year	2.67	2.33
Net cash provided by operating activities	4.66	6.26
Capital expenditure	9.03	10.07
Personnel as of December 31	5,953	6,360

Group sales by regions 1999
ATS 71.27 billion


8% Rest of EU
1% Rest of Europe
6% Rest of World
48% Austria
22% East-Central Europe [1]
15% Germany

[1] Croatia, Czech Republic, Hungary, Slovak Republic, Slovenia

Net income increased because of markedly higher crude and product prices and despite heavy pressure on refining margins

improved. ROACE remained at 9%, while both ROfA and ROE rose by 1%-point, to 10% and 12%, respectively.

The marked increase in consolidated EBIT, by 29% to ATS 3.92 bn, was also supported by exceptional factors. At the start of the year the method of accounting for the cost of major overhauls was changed on a Groupwide basis. Previously the accrual method was used but starting in 1999, the component depreciation method will be applied resulting in the capitalization of major cost items on a plant-by-plant basis and their amortization over the period until the next major overhaul. This change led to an improvement in earnings of ATS 778.3 mn.

Likewise, a change in the calculation of decommissioning provisions for gas storage wells brought an improvement of ATS 128.41 mn, of which ATS 84.22 mn resulted from extending the useful economic life applied.

Towards the end of the year 1999 the inventories of crude oil and semi-finished products were drawn down. This had positive effects on earnings, as the valuations of the stocks of crude and semi-finished products at yearend were low. The high price level at the end of 1999 resulted in an improvement in earnings of ATS 630.5 mn.

There were, however, some other changes in valuation methods which resulted in additional expenses, thus affecting EBIT. In the case of the pension provisions the need to use new mortality tables and a change in the discount rate applied led to a charge of ATS 302 mn. The 1999 net effect of this income from changes in valuation principles in an amount of ATS 560.5 mn has to be compared with the charge of ATS 307 mn in 1998 which was necessary for adjustment of the discount rate applied to the provisions for severance and jubilee payments.

Following the extensive personnel restructuring of past years, expenses for termination and outsourcing schemes declined sharply to ATS 182 mn in 1999 (1998: ATS 761 mn). Other operating expenses, amounting to ATS 532 mn, included filling station decommissioning, tank farm site restoration, goodwill amortization and plant depreciation. Therefore, Group EBIT adjusted for exceptional items (e. g. change in method of accounting for plant turnarounds), declined markedly owing to the aforementioned factors.

Despite a 15% increase in net income for the year to ATS 2.67 bn, net cash provided by operating activities registered a year-on-year decline, falling to ATS 4.66 bn.

There were no events subsequent to the end of the 1999 financial year of material significance for the assessment of the financial condition of the Group.

Wolfgang Ruttenstorfer returned to the Group as Chief Financial Officer and member of the Executive Board as of January 1, 2000.

Sales and income

Sales and income: Enhancement in both results

Group sales excluding excise petroleum tax registered *a 10% year-on-year increase* of ATS 6.32 bn to ATS 71.27 bn.

This was mainly due to significantly higher product prices in the R & M segment, and increased crude prices and volumes in the E & P segment. The Gas segment took a slight decline in sales due to lower import volumes. Likewise, the C & P segment failed to increase its sales, despite higher volume, because of heavy falls in prices.

Austria remained OMV's primary market, *accounting for* ATS 34.56 bn *or* 48% *of total sales* (1998: ATS 32.96 bn *and* 51% *respectively*). Due to the continued expansion of OMV's business activities in East-Central Europe, this market, the second-largest for the Company with sales of ATS 15.67 bn or 22% of the total (1998: ATS 13.21 bn), *gained a further 2%-points. German* sales fell by ATS 2.37 bn to ATS 10.80 bn (year-on-year decline from 20% to 15% of total sales). In other EU member states and other European countries, sales increased slightly to ATS 5.86 bn, while their share of total sales remained stable at some 9%. Sales outside Europe increased significantly to stand at ATS 4.38 bn or 6% of the total (1998: ATS 0.47 bn).

Expenses for **materials and services** rose by 14%, mainly as a result of higher crude oil prices. Due to the implementation of strict cost cutting measures other services and energy supplies fell by ATS 0.44 bn *or* 15% *to* ATS 2.56 bn.

Group sales by segments 1999
ATS 71.27 billion


3% Exploration and Production
16% Gas
74% Refining and Marketing
7% Chemicals and Plastics

Summarized income statement in ATS bn	**1999**	**1998**
Sales excluding excise petroleum tax	71.27	64.95
Changes in inventories and own work capitalized	0.41	0.29
Other operating income	1.65	1.08
Expenses for materials and services	(51.54)	(45.19)
Personnel expenses	(6.55)	(7.16)
Depreciation and amortization	(4.31)	(3.62)
Other operating expenses	(7.01)	(7.32)
Earnings before interest and tax (EBIT)	**3.92**	**3.03**
Financial result	(0.09)	0.04
Profit on ordinary activities	3.83	3.07
Extraordinary result	0.00	(0.08)
Taxes on income	(1.16)	(0.66)
Net income for the year	**2.67**	**2.33**

Group sales due to price increases grown by 10%; cost savings programs are successful

Sales and income

Earnings before interest and tax (EBIT) in ATS bn	**1999**	**1998**
Exploration and Production	1.45	(0.29)
Gas	1.46	1.12
Refining and Marketing	1.16	1.82
Chemicals and Plastics	0.32	0.78
Corporate	(0.47)	(0.40)
OMV Group	3.92	3.03

Personnel expenses fell by ATS 0.61 bn from the previous year's level. However, it should be noted that the amount of exceptional items in the previous year was higher than in 1999. Expenses for personnel termination programs amounted to ATS 0.18 bn in 1999 compared to ATS 0.61 bn in 1998.

Higher results in E & P and Gas overcompensated declines in other segments' earnings

Changes in the method of calculating pension provisions (new mortality tables and discount rate) resulted in a charge of ATS 0.30 bn, compared to a charge of ATS 0.31 bn in the previous year due to adjustment of discount rate for severance and jubilee provisions. The effective nominal decrease, taking into account reduced personnel termination expenses, therefore was ATS 0.16 bn.

The increase in **depreciation and amortization** of about ATS 0.68 bn to ATS 4.31 bn is attributable to an extraordinary write-off of ATS 0.38 bn (thereof ATS 0.25 write-down of goodwill in R & M as the main effect) and to increased depreciation bases amounting to ATS 0.30 bn.

There was a nominal decrease in **other operating expenses** of ATS 0.31 bn or 4% to ATS 7.01 bn. This reduction largely reflected the benefits of implemented cost reduction programs. During the year under review expenses for **research and development** were almost unchanged at ATS 0.26 bn (1998: ATS 0.27 bn).

The largest improvement in earnings before interest and tax (EBIT) came from the **Exploration and Production** segment, which not only benefited from the increase in crude prices that set in during the second quarter of 1999 but also stepped up its production volume in Austria and abroad.

The **Gas** segment also posted an improved result. Apart from slight improvements in prices and margins, this was mainly due to reduced non-recurrent expenditure.

In **Refining and Marketing** EBIT fell by 36% to ATS 1.16 bn. When account is taken of the positive exceptional factors of the change in the treatment of major overhauls (ATS 0.70 bn) and inventory reductions (ATS 0.63 bn), less ATS 0.38 bn in exceptional charges for unscheduled depreciation, the highly unsatisfactory margins situation in the refining business becomes apparent.

The difficult situation in the Austrian retail business was reflected in the Marketing result. Here, the decline in margins outweighed the impact of volume growth. In international retail operations both margins and volumes improved.

The **Chemicals and Plastics** segment was confronted with collapsing sales prices in 1999. In spite of substantial increases in sales volume of the business units melamine/urea and plant nutrients, earnings showed a decline.

The **financial result** for 1999 was negative to the tune of ATS 0.09 bn, following a positive result of ATS 0.04 bn in the previous year.

Earnings before interest and tax
by segments in ATS billion



E & P
(0.29)
1.45
Gas
1.12
1.46
R & M
1.82
1.16
C & P
0.78
0.32
Corporate
(0.40)
(0.47)
1998
1999

Income, assets and liabilities

Due to increased loans the net interest expense increased by ATS 0.43 bn to a total charge of ATS 0.79 bn. The modest total decline in the financial result mainly reflected improved income from associates consolidated at equity; these results increased by ATS 0.26 bn to ATS 0.59 bn. OMV's share of the income of the Borealis Group, as the largest contributor to income from associates, includes a one-off income of ATS 0.14 bn resulting from a change in valuation method to comply with international standards.

In 1998 **extraordinary expenses** were incurred in connection with the disposal of the polymer operations.

At ATS 1.16 bn **taxes on income** were ATS 0.50 bn above the previous year's level. The effective tax rate was up to 30.3% from 21.5% in 1998. The main influences on the effective tax rate were higher taxes under the Libyan tax-paid-cost (TPC) system due to increased crude oil prices, and valuation adjustments to deferred tax assets due to lower profit expectations in the C & P segment.

Growing assets and liabilities and solid financial structure

The balance sheet total increased by ATS 6.38 bn, to stand at ATS 72.62 bn. Some ATS 5.28 bn of the increase concerns fixed assets. This reflects ATS 2.39 bn in additions to fixed assets resulting from acquisitions – mainly in E & P and Marketing – and net investment in continuing operations – mostly in the Refining and Gas businesses – amounting to ATS 2.25 bn.

The significant increase in the USD exchange rate compared to previous year increased fixed assets by ATS 0.64 bn.

Because of the high level of crude oil and of product prices, amplified by the rise in the USD against the ATS, receivables increased by ATS 2.54 bn. Current assets and prepaid expenses and deferred charges increased by a net ATS 1.10 bn. The increase in assets was financed by a reduction in liquid funds and securities held as current assets by ATS 1.24 bn and by an increase of credits and loans by ATS 3.57 bn.

Balance sheet structure
in ATS billion


66.24
72.62
21.65
16.29
28.64
21.31
22.75
21.84
27.19
23.59
1998
1999
Current assets
Fixed assets
Short-term liabilities
Long-term liabilities
Stockholders' equity

Financial result was lower due to deterioration in net interest charge; improvements in income from associates

Summarized balance sheet in ATS bn	**1999**	**%**	**1998**	**%**
Fixed assets	49.87	69	44.59	67
Inventories	5.33	7	4.85	7
Accounts receivable and other assets	12.53	17	9.99	15
Cash, checks, cash at bank, securities and investments	3.14	4	4.38	7
Deferred taxes	1.75	3	2.43	4
Stockholders' equity	23.59	33	21.31	32
Provisions	22.86	31	23.02	35
Long-term special financing	4.36	6	4.68	7
Amounts due to banks	11.43	16	7.86	12
Other liabilities and deferred income	10.38	14	9.37	14
Balance sheet total	**72.62**	**100**	**66.24**	**100**

Capital expenditure, cash flows

Capital expenditure in ATS bn	**1999**	**1998**
Exploration and Production	2.36	1.44
Gas	0.80	0.82
Refining and Marketing	4.93	3.00
Chemicals and Plastics	0.80	4.68
Corporate	0.14	0.13
Total capital expenditure	**9.03**	**10.07**
+/– Changes in the consolidated Group, equity results and restructuring	(1.99)	(0.35)
+ Securities held as fixed assets and loans	0.29	1.68
Additions to fixed assets as per statement of fixed assets	**7.33**	**11.40**
+/– Foreign currency translation and adjustments	(0.51)	(0.69)
+ Acquisition of affiliated companies	1.95	0.43
Investments in fixed assets as per statement of cash flows	**8.77**	**11.14**

Capital expenditure decreased by 16% but remained at high level; net debt increased

Gearing ratio


in %
50
40
30
20
10
0
18.37
20.08
21.31
23.59
(0.20)
(1.95)
(3.04)
(3.56)
(8.25)
1995
1996
1997
1998
1999

Equity in ATS billion
Net debt in ATS billion
Gearing ratio in %

Capital expenditure focused on expansion and restructuring projects

At ATS 9.03 bn, capital expenditure was again at a very high level (1998: ATS 10.07 bn). Apart from C & P – which recorded exceptionally high capital expenditure in the previous year because of the acquisition of Borealis A/S – all segments maintained or increased their investment.

For E & P the main highlight was the takeover of Australia's Cultus Petroleum during the second half of 1999. Moreover, there were additions to assets in the UK sector of the North Sea and in Austria.

In the Gas segment investment mainly focused on progressing the pipeline extension and expansion projects (mainly the PENTA West and TAG Loop 2 line).

Investment in the R & M segment concerned large-scale restructuring projects at Schwechat and Burghausen refineries and rapid expansion of the East-Central European retail networks (acquisition of a retail network in Hungary).

In C & P the highlight was the investment in new melamine capacity.

Financing activities: gearing ratio up to 35%

Internal sources of financing were insufficient to cover the high volume of capital expenditure. Apart from a reduction in liquid funds and securities, the major investments in growth were funded by long-term project loans as well as by short-term interim loans.

As of December 31, 1999, liabilities to banks and accounts payable to non-consolidated subsidiaries stood at ATS 11.50 bn (1998: ATS 7.94 bn) while cash in hand, checks and cash at bank and receivables from non-consolidated subsidiaries totaled ATS 3.25 bn (1998: ATS 4.38 bn). Net debt thus rose from ATS 3.56 bn to ATS 8.25 bn. The gearing ratio, defined as net debt divided by stockholders' equity, stood at 35% at the end of 1999 (1998: 17%).

Cash flow from operating activities impacted by effects of high crude and product prices

Net cash provided by operating activities was ATS 4.66 bn – down by ATS 1.60 bn from the previous year.

The reconciliation of net income for the year with net cash provided by operating activities (adjustment for

non-cash income and expenses, and for items reported under investing or financing activities) shows that 1998 net adjustments exceeded the level of 1999 by ATS 0.54 bn.

The increase in net income by ATS 0.34 bn and the lower positive adjustments to cash flow resulted in a deterioration of ATS 0.20 bn. The reversal of provisions for major overhauls in an amount of ATS 0.62 bn, and payments in connection with personnel reduction plans provided for in previous years in an amount of ATS 0.53 bn, are included in the item "net change in other long-term provisions".

Other non-cash revenues and expenses mainly relate to non-cash income from OMV's share of the profits of companies accounted for at equity, and income attributable to financing activities.

Due to the high crude oil and petroleum product prices at year end and the high USD exchange rate, there is a substantial increase in funds tied up in accounts receivable. The reduction of inventories of crude and intermediates in particular led to a much lower increase in accounts payable, owing to the lower purchase volumes. In total funds tied up in working capital increased by ATS 1.00 bn.

Investment outflows stood at ATS 8.79 bn (1998: ATS 11.14 bn), while the proceeds from the sale of fixed assets were ATS 0.72 bn (1998: ATS 3.40 bn). Therefore, net cash used in investing activities amounted to ATS 8.07 bn (1998: ATS 7.74 bn).

Net cash provided by financing activities increased to ATS 1.94 bn, mainly as a result of taking up long-term loans for investment projects, but also to an increase in short-term interim facilities.

In the previous year the increase in short-term inter-group lending was due to the repayment of debt related to the sale of the PCD group. Cash was used for the dividend payments in an amount of ATS 0.86 bn (1998: ATS 0.78 bn) and the transfer of ATS 0.32 bn in pension obligations to an external pension fund (1998: ATS 0.38 bn).

Main differences between ACC and US GAAP

The differences in net income and stockholders' equity between US GAAP and ACC mainly relate to differing standards with regard to the valuation of fixed assets, provisions for pensions, severance and jubilee payments, and other provisions. In addition there is a timing difference with regard to the disposal of a subsidiary where the closing date differs from that of legal transfer of ownership, and there is a difference in respect of recognition of changes in valuation principles.

Net income according to US GAAP totaled ATS 2.67 bn (excluding income attributable to minority interests), and is thus almost identical to the ACC result, but individual components are quiet different.

Different methods of extending the estimated useful lives of processing plants in the R & M segment meant that depreciation was ATS 0.46 bn higher under US GAAP.

Under ACC, changes in the calculation of pensions, severance payments and jubilee payments (new mortality tables and change in the discount rate) were taken to the income statement and a provision for the settlement of indexation was recognized, whereas under US GAAP the corridor method means that such changes do not directly affect results in the reporting period. In all, this item results in an additional amount of ATS 0.42 bn.

In the previous year the reduction in the discount rate for severance pay-

Capital expenditure
by segments ATS 9.03 billion


0
1
2
3
4
5
1.44
2.36
0.82
0.80
3.00
4.93
4.68
0.80
0.13
0.14
E & P
Gas
R & M
C & P
Corporate
1998
1999

Net income according to ACC and US GAAP almost identical, however different counterbalancing components

Net income and stockholders' equity (ACC and US GAAP) in ATS billion


30
25
20
15
10
5
0
3
2,5
2
1,5
1
0,5
0
1995
1996
1997
1998
1999
Stockholders' equity (ACC)
Stockholders' equity (US GAAP)
Net income (ACC)
Net income (US GAAP)

Computer systems continued to work properly at beginning of Y2K; stock capital converted into euro and to no par value shares

Outlook 2000: improvements in cost structure will show benefits; crude price changes will play an important role

ments and jubilee payments from 6% to 3.5% resulted in an expense of ATS 0.25 bn under ACC which has been reversed under US GAAP.

Accounting for derivatives under US GAAP is more detailed and in some cases more restrictive than under ACC. In 1999 this item resulted in a deduction of ATS 0.32 bn under US GAAP.

Apart from a few exceptions, changes in valuation principles under US GAAP result in a cumulative adjustment as of the beginning of the year. As retroactive adjustments are not permitted under ACC, changes in accounting principles in the current period resulted in an additional amount of ATS 0.19 bn (pre-tax).

Since the introduction of the full application of deferred taxation in ACC accounting, adjustments to deferred taxation in the reconciliation have related only to the effects on deferred taxes of the US GAAP adjustments.

Risk management: smooth turn into 2000 and continued euro project activities

At the turn of the year 2000 no Y2K malfunctions occurred in the OMV Group. All IT, communication and control systems operated with their normal reliability. Potential residual risk is expected to be minor and within the bounds of the normal technical risks associated with plant, due to comprehensive and exhaustive precautions taken.

The total cost of the Y2K compliance project was approximately ATS 80 mn, and it has been expensed as incurred over the period from 1997 to 1999. Total costs were below one tenth of the annual IT budget (IT including control systems).

The annual stockholders' meeting on May 18, 1999 resolved to convert the capital stock of the Company into euro, and to introduce no par value shares. The planned date for the introduction of the euro as the Corporate currency is January 1, 2001. An interdisciplinary task force was set up four years ago to analyze the adjustments necessary and to coordinate implementation. Adaptations and precautions mainly relate to IT, accounting and payment transactions. Since January 1, 1999 OMV's customers have been able to elect for euro transactions, and have also been able to chose the timing of the changeover with the double currency period lasting until June 2002.

The switch to the euro also affects the retail stations, for instance as regards prices on filling station coupons, and the Gas segment with its long-term contracts.

OMV's financial reporting has been in both euro and ATS since 1999 to facilitate comparisons for the financial community.

Outlook for 2000: depending on further crude price development

The main features of 1999 were a strong and continuous oil price run-up, a squeeze on refiners' bulk margins, tight margins in the Austrian retail business, and collapsing chemical prices.

The Group-wide productivity and cost structure enhancement programs introduced in 1999 will impact on earnings in 2000, but additional cost reduction measures will be taken during the year with a view to achieving improved results and making further progress towards Corporate goals, including an adequate return on average capital employed (ROACE).

The result of the E & P segment will depend on oil price trends. If expectations of rising output volumes and higher prices as compared to the annual average for 1999 are met, earnings should increase in 2000.

Outlook

In the R & M segment, a modest recovery in bulk refining margins is anticipated, though these were still very weak at the start of the year. This should lead to a slight improvement in the refining result, despite the loss of income that will result from the scheduled maintenance shutdown of the petrochemical plant. Due to the non-recurrence of exceptional charges in 1999, the contribution of international operations to the earnings of the Marketing segment should again grow markedly.

The expected improvement in E & P's result should more than compensate for the continued weak performance of R & M and a possible slight decline in the EBIT of C & P and the Gas segments – the latter due to market liberalization, the potential impact of which is still hard to assess.

At equity income from the Borealis investment is expected to decrease slightly as a result of somewhat weaker polyolefin markets. This, and increased financial liabilities will affect OMV's financial result.

In light of budgeted income, planned capital expenditure of about ATS 8 bn in 2000 should be fundable from internal cash flow. About three-quarters of this investment will be channeled into expansion and restructuring projects which will be accretive to earnings in the short to medium term.

The main focus of capital expenditure will be on the E & P and R & M segments. The investment program for E & P involves development projects in Austria and abroad, notably in Australia.

In R & M, investment will be devoted to completing the restructuring project at the Schwechat refinery, improving automotive fuel quality to meet the Euro II standard imposed by the EU Fuels Directive, and expanding the international filling station networks, especially in Bulgaria and Romania.

Capital expenditure by the Gas segment will principally be directed towards the extension of the TAG pipeline, the initiation of the WAG expansion project, and the completion of the PENTA West gas line.

Apart from acquisitions aimed at strengthening the distribution network, investment planning in the Chemicals segment is chiefly targeted at finalization of the melamine capacity expansion project, and upgrading of the Linz site.

These investments are in line with Corporate strategy, and are central to the pursuit of Corporate policies aimed at the achievement of profitability, capital structure and debt servicing capacity comparable to the Company's peer group. The OMV Group continues to set its sights on a medium-term ROACE of 13%, despite the risks outlined in this report, and is acting according to increase earnings.

Vienna, February 28, 2000

The Executive Board

Continued pressure on results in R & M expected; price situation in fertilizers depressed and consequences of gas liberalization difficult to predict;
E & P will benefit from high crude prices and increased production volume



Consolidated balance sheet as of December 31

Financial statements according to Austrian Commercial Code

Note	Assets ATS 1,000	1999	1998
5	**A. Fixed assets**		
	I. Intangible assets	1,730,406	1,353,093
	II. Tangible assets	38,288,279	34,241,887
	III. Financial assets	9,851,647	8,992,394
		49,870,332	**44,587,374**
	B. Current assets		
6	I. Inventories		
	1. Raw materials and supplies	1,289,287	1,529,785
	2. Work in progress	873,499	1,003,376
	3. Finished goods	1,607,212	1,496,590
	4. Merchandise	1,372,176	705,453
	5. Services not yet invoiced	157,735	97,162
	6. Payments on account	27,366	23,480
		5,327,275	4,855,846
7	II. Accounts receivable and other assets		
	1. Receivables from trade	10,026,891	7,615,737
	2. Receivables from non-consolidated subsidiary companies	456,142	438,581
	3. Receivables from associated companies	687,182	590,361
	4. Other receivables and other assets	939,309	975,667
		12,109,524	9,620,346
	III. Securities and investments	1,045,769	973,841
	IV. Cash in hand, cheques and cash at bank	2,092,622	3,408,075
		20,575,190	**18,858,108**
8	**C. Deferred taxes**	**1,752,950**	**2,425,080**
	D. Prepaid expenses and deferred charges	**423,484**	**373,117**
		72,621,956	**66,243,679**

Consolidated balance sheet

Liabilities ATS 1,000		1999	1998	Note
A. Stockholders' equity				*9*
I. Capital stock	EUR 196,290,000	2,701,009	2,700,000	
II. Capital reserves		5,747,165	5,747,165	
III. Revenue reserves		13,935,143	11,702,876	
IV. Minority interests		319,228	321,424	
V. Unappropriated income		891,738	837,253	
thereof income brought forward in 1999: 253 (1998: 253)				
		23,594,283	**21,308,718**	
B. Provisions				
1. Provisions for severance payments		1,480,306	1,417,251	*10 a)*
2. Provisions for pensions		9,432,727	9,891,171	*10 b)*
3. Provisions for taxes		161,207	213,145	
4. Other provisions		11,783,346	11,501,801	*11*
		22,857,586	**23,023,368**	
C. Liabilities				*12*
1. Long-term special financing, not shown under items 2 to 8		4,365,801	4,676,744	
2. Amounts due to banks		11,426,739	7,857,649	
3. Payments received on account		63,728	58,995	
4. Accounts payable from trade		4,384,748	3,581,062	
5. Notes payable		5,907	67,565	
6. Accounts payable to non-consolidated subsidiary companies		82,785	138,273	
7. Accounts payable to associated		551,837	265,734	
8. Other liabilities		4,037,111	3,912,926	
		24,918,656	**20,558,948**	
D. Deferred income		**1,251,431**	**1,352,645**	*13*
		72,621,956	**66,243,679**	
Contingent liabilities		178,497	522,111	*26*

Fixed assets

Consolidated statement of fixed assets

ATS 1,000	As of 1. 1. 1999	Foreign currency differences	Changes in the consolidated Group
I. Intangible assets	At acquisition		
1. Concessions, patents, similar rights and licenses	2,495,395	(214)	46,241
2. Goodwill	1,368,392	(3,287)	535,117
3. Payments on account	397	3	—
	3,864,184	**(3,498)**	**581,358**
thereof segments:			
Exploration and Production	218,548	184	3,323
Gas	692,217	—	—
Refining and Marketing	2,188,174	(3,690)	578,035
Chemicals and Plastics [1]	546,538	8	—
Corporate	218,707	—	—
II. Tangible assets			
1. Developed and undeveloped land, buildings and buildings on third-party property [1]	20,938,982	1,045,645	2,284,788
2. Plant and machinery	70,091,947	723,295	32,491
3. Other fixed assets, tools and equipment	11,688,369	4,434	126,471
4. Assets under construction	1,760,269	230	42,438
5. Payments on account	249,815	(1,563)	—
	104,729,382	**1,772,041**	**2,486,188**
thereof segments:			
Exploration and Production	23,967,369	1,769,749	1,939,498
Gas	22,012,063	(1)	—
Refining and Marketing	47,546,734	(36,474)	546,690
Chemicals and Plastics [1]	9,912,339	38,767	—
Corporate	1,290,877	—	—
III. Financial assets			
1. Investments in non-consolidated subsidiaries	442,485	(77,675)	23,099
2. Loans to non-consolidated subsidiaries	119,266	(505)	—
3. Other investments	435,103	(209)	—
4. Loans to enterprises in wich a participating interest is held	—	—	—
5. Investments arising from equity consolidation	4,592,639	98,892	—
6. Securities	3,064,315	(1)	—
7. Other loans	698,969	(774)	580
	9,352,777	**19,728**	**23,679**
	117,946,343	**1,788,271**	**3,091,225**

[1] cf. Note 1 and 4

Consolidated statement of fixed assets

Additions	Disposals	Transfers	As of 31. 12. 1999	Write-ups	Depreciation (cumulative)	Net book value 31. 12. 1999	Net book value 31. 12. 1998	Depreciation 1999
or production costs								
263,497	337,597	20,064	2,487,386	—	1,524,626	962,760	787,828	189,766
2,815	2,753	—	1,900,284	—	1,133,111	767,173	564,868	326,596
73	—	—	473	—	—	473	397	—
266,385	**340,350**	**20,064**	**4,388,143**	**—**	**2,657,737**	**1,730,406**	**1,353,093**	**516,362**
225	1,920	(5,963)	214,397	—	82,947	131,450	142,442	53,720
94,438	448	(16)	786,191	—	400,537	385,654	325,061	33,672
80,526	16,660	22,074	2,848,459	—	1,808,218	1,040,241	733,348	358,323
8,923	321,289	323	234,503	—	185,755	48,748	57,688	18,120
82,273	33	3,646	304,593	—	180,280	124,313	94,554	52,527
668,022	362,892	121,249	24,695,794	(135)	13,419,215	11,276,579	9,508,149	660,432
2,684,374	420,219	838,674	73,950,562	2,329	52,620,091	21,330,471	19,768,629	2,374,193
842,001	537,151	77,917	12,202,041	18	8,958,016	3,244,025	2,982,813	737,253
1,519,681	45,279	(927,438)	2,349,901	—	16,810	2,333,091	1,732,481	14,810
8,444	20,128	(130,466)	106,102	—	1,989	104,113	249,815	1,384
5,722,522	**1,385,669**	**(20,064)**	**113,304,400**	**2,212**	**75,016,121**	**38,288,279**	**34,241,887**	**3,788,072**
894,788	313,769	(372,395)	27,885,240	—	17,639,944	10,245,296	8,648,038	1,032,324
701,887	36,690	(10,016)	22,667,243	2,423	15,345,673	7,321,570	7,461,683	840,196
3,294,445	840,626	(5,587)	50,505,182	(211)	34,355,696	16,149,486	14,043,858	1,530,577
773,119	181,212	(323)	10,542,690	—	6,652,401	3,890,289	3,445,776	316,219
58,283	13,372	368,257	1,704,045	—	1,022,407	681,638	642,532	68,756
37,813	225	—	425,497	—	255,800	169,697	191,985	5,300
3,972	13,479	(98,497)	10,757	3,272	2,837	7,920	105,458	3,972
594,737	60,631	—	969,000	—	40,808	928,192	405,978	—
—	—	98,497	98,497	—	—	98,497	—	—
422,178	25,691	—	5,088,018	—	—	5,088,018	4,592,639	—
235,636	231,105	—	3,068,845	—	101,728	2,967,117	3,000,008	37,837
49,369	153,362	—	594,782	67	2,576	592,206	696,326	—
1,343,705	**484,493**	**—**	**10,255,396**	**3,339**	**403,749**	**9,851,647**	**8,992,394**	**47,109**
7,332,612	**2,210,512**	**—**	**127,947,939**	**5,551**	**78,077,607**	**49,870,332**	**44,587,374**	**4,351,543**

Income

Consolidated statement of income

Note	ATS 1,000	1999	1998
	1. Sales	92,540,787	85,525,925
	2. Excise petroleum tax	(21,274,002)	(20,576,097)
	3. Subtotal of items 1 to 2	**71,266,785**	**64,949,828**
	4. Changes in inventories of finished products, work in progress and services not yet invoiced	41,318	77,033
	5. Other own work capitalized	370,700	216,698
14	6. Other operating income	1,649,404	1,083,619
15	7. Cost of material and services	(51,538,506)	(45,190,426)
16	8a. Personnel expenses	(5,334,756)	(5,817,260)
17	8b. Expenses for severance payments and pensions	(1,219,183)	(1,345,580)
18	9. Depreciation and amortization	(4,304,434)	(3,622,745)
19	10. Other operating expenses	(7,013,182)	(7,318,078)
	11. Subtotal of items 3 to 10	**3,918,146**	**3,033,089**
20	12. Income from investments	687,721	403,790
	13. Income from other securities and loans shown under financial assets	200,734	189,504
	14. Other interest and similar income	438,187	741,484
	15. Income from the disposal and write-up of financial assets and securities held as current assets	111,190	49,668
21	16. Expenses arising from financial investments and securities held as current assets	(93,202)	(61,482)
22	17. Interest and similar expenses	(1,432,316)	(1,289,052)
	18. Subtotal of items 12 to 17	**(87,686)**	**33,912**
	19. Income from ordinary activities	**3,830,460**	**3,067,001**
23	20. Extraordinary income	0	36,193
23	21. Extraordinary expenses	0	(115,379)
	22. Extraordinary loss	**0**	**(79,186)**
24	23. Taxes on income	(1,160,939)	(658,075)
	24. Net income for the year	**2,669,521**	**2,329,740**
	25. Allocation to revenue reserves	(1,749,423)	(1,463,744)
	26. Minority interests	(28,613)	(28,996)
	27. Income brought forward	253	253
	28. Unappropriated income	**891,738**	**837,253**

Statement of cash flows

ATS 1,000	1999	1998	Note
Net income for the year	2,669,521	2,329,740	
Depreciation and amortization	4,347,571	3,634,946	
Write-ups of fixed assets	(5,551)	(27,869)	
Deferred taxes	638,275	303,164	
Losses (gains) from the disposal of fixed assets	28,688	(102,894)	
Net change in provisions for pensions and severance payments	223,279	173,665	
Net change in other long-term provisions	(1,268,827)	357,403	
+/– Other adjustments	(978,141)	(814,031)	
	5,654,815	5,854,124	
Decrease (increase) in inventories	(320,050)	303,576	
Decrease (increase) in accounts receivable	(2,387,803)	1,212,694	
(Decrease) increase in liabilities	371,018	(568,137)	
(Decrease) increase in short-term provisions	1,276,528	(1,054,962)	
+/– Other changes	61,387	509,179	
Net cash provided by operating activities	**4,655,895**	**6,256,474**	
Investments:			
Intangible and tangible assets	(5,898,437)	(5,526,007)	
Investments, loans and other finanical assets	(921,527)	(5,179,916)	
Acquistions of subsidaries net of cash aquired	(1,954,504)	(431,342)	25
Decrease (increase) in short term financial assets	(17,012)	1,036,823	
Disposals:			
Proceeds from sale of fixed assets	723,655	2,368,286	
Proceeds from sale of subsidiaries net of cash sold	—	(3,958)	25
Net cash used in investing activities	**(8,067,825)**	**(7,736,114)**	
Increase in long-term borrowings	2,206,543	262,966	
Repayments of long-term debt	(294,386)	(282,440)	
(Decrease) increase in short-term debt	1,169,934	757,912	
(Decrease) increase in Group clearing	43,943	1,144,548	25
Dividends paid	(862,838)	(778,344)	
Transfer of pension obligations to pension fund	(324,074)	(382,000)	49
Net cash provided by financing activities	**1,939,122**	**722,642**	
Effect of exchange rate changes on cash and cash equivalents	157,355	(63,647)	
Net decrease in cash and cash equivalents	**(1,315,453)**	**(820,645)**	
Cash and cash equivalents at beginning of year	3,408,075	4,228,720	
Cash and cash equivalents at end of year	2,092,622	3,408,075	

Changes in stockholders' equity [1]

ATS 1,000

1999	Capital stock OMV AG	Capital reserves OMV AG	Revenue reserves	Translation reserves	Minority interests	Unappropriated income OMV AG	Stockholders' equity
Jan. 1, 1999	2,700,000	5,747,165	12,204,641	(501,765)	321,424	837,253	21,308,718
Net income 1999:							
Allocation			1,749,423		28,682	485	1,778,521
Recommended dividend						891,000	891,000
Foreign exchange differences				483,853	484		484,337
Dividend paid					(25,838)	(837,000)	(862,838)
Euro conversion	1,009	0	(1,009)				
Changes in minorities					(5,455)		(5,455)
Dec. 31, 1999	**2,701,009**	**5,747,165**	**13,953,055**	**(17,912)**	**319,228**	**891,738**	**23,594,283**

1998	Capital stock OMV AG	Capital reserves OMV AG	Revenue reserves	Translation reserves	Minority interests	Unappropriated income OMV AG	Stockholders' equity
Jan. 1, 1998	2,700,000	5,747,165	10,740,897	(171,277)	302,827	756,253	20,075,865
Net income 1998:							
Allocation			1,463,744		28,996		1,492,740
Recommended dividend						837,000	837,000
Foreign exchange differences				(330,488)			(330,488)
Dividend paid					(22,344)	(756,000)	(778,344)
Changes in minorities					11,945		11,945
Dec. 31, 1998	**2,700,000**	**5,747,165**	**12,204,641**	**(501,765)**	**321,424**	**837,253**	**21,308,718**

[1] cf. Note 9

Summary of significant accounting policies

1 Legal principles and general accounting policies

The consolidated balance sheet (including the consolidated statement of fixed assets) and the consolidated statement of income have been drawn up in accordance with the **Austrian Commercial Code (ACC)**. The notes to the consolidated accounts on page 6 and 8 of the Annual Report and on pages 17 to 41 relate to the ACC balance sheet and statement of income and cover both the disclosures in accordance with ACC and the supplementary US GAAP disclosures.

The reconciliation statement on page 43 sets out all the material differences in accounting principles between ACC and US GAAP. The **US GAAP** disclosures that follow on pages 44 to 51 are based on US GAAP accounting principles, and include all required disclosures not covered on pages 17 to 41.

The supplementary information on Exploration and Production, pages 51 to 56, does not form part of the notes to the consolidated accounts. This additional information was drawn up on the basis of SFAS 69 in accordance with ACC.

The financial statements of all consolidated companies have been prepared with a balance sheet date of December 31 in accordance with uniform Group-wide accounting and valuation standards. In the case of companies consolidated at equity, adjustments to conform to Group principles are made only to the extent that they are material.

For the first time, the **purchase method** of accounting – in which the acquisition costs are offset against the fair value of the assets acquired and the debts incurred – has been applied to capital consolidation of acquisitions of consolidated companies. No significant differences result from use of the new method instead of the book value method previously employed, under which the book values adjusted by hidden reserves and liabilities of the assets acquired were offset against the acquisition cost. Goodwill arising from initial consolidation is capitalized and amortized over its useful economic life.

Summary of significant accounting policies

Preparation of the consolidated financial statements requires management to make **estimates and assumptions** that affect the assets, liabilities, income and expenses reported in the consolidated financial statements, as well as amounts disclosed in the notes thereto. Actual results may differ from these estimates. The Executive Board believes that any deviations from these estimates would not be such as to have a material influence on the consolidated financial statements in the near term. The Board does not believe that OMV is exposed to nearterm negative impacts arising from any major concentration of risk.

2
Accounting and valuation principles

a) Fixed assets

With the exception of E & P activities outside Austria **intangible and tangible fixed assets** are capitalized at *acquisition or production cost and depreciated on a straight-line basis.* In addition, permanent impairment of fixed assets is recognized by unscheduled depreciation.

Scheduled depreciation, predominantly on a straight-line basis, is largely based on the following useful economic lives:

Category		Useful life (years)
Intangible assets:		
Goodwill		15 or 5
Software		3–5
Concessions, licenses, etc.		5–10 or contract duration
Segment-specific tangible assets		
E & P	Oil and gas wells (Austria) [1]	8 or 15
Gas	Gas pipelines	20
R & M	Storage tanks	40
	Refinery facilities	25
	Pipeline systems	20
	Filling station equipment	10
	Filling station buildings and outdoor facilities	20–25
C & P	Corrosion resistant plants	8–20
Other tangible assets		
Production and office buildings		20 or 40–50
Other plant and equipment		10–20
Tools and equipment		5–10

[1] Oil and gas wells abroad are depreciated on a unit-of-production basis.

The successful-efforts-method is applied to E & P activities abroad. Depreciation is on a field-by-field, unit-of-production basis. Unscheduled depreciation is applied to unsuccessful exploration wells; dry development wells remain capitalized. The cost of geological and geophysical studies is expensed as incurred.

In Austria the direct costs of exploration and development drilling are capitalized on a well-by-well basis, and straight-line depreciation is applied except when dry holes lead to write-offs.

Interest on borrowings incurred in international E & P activities over more than one accounting period in connection with the production of fixed assets is capitalized as part of the cost of the asset.

Tools and equipment are partly carried at fixed values or depreciated on a straight-line basis over a useful economic life of five to ten years.

Beginning in 1999, the cost of **major overhauls** is being accounted for by the component depreciation method. Expenses directly attributable to a plant that are allowable for capitalization are capitalized in the year in which they arise, and thereafter written off on a straight-line basis over the period until the next overhaul. Previously, this item was accounted for by accrue in advance method. OMV takes the view that the new method, whereby costs actually incurred are capitalized, has significant advantages over the previous method in application, and believes that the new method provides a truer picture of the economic realities concerned. This change in the valuation basis results in the release of provisions for the overhaul of equipment amounting to ATS 619 million. As ACC does not allow a revaluation of assets in cases of changes in the valuation basis there will be favorable results within the next four years until this process of overhauling of equipment is finished.

The improved result compared with a normal period amounts to ATS 159 million in the year under review and ATS 205 million for the next four years accumulated.

Costs relating solely to maintenance and repairs are treated as expenses in the year in which they arise.

Financial assets
Investments are carried at acquisition cost less any likely permanent impairment. Interest bearing loans are stated at nominal value, and interest free loans at present value. Securities held as fixed assets are carried at the lower of cost or market value at balance sheet date.

b) Inventories
Own production of **crude oil, other raw materials, semi-finished and finished products** is reported at the lower of production cost, determined by the average cost method, or market value. Purchased crude, as well as work in progress and finished petroleum products within the refineries, and since 1999, the work in progress and finished products of Agrolinz Melamin GmbH, are valued according to the last-in, first-out (LIFO) method. The change from the average cost method, previously used by Agrolinz, to the LIFO method resulted in immaterial additional expenses.

Materials and supplies are valued at the lower of cost, determined by the moving average method, or market value.

c) Accounts receivable and other assets
These are stated at the lower of acquisition cost or market value at balance sheet date. Foreign currency accounts receivable from intra-group clearing activities are translated using mid market rates. All recognizable risks are accounted for by means of valuation allowances.

d) Reversal of unscheduled depreciation
The relevant items in the consolidated accounts contain no material unrecorded write-ups as per section 208 paragraph 2 of the ACC.

e) Provisions
Provisions for severance payments are calculated according to actuarial principles, using the discounted standard entry age method based on Ettl-Pagler mortality tables.

Pension commitments are accounted for by setting up **provisions for pensions** or payments to an external pension fund. Calculation of the provisions for pensions is also on the basis of actuarial principles, using the discounted standard entry age method. No provisions are set up for pension obligations transferred to the external pervision fund as long as there is no need to make additional payments to it as at balance sheet.

At most consolidated companies with company pension plans pension entitlements have progressively been entirely or partially transferred to external pension funds in recent years (cf. Note 10).

Entitlements to **jubilee payments** are calculated in accordance with actuarial principles. The provision for jubilee payments is reported under "Other provisions" (cf. Note 11, "Personnel provisions").

Provisions for **decommissioning, restoration and environmental costs** are formed if there is a high degree of likelihood that such commitments will arise.

Provisions are formed for all other risks likely to lead to reductions in income.

f) Liabilities

Liabilities are carried at the higher of the amount repayable, the nominal value, or the respective value at balance sheet date. Foreign currency liabilities are valued at the higher of the rate ruling at time of acquisition or that at balance sheet date.

g) Deferred taxes

The OMV Group has provided for deferred taxes on all temporary differences (differences between book values for consolidated accounting and tax purposes which are equalized in subsequent years). Tax-loss carry forwards are taken into account in calculating deferred tax assets.

Group-wide deferred tax assets and liabilities are netted and reported either under provisions (liabilities) or as a separate item before the prepaid expenses and deferred income (assets).

If the probability of deferred tax assets being realized is in excess of 50%, then the values are retained. Otherwise a valuation allowance is reported as a separate item.

In the case of elimination of unrealized intra-group profits on inventories, current income taxes are accrued.

With the exeption of investment allowances, deferred taxes are also inputed for untaxed reserves. The untaxed reserves are reported in the consolidated accounts under "Revenue reserves". No deferrred tax liability is recognized for undistributed revenue reserves of domestic subsidaries because the latter can be transferred to the parent company without any tax consequences.

Petroleum Revenue Tax (PRT) is payable on the net cash flow generated by oil and gas production from certain fields in the United Kingdom, and Petroleum Resource Rent Tax (PRRT) in Australia. The total anticipated PRT is charged on a unit-of-production basis over the lifetime of a field. Any difference between the PRT liability on a unit-of-production basis and PRT payable in a given year is shown as deferred taxation. Levies paid under the tax paid cost (TPC) system in Libya are likewise reported under "Taxes on income".

3 Foreign currency translation

As a general rule, the **current rate** method is applied in the translation of financial statements of foreign Group companies. Where the functional currency differs from the national currency, the **temporal method** is used.

The difference between equity translated at historic rates plus results for the year translated using the average rate method, and equity at balance sheet date translated using the current rate method, is carried under exchange differences and does not affect income. Since the beginning of 1999, in line with international currency translation standards, all income statement items and net income for the year have been translated using the average rate method (previously, depreciation and net income for the year were translated at the rate ruling at balance sheet date).

Notes

Summary of significant accounting policies

The following important rates have been applied in converting currencies:

ATS	1999		1998	
	Balance sheet date	Average	Balance sheet date	Average
US Dollar	13.6973	12.8982	11.7470	12.3800
German Mark	703.5531	703.5531	703.5500	703.5900
Australian Dollar	8.9225	8.3194	—	—
Italian Lire	0.7107	0.7107	0.7105	0.7100
Hungarian Forint	5.4026	5.4445	5.4059	5.7500
Slovak Crown	32.4528	31.2033	32.4200	35.5100
Czech Crown	38.1140	37.3106	39.1000	38.6300
Bulgarian Leva	709.1659	707.5481	—	—

4
Consolidated Group and restructuring

The list of investments on pages 40 and 41 gives an overview of Group companies consolidated fully, pro rata or at equity, and of other investments. The number of consolidated companies has changed as follows:

	1999	1998	1999	1998	1999	1998
	Full consolidation	Full consolidation	Pro rata consolidation	Pro rata consolidation	Equity consolidation	Equity consolidation
As of Dec. 31 previous year	**33**	**44**	**2**	**2**	**11**	**9**
First consolidated in year under review	6	3	—	—	1	2
Merged in year under review	—	(5)	—	—	—	—
Disposed of during year under review	—	(9)	—	—	—	—
As of Dec. 31	**39**	**33**	**2**	**2**	**12**	**11**
[thereof foreign companies]	[18]	[13]	[—]	[—]	[7]	[6]

Newcomers to the **consolidated Group** were OMV Kiskereskedelmi Kft. and OMV Projekt Kft., included as a result of the acquisition of a retail network in Hungary at the beginning of 1999. During the year under review filling station operations were set up in Bulgaria and Romania. The companies in question, OMV Bulgaria EOOD and SC OMV Romania Mineraloel s.r.l., were for the first time included in the consolidated accounts as at December 31, 1999. OMV - International Services Ges.m.b.H. was founded at the start of the year to run the international Routex Card business, and is also included. OMV Praha CS, s.r.o, previously not included, has been merged with OMV Ceská republika, s.r.o, Prague, which is a consolidated company.

At the beginning of the year the OMV Australia Pty Ltd., an exploration company, was founded, the accounts of which are included in OMV Group on consolidated basis. In the second half of the year this company acquired the Australian Cultus Petroleum NL, a group with exploration and production activities, whereby the results for the October to December 1999 period are included in the accounts.

Notes to the annual financial statements

5
Fixed assets

Movements in **goodwill** disclosed on initial consolidation during the year were as follows:

ATS 1,000			1999
	Gross value	Depreciation	Net value
Goodwill as of Jan. 1	1,368,392	(803,524)	564,868
Foreign currency differences	(3,287)	(4,355)	(7,642)
Additions	537,932	(326,596)	211,366
Disposals	(2,753)	1,364	(1,389)
Goodwill as of Dec. 31	**1,900,284**	**(1,133,111)**	**767,173**

The changes in the **consolidated Group** had the following impact on the structure of fixed assets:

ATS 1,000		1999			1998	
	Gross value	Depreciation	Net value	Gross value	Depreciation	Net value
Intangible assets						
Additions	581,358	190	581,548	308,139	(248)	307,891
Disposals	—	—	—	(485,600)	409,761	(75,839)
Tangible assets						
Additions	2,486,188	(698,672)	1,787,516	541,056	(33,092)	507,964
Disposals	—	—	—	(9,731,687)	6,201,420	(3,530,267)
Financial assets						
Additions	23,679	—	23,679	(41,391)	—	(41,391)
Disposals	—	—	—	(95,150)	1,761	(93,389)
Total	**3,091,225**	**(698,482)**	**2,392,743**	**(9,504,633)**	**6,579,602**	**(2,925,031)**

The **"Land and leasehold rights, buildings and buildings on third party property"** item largely concerns oil and gas properties acquired by foreign Group E & P companies. The land value included in this item totaled ATS 4,363,663 thousand (1998: ATS 2,839,861 thousand).

Unscheduled depreciation of fixed assets amounted to ATS 432,485 thousand (1998: ATS 125,177 thousand), with financial assets accounting for ATS 47,109 thousand (1996: ATS 12,201 thousand) of the total.

In 1999, **interest on borrowings** in connection with the production of fixed assets amounting to ATS 4,490 thousand was capitalized (1998: ATS 46,018 thousand). The book value of capitalized interest on all borrowings was ATS 335,150 thousand (1998: ATS 320,276 thousand).

Loans with maturities of up to one year amounted to ATS 177,893 thousand (1998: ATS 35,467 thousand); loans to consolidated subsidaries stood at ATS 46 thousand (1998: ATS 1,845 thousand).

As of December 31, 1999, **loans to members of the Executive Board and directors of subsidiaries** amounted to ATS 870 thousand (1998: ATS 2,870 thousand). In 1999 repayments of ATS 2,054 thousand were made (1998: ATS 120 thousand). The loans are either interest-free, or bear interest rates of 1% or 6%. They have various maturities and are partly secured by mortgages.

The change in the carrying amount of investments accounted for at equity was as follows:

ATS 1,000	1999	1998
Book value of investments valued at equity	4,544,654	4,570,345
Share of net assets	5,088,018	4,592,639
Dividend paid	**160,039**	**289,857**
Share of income	593,510	430,738
Goodwill amortization	—	(96,101)
Net income from associated companies	**593,510**	**334,637**

Net income from associated companies contains a valuation effect (change from provision method to capitalization method for upgrading costs of equipment) from Borealis amounting ATS 136,482 thousand in the year under review.

The summarized balance sheet and income statement data for investments carried at equity are as follows:

ATS 1,000	1999	1998
Current assets	18,327,738	15,397,304
Fixed assets	31,229,966	24,448,587
Current liabilities	12,530,994	14,040,780
Non-current liabilities	17,782,448	8,836,249
Minorities	125,829	122,118
Sales	50,789,633	44,920,374
Operating income	2,974,943	2,499,145
Net income	1,925,802	1,698,295

The main equity investee is Borealis A/S. Sales to the Borealis Group generated by product supplies were ATS 4,879 million (1998: ATS 4,410 million). Other trade receivables from Borealis in 1999 amounted to ATS 148 million.

6
Inventories

In the second half of the year, and particularly in the last two months, inventories valued according to the LIFO method were significantly below the previous year's level. Crude and products taken from inventory drawdown were at the very low LIFO valuations of December 31, 1998 due to the low crude price level then prevailing. Comparison with the significantly higher replacement costs at times of layer reductions reveals a total difference of ATS 630 million. Due to the high oil price level the replacement value of inventories valued according to the LIFO method at balance sheet date was ATS 2,970 million (1998: ATS 79 million) higher than the amount reported. At the end of 1999 approximately 50% (1998: 68%) of all inventories were valued according to the LIFO method.

7
Accounts receivable and other assets

Receivables of ATS 53,798 thousand (1998: ATS 43,618 thousand) were secured by bills of exchange.

ATS 1,000	1999		1998	
	< 1 year	> 1 year	< 1 year	> 1 year
Receivables from trade	9,968,435	58,456	7,583,582	32,155
Receivables from consolidated subsidaries	447,733	8,409	353,684	84,897
[thereof financing and clearing]	[105,807]	[8,409]	[2,250]	[84,897]
Receivables from associated companies	551,031	136,151	590,361	—
Other receivables and assets	892,169	47,140	922,154	53,513
Total	**11,859,368**	**250,156**	**9,449,781**	**170,565**

Accrued income of ATS 233,016 thousand (1998: ATS 244,680 thousand) is included in the "Other receivables and assets" item.

Individual and lump-sum valuation allowances were as follows:

ATS 1,000						1999
	As of Jan. 1	Additions/ releases	Lapsed claims	Foreign currency differences	As of Dec. 31	[thereof lump-sum adjustment]
Receivables from trade	167,630	62,695	(23,693)	1,200	207,832	[25,024]
Receivables from consolidated subsidaries	92,602	—	(92,602)	—	—	[—]
Receivables from associated companies	3,001	2,193	—	—	(5,194)	[—]
Other receivables and assets	53,420	(13,468)	(4,630)	(437)	34,885	[—]
Total	**316,653**	**51,420**	**(120,925)**	**763**	**247,911**	**[25,024]**

						1998
Receivables from trade [1]	205,599	18,214	(57,672)	1,489	167,630	[36,139]
Receivables from consolidated subsidaries	90,523	2,079	—	—	92,602	[—]
Receivables from associated companies	1,789	1,212	—	—	3,001	[873]
Other receivables and assets [1]	46,694	9,016	(1,170)	(1,120)	53,420	[—]
Total	**344,605**	**30,521**	**(58,842)**	**369**	**316,653**	**[37,012]**

[1] The amount of valuation allowances as of January 1 was restated due to changes in the consolidated Group (PCD Group no longer consolidated).

8

Deferred taxes

The accrual of deferred taxes on temporary differences as well as on tax-loss carry forwards results in net deferred tax assets, the breakdown of which is as follows:

ATS 1,000				1999
	Deferred tax assets	Valuation allowance	Deferred tax liabilities	Balance
Intangible fixed assets	2,396	110	124	2,162
Tangible fixed assets	110,471	24,324	1,389,466	(1,303,319)
Financial fixed assets	409,160	1,188	42,649	365,323
Deferred PRT assets	205,432	—	—	205,432
Corporation tax on deferred PRT assets	—	—	61,624	(61,624)
Inventories	340,104	2,188	—	337,916
Receivables and other assets	30,054	25,708	281,556	(277,210)
Untaxed reserves	—	—	199,659	(199,659)
Provisions for pensions and severance payments	1,089,795	—	—	1,089,795
Other provisions	465,174	8,980	510	455,684
Liabilities	7,544	353	—	7,191
Other	114,780	4,881	4,352	105,547
Tax-loss carry forwards	1,555,602	529,890	—	1,025,712
Total	**4,330,512**	**597,622**	**1,979,940**	**1,752,950**

ATS 1,000				1998
(cont'd)	Deferred tax assets	Valuation allowance	Deferred tax liabilities	Balance
Intangible fixed assets	2,494	—	—	2,494
Tangible fixed assets	86,932	9,115	989,102	(911,285)
Financial fixed assets	520,523	—	42,815	477,708
Deferred PRT assets	224,015	—	—	224,015
Corporation tax on deferred PRT assets	—	—	69,448	(69,448)
Inventories	34,785	224	2,230	32,331
Accounts receivable and other assets	32,145	21,869	327,390	(317,114)
Untaxed reserves	—	—	175,262	(175,262)
Provisions for pensions and severance payments	1,028,065	5,974	120	1,021,971
Other provisions	622,481	395	2,347	619,739
Liabilities	29,990	—	36	29,954
Other	142,297	91	—	142,206
Tax-loss carry forwards	1,714,208	366,437	—	1,347,771
Total	**4,437,935**	**404,105**	**1,608,750**	**2,425,080**

At the end of 1999 OMV had **tax-loss carry forwards** of ATS 4,822,626 thousand (1998: ATS 5,064,174 thousand). Carry forward amounts expire as follows:

ATS 1,000	1999		1998
		1999	73,978
2000	28,772	2000	26,384
2001	45,458	2001	45,458
2002	148,154	2002	119,645
2003	85,909	2003	0
2004	42,702	Beyond 2003	587,726
Beyond 2004	60,691	Indefinitely	4,210,983
Indefinitely	4,410,940		
Total	**4,822,626**	**Total**	**5,064,174**

9
Stockholders' equity

The **capital stock** of OMV Aktiengesellschaft previously consisted of 27,000,000 common shares with a nominal value of ATS 100 per share. In the year under review the capital stock was converted into no par value shares and euro. The capital stock of OMV Aktiengesellschaft was slightly increased to ATS 2,701,009 thousand using revenue reserves, and now stands at EUR 196,290,000 in the form of 27,000,000 no par value shares.

The **revenue reserves** include the net income and losses of the fully, pro rata and equity consolidated companies, valued according to the form of consolidation.

Untaxed reserves of individual accounts of subsidaries were reclassified to revenue reserves in an amount of ATS 1,598,229 thousand (1998: ATS 1,517,784 thousand) after deduction of deferred taxes amounting to ATS 199,659 thousand (1998: ATS 175,262 thousand).

The **unappropriated income** of the Group corresponds to that of the parent company.

10 Provisions for severance payments and pensions

a) Provisions for severance payments
In 1998 the discount rate applied to provisions for severance payments was lowered from 6% to 3.5%.

b) Provisions for pensions
The most recent research findings indicate that the mortality tables used until now need to be revised to reflect higher average life expectancies. The new mortality tables have been applied to the group of indexed pension commitments which are of material importance, namely those to pensioners of OMV Aktiengesellschaft, though the discount rate has been raised from 3.5% to 4%. Use of the new tables and changed interest rate resulted in a charge of ATS 302 million.

Indexed pension commitments to active OMV Aktiengesellschaft employees are calculated as before, applying a discount rate of 6%, as an additional provision has been set up to provide for the planned settlement of the indexation. Indexed pension commitments to pensioners outside OMV Aktiengesellschaft are still calculated on the basis of the old Ettl-Pagler mortality tables, applying a 3.5% discount rate. In the case of a group of non-indexed pension commitments to retired employees of Agrolinz Melamin GmbH a discount rate of 6% is applied.

In the year under review, pension entitlements of retired persons amounting to some ATS 324,074 thousand (1998: ATS 382,000 thousand) were transferred to the APK pension fund.

11 Other provisions

ATS 1,000		**1999**		**1998**
	< 1 year	> 1 year	< 1 year	> 1 year
Compulsory crude inventories	438,882	109,721	407,533	101,883
Decommissioning, restoration and environmental costs	60,109	3,101,544	54,656	3,144,612
Personnel provisions (including jubilee payments)	762,329	2,679,652	731,720	3,331,367
Accrued additions to fixed assets and other trade payables	3,279,173	—	1,993,779	—
Other	748,565	603,371	679,850	1,056,401
Total	**5,289,058**	**6,494,288**	**3,867,538**	**7,634,263**

In the current year the amortization period for abandonment regarding gasstorage wells has been exented from 15 to 30 years, leading to a positive impact on the income in the amount of ATS 84,220 thousand.

In 1998 the discount rate applied to entitlements to jubilee payments was reduced from 6% to 3.5%.

In the 1998 financial year a provision of ATS 152 million, reported under "Personnel provisions", was set up for the planned reduction of 237 employees of Agrolinz Melamin GmbH. As of the end of the year this provision still amounted to ATS 38 million, in respect of 65 employees; completion of the staff reduction program is scheduled for the year 2000.

12
Liabilities

ATS 1,000

1999	Total	thereof maturity < 1 year	> 1 < 5 years	> 5 years	collaterals
Long-term special financing	4,365,801	516,627	2,796,639	1,052,535	—
Amounts due to banks	11,426,739	5,917,613	2,865,434	2,643,692	691,255
Payments received on account	63,728	59,500	4,228	—	—
Trade payables	4,384,748	4,374,053	10,695	—	—
Notes payable	5,907	5,907	—	—	—
Accounts payable to consolidated subsidaries	82,785	20,697	62,088	—	—
[thereof financing and clearing]	[62,103]	[16]	[62,087]	[—]	[—]
Accounts payable to associated companies	551,837	547,502	4,335	—	—
Other liabilities	4,037,111	3,973,075	64,036	—	—
Total	**24,918,656**	**15,414,974**	**5,807,455**	**3,696,227**	**691,255**

1998	Total	< 1 year	> 1 < 5 years	> 5 years	collaterals
Long-term special financing	4,676,744	584,653	2,031,773	2,060,318	22,000
Amounts due to banks	7,857,649	3,123,052	3,993,477	741,120	—
Payments received on account	58,995	53,148	5,847	—	—
Trade payables	3,581,062	3,571,428	9,634	—	—
Notes payable	67,565	67,565	—	—	—
Accounts payable to consolidated subsidaries	138,273	59,318	78,955	—	—
[thereof financing and clearing]	[85,262]	[6,307]	[78,955]	[—]	[—]
Accounts payable to associated companies	265,734	264,810	924	—	—
Other liabilities	3,912,926	3,855,633	57.293	—	—
Total	**20,558,948**	**11,579,607**	**6,177,903**	**2,801,438**	**22,000**

"Long-term special financing" mainly concerns an advance tariff payment of ATS 4,078,934 thousand (1998: ATS 4,296,684 thousand) to finance the Trans-Austria Gasleitung (TAG gas pipeline) expansion scheme. Of this amount, the OMV Aktiengesellschaft is liable only for about 6%, equivalent to its share of total committed capacity of the pipeline.

Expenses of ATS 1,570,091 thousand (1998: ATS 1,667,137 thousand), falling due after balance sheet date, are shown under the "Other liabilities" item. The short-term component of thereof includes ATS 2,802,505 thousand in tax liabilities (1998: ATS 2,644,857 thousand) and ATS 80,163 thousand in social security contributions payable (1998: ATS 88,146 thousand).

Loan financing (largely unsecured) and long-term special financing have the following maturities:

ATS 1,000	1999	1998
Short-term loan financing	3,659,098	2,972,840
Short-term component of long-term loan and special financing	2,775,142	734,864
Total short term	**6,434,240**	**3,707,704**
Long-term loan and special financing repayment schedule:		
2000	2,775,142	
2001	1,487,971	
2002	1,326,406	
2003	1,444,467	
2004	1,403,230	
2005 and subsequent years	3,696,226	
Total as of Jan. 1, 2001	**9,358,300**	

Breakdown of special financing, and amounts due to banks, by currency and interest rate:

ATS 1,000	1999	Weighted average interest rate in %	1998	Weighted average interest rate in %
Long-term debt rates				
Fixed rates				
EUR	6,855,196	4.27	6,583,629	4.31
USD [1]	244,168	0.00	496,499	2.65
CHF	168,028	3.19	65,741	5.25
JPY	58,339	0.57	0	—
Total	**7,325,731**		**7,145,869**	
Variable rates				
EUR	2,402,149	3.27	830,584	3.66
USD	1,917,622	5.50	1,436,223	5.50
AUD	463,970	6.04	0	—
GBP	23,970	7.00	96,737	7.00
CHF	0	—	52,140	2.00
Total	**4,807,711**		**2,415,684**	
Short-term debt rates				
EUR	2,503,636	3.63	1,105,358	3.02
KCS	344,843	5.86	718,579	10.59
GBP	265,600	5.92	305,300	6.90
AUD	238,900	6.74	0	—
SKK	213,561	14.09	350,901	18.68
HUF	44,841	14.64	183,456	18.96
USD	43,242	6.80	302,334	5.62
BGN	4,475	6.11	0	—
CHF	0	—	6,912	2.30
Total	**3,659,098**		**2,972,840**	

[1] *Relates partly to amounts repayable under an exploration and production sharing agreement in Libya which is non-interest bearing.*

As of December 31, 1999, OMV had unused long-term credit lines of approximately ATS 0.2 billion (1998: approximately ATS 0.8 billion) and unused short-term facilities of approximately ATS 2.5 billion (1998: approximately ATS 2.5 billion).

13 Deferred income

The "Deferred income" item mainly relates to gas transportation tariffs received in advance, amounting to ATS 476,862 thousand (1998: ATS 566,274 thousand), and building subsidies received in an amount of ATS 621,463 thousand (1998: ATS 635,396 thousand).

14 Other operating income

ATS 1,000	1999	1998
Gains on the disposal and write-up of fixed assets, excluding financial assets	65,369	195,518
Income from the release of provisions	1,192,233	396,279
Other	391,802	491,822
Total	**1,649,404**	**1,083,619**

In 1999, income from the release of provisions included ATS 619,034 thousand from the release of provisions for the major overhaul of large-scale plants (change in basis of valuation, see Note 2 a).

15 Expenses for materials and services

ATS 1,000	1999	1998
Expenses for materials	48,978,614	42,194,010
Expenses for services	2,559,892	2,996,416
Total	**51,538,506**	**45,190,426**

16 Personnel expenses

ATS 1,000	1999	1998
Wages	1,590,719	1,732,241
Salaries	2,702,413	2,938,919
Statutory social security contributions, payrelated levies and compulsory contributions	995,614	1,097,788
Other social expenses	46,010	48,312
Total	**5,334,756**	**5,817,260**

The lowering of the discount rate for calculating jubilee payments from 6% to 3.5% resulted in a one-off charge of ATS 52,139 thousand in 1998.

In 1999, the total remuneration of the Executive Board and directors of consolidated subsidaries amounted to ATS 127,777 thousand (1998: ATS 110,293 thousand). Payments to former members of the Executive Board and directors of consolidated subsidaries, and their surviving dependents amounted to ATS 31,788 thousand (1998: ATS 31,759 thousand). Members of supervisory boards and boards of directors received a total of ATS 3,030 thousand for their activities in the 1999 financial year (1998: ATS 3,357 thousand).

Payments into the contributions-based severance payments plans operated by Agrolinz Melamin Italia S.r.l. are charged as expenses for the period.

Average number of employees:
Employees of pro rata consolidated companies are included in proportion to the equity holding.

	1999		1998	
	Total	[thereof pro rata consolidated companies]	Total	[thereof pro rata consolidated companies]
Salaried staff	3,445	[91]	3,717	[85]
Non-salaried staff	2,691	[20]	2,991	[20]
Average payroll	**6,136**	**[111]**	**6,708**	**[105]**

Notes to the annual financial statements

17 Expenses for severance payments and pensions

Changes in the valuation of provisions for pensions (cf. Note 10 b) resulted in expenses of ATS 302,226 thousand in 1999.

In 1998, the lowering of the discount rate used in calculating severance payment provisions from 6% to 3.5% resulted in an additional expense of ATS 254,879 thousand.

ATS 1,000	1999	1998
Expenses for severance payments	386,142	477,268
Pension payments and pension fund contributions	1,208,084	1,413,433
Adjustments to pension provisions	(375,043)	(545,121)
Total	**1,219,183**	**1,345,580**

The breakdown of expenses for severance payments and pensions was as follows:

ATS 1,000	1999		1998	
	Severance payments	Pensions	Severance payments	Pensions
Executive Board and directors	5,215	31,866	5,363	18,517
Senior executives	4,345	36,452	9,804	13,266
Other employees	376,582	764,723	462,101	836,529

18 Depreciation and amortization

ATS 1,000	1999	1998
Goodwill amortization	326,596	143,075
[thereof unscheduled]	[250,000]	[87,331]
Other scheduled depreciation	3,842,462	3,454,025
Other unscheduled depreciation	135,376	25,645
Total	**4,304,434**	**3,622,745**

Unscheduled goodwill amortization during the current period concerns goodwill arising from acquisitions of filling station companies. The result expectations from the date of acquisition had to be revised. From a recalculation of the investment based on discounted cash flows a write-off to an amount of ATS 250,000 thousand became necessary.

19 Other operating expenses

ATS 1,000	1999	1998
Taxes not shown under item 23	520,664	528,013
Maintenance and repairs	1,386,223	1,454,497
Outgoing freight and other transportation costs	960,821	1,009,820
Allocations to provisions and valuation allowances [1]	123,164	274,969
Rental, leasehold and leasing expenses	644,757	577,545
Advertising and entertainment expenses	332,498	324,188
Cost of insurance, legal and consulting services	481,294	454,433
Foreign currency differences and foreign exchange losses	152,146	180,850
Other	2,411,615	2,513,763
Total	**7,013,182**	**7,318,078**

[1] In 1998, ATS 152 million in personnel expenses incurred by Agrolinz Melamin GmbH in respect of the planned reduction of 237 employees were reported under "Allocations to provisions" (cf. Note 11, "Personnel provisions").

20 Income from investments

ATS 1,000	1999	1998
Income from investments – consolidated subsidaries	20,223	19,332
Income from investments – others	32,235	49,821
Income from associated companies	635,263	334,637
Total	**687,721**	**403,790**

Income from associated companies includes ATS 621,154 thousand (1998: ATS 301,854 thousand; net of goodwill amortization of ATS 96,101 thousand) from Borealis A/S, which is consolidated at equity.



21
Expenses arising from financial assets and securities held as current assets

Expenses arising from investments in consolidated subsidiaries were ATS 6,649 thousand (1998: ATS 42,795 thousand). Thereof ATS 5,300 thousand (1998: nil) relate to write-offs of investments. Depreciation on other financial assets amounted to ATS 41,809 thousand (1998: ATS 12,201 thousand). Associated companies accounted at equity caused losses amounting to ATS 41,753 thousand (1998: nil).

22
Interest and similar expenses

The interest component of provisions for employee benefit plans reported in the financial result amounted to ATS 530,100 thousand (1998: ATS 486,149 thousand).

23
Extraordinary income and expenses

The sale of the PCD Group in 1998 resulted in extraordinary expenses of ATS 115,379 thousand. Under the same heading there was extraordinary income of ATS 36,193 thousand corresponding to the deferred taxation on the loss on disposal.

24
Income taxes

The income tax burden during the current period and the pretax earnings determining the effective tax rate were as follows:

ATS 1.000	1999	1998
Income from ordinary activities:		
Austria	2,749,979	2,019,421
Foreign	1,080,481	1,047,580
Total	3,830,460	3,067,001
Income taxes:		
Austria	75,866	69,272
Foreign	452,592	250,346
Deferred taxes	632,481	338,457
Total – expense	**1,160,939**	**658,075**
Deferred taxes on extraordinary expenses	—	36,193
Total – income	—	**36,193**

The **effective tax rate** represents the ratio of income tax expense – to the extent that it is attributable to the income from ordinary activities – to income from ordinary activities. The resultant tax rate is compared with the Austrian standard corporate income tax rate of 34%, and the major differences are shown in the following table:

Taxes on income in %	1999	1998
Austrian corporate income tax rate	**34.0**	**34.0**
Tax effect of:		
Foreign tax rate differential	4.3	2.7
Nondeductible expenses	3.3	2.5
Nontaxable income	(9.6)	(4.7)
Investment allowance	(2.5)	(1.9)
Writedown at parent company level	(0.1)	(4.1)
Lapsed tax-loss carry forwards	0.5	0.5
Petroleum Revenue Tax (PRT) [1]	1.2	2.5
Change in valuation allowance for deferred taxes	1.2	(8.7)
Other	(2.0)	(1.3)
Effective income tax rate as per ACC	**30.3**	**21.5**

[1] PRT is levied on a field-by-field basis on revenues from oil and gas operations in the UK after deduction of certain production costs and reliefs.

OMV Aktiengesellschaft has tax pooling arrangements with some of its subsidiaries. The integrated tax group comprises all the main subsidiaries in Austria, except for Agrolinz Melamin GmbH and Polyfelt GmbH. The integrated tax pooling enables OMV Aktiengesellschaft to offset its taxable income against any losses made by subsidiaries. Profits transferred from domestic subsidiaries are exempt from taxation. Dividends from foreign investments in which there is a holding of 25% or more are also excluded from tax liability at parent company level.

Additional information on the financial position

25 Statement of cash flows

Cash and cash equivalents include cash balances, bank accounts and highly liquid short-term investments with low realization risk, i. e. negligible short-term exchange and interest risks (the maximum maturity for such investments is three months).

ATS 1,000	1999	1998
Cash paid for:		
Interest	1,248,882	1,271,201
Income taxes	522,569	445,195

Receivables from the sale of fixed assets in the current period amounting to ATS 18,725 thousand (1996: ATS 30,844 thousand) are reported under cash flow from investing activities.

The "Group clearing" item comprises short-term financing of non-consolidated Group companies. The cash inflow in 1998 resulted mainly from repayment of short-term borrowings by the PCD Group.

Effects of **changes in the consolidated Group:**

			1999			1998
ATS 1,000	Additions	Disposals	Total	Additions	Disposals	Total
Fixed assets [1]	1,813,073	—	1,813,073	467,262	(3,699,495)	(3,232,233)
Current assets	776,689	—	776,689	25,392	642,671	668,063
Liabilities	(645,640)	—	(645,640)	(338,405)	2,556,856	2,218,451
	1,944,122	—	1,944,122	154,249	(499,968)	(345,719)
Capital consolidation [2]	527,662	—	527,662	307,202	111,217	418,419
Effect on cash and cash equivalents: (Acquisition value) proceeds on disposal	(2,471,166)	—	(2,471,166)	(461,451)	388,751	(72,700)
Cash and cash equivalents held by companies acquired or disposed of	516,662	—	516,662	30,109	(392,709)	(362,600)
Cash outflow	**(1,954,504)**	**—**	**(1,954,504)**	**(431,342)**	**(3,958)**	**(435,300)**

[1] Book value less goodwill plus currency differences
[2] Goodwill of ATS 527,662 thousand (1998: ATS 307,202 thousand)

26 Contingent liabilities

The following contingent liabilities existed at year end:

ATS 1,000	1999	1998
Sureties	15,846	209,825
[thereof to consolidated subsidaries]	[2,714]	[3,812]
Guarantees	54,684	229,680
Notes payable	3,321	31,950
Other	104,646	50,656
Total	**178,497**	**522,111**
[thereof to consolidated subsidaries]	[2,714]	[3,812]

Additional information on the financial position

27
Other commitments and contingencies

In connection with the transfer of pension entitlements to the pension fund APK Pensionskasse AG, OMV Aktiengesellschaft has undertaken to make up any shortage of capital coverage by making additional contributions of varying amounts, depending on the group of persons concerned, to cover any shortcomings in capital coverage. At balance sheet date there was no obligation to make such contributions. OMV forms provisions for legal disputes which are likely to result in losses. Management is of the opinion that litigation, to the extent not provided for or covered through insurance, will not materially affect the Company's consolidated financial position and results of operations.

The production facilities or properties of all Group companies are subject to numerous environmental protection laws and regulations in the countries where they operate. Provisions are made for probable obligations arising from environmental protection measures. The Executive Board believes that compliance with current laws and regulations, and future more stringent laws and regulations, will not have a material negative impact on its consolidated results in the next few years. In connection with the disposal of Chemie Linz GmbH (now DSM Chemie Linz GmbH) the Company has assumed liability for contingent environmental liabilities.

From the sale of PCD Polymere GmbH the company has assumed inter alia liabilities for potential environmental risks. The amount of the potential liability is limited to ATS 1.4 billion in total.

As of balance sheet date the company is not aware of any claims related to the above two disposals.
In connection with the sale of the PCD Group, call and put options have been taken out on real estate in Schwechat and Burghausen.

There are letters of indemnity amounting to ATS 3.1 billion (1998: ATS 2.5 billion) arising from OMV's oil trading activities.

The Company's gas business buys natural gas from Germany, Norway and Russia. The Company is committed by long-term contracts to uptake of a total of approximately 80 bcm of natural gas. Some of these contracts expire in 2008, some in 2012 and some in 2022. The prices are based on certain formulas, and are periodically adjusted to movements in petroleum product and gas prices. Imported gas is mainly resold to the Austrian regional gas distribution companies under long-term agreements of the same durations.

28
Leasing and rental agreements

OMV makes use of both operating and capital leases. Operating leases are used mainly to finance the use of filling station sites, IT equipment and the vehicle fleet. In 1999 the expense incurred under operating leases was ATS 430,029 thousand (1998: ATS 436,581 thousand).

In addition, tangible fixed assets ("Plant and machinery") include the following amounts in respect of capital leasing contracts for gas pipelines entered into by OMV (U.K.):

ATS 1,000	1999	1998
Acquisition cost	573,314	491,682
Cumulative depreciation	(320,051)	(250,681)
Book value	253,263	241,001

As of December 31, 1999 commitments under operating and capital leases were as follows:

ATS 1,000	1999	
	Operating leases	Capital leases
2000	453,886	3,561
2001	332,356	3,260
2002	291,853	3,150
2003	274,805	3,027
2004	270,109	2,904
2005 and subsequent years	2,232,350	16,012
Total commitment	**3,855,359**	**31,914**
less incidental costs and interest		7,944
Total net capital lease payments		**23,970**
less current capital lease commitments		2,274
Long-term capital lease commitmentss		**21,696**

29 Derivative instruments

The OMV Group is exposed to market risks resulting from changes in interest rates, currency exchange rates and commodity prices. It is OMV's policy only to use derivative instruments in connection with physical transactions, as a means of managing the related risks.

Commodity price risk management

Short-term derivatives are used to minimize the commodity price risk exposure of the Group's supply and trading operations. Exchange-traded oil futures and over-the-counter (OTC) contracts for difference are mainly used for this purpose.

Gains or losses from derivative transactions are recognized in the income statement as soon as the underlying transactions have been settled, and are reported under the EBIT of the segment concerned.

OMV uses crude oil swaps, collars and put options to hedge part of the revenues from its future foreign crude production. Gains or losses from swap transactions are reported as increases or reductions in turnover for the period in question. The terms of such swaps range from several months to just over one year.

Due to periodic maintenance shutdowns of some refinery plant, inventories are run up or drawn down at rates in excess of normal operating requirements. Derivatives are used to minimize the related price risk. Swaps and future spreads are employed to bring the price basis of these atypical inventories into line with the production plan.

Swaps and futures are occasionally used to take advantage of price conditions favorable to the Group's supply and inventory operations (e. g. contangos) at limited risk. Such transactions are normally settled at the end of the quarter, and the results recognized as adjustments to the cost of material.

The notional value of open positions as of December 31 was as follows:

ATS 1,000	1999	1998
Futures	69,677	410,869
Put options	516,409	0
Collars	1,084,395	0
Swaps	876,849	777,948

Foreign exchange risk management
Hedging activities are largely restricted to crude trading and financing operations. In the crude trading area, the difference between the buying and selling price is hedged by short-term forward exchange transactions (under 90 days).

Depending on the nature of the underlying transactions, the profits or losses from hedging operations are recognized either as other operating expenses/income or as interest expenses/income.

The subsidiaries are partly financed in ATS. Depending on the interest rate spread, OMV utilizes either short- or long-dated forward exchange contracts to hedge the exchange difference between the Schilling and the functional currency of the subsidiary concerned. Due to the nature of the R & M pricing mechanism, the exchange risk vis-à-vis the USD is not regarded as significant.

The gains or losses on hedging transactions offset those from the underlying current or anticipated physical transactions. Forward exchange contracts attributable to specific current transactions are treated as part of the underlying transaction. Forward contracts related to anticipated (off-balance sheet) transactions are valued at fair value at balance sheet date. Provision is made for any losses indicated by such valuations. Unrealized gains (cf. Note 30) indicated by the valuation at balance sheet date are not recognized in the financial statements.

The nominal values of open positions as of December 31 were as follows:

ATS 1,000	1999	1998
Forward exchange contracts	1,231,949	2,018,960
Long-dated forward exchange contract [1]	428,643	429,200

[1] This item consists of a CHF 50 million 10 year forward position against the DEM maturing in 2004.

Interest rate management
To manage OMV's interest portfolio in a cost-effecitve manner, OMV utilizes interest rate swaps which convert variable rate into fixed rate debt. Interest rate swaps are directly tied to individual liabilities.
As of December 31, 1999 there were no open contracts (notional value of position open as of Dec 31, 1998 ATS 444,690 thousand).

Credit risk management
OMV's credit risk in connection with financial instruments is limited to the amount by which a counterparty's obligation exceeds that of OMV. OMV only enters into contracts involving financial instruments when there are a number of creditworthy counterparties. All counterparties to financial transactions must be approved by the Group's central Treasury Management Department. The limits for each bank must be set in accordance with the Group guidelines established by the OMV Treasury Management Department.

30 Fair value of financial items

Estimates of fair value at balance sheet date, discussed below, are normally based on the market information available.

The fair value of securities held as fixed assets, and of securities and investments held as current assets is calculated on the basis of quoted market prices. In the event that there is no quoted price, the determination of a fair value is impracticable.

The book values of the balance sheet items "Accounts receivable and other assets" and "Cash in hand, checks and cash at bank" are reasonable estimates of their fair values, as these instruments generally have maturities of less than one year.

The fair value of financial liabilities was estimated by discounting future cash flows using the interest rates prevailing at balance sheet date for similar liabilities with like maturities.

Additional information on the financial position

Because of their generally short maturities, the book value of "Other liabilities" is effectively the same as the fair value.

The fair value of derivative financial instruments reflects the amounts that OMV would pay or receive if the contracts were closed at balance sheet date, and thus the current unrealized gains and losses on open positions. Quotes from brokers or appropriate pricing models have been used to estimate the fair value of financial derivatives at balance sheet date.

Due to the fact that other contingent liabilities are tailored to the individual requirements of each case, estimation of their fair value is not feasible.

ATS 1,000	1999		1998	
	Book value	Estimated fair value	Book value	Estimated fair value
Balance sheet item:				
Securities held as fixed assets:	**2,967,117**	**—**	**3,000,008**	**—**
Fair value estimation feasible	2,397,919	2,558,593	2,456,010	2,610,370
Not feasible	569,198	—	543,998	—
Accounts receivable and other assets:	**12,109,524**	**—**	**9,620,346**	**—**
Book value approximates to fair value	12,109,524	12,109,524	9,620,346	9,620,346
Securities and investments:	**1,045,769**	**—**	**973,841**	**—**
Fair value estimation feasible	721,809	721,809	912,383	979,597
Not feasible	323,960	—	61,458	—
Cash in hand, checks, and cash at bank	**2,092,622**	**2,092,622**	**3,408,075**	**3,408,075**
Financial liabilities:	**15,792,540**	**—**	**12,534,393**	**—**
Fixed rates	7,325,731	7,236,766	7,145,869	7,236,018
Variable rates	8,466,809	8,466,809	5,388,524	5,388,524
Other liabilities	**9,126,116**	**9,126,116**	**8,024,555**	**8,024,555**
Off-balance sheet:				
Commodity risk management:				
Commodity futures	—	0	—	3,947
Commodity Put options	—	6,300	—	0
Commodity collars	—	(35,604)	—	0
Commodity swaps	—	(278,483)	—	5,451
Treasury risk management:				
Forward exchange contracts	—	0	—	126,959
Interest rate swaps	—	0	—	(7,179)

Segment reporting

31 Business operations and key markets

The OMV Group is divided into four operating segments: Exploration and Production, Gas, Refining and Marketing, and Chemicals and Plastics. Finance and insurance activities, and other activities not included in the four operating segments form part of the Corporate segment. Group segment reporting is in accordance with the principles of SFAS 131.

Fundamental decisions regarding operating activities are made by the Executive Board of OMV. The operating segments are managed separately, because each represents a strategic unit offering different products and serving different markets.

The E & P activities are mainly concentrated in Austria, Australia, Libya, Pakistan, Sudan, and the UK. The Company is the sole operator of natural gas pipelines in Austria. The Gas segment has a strong position in gas transmission via Austria, in gas imports and marketing, and in gas storage.

Segment reporting

R & M's main markets are Austria, neighboring Central European countries and Bavaria. OMV is the leading filling station operator and petroleum products wholesaler in Austria.

The C & P segment is a leading melamine and fertilizer producer. During the 1998 financial year the PCD Group, which formed part of the Plastics segment, was sold to Denmark's Borealis A/S. OMV then acquired a 25% interest in Borealis. The remaining part of the Plastics segment, the Polyfelt Group, was grouped with the Chemicals segment to form the Chemicals and Plastics (C & P) segment.

OMV's business is subject to the differing economic, regulatory and political conditions prevailing in the countries where it operates.

The key financial measure for the operating segments is earnings before interest and tax (EBIT). In compiling the segment results, business activities with similar characteristics have been aggregated. Internal sales and cost allocations of the parent company are calculated according to internal OMV policies. The intra-group prices of goods and services transferred between operating segments and between geographical areas correspond to market prices.

32 Industry segment information

ATS billion							Industry segment
		E & P	Gas	R & M	C & P	Corporate	Total
Sales of segment [1]	1999	7.63	11.94	53.13	5.05	0.33	78.08
	1998	4.91	12.41	45.76	5.63	1.73	70.44
less: intra-group sales	1999	(5.50)	(0.42)	(0.73)	(0.02)	(0.14)	(6.81)
	1998	(3.29)	(0.47)	(0.17)	(0.01)	(1.55)	(5.49)
Net sales to customers	1999	2.13	11.52	52.40	5.03	0.19	71.27
	1998	1.62	11.94	45.59	5.62	0.18	64.95
EBIT [2]	1999	1.45	1.46	1.16	0.32	(0.47)	3.92
	1998	(0.29) [3]	1.12	1.82	0.78	(0.40)	3.03
Identifiable assets	1999	13.12	9.71	32.06	11.70	6.03	72.62
	1998	11.78	10.08	27.78	11.01	5.59	66.24
Capital expenditure [4]	1999	2.36	0.80	4.93	0.80	0.14	9.03
	1998	1.44	0.82	3.00	4.68	0.13	10.07
Depreciation	1999	1.09	0.87	1.89	0.33	0.12	4.30
	1998	0.89	0.92	1.42	0.30	0.09	3,62

[1] Sales excluding excise petroleum tax
[2] cf. consolidated statement of income for reconciliation of EBIT to net income for the year
[3] rounded
[4] Not identical to additions to fixed assets. The differences result mainly from additions to securities and changes in the consolidated Group.

Income from associated companies (cf. Note 20) is accounted for by C & P at ATS 621,154 thousand (1998: ATS 301,854 thousand), R & M at ATS 10,171 thousand (1998: ATS 23,285 thousand) and Corporate at ATS 3,938 thousand (1998: ATS 9,498 thousand).

Segment reporting, Auditors' opinion

33 Geographical segment information

ATS billion					Geographical segment				
		Austria	Germany	Rest of EU	Central and Eastern Europe	Rest of Europe [3]	Rest of World	Total
Sales	**1999**	47.13	11.18	2.23	13.05	18.48	1.90	93.97
by origin [1]	1998	43.30	10.14	2.00	10.49	12.56	0.82	79.31
less: intra-group sales	**1999**	(5.11)	(0.90)	(0.08)	—	(14.91)	(1.70)	(22.70)
	1998	(3.43)	(0.60)	(0.11)	(0.01)	(9.44)	(0.77)	(14.36)
Net sales to customers	**1999**	42.02	10.28	2.15	13.05	3.57	0.20	71.27
	1998	39.87	9.54	1.89	10.48	3.12	0.05	64.95
Sales	**1999**	34.56	10.80	5.33	15.67	0.53	4.38	71.27
by destination [1]	1998	32.96	13.17	4.78	13.21	0.36	0.47	64.95
Export	**1999**	—	0.96	2.46	5.26	0.22	0.27	9.17
from Austria	1998	—	1.14	2.58	4.63	0.22	0.36	8.93
EBIT [2]	**1999**	2.13	0.78	0.21	0.11	0.17	0.52	3.92
	1998	1.90	0.80	0.20	0.22	0.10	(0.19)	3.03
Intangible and	**1999**	22.87	3.77	4.22	3.90	—	5.26	40.02
tangible assets	1998	21.61	3.35	3.79	3.07	—	3.77	35.59

[1] Sales excluding excise petroleum tax
[2] cf. consolidated statement of income for reconciliation of EBIT to net income for the year
[3] *Rest of Europe includes the international trading activities of a subsidiary located in Switzerland.*

Net sales within Central and Eastern Europe represented sales in the Czech Republic amounting to ATS 7.67 billion (1998: ATS 6.45 billion).

Vienna, February 28, 2000 The Executive Board

Auditors' opinion

We hereby grant the Group financial statements of OMV Aktiengesellschaft, Vienna for the year ended December 31, 1999 – as shown on pages 6 and 8 of the Annual Report as well as on pages 2 to 41 of this version – the following unqualified audit opinion:

"After due examination, we certify that the accounting records and the consolidated financial statements comply with the legal regulations. The Group financial statements give a true and fair view of the Group's assets, liabilities, financial position and profitability, and are in accordance with generally accepted accounting principles.
The Directors' Report corresponds with the financial statements."

Vienna, February 29, 2000

Arthur Andersen Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Michael Schober **Manfred Geritzer**

Certified public accountants

Notes

List of investments

Direct and indirect investments of OMV Aktiengesellschaft with an interest of at least 20%:

Domestic			1999
	Parent company	Equity interest in %	Type of consolidation [1]
Exploration und Production			
OMV (ALBANIEN) offshore Exploration GmbH, Vienna	OPEX	100.00	FC
OMV (ALBANIEN) onshore Exploration GmbH, Vienna	OPEX	100.00	FC
OMV Oil Exploration GmbH, Vienna	OPEX	100.00	FC
OMV Oil Production GmbH, Vienna (OILP)	OPEX	100.00	FC
OMV (PAKISTAN) Exploration Gesellschaft m.b.H., Vienna	OMV	100.00	FC
OMV PEX Öl und Gas Exploration Gesellschaft m.b.H., Vienna (OPEX)	OMV	100.00	FC
OMV (SUDAN) Exploration GmbH, Vienna	OPEX	100.00	FC
OMV (VIETNAM) Exploration GmbH, Vienna	OPEX	100.00	FC
van Sickle Gesellschaft m.b.H., Neusiedl/Zaya	OMV	100.00	FC
Gas			
Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H., Vienna	OMV	51.00	NCS
Ferngas Beteiligungs-Aktiengesellschaft, Vienna (FBET)	OEBG	68.23	FC
GWH Gas- und Warenhandelsgesellschaft m.b.H., Vienna	OMV	50.00	ACPR
Oberösterreichische Ferngas AG, Linz	FBET	50.00	ACPR
OMV Erdgas-Beteiligungsgesellschaft mbH, Vienna (OEBG)	OMV	100.00	OI
Trans-Austria-Gasleitung Gesellschaft m.b.H., Vienna	OMV	51.00	NCS
Refining and Marketing			
Adria-Wien Pipeline Gesellschaft m.b.H., Klagenfurt	OMV	55.00	ACE①
AUSTRIA Mineralöl GmbH, Vienna (AUS)	OMV	100.00	FC
Autobahn-Betriebe Gesellschaft m.b.H., Vienna	OMV	47.19	OI
Colpack-Kolkoks-Wihoko Brennstoffhandel GmbH, Vienna	OMV	50.00	OI
Erdöl-Lagergesellschaft m.b.H., Lannach	OMV	55.60	ACE①
GENOL Gesellschaft m.b.H., Vienna	OMV	29.00	OI
GENOL Gesellschaft m.b.H. & Co, Vienna	OMV	29.00	ACE
HOFER Mineralölvertrieb GmbH, Wilfersdorf	AUS	70.00	NCS
OMV – International Services Ges. m.b.H., Vienna	OMV	100.00	FC
VIVA Tankstellenbetriebs-GmbH, Vienna	OMV	100.00	NCS
WÄRME-ENERGIE VORARLBERG Beratung- und Handels GmbH, Hohenems	OMV	79.67	NCS
Chemicals and Plastics			
Agrolinz Melamin GmbH, Linz (AMG)	OMV	100.00	FC
Chemiepark Linz Services Gesellschaft m.b.H., Linz	AMG	100.00	NCS
GWCL Gemeinnützige Wohnungsgesellschaft m.b.H., Linz	AMG	100.00	NCS
POLYFELT Gesellschaft m.b.H., Linz (PFG)	OMV	100.00	FC
Corporate			
ALTEC Umwelttechnik GmbH, Vienna	OPROT	55.56	FC
Cogeneration-Kraftwerke Management Oberösterreich Gesellschaft m.b.H., Linz	COG	50.00	ACE
Cogeneration-Kraftwerke Management Steiermark Gesellschaft m.b.H., Graz	COG	25.00	ACE
Kärntner Restmüllverwertungs GmbH, Klagenfurt	OPROT	28.50	OI
OMV Clearing und Treasury GmbH, Vienna	OVSS	100.00	FC
OMV Cogeneration GmbH, Vienna (COG)	OMV	100.00	FC
OMV Proterra GmbH, Vienna (OPROT)	OMV	100.00	FC
OMV Versicherungs- und Finanzmanagement GmbH, Vienna (OVSS)	OMV	100.00	FC

[1] Type of consolidation:

FC Full consolidation
ACPR Associated companies subject to pro rata consolidation
ACE Associated companies consolidated under equity method
ACE① Despite a majority stockholding the rights of OMV Aktiengesellschaft are subject to considerable and lasting limitations due to syndicate agreements which prevent OMV from exercising control (section 249 paragraph 1.1 of the ACC)
NCS Non-consolidated subsidiaries
Because of immateriality in terms of providing a true and fair view of the asset position, financial position and profit position of the Group - no consolidation (section 249 paragraph 2 of the ACC)
OI Other investments at acquisition costs – not consolidated
Because of immateriality in terms of providing a true and fair view of the asset position, financial position and profit position of the Group - no equity consolidation (section 263 paragraph 2 of the ACC)

The companies not fully consolidated mainly have a low level of operation or are marketing companies, whereby the aggregate sales of these companies are below 2% of Group sales.

List of investments

Non domestic — **1999**

	Parent company	Equity interest in %	Type of consolidation [1]
Exploration and Production			
Cultus Petroleum N.L., Gordon	OAUST	100.00	FC
OMV AUSTRALIA PTY LTD., Perth (OAUST)	OMV	100.00	FC
OMV EXPLORATION & PRODUCTION LIMITED, Douglas	OMV	100.00	FC
OMV OF LIBYA LIMITED, Douglas	OMV	100.00	FC
OMV (U.K.) Limited, London	OMV	100.00	FC
Repsol Inco AG, Zug	OILP	30.00	OI
Repsol Oil Operations AG, Zug	OILP	30.00	OI
Erdgas			
ADRIA LNG STUDY COMPANY LIMITED, Valetta	OMV	20.40	OI
Raffinerien und Marketing			
Abu Dhabi Petroleum Investments L.L.C., Abu Dhabi	OMV	25.00	OI
CRODUX proizvodno, trgovacko i usluzno d.o.o., Zagreb	ISTRA	100.00	ACE
International Consortium Bulgaria AD, Sofia	OMV	25.00	OI
Istrabenz holdinska druzba, d.d., Koper	OMV	25.00	OI
OMV Bulgarien EOOD Einmanngesellschaft mbH, Sofia	OMV	100,00	FC
OMV Cerpací stanice a.s., Prague	OTCH	100.00	FC
OMV Ceská republika, s.r.o., Prague (OTCH)	OMV	100.00	FC
OMV Deutschland GmbH, Burghausen	OMV	100.00	FC
OMV Fuels v.o.s., Bratislava	OSLO	30.00	
	SLOTS	70.00	OI
OMV Hungária Asványolaj Kft., Budapest (OHUN)	OMV	54.90	
	KISKE	37.20	
	PRKFT	7.90	FC
OMV ISTRABENZ d.o.o., Umag (ISTRA)	OSLOM	99.998	
	ISTRAB	0.002	ACE
OMV ISTRABENZ trgovina z nafto in naftnimi derivati, d.o.o., Koper (ISTRAB)	OSLOM	90.00	ACE
OMV Italia S.r.l., Bozen	OSLOM	100.00	ACE
OMV Kiskereskedelmi Kft., Budapest (KISKE)	OTCH	99.00	
	OMV	1.00	FC
OMV Projekt Kft., Budapest (PRKFT)	OTCH	99.00	
	OMV	1.00	FC
OMV Slovensko, s.r.o., Bratislava (OSLO)	OMV	100.00	FC
OMV Slovensko Cerpacie stanice, spol. s.r.o., Bratislava (SLOTS)	OSLO	100.00	NCS
OMV Supply & Trading AG, Zug	OMV	100.00	FC
OMV Szolgàltatàsok Kft., Budapest	OHUN	100.00	NCS
OMV TRADING SERVICES LIMITED, London	OMV	100.00	NCS
PETRODYNE Köolajtermék és Vegyianyag Kereskedelmi Részvénytársaság, Budapest	OHUN	25.00	OI
Routex B.V., Amsterdam	OMV	26.67	OI
SC OMV Romania Mineraloel s.r.l., Bucharest	OMV	100.00	FC
SLOMIN, holdinska druzba, d.d., Koper (OSLOM)	OMV	50.00	ACE
Chemicals and Plastics			
Agrokémiai Kft., Beled	ALMAG	76.70	NCS
Agrokémia Szolnok Kft., Szolnok	ALMAG	96.67	NCS
Agrolinz Ceské Budéjovice s.r.o., Budweis	AMG	100.00	NCS
Agrolinz Inc., Memphis	AMG	100.00	NCS
Agrolinz Magyarország Kft., Budapest (ALMAG)	AMG	100.00	NCS
Agrolinz Melamin Italia S.r.l., Castellanza	AMG	100.00	FC
BIDIM Geosynthetics S.A., Bezons (BIDIM)	PFG	100.00	FC
Borealis A/S, Lyngby	IOB	50.00	ACE
Commodity Trading International Ltd., Hamilton, Bermuda	PFG	50.00	OI
IOB Holdings A/S, Copenhagen	OMV	50.00	ACE
POLYFELT Deutschland GmbH, Dietzenbach	PFG	100.00	NCS
Polyfelt Geosynthetics Brasil Ltd., Sao Paolo	PFG	90.00	
	PFE	10.00	NCS
Polyfelt Geosynthetics Iberia S.L., Madrid (PFE)	PFG	95.00	
	BIDIM	5.00	NCS
Polyfelt Geosynthetics Italia S.r.l., Lazzate	PFG	100.00	NCS
Polyfelt Geosynthetics Pte. Ltd., Singapore	PFMAL	100.00	NCS
Polyfelt Geosynthetics Schweiz AG, Zurich	PFG	100.00	NCS
Polyfelt Geosynthetics Sdn. Bhd., Kuala Lumpur	PFMAL	100.00	NCS
Polyfelt Geosynthetics (Thailand) Ltd., Bangkok	PFMAL	85.00	NCS
Polyfelt Geosynthetics UK Ltd., London	PFG	100.00	NCS
Polyfelt – L & M Manufacturing Asia Sdn. Bhd., Kuala Lumpur (PFMAL)	PFG	95.00	FC
Corporate			
Amical Insurance Limited, Douglas	OMV	100.00	FC



To the Stockholders and the Board of Directors of OMV Aktiengesellschaft

We have audited the reconciliation statements of consolidated net income for the years ended December 31, 1999 and 1998 and stockholders' equity as of December 31, 1999 and 1998, set out on page 43 of the Group's Annual Report. These statements reconcile consolidated net income for the year and stockholders' equity as determined in accordance with generally accepted accounting principles in Austria and as reported in the audited consolidated financial statements of the OMV Group, to net income for the year and stockholders' equity as determined in conformity with accounting principles generally accepted in the United States and the accounting policies set out in Notes 34 to 43.

We have also audited the supplementary US GAAP disclosures presented in Notes 44 to 51 of the Group's Annual Report which provide certain, but not necessarily all, of the information, additional to that disclosed in the audited consolidated financial statements, that would be required were OMV subject to SEC financial reporting requirements. These supplementary US GAAP disclosures should be read in conjunction with OMV's audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Austria.

Respective responsibilities of directors and auditors

The company's directors are responsible for the preparation of the financial statements and the related reconciliations set out on page 43 and supplementary US GAAP disclosures set out in Notes 34 to 51. In particular, the directors should select suitable accounting policies and apply them consistently and make judgements and estimates that are reasonable and prudent. The directors are also responsible for ensuring that the company keeps proper accounting records and for safeguarding the assets of the company.

It is our responsibility as auditors to form an independent opinion, based on our audit, on the related reconciliations set out on page 43 and supplementary US GAAP disclosures set out in Notes 34 to 51 and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures on page 43 and in Notes 34 to 51. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the reconciliation statements of consolidated net income for the years ended December 31, 1999 and 1998 and stockholders' equity as of December 31, 1999 and 1998, set out on page 43 and in Notes 34 to 43 of the Group's Annual Report, present fairly in all material respects, the reconciliations of consolidated net income for the year and stockholders' equity, as shown in the audited consolidated financial statements and determined in accordance with accounting principles generally accepted in Austria, to net income for the year and stockholders' equity as determined in accordance with accounting principles generally accepted in the United States.

Further, in our opinion, the supplementary disclosures set out in Notes 44 to 51 in respect of the years ended December 31, 1999 and 1998, present fairly such information, additional to that disclosed in the audited consolidated financial statements of the OMV Group set out on pages 6 and 8 of the Annual Report as well as on pages 12 to 41 of this version and determined in accordance with accounting principles generally accepted in Austria, consistently with the related financial reporting requirements applied to foreign registrants by the SEC in the United States.

Vienna, February 29, 2000

Arthur Andersen

Arthur Andersen

Reconciliation of net income and stockholders' equity

Net income

ATS 1,000	1999	1998	*Note*
Net income according to ACC	2,669,521	2,329,740	
Income attributable to minority interests	(28,613)	(28,996)	
Net income after minority interests	**2,640,908**	**2,300,744**	
Depreciation of fixed assets (other than E & P assets)	(443,274)	(486,691)	*34*
Depreciation of fixed assets in E & P	(175,697)	(215,859)	*35*
Sale and leaseback transactions	29,500	34,560	*36*
Purchases of associate/disposal of subsidiary	13,354	(248,763)	*37*
Pensions, severance payments and jubilee payments	786,509	(1,473,748)	*38*
Other provisions	21,282	(119,949)	*39*
Foreign currency translation and transactions	(15,844)	16,643	*40*
Securities	41,857	(43,751)	*41*
Derivative instruments	(318,055)	97,932	*42*
Change in accounting principle: plant upgrade	191,411	0	*49*
Deferred taxes	(97,225)	829,973	*43*
Net income according to US GAAP	**2,674,726**	**691,091**	
Calculation of other comprehensive income (net of tax):			*44*
Foreign currency translation adjustments	346,738	(307,234)	
less reclassification adjustments	0	1,005	
Unrealized gains on securities	21,366	66,033	
less reclassification adjustments	(68,891)	(1,833)	
Minimum pension liability adjustment	(25,902)	(27,533)	
Other comprehensive income	**273,311**	**(269,562)**	
Comprehensive income	**2,948,037**	**421,529**	
Net income per share in ATS [1]	**99,06**	**25,60**	

[1] based on 27,000,000 ordinary shares

Stockholders' equity

ATS 1,000	1999	1998	
Stockholders' equity according to ACC	23,594,283	21,308,718	
Minority interests	(319,228)	(321,424)	
Stockholders' equity after minority interests	**23,275,055**	**20,987,294**	
Depreciation of fixed assets (other than E & P assets)	3,247,860	3,691,134	*34*
Depreciation of fixed assets in E & P	(525,250)	(211,954)	*35*
Gross up of fixed assets in E & P	1,055,244	902,780	*35*
Sale and leaseback transactions	(73,753)	(103,253)	*36*
Purchase of associate/disposal of subsidiary	(205,145)	(218,200)	*37*
Pensions, severance payments and jubilee payments	(631,665)	(1,418,169)	*38*
Other provisions	771,252	750,462	*39*
Foreign currency translation	10,642	169,217	*40*
Securities	160,672	221,574	*41*
Derivative instruments	(222,397)	99,983	*42*
Change in accounting principle: plant upgrade	191,411	0	*49*
Deferred taxes	(1,541,813)	(1,474,536)	*43*
Stockholders' equity according to US GAAP	**25,507,369**	**23,396,332**	



34
Depreciation of fixed assets (other than E & P assets

In the past the depreciation lives for individual plants that were set up on an conservative approach have been prolonged based on technical expert opinions. This prolonging of depreciation lives has been accounted for prospectively under ACC; i.e. the net book value of the processing units is depreciated over the new estimated remaining life. By contrast under US GAAP the change to the appropriate useful lives has been accounted for retrospectively.

35
Depreciation of fixed assets in E & P

The accounting treatment under ACC is disclosed in Note 2 a) and, except as noted below, is consistent with US GAAP.

Under US GAAP, all capitalized exploration and development costs and support equipment are depreciated on a unit-of-production basis using proved reserves. At year end an impairment test is performed on a field-by-field basis, by comparing undiscounted future net revenues before taxes with the net book value of oil and gas assets, based on management's best estimate of future prices and costs. Where this indicates a deficit, the write-down is calculated as the difference between discounted future net revenues before taxes and the net book value of oil and gas assets. US GAAP requires a deferred tax liability to be recognized for the difference between fair value of oil and gas properties acquired and their corresponding tax basis. Since goodwill is generally not recognized upon the acquisition of oil and gas properties this results in the purchase price attocation to oil and gas properties being increased. Austrian GAAP does not require a similar adjustment.

36
Sale and leaseback transactions

In 1988 OMV Deutschland GmbH entered into sale and leaseback transactions in respect of tank farms. Under ACC the gains on these transactions were recognized when the agreements were signed and subsequent lease payments were charged to the income statement as incurred. Under US GAAP, these agreements have been treated as financing transactions and therefore the gains on disposals have been reversed and realized over the useful life as reductions of the annual lease payments. In 1998 the repurchase option for the last outstanding agreement was exercised. At the balance sheet date no sale and leaseback agreement was open, although there was an adjustment amount arising from the repurchase. This will be depreciated over three years.

37
Purchase of associate/ disposal of affiliated company

In 1998 OMV disposed of the PCD Group as part of the restructuring of its plastics activities, and acquired a 25% interest in Borealis A/S, which is valued at equity. Under ACC both transactions were recognized on the effective date (January 1, 1998), while under US GAAP recognition was at the date of closing the sale. As a result there are differences in the carrying values for PCD and Borealis, leading to differences in the loss on the disposal of PCD and the goodwill arising on the acquisition of the interest in Borealis. The negative goodwill arising under US GAAP is being amortized over 15 years.

38
Pensions, severance payments and jubilee payments

The Group provides for pensions, severance payments and jubilee payments in line with actuarial principles using the entry age method. US GAAP requires use of the projected unit credit method. Under ACC the interest element of pension charge is recorded within interest expenses whereas under US GAAP, it is included in operating expenses.

39
Other provisions

Under ACC provisions for future decommissioning costs of the Group's domestic E & P activities are identified on a well by well basis and on all support equipment associated with those activities and are accrued on a straight-line basis over the same period used for depreciation. Under US GAAP provisions for

decommissioning obligations are accrued on a unit-of-production basis. Until 1998 commitments for the exploration of domestic oil and gas reserves was provided at inception of the contract; actual costs were charged against the provision as incurred. Under US GAAP exploration commitments were not expensed when licenses are entered into. Instead actual costs were accounted for in accordance with the successful efforts method of accounting. OMV has an obligation to maintain a strategic crude oil and petroleum products reserve in Austria. The size of this reserve is based on the quantity of crude oil and petroleum products imported in the past. OMV provides for the future storage costs of the strategic reserve as of the balance sheet date. Under US GAAP these future storage costs do not qualify as a loss contingency and therefore are not recorded as a liability as of the balance sheet date.

40 Foreign currency

Under ACC, individual monetary balance sheet items denominated in foreign currencies are translated into the reporting currency using the higher of the transaction rate and the period end closing rate, in the case of liabilities, or the lower of the two in the case of assets. As a result unrealized gains are not recognized. Under US GAAP monetary assets and liabilities are recorded at period end rates with any resulting unrealized gain or loss being recognized in the profit and loss account.

41 Securities

Within ACC financial statements, debt and equity securities are accounted for at the lower of cost or market. Under US GAAP these securities qualify as "available-for-sale" and are accounted for at fair value. Temporary decreases and all increases in fair value are excluded from earnings and recorded in other comprehensive income. Decreases in fair value which are considered other than temporary are recognized in the profit and loss account.

42 Derivative instruments

In accordance with ACC, for derivative instruments which do not qualify for hedge accounting, unrealized losses are recognized in the profit and loss account whereas gains are not recognized until realized. Under US GAAP financial instruments that do not qualify for hedge accounting are all marked to market with any resulting gain or loss being recognized in the income statement. Furthermore the criteria for hedge accounting under US GAAP are more stringent than those under ACC.

43 Deferred taxes

The 1999 reconciliation of net income and stockholders' equity in respect of deferred taxes relates only to the tax effect of the US GAAP adjustments. Within ACC financial statements, certain deferred tax liabilities outside Austria totaling ATS 128 mn (1998: ATS 179 mn) at December 31, 1999 are netted against deferred tax assets in other tax jurisdictions. Such netting is not permitted under US GAAP.

44
Other comprehensive income

The following table provides the required disclosure under US GAAP not included in the net income reconciliation:

ATS 1,000	1999			1998		
	Gross	Taxes	Net	Gross	Taxes	Net
Foreign currency translation adjustments	346,738	0	346,738	(307,234)	0	(307,234)
less reclassification adjustments	0	0	0	1,005	0	1,005
Unrealized gains on securities	32,373	(11,007)	21,366	100,050	(34,017)	66,033
less reclassification adjustments	(104,380)	35,489	(68,891)	(2,777)	944	(1,833)
Minimum pension liability adjustment	(39,245)	13,343	(25,902)	(41,717)	14,184	(27,533)
Other comprehensive income	**235,486**	**37,825**	**273,311**	**(250,673)**	**(18,889)**	**(269,562)**

The breakdown of accumulated other comprehensive income is as follows:

ATS 1,000	1998			1999	
	January 1	Changes 1998	December 31	Changes 1999	December 31
Foreign currency translation adjustments	77,749	(306,229)	(228,480)	346,738	118,327
Unrealized gains on securities	59,851	64,200	124,051	(47,525)	76,526
Minimum pension liability adjustment	53,435	(27,533)	25,902	(25,902)	0
Accumulated other comprehensive income	**191,035**	**(269,562)**	**(78,527)**	**273,311**	**194,853**

45
Severance payments, pensions and jubilee payments

a) Severance payments

Employees of Austrian companies are entitled to receive severance payments from employers if they are made redundant or if they reach normal retirement age. The benefits receivable are based primarily on years of service and final salary levels. Although these obligations are partly funded for tax reasons, the related assets, debt securities and interests in mutual funds do not qualify as plan assets under US GAAP.

Agrolinz Melamin Italia S.r.l. operates defined contribution plans for severance payments. Payments have to be made upon termination of employment.

b) Pensions

Approximately 9% of employees are covered by defined benefit plans, 49% by defined contribution plans and 20% are covered by both types of plans.

The defined benefit plans are generally based on years of service and the employee's average compensation over the last five calendar years. Although the Group has purchased debt securities to meet part of its obligations under the defined benefit plans, these assets do not qualify as plan assets under US GAAP. The pension plans are generally non-contributory.

For defined contribution plans the reported expense corresponds to the contributions payable for the period.

c) Jubilee payments

In certain industries employees in Austria and Germany are entitled to jubilee payments after completion of a given number of years of service. These plans are non-contributory and unfunded.

The following table shows the status of the main defined benefit plans:

ATS 1,000	1999	1998
Benefit obligation as of January 1	15,441,567	15,284,378
Foreign currency exchange rate changes	0	(106)
Service cost	112,479	121,201
Interest cost	769,149	909,510
Special termination benefits	102,558	1,701,633
Benefits paid	(1,724,456)	(2,323,905)
Actuarial (gain) loss	(80,468)	27,758
Disposal of PCD Group	0	(278,902)
Projected benefit obligation at the end of year	**14,518,266**	**15,441,567**
Unrecognized transition obligation	(680,734)	(1,021,102)
Unrecognized gain from plan amendments	450,113	675,169
Unrecognized net gain	684,664	506,035
Additional minimum liability	0	39,245
Provision according to US GAAP	**14,972,314**	**15,640,914**

The projected benefit obligation at the end of year 1999 includes special termination benefits in an amount of ATS 1,784,619 thousand.

In the determination of the projected benefit obligation a discount rate of 5% and a long-term rate of increase in remuneration of 3.85% is assumed, the same as in 1998.

The unrecognized transitional obligation determined as of January 1, 1987 is being amortized on a straight-line basis over a 15-year period. The unrecognized gain, which relates to amendments of the retirement pension plan in OMV Aktiengesellschaft in 1992 and 1993, is recognized on a straight-line basis over the average remaining service period of those employees active at the date of amendment.

Periodic pension cost under US GAAP (including the periodic cost for severance and jubilee payments):

ATS 1,000	1999	1998
Service cost for the period	112,479	121,201
Interest cost	769,149	909,510
Amortization of unrecognized transition obligation	340,367	340,367
Amortization of unrecognized gains from plan amendments	(225,056)	(225,056)
Amortization of unrecognized net (gain) loss	(4,249)	6,166
Effects of special termination benefits	102,558	1,720,610
Net pension cost	**1,095,248**	**2,872,798**
Defined contribution plans	306,694	177,705
Total net periodic pension cost	**1,401,942**	**3,050,503**

Supplementary US GAAP disclosures

The settlements and special termination benefit cost relates to OMV's voluntary personnel reduction plan.

The average remaining service period of active participants expected to receive defined benefits under the retirement pension plan of OMV Aktiengesellschaft (67% of the Group's total PBO) was estimated to be 9 years. For all other plans the average remaining service period was estimated to be 15 years as of December 31, 1998.

46
Income taxes

Deferred tax assets after reconciliation with US GAAP comprise:

ATS 1,000	1999	1998
Intangible fixed assets	2,396	2,494
Tangible fixed assets	216,359	142,689
Financial assets	409,160	520,523
Deferred PRT asset	205,432	224,779
Inventories	340,104	34,785
Accounts receivable and other assets	30,054	32,145
Provisions for pensions and severance payments	1,331,859	1,615,567
Other provisions	518,914	622,481
Liabilities	7,544	29,990
Other	114,780	142,297
Tax loss carry forward	1,555,602	1,714,208
Total (before valuation allowance)	**4,732,204**	**5,081,958**

Deferred tax liabilities after reconciliation with US GAAP comprise:

ATS 1,000	1999	1998
Tangible fixed assets	2,952,850	2,733,207
Financial assets	97,277	76,809
Corporation tax on deferred PRT assets	61,624	69,685
Inventories	0	2,230
Accounts receivable and other assets	285,174	402,725
Untaxed reserves	199,659	175,262
Reversal of other provisions	322,509	257,688
Other	4,352	9,703
Total	**3,923,445**	**3,727,309**

As of December 31, 1998 and December 31, 1999 there was no difference between the valuation allowance under US GAAP and ACC. The increase in the valuation allowance of ATS 193,517 thousand (1998: decrease by ATS 221,506 thousand) in 1999 was mainly due to management's changed expectations in regard of the C & P and R & M segment.

The reconciliation of the **effective income tax rate** on an ACC basis with US GAAP is as follows:

in %	1999	1998
Effective income tax rate under ACC (cf. Note 24)	30.3	21.5
Tax effect of:		
Reclassification of extraordinary expenses (cf. Note 49)	0.0	(0.4)
US GAAP	1.5	(61.7)
Effective income tax rate under US GAAP	**31.8**	**(40.6)**

The negative effective tax rate under US GAAP in the previous year was principally due to the reversal of valuation allowances.

47
Pro rata consolidation

Under ACC pro rata consolidation may be used for corporate joint ventures. Under US GAAP equity holdings of 50% or less have to be accounted for using the equity method. The shares of net income and of stockholders' equity are identical to those yielded by the equity method, but the mode of presentation results in differences in some items of the accounts. The influence on the consolidated accounts of the use of pro rata consolidation is as follows:

ATS 1,000	1999	1998
Statement of income:		
Sales	278,550	326,718
Earnings before interest and tax	104,699	124,947
Balance sheet:		
Fixed assets	734,582	733,607
Current assets	531,956	511,236
Prepaid expenses and deferred charges	18,383	18,922
Provisions:	183,986	202,660
Current liabilities	153,895	154,620
Noncurrent liabilities	344,313	302,963
Deferred income	374,520	365,748
Statement of cash flows:		
Net cash provided by operating activities	97,721	232,120
Net cash used in investing activities	(145,492)	(60,976)
Net cash provided by/(used in) financing activities	20,681	(113,231)
Cash and cash equivalents	72,044	133,774

48
Securities

According to ACC the Group's balance sheet securities are presented under financial assets ("Securities") and current assets ("Securities and investments").

ATS 1,000	1999	1998
Financial assets (securities)	2,967,117	3,000,008
Securities and investments	1,045,769	973,841
Total	**4,012,886**	**3,973,849**

According to SFAS 115 the carrying amounts and the fair values of these securities are classified as follows:

ATS 1,000	1999		1998	
	Book value	Fair value	Book value	Fair value
Available for sale	3,119,728	3,280,402	3,368,393	3,589,967
Other [1]	893,158	—	605,456	—
Total	**4,012,886**		**3,973,849**	

[1] represents stocks without readily determinable fair values and stocks of pro rata consolidated companies

The Group classified none of its securities as held-to-maturity or trading securities.

Under US GAAP available-for-sale securities are reported at fair market value, and gains and losses from changes in market value are excluded from income until realized, but are accounted for as an adjustment to stockholders' equity.

For available-for-sale securities, the book value, gross unrealized gains and losses and the fair market value presented per security type are as follows:

ATS 1,000					1999
	Book value as presented in the consolidated statements	Reversal of impairment & amortization of premium	Unrealized gains	Unrealized losses	Fair value
Mutual funds	2,520,419	31,540	157,158	(31,502)	2,677,615
Debt securities issued by the Austrian government	365,155	13,213	1,644	(13,213)	366,799
Corporate debt securities	234,154	1	1,834	(1)	235,988
Total	**3,119,728**	**44,754**	**160,636**	**(44,716)**	**3,280,402**

ATS 1,000					1998
Equity securities	99,697	10,968	61,768	(6,763)	165,670
Mutual funds	2,269,613	2,661	108,895	(2,135)	2,379,034
Debt securities issued by the Austrian government	587,675	473	30,718	(468)	618,398
Debt securities issued by foreign governments	23,617	—	1,238	—	24,855
Corporate debt securities	387,791	303	14,191	(275)	402,010
Total	**3,368,393**	**14,405**	**216,810**	**(9,641)**	**3,589,967**

The maturities of available-for-sale securities (excluding equity securities and mutual funds) as of December 31, 1999 were as follows:

ATS 1,000		1999
	Book value	Fair value
After 1 year through 5 years	565,739	569,217
After 5 years through 10 years	33,570	33,570
Total	**599,309**	**602,787**

The mutual fund securities have an average maturity of approximately 4.5 years. The proceeds from the sale of available-for-sale securities in 1999 were ATS 547,406 thousand (1998: ATS 2,421,195 thousand). Under US GAAP the gross realized gains for 1999 were ATS 437,370 thousand (1998: ATS 3,781 thousand) and the gross realized losses for 1999 were ATS 56 thousand (1998: ATS 6,390 thousand). Realized gains and losses are calculated using the average cost method.

49 Change in the reporting of the cost of comprehensive plant upgrading

The change in the treatment of expenses arising from comprehensive upgrading of large-scale plants discussed in Note 2 a) (change from the provision to the component depreciation method) leads to differences between the ACC accounts and the results yielded by applying US GAAP rules for valuation adjustments. Under US GAAP, apart from reversal of the provisions at the time of the valuation adjustment (January 1, 1999) a cumulative catch-up adjustment is made for capitalization of plant shutdowns which have already taken place, as though the new method had already been applied. This adjustment resulted in an increase in the valuation adjustment effect of ATS 984 mn (ATS 590 mn after tax), and thus a reconciliation item which will be balance by increased scheduled depreciation under US GAAP over the period to the next plant shutdown (approximately four years).

50 Differences in allocations of items in the statements of income and of cash flows

The payments made to transfer the provision for retirement pensions to APK-Pensionskasse AG, an external pension fund, was reported in the consolidated statement of cash flows as net cash provided by financing activities. Under the requirements of US GAAP these cash flows would be carried as "Net cash provided by operating activities". As disclosed in Note 23 to the consolidated accounts, certain items have been reported as extraordinary in the ACC accounts. These items would not be classified as extraordinary under US GAAP.

Supplementary US GAAP disclosures
Supplementary oil and gas disclosures (unaudited)

51 New accounting pronouncements

In June 1998, The Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

SFAS 133, as amended by SFAS 137, is effective for fiscal years beginning after June 15, 2000. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance, however, SFAS 133 cannot be applied retroactively. OMV has not yet determined the timing of adoption of SFAS 133 nor has it determined the impact that this new standard will have on its consolidated financial statements.

52 Supplementary oil and gas disclosures (unaudited)

The following tables provide supplemental information in accordance with SFAS 69, "Disclosures about Oil and Gas Producing Activities". The geographical analysis is presented by area and not by individual country to better reflect how management analyses the business. These geographical areas consist of the following countries:

Rest of Europe:	United Kingdom, Albania, Bulgaria
Africa:	Libya, Sudan, Tunisia
Rest of the World:	Australia, Pakistan, Vietnam, New Zealand

Effective October 1, 1999 OMV acquired Cultus in Australia, which is included under the "Rest of the World" caption below.

a) Capitalized costs

Capitalized costs represent the sum of capitalized proved and unproved property costs, including support equipment and facilities, plus the accumulated depreciation.

ATS 1,000					**1999**
	Austria	Rest of Europe	Africa	Rest of the World	Total
Unproved oil and gas properties	—	28,428	64,824	992,312	1,085,564
Proved oil and gas properties	8,693,578	8,531,034	6,495,852	1,334,518	25,054,982
	8,693,578	**8,559,462**	**6,560,676**	**2,326,830**	**26,140,546**
Accumulated depreciation	(7,055,725)	(5,297,472)	(3,157,079)	(785,450)	(16,295,726)
Net capitalized costs	**1,637,853**	**3,261,990**	**3,403,597**	**1,541,380**	**9,844,820**
					1998
Unproved oil and gas properties	—	308,112	6,826	45,670	360,608
Proved oil and gas properties	8,389,644	6,769,268	5,851,285	112,681	21,122,878
	8,389,644	7,077,380	5,858,111	158,351	21,483,486
Accumulated depreciation	(6,852,174)	(4,177,915)	(2,471,043)	(6,220)	(13,507,352)
Net capitalized costs	**1,537,470**	**2,899,465**	**3,387,068**	**152,131**	**7,976,134**
					1997
Unproved oil and gas properties	—	307,262	—	41,500	348,762
Proved oil and gas properties	8,135,424	6,632,540	5,636,753	106,260	20,510,977
	8,135,424	6,939,802	5,636,753	147,760	20,859,739
Accumulated depreciation	(6,650,228)	(4,199,881)	(2,383,489)	(32,240)	(13,265,838)
Net capitalized costs	**1,485,196**	**2,739,921**	**3,253,264**	**115,520**	**7,593,901**

Supplementary oil and gas disclosures

b) Costs incurred

Costs incurred include all costs, capitalized or expensed, during the year in the Group's oil and gas property acquisition, exploration and development activities:

ATS 1,000					1999
	Austria	Rest of Europe	Africa	Rest of the World	Total
Acquisition of proved properties	—	—	—	606,160	606,160
Acquisition of unproved properties	—	—	—	625,619	625,619
Decommissioning costs	172,399	—	—	—	172,399
Exploration costs net of property sale [1]	178,370	40,610	165,915	161,320	546,215
Development	271,280	339,500	189,500	86,115	886,395
Costs incurred	**622,049**	**380,110**	**355,415**	**1,479,214**	**2,836,788**

					1998
Acquisition of unproved properties	—	18,991	—	—	18,991
Decommissioning costs	171,154	—	—	—	171,154
Exploration costs	236,360	57,583	156,960	112,300	563,203
Development	188,712	644,399	434,800	70,570	1,338,481
Costs incurred	**596,226**	**720,973**	**591,760**	**182,870**	**2,091,829**

					1997
Acquisition of proved properties	—	229,104	—	—	229,104
Decommissioning costs	140,741	—	—	—	140,741
Exploration costs net of property sales [1]	189,593	120,471	109,603	36,277	455,944
Development	518,447	588,421	1,492,292	7,796	2,606,956
Costs incurred	**848,781**	**937,996**	**1,601,895**	**44,073**	**3,432,745**

[1] Exploration costs are shown net of sales proceeds of ATS 19.59 mn and ATS 71.5 mn in the years 1999 and 1997.

c) Results of operations of oil and gas producing activities

The following table represents only those revenues and expenses which occur directly in connection with OMV's oil and gas producing operations. Royalties not taken in kind of ATS 373 mn (1998: ATS 323 mn, 1997: ATS 361 mn) have been included in production costs. The results of oil and gas activities should not be equated to net income since no deduction nor allocation is made for interest costs, general corporate overhead costs and other costs. Income tax is hypothetically calculated, based on the statutory tax rates and the effect of tax credits on investments and loss carry forwards.

ATS 1,000					1999
	Austria	Rest of Europe	Africa	Rest of the World	Total
Sales to unaffiliated parties	842,963	884,933	118,621	90,090	1,936,607
Intercompany sales and sales to affiliated parties	1,722,577	—	1,426,818	—	3,149,395
Other revenues	—	—	—	—	—
	2,565,540	**884,933**	**1,545,439**	**90,090**	**5,086,002**
Production costs	(1,317,240)	(243,742)	(540,446)	(39,415)	(2,140,843)
Exploration expenses [2]	(124,230)	(40,610)	(104,595)	(135,910)	(405,345)
Depreciation and non-scheduled depreciation	(295,870)	(402,050)	(296,460)	(19,565)	(1,013,945)
	(1,737,340)	(686,402)	(941,501)	(194,890)	(3,560,133)
Results before income tax	**828,200**	**198.531**	**603,939**	**(104,800)**	**1,525,870**
Income tax [1]	(273,302)	(35,805)	(195,309)	27,350	(477,066)
Results from oil and gas properties	**554,898**	**162,726**	**408,630**	**(77,450)**	**1,048,804**
Storage fee [2]	270,000	—	—	—	270,000

ATS 1,000					1998
(cont'd)	Austria	Rest of Europe	Africa	Rest of the World	Total
Sales to unaffiliated parties	721,850	645,184	49,043	—	1,416,077
Intercompany sales and sales to affiliated parties	1,527,210	—	792,166	—	2,319,376
Other revenues	82	—	—	—	82
	2,249,142	**645,184**	**841,209**	**—**	**3,735,535**
Production costs	(1,545,170)	(281,192)	(489,906)	(4,600)	(2,320,868)
Exploration expenses	(152,620)	(56,977)	(145,529)	(97,790)	(452,916)
Depreciation and non-scheduled depreciation	(287,764)	(293,377)	(257,398)	(1,430)	(839,969)
	(1,985,554)	**(631,546)**	**(892,833)**	**(103,820)**	**(3,613,753)**
Results before income tax	**263,588**	**13,638**	**(51,624)**	**(103,820)**	**121,782**
Income tax [1]	(89,674)	(76,719)	32,295	—	(134,098)
Results from oil and gas properties	**173,914**	**(63,081)**	**(19,329)**	**(103,820)**	**(12,316)**
Storage fee [2]	270,000				270,000

					1997
Sales to unaffiliated parties	708,900	1,135,698	65,510	—	1,910,108
Intercompany sales and sales to affiliated parties	1,944,790	—	1,053,966	—	2,998,756
Other revenues	3,804	—	—	—	3,804
	2,657,494	**1,135,698**	**1,119,476**	**—**	**4,912,668**
Production costs	(1,702,773)	(496,650)	(541,247)	(9,247)	(2,749,917)
Exploration expenses [3]	(95,244)	(80,760)	(114,307)	40,973	(249,338)
Depreciation and non-scheduled depreciation	(259,458)	(316,682)	(237,966)	(22,524)	(836,630)
	(2,057,475)	**(894,092)**	**(893,520)**	**9,202**	**(3,835,885)**
Results before income tax	**600,019**	**241,606**	**225,956**	**9,202**	**1,076,783**
Income tax [1]	(204,061)	(171,483)	(215,090)	(25)	(590,659)
Results from oil and gas properties	**395,958**	**70,123**	**10,866**	**9,177**	**486,124**
Storage fee [2]	265,000				265,000

[1] Income tax in the Rest of Europe includes petroleum revenue tax which arises from the net cash flow of several producing fields in the United Kingdom. Income tax in Africa includes amounts payable under a tax-paid-cost system for certain OMV interests in Libya.
[2] Intersegment rental fee before taxes received from the Gas segment for providing cushion gas to gas storage reservoirs.
[3] Exploration costs are shown net of sales proceeds of ATS 19.59 mn and ATS 71.5 mn in the years 1999 and 1997.

d) Oil and gas reserve quantities

Proved reserves are the estimated quantities of crude oil, including condensate and natural gas liquids, and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from undrilled production wells on exploration licenses.

mn bbl					Crude oil and NGL
	Austria	Rest of Europe	Africa	Rest of the World	Total
Proved developed and undeveloped reserves as of January 1, 1997	**69.3**	**38.6**	**90.2**	**—**	**198.1**
Revisions of previous estimates	(2.2)	0.7	2.7	—	1.2
Extensions and discoveries	1.8	—	—	—	1.8
Production	(6.6)	(3.7)	(4.8)	—	(15.1)
Proved developed and undeveloped reserves as of December 31, 1997	**62.3**	**35.6**	**88.1**	**—**	**186.0**
Revisions of previous estimates	5.4	6.0	2.3	—	13.7
Purchases	—	0.4	—	—	0.4
Extensions and discoveries	—	—	3.5	—	3.5
Production	(6.9)	(3.1)	(5.8)	—	(15.8)

Supplementary oil and gas disclosures

mn bbl (cont'd)	Austria	Rest of Europe	Africa	Rest of the World	Total
					Crude oil and NGL
Proved developed and undeveloped reserves as of December 31, 1998	**60.8**	**38.9**	**88.1**	**—**	**187.8**
Revisions of previous estimates	6.3	1.0	0.4	—	7.7
Purchases	—	—	—	4.7	4.7
Extensions and discoveries	1.9	1.5	—	—	3.4
Production	(7.0)	(4.4)	(7.5)	(0.3)	(19.2)
Proved developed and undeveloped reserves as of December 31, 1999	**62.0**	**37.0**	**81.0**	**4.4**	**184.8**
Proved developed reserves:					
As of December 31, 1997	54.1	13.2	88.1	—	155.4
As of December 31, 1998	50.6	25.4	77.0	—	153.0
As of December 31, 1999	49.3	22.1	70.0	3.8	145.2

bcf	Austria	Rest of Europe	Rest of the World	Total
				Natural gas
Proved developed and undeveloped reserves as of January 1, 1997	**655.6**	**60.8**	**56.6**	**773.0**
Revisions of previous estimates	11.8	(0.9)	—	10.9
Extensions and discoveries	11.9	—	—	11.9
Production	(35.3)	(4.7)	—	(40.0)
Proved developed and undeveloped reserves as of December 31, 1997 [1]	**644.0**	**55.2**	**56.6**	**755.8**
Revisions of previous estimates	14.4	1.3	—	15.7
Purchases	—	0.4	—	0.4
Extensions and discoveries	19.0	—	—	19.0
Production	(38.0)	(5.7)	—	(43.7)
Proved developed and undeveloped reserves as of December 31, 1998 [1]	**639.4**	**51.2**	**56.6**	**747.2**
Revisions of previous estimates	46.3	8.4	—	54.7
Purchases	—	—	55.8	55.8
Extensions and discoveries	3.3	20.8	169.7	193.8
Production	(41.0)	(5.9)	(1.0)	(47.9)
Proved developed and undeveloped reserves as of December 31, 1999 [1]	**648.0**	**74.5**	**281.1**	**1,003.6**
Proved developed reserves:				
as of December 31, 1997	606.8	40.3	—	647.1
as of December 31, 1998	597.9	37.1	—	635.0
as of December 31, 1999	594.5	36.4	32.4	663.3

[1] Including approximately 106 bcf (1998 approximately 106 bcf and 1997 approximately 102 bcf) of cushion gas held in storage reservoirs as of December 31, 1999.

e) Standardized measure of discounted future net cash flows

The future net cash flow information is based on the assumption that the year-end economic and operating conditions will persist throughout the time during which proved reserves will be produced. Neither the effects of future pricing changes nor expected changes in technology and operating practices are considered.

Future cash inflows represent the revenues received from production of year-end proved reserve quantities, including cushion gas held in storage reservoirs – assuming that the future production is sold at year-end

prices. Future production costs include the estimated expenditures for production of the proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of development drilling and installation of production facilities, plus the net costs associated with decommissioning wells and facilities – assuming year-end costs continue without consideration of inflation. Future income tax payments are calculated on the basis of the income tax rate applicable in each of the countries in which the Group operates. The present cash value results from the discounting of the future net cash flow at a discount rate of 10% per year.

The standardized measure does not purport to be an estimate of the fair value of the Group's proved reserves. An estimate of fair value would also take into account, amongst many other factors, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs as well as a discount factor representative of the risks inherent in the production of oil and gas.

ATS 1,000					**1999**
	Austria	Rest of Europe	Africa	Rest of the World	Total
Future cash inflows	46,120,510	13,330,729	27,395,791	8,331,681	95,178,711
Future production and decommissioning costs	(21,516,445)	(4,204,320)	(8,295,756)	(2,651,948)	(36,668,469)
Future development costs	(1,768,278)	(498,261)	(556,631)	(922,266)	(3,745,436)
Future net cash flows, before income taxes	**22,835,787**	**8,628,148**	**18,543,404**	**4,757,467**	**54,764,806**
Future income taxes	(5,893,116)	(3,009,436)	(2,385,737)	(1,699,432)	(12,987,721)
Future net cash flows, before discount	**16,942,671**	**5,618,712**	**16,157,667**	**3,058,035**	**41,777,085**
10% annual discount for estimated timing of cash flows	(7,411,126)	(1,747,756)	6,154,082	(1,667,748)	(16,980,712)
Standardized measure of discounted future net cash flows	**9,531,545**	**3,870,956**	**10,003,585**	**1,390,287**	**24,796,373**

					1998
Future cash inflows	31,143,852	6,003,234	11,392,058	707,617	49,246,761
Future production and decommissioning costs	(22,246,083)	(3,640,905)	(6,797,309)	(337,309)	(33,021,606)
Future development costs	(2,458,222)	(415,622)	(559,228)	(211,359)	(3,644,431)
Future net cash flows, before income taxes	**6,439,547**	**1,946,707**	**4,035,521**	**158,949**	**12,580,724**
Future income taxes	(1,354,574)	(364,887)	180,884	—	(1,538,577)
Future net cash flows, before discount	**5,084,973**	**1,581,820**	**4,216,405**	**158,949**	**11,042,145**
10% annual discount for estimated timing of cash flows	(2,063,077)	(447,646)	(1,498,197)	(99,152)	(4,108,072)
Standardized measure of discounted future net cash flows	**3,021,896**	**1,134,174**	**2,718,208**	**59,797**	**6,934,075**

					1997
Future cash inflows	35,104,518	8,557,341	18,235,637	1,078,858	62,976,354
Future production and decommissioning costs	(22,140,982)	(3,603,771)	(6,509,512)	(301,133)	(32,555,398)
Future development costs	(1,788,921)	(1,016,982)	(1,138,869)	(254,883)	(4,199,655)
Future net cash flows, before income taxes	**11,174,615**	**3,936,588**	**10,587,256**	**522,842**	**26,221,301**
Future income taxes	(3,870,842)	(1,202,813)	(2,047,717)	(57,051)	(7,178,423)
Future net cash flows, before discount	**7,303,773**	**2,733,775**	**8,539,539**	**465,791**	**19,042,878**
10% annual discount for estimated timing of cash flows	(3,215,802)	(781,934)	(4,017,199)	(274,942)	(8,289,877)
Standardized measure of discounted future net cash flows	**4,087,971**	**1,951,841**	**4,522,340**	**190,849**	**10,753,001**

Supplementary oil and gas disclosures

f) Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in the standardized measure of discounted future net cash flows:

ATS 1,000	1999	1998	1997
Beginning of year	**6,934,075**	**10,753,001**	**14,547,531**
Oil and gas sales and transfers produced, net of production costs	(2,954,739)	(1,414,585)	(2,158,947)
Net change in prices and production costs	20,896,876	(8,461,651)	(9,904,093)
Net change due to purchases and sales of minerals in place	710,503	(19,063)	—
Net change due to extensions and discoveries	1,299,201	326,266	214,736
Development and decommissioning costs incurred during the period	1,058,794	1,509,636	2,747,697
Changes in estimated future development and decommissioning costs	527,235	(897,786)	(446,314)
Revisions of previous reserve estimates	1,763,892	626,104	222,251
Accretion of discount	750,748	1,368,802	2,155,628
Net change in income taxes	(6,768,252)	3,634,959	1,434,173
Other [1]	578,040	(491,609)	1,940,339
End of year	**24,796,373**	**6,934,075**	**10,753,001**

[1] "Other" represents primarily the impact of movements in exchange rates versus the ATS.

Vienna, February 28, 2000

The Executive Board

Richard Schenz
Chairman

Walter Hatak

Wolfgang Ruttenstorfer

Marc Hall

Tassilo Peyrer-Heimstätt

Gerhard Roiss

OMV Aktiengesellschaft
Otto-Wagner-Platz 5, A 1091 Vienna
Tel.: +43 (0)1 404 40-0
Fax: +43 (0)1 404 40-91
www.omv.com

Investor Relations
Tel.: +43 (0)1 404 40-1324
Tel.: +43 (0)1 404 40-1600 (24-hours)
E-mail: investor.relations@omv.com
www.omv.com/investor


Contacts

OMV Aktiengesellschaft
Otto-Wagner-Platz 5
A 1090 Vienna
Tel.: +43 (0)1 404 40-DW
Fax: +43 (0)1 404 40-91
info@omv.com

Agrolinz České Budějovice s.r.o.
Nemanická ul. 14/440
CZ 37168 České Budějovice
Tel.: +42 38 243 87
Fax: +42 38 731 1093
agrolinz@cb.ipex.cz

Agrolinz Magyarország Kft.
PEST Center, Peterdy utca 15
H 1071 Budapest
Tel.: +36 1 351 76-72
Fax: +36 1 351 76-74
agrolinz.hu@matavnet.hu

Agrolinz Melamin GmbH
St.-Peter-Straße 25, A 4021 Linz
Tel.: +43 (0)732 6914-0
Fax: +43 (0)732 6915-3419
agrolinz.melamin@agrolinz.com

Agrolinz Melamin Italia S.r.l.
Corso Sempione 13
I 21053 Castellanza (VA)
Tel.: +39 0331 523-111
Fax: +39 0331 523-443
agrolinz.mail@agrolinz.it

BIDIM Geosynthetics S.A.
9, rue Marcel Paul, B. P. 80
F 85873 Bezons Cedex
Tel.: +33 1 34 23 53 91
Fax: +33 1 34 23 53 98
michel.haudrechy@bidim.com

OMV AUSTRALIA PTY LTD.
Level 29, St. Martins Tower
44 St Georges Terrace
Perth WA 6000, AUSTRALIA
Tel.: +618 9223-5000
Fax: +618 9223-5004

OMV Bulgarien EOOD Einmanngesellschaft mbH
Blvd. Tzar Boris III No 27
Stock 8, Office 7, BG Sofia 1612
Tel./Fax: +359 2 954 92 70
omvbg@bitex.com

OMV Ceská republika s.r.o.
Budejoviská 3
CZ 140 21 Prague 4
Tel.: +420 2 613 92-111
Fax: +420 2 6121-2107
info@omv.cz

OMV Cogeneration GmbH
Gerasdorfer Straße 151, A 1210 Vienna
Tel.: +43 (0)1 404 40-3070
Fax: +43 (0)1 404 40-9975
cogeneration@omv.com

OMV Deutschland GmbH
Haiminger Straße 1
D 84489 Burghausen
Tel.: +49 8677 960-0
Fax: +49 8677 960-265
omvd@omvd.de

OMV Hungária Asványolaj Kft.
Róbert Károly krt. 64–66
H 1134 Budapest
Tel.: +36 1 452-7100
Fax: +36 1 452-7102

OMV OF LIBYA LIMITED
Souk Talatah Office Towers
Zat El Imad Building
Tower No. 5, Floor 10
P. O. Box 91867, Tripoli, LIBYA
Tel.: +218 21 335 0371
Fax: +218 21 335 0370

OMV (PAKISTAN) Exploration Gesellschaft m.b.H.
Floor 10, Plot 2, F6/1, Jinnah Avenue
Islamabad, PAKISTAN
Tel.: +92 51 273 620
Fax: +92 51 273 643
exp@omv.com.pk

OMV Proterra GmbH
Gerasdorfer Straße 151, A 1210 Vienna
Tel.: +43 (0)1 404 40-3710
Fax: +43 (0)1 404 40-994
proterra@omv.com

OMV Slovensko s.r.o.
Moskovská 13
SK 811 08 Bratislava
Tel.: +421 7 502 50
Fax: +421 7 555 41 0977
peter.roth@omv.sk

OMV Supply & Trading AG
Bundesstrasse 5
CH 6300 Zug
Tel.: +41 41 712 08 55
Fax: +41 41 712 07 35
omv@zugernet.ch

OMV (U.K.) Limited
14 Ryder Street
London SW1Y 6QB, U.K.
Tel.: +44 207 333 16 00
Fax: +44 207 333 16 13
info@omv.co.uk

Polyfelt Geosynthetics Italia S.r.l.
Via Vittorio Veneto 88
I 20020 Lazzate (MI)
Tel.: +39 02 96 72 90-17
Fax: +39 02 96 72 90-99
b.albertario@polyfelt.it

POLYFELT Gesellschaft m.b.H.
Schachermayerstraße 18
A 4021 Linz
Tel.: +43 (0)732 6983-0
Fax: +43 (0)732 6983-5353
service@polyfelt.co.at

SC OMV Romania Mineraloel s.r.l.
Strada Sevastopol 13–17, App. 110
RO 78118 Bucuresti Sector 1 C.P.
Tel.: +40 1 230 80 78
Fax: +40 1 230 80 32
rainer.schlang@omvro.ro

SLOMIN, holdinska druzba, d.d.
Ferrarska 7
SLO 6000 Koper
Tel.: +386 66 457 100
Fax: +386 66 328 60
enrico.campagnol@omvistrabenz.si

Imprint: OMV Aktiengesellschaft, Vienna
Design: Scholdan & Company, Vienna
Printer: Ketterl, Mauerbach/Vienna

OMV


OMV Aktiengesellschaft
Otto-Wagner-Platz 5, POB 15
A-1091 Vienna
www.omv.com



OMV

OMV Group in figures 1999

Open for more responsibility.


OMV

OMV Group in figures 1999

Imprint:
OMV Aktiengesellschaft, Investor Relations
Otto-Wagner-Platz 5, A-1090 Vienna
Design: Scholdan & Company, Wien
Printer: Ketterl, Mauerbach/Wien

Guiding principles

- We are – at the core – an Austrian oil and gas group with integrated companies in plastics and chemicals.
- We operate worldwide and focus our activities on strengthening our position in the European market.
- We work with energy to improve man's mobility and quality of life.
- We measure the quality of our performance by the success in our businesses and for our shareholders.
- We are guided in our work by the responsibility for man, the environment, and technical advance.
- We are open to innovations and persistent in seeking and seizing opportunities.
- We strive to be, as a whole, a company of competent, reliable and efficient people.

Introduction of the Chairman

Dear Stockholders,

The start of the year 1999 was marked by a crude price level of about USD 10/bbl. The subsequent strict output discipline shown by oil producers had the intended effect, and oil prices rose sharply to top USD 25/bbl by the end of the year. The significant improvement in the results posted by the E&P segment is due to these high prices as well as to the 18% increase in OMV's production volume. The other side of the coin was the performance of R&M, which was confronted with margins at historical lows. High and steadily rising crude price levels fed through into increased product prices leading to a marked fall in earnings. Thanks to the restructuring measures taken, C&P delivered a positive result despite low melamine and fertilizer prices, and the performance of the Gas business improved.

The difficult trading conditions depressed earnings for the first half, but results improved significantly in the second half. Net income for 1999 rose by 15% to EUR 194 mn. ROACE remained at about 9%, but ROfA for the Group passed the 10% mark and ROE rose to almost 12%.

In order to cushion the negative effects of the harsh business climate, in 1999 we took a number of steps that will be of lasting strategic significance for the Company. In addition to an extensive cost reduction program, operating highlights of the year included the acquisition of an Australian company Cultus; a further gas discovery in Pakistan; an oil find in Libya; the completion of the PENTA West gas line between Austria and Bavaria; further progress with the TAG project; the acquisition of an interest in the Pakistani refinery PARCO; and the start-up of the geo-textile production in Malaysia.

Yours sincerely

Richard Schenz

Key figures of the Group

in %	**1999**	1998	1997	1996	1995
Return on average capital employed (ROACE)	**9**	9	14	8	7
Return on fixed assets (ROfA)	**10**	9	16	9	7
Return on equity (ROE)	**12**	11	12	11	11
Equity ratio	**33**	32	29	29	27
Gearing ratio	**35**	17	15	11	1
Key rates for OMV's stock in EUR [1]					
Earnings per share	**7.19**	6.27	6.11	5.33	4.66
Equity per share	**63.51**	57.36	54.04	49.44	45.73
Dividend per share	**2.40** [2]	2.25	2.03	1.67	1.45
Cash flow per share	**12.53**	16.84	21.54	14.21	21.16
Payout ratio in %	**33**	36	33	32	31
Personnel data as of December 31					
Employees	**5,953**	6,360	7,934	8,491	9,659
thereof: Non-salaried staff	**2,507**	2,721	3,482	3,838	4,458
Salaried staff	**3,294**	3,487	4,313	4,532	5,043
Executive Board and senior executives	**56**	56	62	60	64
Apprentices	**96**	96	77	61	94
Female staff in %	**17**	18	17	17	16
Staff abroad in %	**22**	22	22	22	19

[1] Translation: 1 EUR equals ATS 13.7603 [2] proposal for the Annual General Meeting

Who are we?
With consolidated sales of EUR 5.18 bn, a workforce of 5,953 and a market capitalization of EUR 2.61 bn, OMV is Austria's largest industrial company listed on the Vienna Stock Exchange. It is one of the leading oil and gas groups in Central and Eastern Europe, and carries on international exploration and production activities outside this core region. The Group also operates integrated chemical companies. In addition, OMV holds a 25% interest in the world's fourth largest polyolefin producer, Borealis A/S.

What are our competitive advantages?
The Group's market leadership in Austria and its favorable geographical location constitute a strong platform for expansion into the growing markets of neighboring East-Central European countries. The accession of these countries to the EU will lead to a further opening of their markets. Restructuring programs implemented over the past few years will bring sustainable cost advantages, and the management and staff are constantly striving for further improvements in the Group's competitive position.

What are our goals?
OMV wants to maintain its position as the leading oil and gas group in Central and Eastern Europe by fully exploiting its competitive advantages. Apart from selectively expanding its Exploration and Production, Gas, Marketing and melamine businesses, OMV aims to increase the efficiency of all its operations to take full advantage of the scope for growth. In order to ensure that OMV remains an attractive long-term investment for its stockholders, the Company has set the targets for ROACE above 13%; ROfA above 16% and ROE between 16% and 18% for the three year period ending 2002, assuming normalized conditions during a business cycle.

99

OMV's stock exchange and privatization history

1987: After the government's decision to privatize the public sector the initial public offering takes place in December 1987. The Österreichische Industrieholding AG (ÖIAG) sells 15% of OMV's capital stock (ATS 2 bn split into 2 mn shares with a face value of ATS 1,000) at a price of ATS 4,400. This reduces ÖIAG's stake in OMV to 85%. OMV shares start trading in Vienna on December 3 and close at ATS 4,455. On December 9 the shares are traded in Frankfurt and Munich for the first time.

1989: In September ÖIAG sells another 10% of OMV shares in a secondary offering at a price of ATS 8,240 per share. Together with a further sale of shares to institutional investors ÖIAG's stake is reduced to some 72%.

1991: The face value of 5% of the stock is reduced to ATS 100 in order to facilitate the introduction to the Austrian Futures and Options Exchange in April. In June OMV's capital stock is increased by ATS 400 mn to a total capital stock of ATS 2.4 bn. ÖIAG exercises its rights issue and continues to own 72%.

On December 9 the OMV share is the first Austrian share to be traded on firm quotation on SEAQ International in London.

1994: In May, IPIC (International Petroleum Investment Company) buys 13% of OMV from ÖIAG so that ÖIAG's stake is down at 59%. In June OMV has a capital increase to ATS 2.7 bn. IPIC exercises its rights issue as well as ÖIAG's and increases its OMV stake to 19.6% whereas ÖIAG's stake declines to 52.4%. A Level 1-ADR-program is established in the US. At September's AGM, OMV agrees on a face value of ATS 100 for all shares. Until year-end, ÖIAG sells a further 2.5% and reduces ist OMV stake to 49.9%. For the first time, OMV is majority owned by private stockholders.

1996: In May ÖIAG sells another 4.023 mn shares at a price of ATS 1,055 thus decreasing its stake to 35%.

1999: The Company's share capital is converted to EUR 196.29 mn and all ordinary shares will be no par value shares (27 mn shares).

OMV's stock in EUR and ATS

Key stock data	1999	1998	1997	1996	1995
Number of shares in mn	**27**	27	27	27	27
Price/Earnings (P/E) [1]	**7**	13	21	17	14
Price/Cash flow (P/CF) [1]	**7.7**	4.8	5.9	6.2	3
in EUR					
High	**98.00**	141.57	141.57	89.31	82.77
Low	**72.75**	70.49	85.39	64.17	58.14
Year-end price	**96.50**	80.30	127.18	88.73	63.59
ÖVFA [2] Earnings per share	**7.19**	7.02	10.47	8.02	5.19
ÖVFA Cash Earnings per share	**15.14**	15.99	20.14	15.49	16.85
ÖVFA Equity per share	**55.10**	48.76	45.86	45.06	40.84
Year-end market capitalization in EUR bn	**2.61**	2.17	3.43	2.40	1.72
in ATS [3]					
High	**1,349**	1,948	1,948	1,229	1,139
Low	**1,001**	970	1,175	883	800
Year-end price	**1,328**	1,105	1,750	1,221	875
ÖVFA [2] Earnings per share	**99**	97	144	110	71
ÖVFA Cash Earnings per share	**208**	220	277	213	232
ÖVFA Equity per share	**758**	671	631	620	562
Year-end market capitalization in ATS bn	**35.85**	29.84	47.25	32.97	23.63

[1] based on year-end price [2] Austrian Association of Financial Analysis and Investment Advisory [3] translated into ATS in 1999

Key figures of the Group in ATS

Statement of income in ATS bn	**1999**	1998	1997	1996	1995
Group sales	**71.27**	64.95	83.03	78.27	73.30
Earnings before interest and tax (EBIT)	**3.92**	3.03	5.76	2.92	2.19
Financial items	**(0.09)**	0.03	(0.41)	0.05	(0.10)
Income from ordinary activities	**3.83**	3.07	5.35	2.97	2.09
Extraordinary income (loss)	**0.00**	(0.08)	(1.75)	0.00	0.00
Taxes on income	**(1.16)**	(0.66)	(1.33)	(0.99)	(0.36)
Net income	**2.67**	2.33	2.27	1.98	1.73
Balance sheet in ATS bn					
Fixed assets	**49.87**	44.59	42.41	38.73	35.60
Current assets	**20.58**	18.86	23.42	23.93	26.61
Stockholders' equity	**23.59**	21.31	20.08	18.37	16.99
Provisions	**22.86**	23.02	24.90	21.54	21.19
Liabilities	**24.92**	20.56	22.39	21.64	23.56
Balance sheet total	**72.62**	66.24	68.72	62.93	62.21
US GAAP [1] in ATS bn					
Net income	**2.95**	0.69	2.04	1.96	1.76
Stockholders' equity	**25.53**	23.40	23.63	22.02	20.41

[1] United States Generally Accepted Accounting Principles

Key figures of the Group in EUR

Statement of income in EUR mn	1999	1998	1997	1996	1995
Group sales	5,179	4,720	6,034	5,688	5,327
Earnings before interest and tax (EBIT)	285	220	419	212	159
Financial items	(6)	2	(30)	4	(7)
Income from ordinary activities	278	223	389	216	152
Extraordinary income (loss)	0	(6)	(127)	0	0
Taxes on income	(84)	(48)	(97)	(72)	(26)
Net income	194	169	165	144	126

Balance sheet in EUR mn	1999	1998	1997	1996	1995
Fixed assets	3,624	3,240	3,082	2,815	2,588
Current assets	1,495	1,371	1,702	1,739	1,915
Stockholders' equity	1,715	1,549	1,459	1,335	1,235
Provisions	1,661	1,673	1,809	1,565	1,540
Liabilities	1,811	1,494	1,627	1,573	1,712
Balance sheet total	5,278	4,814	4,994	4,573	4,521

US GAAP[1] in EUR mn	1999	1998	1997	1996	1995
Net income	214	50	148	142	128
Stockholders' equity	1,855	1,701	1,717	1,600	1,483

[1] United States Generally Accepted Accounting Principles

99

Key figures by segment in ATS

Group sales in ATS bn	1999	1998	1997	1996	1995
Exploration and Production	**2.13**	1.62	1.87	1.76	1.83
Gas	**11.52**	11.94	12.00	11.00	10.34
Refining and Marketing	**52.40**	45.59	53.61	51.17	44.47
Chemicals[1] and Plastics	**5.03**	5.62	4.94	5.11	7.72
Plastics[1]	**0.00**	0.00	10.50	9.10	8.81
Corporate	**0.18**	0.18	0.11	0.13	0.13
Group	**71.27**	64.95	83.03	78.27	73.30

EBIT in ATS bn	1999	1998	1997	1996	1995
Exploration and Production	**1.45**	(0.28)	0.69	0.25	(0.39)
Gas	**1.46**	1.12	1.49	1.77	1.73
Refining and Marketing	**1.16**	1.82	2.48	0.24	0.56
Chemicals[1] and Plastics	**0.32**	0.78	0.50	0.50	0.40
Plastics[1]	**0.00**	0.00	0.93	0.51	0.30
Corporate	**(0.47)**	(0.40)	(0.33)	(0.35)	(0.41)
Group	**3.92**	3.03[2]	5.76	2.92	2.19

[1] No contribution due to sale of PCD Group (Plastics) in 1998, Polymer processing and former Chemicals segment form the newly established segment "Chemicals and Plastics"; figures 1997 to 1995 according to former structure

[2] rounded

Key figures by segment in EUR

Group sales in EUR mn	1999	1998	1997	1996	1995
Exploration and Production	**155**	118	136	128	133
Gas	**837**	868	872	799	752
Refining and Marketing	**3,808**	3,313	3,896	3,719	3,232
Chemicals[1] and Plastics	**366**	408	359	371	561
Plastics[1]	**0**	0	763	661	640
Corporate	**13**	13	8	9	9
Group	**5,179**	4,720	6,034	5,688[2]	5,327

EBIT in EUR mn	1999	1998	1997	1996	1995
Exploration und Production	**105**	(20)	50	18	(28)
Gas	**106**	81	108	129	126
Refining and Marketing	**84**	132	180	17	41
Chemicals[1] and Plastics	**24**	57	36	36	29
Plastics[1]	**0**	0	68	37	22
Corporate	**(34)**	(29)	(24)	(25)	(30)
Group	**285**	220[2]	418	212	160

[1] No contribution due to sale of PCD Group (Plastics) in 1998, Polymer processing and former Chemicals segment form the newly established segment "Chemicals and Plastics"; figures 1997 to 1995 according to former structure

[2] rounded

Cash flows in ATS and EUR

Cash flows[1] in ATS bn	1999	1998	1997	1996	1995
Net cash provided by operating activities	**4.66**	6.26	8.00	5.28	7.86
Investments	**(8.79)**	(10.10)	(8.69)	(5.61)	(6.77)
Disposals	**0.72**	2.36	1.03	2.07	1.49
Net cash used in investing activities	**(8.07)**	(7.74)	(7.66)	(3.54)	(5.28)
Net cash provided by (used in) financing activities	**1.94**	0.72	(0.44)	(2.74)	(2.14)
Cash and cash equivalents at end of year	**2.09**	3.41	4.23	4.22	5.19

Cash flows[1] in EUR mn					
Net cash provided by operating activities	**338**	455	581	384	571
Investments	**(639)**	(734)	(632)	(408)	(492)
Disposals	**53**	172	75	150	108
Net cash used in investing activities	**(586)**	(562)	(557)	(257)[2]	(384)
Net cash provided by (used in) financing activities	**141**	52	(32)	(199)	(156)
Cash and cash equivalents at end of year	**152**	248	307	307	377

[1] 1995 to 1999 according to Statement on Financial Accounting Standards (SFAS) 95 [2] rounded



Market indicators

	1999	1998	1997	1996	1995
Crude price for Brent in USD/bbl	**17.93**	12.76	19.13	20.67	15.82
Exchange rate USD/ATS	**12.93**	12.38	12.21	10.58	10.08
Exchange rate USD/EUR	**0.94**	0.90	—	—	—
Naphtha spot price in USD/t	**172**	136	196	198	167
WECP[1] ethylene in EUR/t	**426**	422	507	421	454
WECP propylene in EUR/t	**303**	290	414	295	382
World crude demand in mn bbl/d	**75.2**	73.7	73.6	70.0	68.2
World crude output in mn bbl/d	**74.0**	75.5	74.3	70.0	68.5
Natural gas market in Austria in bcm[2]	**7.74**	7.60	7.44	7.20	6.60
CEE petroleum product consumption in mn t	**66**[3]	52	52	51	50
[thereof in Austria in mn t]	**[10.6]**	[10.9]	[10.5]	[10.2]	[10,0]

[1] West European Contract Prices
[2] billion cubic meter
[3] Central and Eastern European markets include Austria, Bavaria, Croatia, Czech Republic, Hungary, Italy, Slovakia, Slovenia; addition in 1999: Romania and Bulgaria



Structure of the OMV Group



Exploration and Production
Gas
Refining and Marketing
Chemicals and Plastics
OMV Aktiengesellschaft, Vienna
Exploration and Production Austria
100% OMV (PAKISTAN) Exploration Gesellschaft m.b.H. Vienna
100% OMV PEX Öl und Gas Exploration Gesellschaften m.b.H. Vienna
100% OMV (ALBANIEN) offshore Exploration GmbH Vienna
100% OMV (ALBANIEN) onshore Exploration GmbH Vienna
100% OMV Oil Exploration GmbH Vienna
100% OMV Oil Production GmbH Vienna
100% OMV (SUDAN) Exploration GmbH Vienna
100% OMV (VIETNAM) Exploration GmbH Vienna
100% van Sickle Gesellschaft m.b.H. Neusiedl/Zaya
100% OMV AUSTRALIA PTY LTD. Perth
100% Cultus Petroleum N.L. Gordon
100% OMV EXPLORATION & PRODUCTION LIMITED Douglas
100% OMV OF LIBYA LIMITED Douglas
100% OMV (U.K.) Limited London
Transmission, Import and Storage
50% GWH Gas- und Warenhandelsgesellschaft m.b.H. Vienna
100% OMV Erdgas-Beteiligungsgesellschaft mbH Vienna
68.23% Ferngas Beteiligungs-Aktiengesellschaft Vienna
50% Oberösterreichische Ferngas AG Linz
Refinery Schwechat and Domestic Marketing
100% AUSTRIA Mineralöl GmbH Vienna
100% OMV – International Services Ges.m.b.H. Vienna
100% OMV Bulgarien EOOD Einmanngesellschaft mbH Sofia
100% OMV Ceská republika s.r.o. Prague
100% OMV Cerpací stanice a.s. Prague
100% OMV Deutschland GmbH Burghausen
54.9% OMV Hungária Asványolaj Kft. Budapest
37.2%
1% 99% OMV Kiskereskedelmi Kft. Budapest
7.9%
1% 99% OMV Projekt Kft. Budapest
100% OMV Slovensko s.r.o. Bratislava
100% OMV Supply & Trading AG Zug
100% SC OMV Romania Mineraloel s.r.l. Bucharest
100% Agrolinz Melamin GmbH Linz
100% Agrolinz Melamin Italia S.r.l. Castellanza
100% POLYFELT Gesellschaft m.b.H. Linz
100% BIDIM Geosynthetics S.A. Bezons
95% Polyfelt – L & M Manufacturing Asia Sdn. Bhd. Kuala Lumpur
Borealis A/S Lyngby (25%)

This chart shows the investments which are either subject to *full or pro rata consolidation* and the *at equity* investment Borealis A/S, excluding investments in the Corporate segment.

Exploration and Production

Business activities: In 1999, OMV produced approximately 19 mn bbl of crude oil and NGL and about 48 bcf of gas. This equals about 27 mn boe, meeting some 34% of the Company's processing capacity. About half of the output comes from Austria, the other half from Libya, the UK and Australia.

As an operator or partner, OMV is involved in exploration and development projects in its five core areas – Australia, Austria, Libya, Pakistan and UK – as well as in Albania, Sudan, Vietnam and Tunisia. Proved reserves total some 352 mn boe.

Competitive advantages: As a result of the experience OMV has accumulated in about 50 years as an onshore and 10 years as an offshore operator, together with its advanced technology (e.g. enhanced oil recovery and 3D seismic), OMV has become a competent partner for all the players in the E&P business. The significant improvement in the cost base achieved in the past few years has helped to strengthen this segment's business performance.

Goals: Production of oil, NGL and gas is projected to increase to 100,000 boe/d by 2002 and reserves should grow to 400 mn boe. OMV plans to selectively expand its E&P portfolio by exploring, developing, and acquiring promising acreage.

Meanwhile, the Company is pursuing restructuring and cost reduction measures aimed at ensuring that production remains economic even at low crude prices, and to stabilize OPEX at USD 5/boe.



Block	Field name	Country	Type	interest in %
Vienna basin	three projects	Austria	oil, gas, oil and gas	100.0
204–25a	Schiehallion	UK	oil	5.9
30/2c	Jade	UK	condensate	5.6
9/18a	Buckland	UK	oil	3.2
9/19	Skene and Brora	UK	condensate/oil	3.5
9/18a und 9/19	Maclure	UK	oil	1.7
NC 115	Murzuk	Libya	oil	7.5
Block 20	Miano	Pakistan	gas	17.7
SW Miano	Sawan	Pakistan	gas	19.7
VIC/RL5	Patricia Baleen	Australia	gas	100.0
AC/P17	Tenacious	Australia	oil	60.0
PEP38413	Maari	New Zealand	oil	30.0

Number of completed wells	1999	1998	1997	1996	1995
Exploration and appraisal wells	**17**	12	13	16	18
Development and production wells	**25**	19	18	24	15
Total	**42**	31	31	40	33



Crude oil and NGL production in mn bbl	1999	1998	1997	1996	1995
Austria	**7.0**	6.9	6.6	6.7	7.0
UK	**4.4**	3.1	3.7	4.0	4.0
Libya	**7.5**	5.8	4.8	3.5	3.3
Australia	**0.3**	—	—	—	—
Total	**19.2**	15.8	15.1	14.2	14.3

Natural gas production in bcf (billion cubic feet)	1999	1998	1997	1996	1995
Austria	**41.0**	38.0	35.3	26.9	35.2
UK	**5.9**	5.7	4.7	4.5	5.4
Australia	**1.0**	—	—	—	—
Total	**47.9**	43.7	40.0	31.4	40.6

Total production in mn boe (barrels of oil equivalent)	1999	1998	1997	1996	1995
Austria	**13.9**	13.2	12.5	11.2	12.8
UK	**5.3**	4.1	4.6	4.7	5.0
Libya	**7.5**	5.8	4.8	3.6	3.3
Australia	**0.5**	—	—	—	—
Total	**27.2**	23.1	21.9	19.5	21.1

Proved[1] oil and NGL reserves as of Dec. 31 in mn bbl	1999	1998	1997	1996	1995
Austria	**62.0**	60.8	62.3	69.3	70.6
UK	**37.0**	38.9	35.6	38.6	28.3
Libya	**81.0**	88.1	88.1	90.2	92.5
Australia	**4.4**	—	—	—	—
Total	**184.4**	187.8	186.0	198.1	191.4

Proved[1] natural gas reserves as of Dec. 31 in bcf					
Austria	**648.0**	639.4	644.0	655.6	666.3
UK	**74.5**	51.2	55.2	60.8	68.0
Pakistan	**226.3**	56.6	56.6	56.6	56.6
Australia	**54.8**	—	—	—	—
Total	**1,003.6**	747.2	755.8	773.0	790.9

Total proved[1] reserves as of Dec. 31 in mn boe					
Austria	**170.0**	167.4	169.6	178.6	181.6
UK	**49.4**	47.5	44.8	48.8	39.7
Libya	**81.0**	88.1	88.2	90.2	92.6
Pakistan	**37.7**	9.4	9.4	9.4	9.4
Australia	**13.5**	—	—	—	—
Total	**351.6**	312.4	312.0	327.0	323.3

[1] Proved developed and undeveloped reserves

Business activities: The Gas segment meets up to 90% of Austrian natural gas demand, drawing its supplies from Russia, Norway and Germany, as well as from domestic reserves.

OMV plays an important role in international gas transmission, and around one third of all Russian natural gas exports to Western Europe are routed via Baumgarten. OMV's total pipeline network has a combined length of about 2,000 km. The Company holds about 80% of the Austrian gas storage market.

Competitive advantages: In addition to its ideal location at the crossroads of European natural gas flows between the largest exporter in the East and the growing markets of Western, Southern and Central Europe, the Gas segment's main competitive advantages lie in its gas infrastructure to better serve its customers via the business units marketing, transmission and storage.

Goals: The liberalization of the European natural gas market will lead to more intense competition, but will also open up new markets. OMV's existing infrastructure gives it a strong base for its efforts to profit from the growth of these markets, and to expand its share of the transmission market in the next few years.

Optimization of the import systems and a drive to market OMV's storage capacity are, likewise, aimed at enhancing the Gas segment's competitiveness by providing consistently good performance and customer led service packages.



Transportation in Austria in mn cbm	1999	1998	1997	1996	1995
Trans-Austria gasline (TAG)	**21,792**	19,086	16,041	15,711	15,592
West-Austria gasline (WAG)	**5,346**	5,267	5,575	5,134	5,204
South-East line (SOL)[1]	**1,605**	1,551	1,454	1,262	681
Hungária-Austria gasline (HAG)	**2,476**	2,399	1,500	114	—
PENTA West gasline	**243**	241	249	67	—
March-Baumgarten line (MAB)	**446**	258	245	—	—
Total	**31,908**	28,802	25,064	22,288	21,477

[1] SOL is a spur line of TAG

Transmission through Austria in mn cbm	1999	1998	1997	1996	1995
Arnoldstein (TAG) to Italy	**18,365**	15,961	13,131	12,979	13,265
Oberkappel (WAG) to Germany	**2,136**	2,461	2,172	3,226	3,909
Murfeld (SOL) to Slovenia and Croatia	**1,605**	1,551	1,454	1,262	681
Mosonmagyárovar (HAG) to Hungary	**2,478**	2,396	1,487	114	—
Überackern (PENTA West) to Bavaria	**240**	240	248	66	—
Total	**24,824**	22,609	18,492	17,647	17,855



Imports in mn cbm	**1999**	1998	1997	1996	1995
CIS	**5,240**	5,468	5,314	5,727	5,791
Norway	**521**	427	407	374	297
Germany	**181**	155	137	303	118
Total	**5,942**	6,050	5,858	6,404	6,206

Gas sales in Austria in mn cbm					
Wiener Stadtwerke – WIENGAS	**1,933**	1,852	1,684	2,117	2,033
Oberösterreichische Ferngas AG	**1,651**	1,657	1,446	1,364	1,378
EVN Energie-Versorgung Niederösterreich Aktiengesellschaft	**1,364**	1,472	1,578	1,764	1,692
Steirische Ferngas AG	**1,014**	1,069	945	1,058	1,085
Tiroler Ferngas Ges.m.b.H.	**170**	142	129	124	118
KELAG – Kärntner Elektrizitäts-Aktiengesellschaft	**152**	130	132	136	136
SAFE – Salzburger Aktiengesellschaft für Energiewirtschaft	**139**	113	175	153	155
BEGAS – Burgenländische Erdgas-versorgungs-Aktiengesellschaft	**104**	97	134	120	94
Direct customers	**13**	32	93	125	135
Total	**6,540**	6,564	6,316	6,961	6,826

Refining and Marketing

Business activities: OMV operates two refineries with a total capacity of 282,000 bbl/d (13.4 mn t) at year-end 1999. In Schwechat (near Vienna) and Burghausen (Bavaria) high-quality petroleum products and petrochemicals are produced.

The Marketing segment sells OMV's oil products via the Company's own filling station and dealer networks, and is the Austrian market leader. The retail market share in the markets served by OMV (excluding Bavaria, Bulgaria, Italy, Romania) was about 14%.

Competitive advantages: Both refineries are characterized by outstanding product quality and environmental standards, a high degree of integration, and closeness to its key markets. Ongoing restructuring programs are reflected in increasing efficiency and productivity.

The Marketing segment's strong position in Austria and access to the growth markets of Central and Eastern Europe represent a sound platform for expansion.

Goals: Strict cost management and further plant optimization projects are aimed at increasing the profitability of the two refineries and at cutting processing cost markedly by 2001.

Marketing seeks to maintain its market leadership by boosting efficiency. Its strategy of earnings oriented expansion in the growing East-Central Europe markets is targeted at placing OMV among the top three in every country served. OMV is looking for retail market shares of at least 10% in each country, excluding Bavaria and Italy, and has recently entered Romania and Bulgaria.

99

Crude oil imports in 1,000 t	**1999**	1998	1997	1996	1995
Algeria	**772**	1,043	1,564	1,449	723
Cameroon	**80**	15	87	264	0
Czech Republic	**34**	44	46	45	57
Iraq	**1,382**	1,531	925	0	0
Iran	**55**	0	0	176	80
Libya	**3,750**	3,918	4,189	4,329	4,019
Kazakhstan	**645**	850	0	0	0
Nigeria	**476**	341	123	340	417
Russia	**991**	1,221	1,338	1,142	1,668
Saudi Arabia	**318**	573	903	1,001	1,150
Syria	**0**	10	0	206	409
Tunisia	**488**	324	429	96	0
United Arab Emirates	**0**	0	181	116	102
Others	**195**	0	266	225	39
Total	**9,187**	9,869	10,051	9,389	8,664

Crude oil processing in 1,000 t					
Crude oil	**10,109**	10,777	10,872	10,275	9,642
Third party processing (in Schwechat only)	**1,929**	1,927	1,858	1,728	1,828
Semi-finished products and others	**526**	431	336	417	198
Total	**12,564**	13,135	13,066	12,420	11,668
Utilization rate in %	**90**	95	95	90	86

Sales volume in 1,000 t	**1999**	1998	1997	1996	1995
Petrochemicals	**1,485**	1,494	1,475	1,423	1,262
Gasoline	**2,149**	2,180	2,417	2,305	2,270
Jet fuel	**920**	921	889	817	785
Diesel fuel	**2,895**	2,825	2,581	2,239	2,274
Extra light heating oil	**1,963**	2,166	2,294	2,115	2,012
Fuel oil	**1,127**	1,425	1,451	1,445	1,453
Bitumen	**330**	291	303	254	258
Coke	**211**	207	213	206	204
Others	**360**	426	389	400	378
Total	**11,440**	11,935	12,012	11,221	10,835

Retail market share in %					
Austria	**20**	20	22	23	23
International	**11**	10	9	8	7
Total	**14**	13	13	13	13



Retails network as of Dec. 31	**1999**	1998	1997	1996	1995
Austria	**558**	566	575	726	800
[thereof OMV branded]	**[466]**	[466]	[467]	[483]	[435]
Bulgaria	**8**	0	0	0	0
[thereof OMV branded]	**[1]**	[0]	[0]	[0]	[0]
Croatia	**21**	15	13	10	7
[thereof OMV branded]	**[21]**	[14]	[12]	[7]	[3]
Czech Republic	**103**	99	76	32	27
[thereof OMV branded]	**[103]**	[99]	[62]	[32]	[27]
Germany	**79**	92	94	99	102
[thereof OMV branded]	**[79]**	[14]	[11]	[9]	[7]
Hungary	**113**	82	76	69	32
[thereof OMV branded]	**[113]**	[82]	[76]	[64]	[32]
Italy	**38**	32	24	21	16
[thereof OMV branded]	**[38]**	[40]	[32]	[29]	[24]
Romania	**8**	0	0	0	0
[thereof OMV branded]	**[5]**	[0]	[0]	[0]	[0]
Slovakia	**61**	54	38	22	19
[thereof OMV branded]	**[61]**	[54]	[38]	[25]	[19]
Slowenia	**91**	93	87	79	71
[thereof OMV branded]	**[91]**	[66]	[60]	[41]	[28]
Total	**1,080**	1,033	983	1,058	1,074
[thereof OMV branded]	**[978]**	[835]	[758]	[690]	[575]

Chemicals and Plastics

Business activities: OMV's subsidiary Agrolinz Melamin GmbH is the Austrian market leader in plant nutrients. The Company is also the world's second-largest producer of melamine (a synthetic resin used to manufacture laminated flooring, furniture, boards, etc.).

OMV's Polyfelt unit is among the world's leading producers of geo-textiles (non-woven fabrics used for separation, filtering, drainage, protection and insulation purposes). Furthermore, OMV holds a 25% interest in Borealis A/S, one of the major European polyolefin producers.

Competitive advantages: The main strengths of Agrolinz Melamin lie in its efficient integrated process for producing fertilizers and melamine from natural gas feedstock, as well as its state-of-the-art proprietary melamine technology.

For almost 30 years now, the Polyfelt Group has been developing top quality geo-textile specialties that provide increased stability, safety and cost effectiveness in road, dam, tunnel and landfill construction.

Goals: The aim for the melamine business is to achieve cost leadership and to increase market share to 19% by 2005 by applying the new production technology, and embarking on global expansion in growth markets. In plant nutrients, the Company is working towards market leadership in Central and Eastern Europe.

In geo-textiles, the Polyfelt Group is concentrating on key applications, particularly for road and railway construction, and is pursuing a strategy focused on growth in Europe and Asia. Borealis intends to participate in the growing polyolefin markets and to improve its competitive position.

Sales by business unit	1999	1998
Melamine, urea	**34%**	38%
Plant nutrients	**39%**	37%
Services	**13%**	11%
Resins, glues, bulk	**6%**	7%
Animal feed supplements	**4%**	4%
Plant protection	**4%**	3%
Total	**100%**	100%

Sales by region	1999	1998
Rest of European Union	**45%**	46%
Austria	**41%**	43%
Rest of Europe	**9%**	8%
Rest of the World	**5%**	3%
Total	**100%**	100%

Consumption of plant nutrients in 1,000 t nitrogen [2]	1999/98 [1]	1998/97	1997/96	1996/95	1995/94
European Union	**9,885**	9,811	9,958	9,605	9,553
[thereof in Austria]	**[128]**	[128]	[133]	[125]	[124]

Capacities of plant nutrients in 1,000 t nitrogen [2]					
European Union	**11,890**	11,813	11,694	11,579	11,543
[thereof in Austria]	**[398]**	[394]	[394]	[394]	[385]

[1] preliminary estimates [2] fertilizer season July 1 until June 30

Sales volume in mn t	1999	1998	1997	1996	1995
Plant nutrients	**1.10**	0.94	0.94	0.95	0.93
Melamine and urea	**0.35**	0.30	0.32	0.34	0.27

Supervisory and Executive Boards

Supervisory Board

Oskar Grünwald, Deputy Chairman
Norbert Beinkofer, Deputy Chairman until December 10, 1999 (remains on the Board)
Johannes Ditz, Deputy Chairman (from December 10, 1999)
Mohamed Nasser Al Khaily, Deputy Chairman from May 18, 1999

Erich Becker (until December 10, 1999)
Helmut Draxler
René Alfons Haiden
Murtadha Mohammed Al Hashemi (from May 18, 1999)
Karl Hollweger (until December 10, 1999)
Walid Saadallah Al Mehairi, Deputy Chairman (until May 18, 1999)
Richard Leutner
Rudolf Streicher (from December 10, 1999)
Herbert Werner

Delegates of the Central Works Council:
Leopold Abraham
Wolfgang Baumann (until April 1, 1999)
Hugo Jandl
Franz Kaba (from April 1, 1999)
Franz Kiegler
Herbert Nedbal

Executive Board

Richard Schenz, Deputy Chairman
Joined OMV in 1969, Member of the Board since 1/88 and Chairman since 9/92. General Management; Gas (from 4/99 until 1/00), Human resources from 2/00

Walter Hatak, Deputy Chairman
Joined OMV in 1977, Member of the Board since 9/92. Human resources, Procurement, IT (until 1/00) and Environmental business

Marc Hall
In OMV from 1990 until 1992 and since 1995, Member of the Board since 9/97.
Exploration and Production (until 1/00), Gas (until 4/99)

Tassilo Peyrer-Heimstätt
Member of the Board since 4/96.
Refining and Marketing

Gerhard Roiss
Member of the Board since 9/97.
Chemicals and Plastics; Exploration and Production, Procurement (from 2/00)

Heinrich Georg Stahl
Member of the Board from 1/97 until 12/99.
Finance and Controlling

Wolfgang Ruttenstorfer, Deputy Chairman
In OMV from 1976 until 1997 and since 1/00
Finance and Controlling; Gas and IT (from 2/00)



Open for more information.

Yes, I would like to receive further information on the OMV Group:

☐ because I am shareholder ☐ and/or because I am interested in OMV

Please send me:

German	English	
☐	☐	Annual Report 1999
☐	☐	OMV Group in figures 1999
☐	☐	Annual Report OMV Aktiengesellschaft 1999
☐	☐	Previous years: ________________
☐	☐	Environmental Performance Report 1997/98

I would like to be included in the OMV TICKER – the mailing list for stockholder information:

OMV TICKER is a mailing service which provides financial information directly from the management, e.g. quarterly reports, events and other information on the OMV Group either by e-mail or by mail (please tick):

☐ E-mail ☐ Mail

German	English	
☐	☐	Interim Report (Executive Summary)
☐	☐	Interim Report

99

Date and signature

Open for more information.

From:

First name

Surname

Title

Company

Street

ZIP code/city/country

E-mail

Telephone

99

Please print and tick the appropriate boxes on the reverse side.

Please affix stamp



OMV

OMV Aktiengesellschaft
Investor Relations

Otto-Wagner-Platz 5, POB 15
A 1091 Vienna

Stockholders' information

Financial calendar	Dates [1]
Full Year result 1999	March 1, 2000
Results January–March 2000	May 4, 2000
Annual General Meeting [2]	May 9, 2000
Dividend ex date	May 15, 2000
Dividend payment date	May 16, 2000
Results January–June 2000	August 17, 2000
Results January–September 2000	November 9, 2000
Full Year result 2000	March 2001

[1] The dates shown above are provisional and subject to final confirmation.

[2] Annual General Meeting: Austria Center, Bruno-Kreisky-Platz 1, A 1220 Vienna, 10.30 am

Open for more information:
OMV TICKER is a mailing service for stockholders and everybody who is interested in OMV Group. This service provides financial and company information free of charge and directly from the management, e.g. quarterly reports of financial results, current events, etc. either by mail or by e-mail.

Please contact:
OMV Aktiengesellschaft, Investor Relations
Otto-Wagner-Platz 5, A 1090 Vienna
Tel.: +43 (0)1 404 40-1324 oder
+43 (0)1 404 40-1600 (voice mail)
Fax: +43 (0)1 404 40-9496
E-Mail: investor.relations@omv.com
Homepage: www.omv.com/investor



OMV Aktiengesellschaft
Otto-Wagner-Platz 5, A-1091 Vienna
Telephone: +43 (0)1 404 40-0
Telefax: +43 (0)1 404 40-91
www.omv.com

Investor Relations
Telephone: +43 (0)1 404 40-1600 (24-hours)
or 1324
Telefax: +43 (0)1 404 40-9496
E-mail: investor.relations@omv.com